





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2006

Commission File Number:
1-14251

SAP AG
(Exact name of registrant as specified in its charter)

SAP CORPORATION

Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [X] No [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No. [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG
(Registrant)

By: ______________________
Name: Prof. Dr. Henning Kagermann
Title: CEO and Chairman

By: ______________________
Name: Dr. Werner Brandt
Title: CFO

Date: June 22, 2007

## EXHIBITS

| Exhibit No. | Exhibit |
|---|---|
| 99.1 | SAP Annual Report 2006 |

**SAP ANNUAL REPORT 2006**

# HOW INNOVATION WORKS


BUSINESS
MODEL
INNOVATION

THE BEST-RUN BUSINESSES RUN SAP™

SAP

**Total Revenue**

in € millions | change since previous year

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| in € millions | 7,413 | 7,025 | 7,514 | 8,513 | 9,402 |
| change | +1% | -5% | +7% | +13% | +10% |

**Software and Maintenance Revenue**

in € millions | change since previous year

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| in € millions | 4,714 | 4,716 | 5,184 | 5,958 | 6,605 |
| change | 0% | 0% | +10% | +15% | +11% |

**Adjusted Operating Income**

in € millions | change since previous year

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| in € millions | 1,688 | 1,880 | 2,086 | 2,410 | 2,707 |
| change | +15% | +11% | +11% | +16% | +12% |

**Adjusted Operating Margin**

in % | change since previous year in percentage points

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| in % | 22.8 | 26.8 | 27.8 | 28.3 | 28.8 |
| change | +2.7 | +4.1 | +1.0 | +0.5 | +0.5 |

**Revenue Breakdown by Sales Destination**

in € millions | percent | change since previous year



Rest of Asia Pacific Japan 676
7% | +14%
USA 2,617
28% | +12%
Rest of Americas 776
8% | +18%
Japan 431
5% | +6%
Germany 1,908
20% | +5%
Rest of EMEA 2,994
32% | +11%


**Net Income**

in € millions | change since previous year

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| in € millions | 509 | 1,077 | 1,311 | 1,496 | 1,871 |
| change | -12% | +112% | +22% | +14% | +25% |

# Financial Summary

**SAP Share in Comparison with the DAX®, the Dow Jones EURO STOXX 50®, and the GSTI® Software Index**
**January 1, 2006 to February 28, 2007 | in percent**



SAP Share (Xetra®)
DAX 30 Performance Index (Xetra)
Dow Jones EURO STOXX 50 – Price Index
Goldman Sachs GSTI Software Index – Price Index
140
135
130
125
120
115
110
105
100
95
90
85
80
01
02
03
04
05
06
07
08
09
10
11
12
01
02


**Core Enterprise Applications Vendor Share[1)]**
in percent | change since previous year in percentage points



SAP 24.0
+2.8%
Oracle 9.0
+0.3%
Microsoft 5.2
+0.6%
Rest of Market 61.8
-3.7%


[1)] Based on software revenues on a rolling four-quarter basis, for Microsoft and Oracle business solutions only.

**Revenue Breakdown by Type of Activity**
in € millions | percent | change since previous year | constant-currency change since previous year



Training 383
4% | +12% | +12%
Software 3,072
33% | +10% | +12%
Consulting 2,340
25% | +9% | +10%
Other 74
1% | +1% | +3%
Maintenance 3,533
37% | +11% | +12%

# Empowering Customers Through Business Innovation

**With world-class software, value-added services, and unparalleled expertise addressing the unique demands of organizations in more than 25 industries and over 120 countries, SAP continues to grow its market share as the world's leading provider of business software. From small businesses and midsize companies to global enterprises, more than 38,000 organizations worldwide run SAP applications for greater productivity, agility, and business growth.**

**We have helped our customers transform the challenges of successive paradigm shifts within their industries and in the world of information technology into opportunities for competitive edge through business process innovation. Pursuing a successful strategy of organic growth and collaboration with the world's largest partner ecosystem, we continue to provide our global customer base with a clear product road map for ongoing innovation and investment security.**

**While making strong gains in established markets and geographies, we are leveraging the expertise and innovative power of our more than 39,300 employees and global partner ecosystem to extend our product portfolio and reach new markets and customer segments. In the very near future, our customers can expect even greater advances in software built on a flexible business process platform that empowers information workers, decision makers, and entire organizations in unprecedented ways.**

# HOW INNOVATION WORKS

Taking innovation further. Four SAP customers talk about the solutions that transform their businesses – and their industries.


lenovo


KAUPTHING BANK


P&G


THIS CITY WORKS FOR YOU

# For computer maker Lenovo, product and business model innovation go hand in hand

lenovo




lenovo联想

# Lenovo has emerged to become one of the most innovative personal computer makers in the world.

Lenovo's campus in
Beijing, China

## AN INDUSTRY LEADER

Founded in 1984 in Beijing, Lenovo is China's largest IT enterprise and personal computer (PC) maker. The Lenovo Group, with executive headquarters in the Research Triangle, in the U.S. state of North Carolina, employs over 23,000 people. The company has a presence in more than 60 countries, with manufacturing and distributing facilities in Brazil, China, Hungary, Malaysia, Mexico, the United Kingdom, and the United States.

With its acquisition of IBM's Personal Computing Division for US$1.75 billion last year, Lenovo became a global player overnight. Yet the acquisition posed a significant challenge for the ambitious computer maker. Managers faced the task of having to integrate the two organizations and optimize IT systems to avoid losing market share to the company's main competitors. It became clear to Lenovo's leadership that the company needed a modern enterprise resource planning (ERP) system.

"Companies don't just compete against other companies today; they compete against entire supply chains," explains Lenovo President and CEO Bill Amelio. "Companies in our industry must sustain a constant level of innovation, and that's only possible when every player in the supply chain is integrated on a flexible IT platform like SAP NetWeaver."

## A PLATFORM FOR INNOVATION

After reviewing the offerings of several different companies, Lenovo chose SAP to help the company build a platform for its global processes. Lenovo's goal is to integrate its entire global supply chain, customer relationship management processes, and existing ERP processes. To achieve that, the company is implementing the SAP NetWeaver platform and various applications from the SAP for High Tech solution portfolio.

From the SAP Business Suite applications, Lenovo will be deploying SAP Customer Relationship Management, SAP ERP Financials, SAP ERP Human Capital Management, and SAP Supply Chain Management, including the SAP Advanced Planning and Optimization application. It will also be using the SAP xApp Cost and Quotation Management, SAP GRC Global Trade Services, and SAP xApp Manufacturing Integration and Intelligence composite applications. Together, each of these applications will help Lenovo respond faster to business and market changes; integrate the company's growing global operations; and manage end-to-end processes. And, because of built-in capabilities from the SAP NetWeaver platform, Lenovo will also be able to take advantage of enterprise service-oriented architecture (enterprise SOA). This will allow the computer maker to quickly enhance the capabilities of its IT landscape, and adapt its supply chain to accommodate future shifts in product innovation and customer demand.

## COMPETING WITH A DOUBLE-EDGED BUSINESS MODEL

With an end-to-end supply chain in place, Lenovo will be able to pursue its highly innovative dual business model with even greater speed and efficiency. Rather than restrict itself to a single means of reaching customers, Lenovo utilizes a relationship model and a transaction model. In the first, the computer maker establishes long-term relationships with its largest customers – for instance, very large corporations, government, and educational institutions. These customers typically order large quantities of PCs preconfigured to suit their unique needs which Lenovo then builds to order. But Lenovo also sells to individual consumers, as well as small businesses and midsize companies, with its transaction business, serving customers that have common needs – and require minimal customization – through a highly efficient distribution model. The transaction business allows the company to achieve broad market coverage, even in smaller cities.

"Companies don't just compete against other companies today; they compete against entire supply chains."

Bill Amelio, President and CEO of Lenovo

Continuous innovation: Lenovo has filed more than 1,000 applications for PC patents over the past four years.


lenovo



"In the future, innovation will also be based on the very business model that drives it."

Yang Yuanqing, Chairman of the Board of Lenovo



Delighting customers: SAP helps Lenovo glean high volumes of transaction data to identify customer needs and create innovative new products.

"The way to get a world-class supply chain is to have a rich mix between transaction business and relationship business," says Bill Amelio. "A dual model is inherently more complex, but with SAP we can do it because we have a better IT system that can better support our business."

### GETTING CLOSER TO CUSTOMERS

Understanding what millions of customers around the world want is a formidable task. Yet with the SAP platform, Lenovo is able to glean and analyze high volumes of transaction data across its entire business – from retail cash registers to direct sales. It uses this real-time data to identify customer pain points, and to then address them with new product innovations. By understanding customer needs across a broad range of issues – from optimal hard drive size to computer virus protection – Lenovo consistently leverages opportunities to delight customers through innovation and differentiate itself from its competitors.

### PUSHING THE ENVELOPE

In no other sector have product life cycles been shortened as in the PC industry. Product innovations emerge at lightening speed, as does the pace at which competitors copy them. But Lenovo has managed to leverage its supply chain to stay ahead of the innovation envelope – and limit the negative effects of commoditization. The computer maker has filed more than 1,000 applications for PC patents over the past four years. By understanding customers' growing need for security, for example, Lenovo has developed technology that enables users to log on to their machines by fingerprint. And by gaining insight into their customers' desire for a single solution for crashes, Lenovo has developed a PC that can recover from a virus at the click of a button.

### BUILDING THE MOST EFFICIENT SUPPLY CHAIN IN THE WORLD

Currently the world's third-largest PC manufacturer, Lenovo has a very clear strategy for future growth. With an international business three times the size of its substantial core business in China, Lenovo is anxious to extend its global footprint among consumers, small businesses and midsize companies. For Yang Yuanqing, Lenovo's Chairman of the Board, this ambitious path for growth and IT-driven business model innovation are two sides of the same coin.

"We want to have more market share in the future – and that means building a strong dynamic business model built on a flexible IT platform," explains Yang Yuanqing. "In the future, innovation will not be based on product and technology alone, but also on the very business model that drives it. And SAP is the IT partner that can help us achieve that."

# SAP provides Kaupthing Bank a platform for integration – and a blank check for growth


KAUPTHING BANK





# With the help of SAP, Iceland-based Kaupthing Bank is once again poised to double in size.

Kaupthing Bank headquarters in Reykjavik, Iceland

## A NEW STAR IN THE NORTH

Kaupthing Bank is Iceland's leading bank and one of Europe's fastest growing and most successful. It offers integrated financial services to companies, institutional investors, and individuals in five core business areas: corporate banking, investment banking, capital markets services, asset management and private banking, and treasury. Headquartered in the capital city of Reykjavík, the bank is listed on exchanges in both Iceland and Sweden. Kaupthing Bank operates in ten countries, including all Nordic countries, Luxembourg, Switzerland, the United Kingdom, and the United States. With €40 billion in total assets and 2,700 employees, Kaupthing Bank is the seventh largest bank in the Nordic region in terms of market capitalization.

## A HOT ECONOMIC CLIMATE IN THE NORTH ATLANTIC

Times have changed for the small island nation just below the Arctic Circle. A decade ago, Icelanders had virtually no investments abroad. But Iceland's decision to join the European Economic Area in 1992, the growing internationalization of financial markets and the rise of electronic financial networks have provided fertile ground for growth, both at home and abroad. As a result, Iceland's financial services market has flourished well beyond its borders, with growth rates twice that of Denmark and Sweden.

Kaupthing Bank has been quick to recognize and capitalize on these opportunities. With a corporate culture that values straightforward and quick decision-making, the bank has used an innovative business model to achieve exponential growth. As a result, the bank has doubled in size every year for the past couple of years.

The bank attributes its success in its key areas of investment banking, corporate banking and private banking to quick decision-making and innovative product range based on reliable information systems. To execute a strategy with this level of ambition and complexity, however, the bank recognized the need for a powerful, flexible IT architecture that could enable it to continue the pace of rapid growth with strong revenues and high-quality service.

### A PLATFORM FOR GROWTH

After reviewing the various offerings of several major enterprise software makers, Kaupthing Bank's managers came to the conclusion that SAP offers the best solution for financial services. With the SAP NetWeaver platform, the bank has standardized and synchronized its wide range of services and activities. And by selecting the SAP for Banking solution as its business backbone, Kaupthing Bank is taking advantage of the powerful set of applications, including SAP Deposits Management, SAP Loans Management, SAP Leasing, and SAP Collateral Management. With these applications Kaupthing Bank has unified operations, standardized processes, reduced the number of legacy systems across the banking group, improved revenue growth, and achieved faster product and service innovation.





Exponential growth: SAP helps Kaupthing Bank operate in 10 countries, with €40 billion in total assets and 2,700 employees.



Perfect timing: Kaupthing Bank's SAP solutions enable quick decision-making and an innovative product range.

"With SAP for Banking, Kaupthing Bank delivers unified, high-quality cross-border banking services."

Sigurdur Einarsson, Executive Chairman of Kaupthing Bank

"With SAP for Banking, Kaupthing Bank is able to offer its clients unified, high-quality cross-border banking services in each of the countries in which it operates," says Sigurdur Einarsson, Executive Chairman of Kaupthing Bank. "As a result, we're able to clearly differentiate ourselves from other Northern European corporate banks."

For example, the bank can now easily handle multiple currencies across 10 countries in several different time zones. It has also greatly simplified the day-to-day management of checking accounts and loans. Employees processing loan applications in Finland, for example, can also process loans from Sweden and Iceland using the same system and the same rules.

The recent implementation of the SAP NetWeaver platform and SAP for Banking solutions has received acclaim from analysts and other participants as well. This year, Kaupthing Bank received the Retail Banking Project Award in the "Core Banking" category from the banking industry magazine *The Banker*.

## BANKING ON THE FUTURE

An accomplishment of this size would be difficult for any company anywhere to repeat, but Kaupthing Bank maintains an ambitious set of objectives. Though size is never an objective in and of itself, the bank seeks out opportunities like those presented by SAP to support steady, organic growth. "Achieving consistent growth is about more than just size," says Sigurdur Einarsson. "Our goal is to maintain strong profits by satisfying our customers. With SAP for Banking, we have all the tools we need to sustain a high level of customer service and product innovation."





Growth: Kaupthing Bank maintains an ambitious set of objectives.

# With SAP, Procter & Gamble moves closer to its customers – and ahead of the competition

P&G





With more than 300 well known brands, Procter & Gamble has worldwide presence.

P&G corporate headquarters in Cincinnati, Ohio, USA

## ALWAYS ONE STEP AHEAD

Global consumer products company Procter & Gamble (P&G) is an innovation leader in the rapidly changing consumer retail industry. With the help of SAP, P&G has built a highly advanced supply chain, moved closer to its customers, and enhanced its ability to absorb acquisitions. As a result, the company drives growth and innovation in every aspect of its business – and maintains a strong competitive advantage.

More than 300 P&G brands are household names throughout the world. In fact, 22 of its beauty, grooming, and household care products boast annual sales of US$1 billion or more. P&G is also a pioneer in leveraging global enterprise resource planning (ERP) and a long-time SAP customer. The company began making country-specific purchases of SAP R/2 in Europe and Latin America as early as 1988. By 1997, the company had already begun a global SAP rollout, resulting in one of the first worldwide, standardized IT systems. And in 2006, P&G again led consumer packaged goods companies with its commitment to move toward enterprise service-oriented architecture (enterprise SOA) with a global upgrade to SAP ERP 2005. Since then, the company has focused on optimizing its overall supply chain, leveraging SAP's market-leading supply chain management and planning applications. These solutions – as well as P&G's long-term strategic partnership with SAP – have helped the global leader strengthen every aspect of its value chain.

## BUILDING A SUPPLY CHAIN THAT RESPONDS IN REAL TIME

Supply chain management is a key focus for manufacturing companies today, particularly those in the highly competitive consumer goods space. P&G has taken the practice one step further by building an adaptive supply network – a demand-driven supply chain capable of analyzing streams of real-time data and automatically producing highly accurate forecasts at any given moment. P&G uses this information to make better purchasing decisions; to fine-tune sales and marketing efforts; and to ensure that each of its hundreds of products are in stock on store shelves.

Operating with this kind of precision has become a necessity for a consumer products company like P&G, which finds itself competing in an increasingly difficult retail environment. Margins have become thinner and growth much more difficult to achieve. The balance of power has shifted decisively to retailers and continues to move toward the consumer, who has become less loyal and more willing to try new brands. When a branded product is out of stock, consumers will often simply switch to another product, regardless of the brand's strength.

"Staying the same will not work. The supply chain can hold your business model back, or propel you ahead," says P&G CEO AG Lafley. "SAP allows us to get more in tune with the dynamics of the supply chain, with our consumers and with our customers."

"With SAP, our business model can be used as a tool for innovation – and competitive advantage."

AG Lafley, CEO of Procter & Gamble



Swiffer
WETJET
24
Pringles
SOUR CREAM & ONION


Always in stock: SAP helps keep P&G's more than 300 quality brands on store shelves throughout the world.

## MOVING CLOSER TO THE CUSTOMER

With this deeper understanding of customers and consumers, P&G has succeeded in taking demand shocks out of its supply chain and in ensuring that shelves are consistently well-stocked. By taking data from point of sale and pushing it back through the supply chain as consumer decisions are being made, P&G makes better business decisions faster. As a result, the company is able to deliver its products at the right time, the right place, and at the right price – anywhere in the world.

Getting closer: SAP helps P&G get closer to suppliers, customers, and consumers.


P&G
Procter&Gamble

## STREAMLINING ACQUISITIONS

New acquisitions are also an important part of P&G's growth strategy. This was the company's goal when, for example, it acquired Gillette in 2005 – an acquisition that enlarged the company by 20% by adding a brand recognized around the world. Gillette, the global leader in the grooming, personal care, oral care, and batteries businesses, operated 32 plants in 15 countries at the time P&G acquired it. Combining the operations of two large companies posed a tremendous challenge. Since both Gillette and P&G ran SAP solutions, the integration succeeded in record time. "SAP has allowed us to become more flexible and adaptive in nearly every area of our business – from cutting costs and accelerating innovation to bringing new acquisitions on board," says P&G Global Services Officer and CIO Filippo Passerini.

## WELL POSITIONED FOR THE FUTURE

Over the coming decade, P&G will confront a number of challenges and threats, including competition from new brands; shifting consumer and retailer demands; as well the erosive effects of commoditization. But with its portfolio of SAP solutions, the company is well-positioned to manage future change. "The winning companies down the road are going to be the ones that have winning supply chain capabilities. We know that our business will change several times over the next 10 years," adds AG Lafley. "But with SAP, our business model can be used as a tool for innovation – and competitive advantage."




Innovation in real time: SAP gives P&G users real-time data for better, faster decisions.

"SAP solutions allow P&G to be flexible and adaptive in nearly every business area."

Filippo Passerini, Global Services Officer and CIO of Procter & Gamble

# In the city of Cape Town, fiscal and social responsibility run on the same platform


THIS CITY WORKS FOR YOU

KOOPMANS DE WET
V & A WATERFRONT 2.6km
GOLD OF AFRICA
INFORMATION
/ KASTEEL
MUSEUMS
COMPANY'S GARDENS
ERFRONT



# The City of Cape Town, South Africa, embarked on an ambitious project that leveraged SAP solutions to create one of the country's first governments running on a modern IT platform.

City Hall of Cape Town, South Africa

**BUILDING A NEW FOUNDATION**

The seven autonomous municipalities that once made up Cape Town, South Africa, merged on December 5, 2000, to create a new "Unicity" – and a fresh set of challenges. Overnight, the new organization took responsibility for 30,000 employees, a budget of €755 million (R7.2 billion), and service delivery to nearly 3.2 million citizens – from electricity distribution, water, and sanitation, to waste removal, housing, and healthcare.

Yet the newly merged city was unified in name only. In addition to having separate political parties and administrations, the former municipalities had also been supported by incompatible, antiquated IT systems. After a great deal of discussion and debate, the City of Cape Town chose to put a single IT system in place that could manage the city's entire operations. Under the codename "Project Ukuntinga," meaning "to soar" in isiXhosa, one of South Africa's 11 official languages, the search for a software provider began. City officials were determined to make the project business-driven rather than technology-driven, and solicited the knowledge and experience of more than 250 senior and middle managers across all business disciplines. Based on their analysis and feedback, the City of Cape Town chose SAP as the project's lead software partner.

## CAPE TOWN, INC.

With SAP ERP as the backbone, as well as the industry-specific set of solutions contained in SAP for Public Sector and SAP for Utilities, city officials laid out very specific improvement goals for the new IT platform, including financial and management accounting, procurement, materials management, human resources, and payroll management. They also set clear benchmarks to measure the project's success, with the firm expectation that the project pays for itself within four years. But with the improvements achieved through billing alone, the city saw a return on their investment in just over two years.

"Today's budgets are tighter and the debate over how to best allocate resources is getting tougher," says Nirvesh Sooful, chief information officer for the City of Cape Town. "The right IT systems have to be in place to make government as cost-effective as possible. SAP has helped Cape Town run its administration like that of a successful business. We've enjoyed a strong return on investment and our citizens have never been more satisfied."

The City of Cape Town's move to become more like a business reflects that of a growing number of public sector senior executives. A study by the Economist Intelligence Unit titled "Business 2010: The public sector" revealed that issues such as economic crises, privatization, budget cuts, and the continuing evolution of e-government, as well as the growing scrutiny of citizens, will push governments to





Built on fairness: Savings from the SAP implementation helps fund social programs to bring water and other vital services to the disadvantaged.





Shared benefits: SAP helps the City of Cape Town reduce service delivery costs - from electricity to housing and healthcare - to over 3.2 million citizens.

"SAP has helped Cape Town run its administration like that of a successful business. We've enjoyed a strong return on investment and our citizens have never been more satisfied."

Nirvesh Sooful, CIO of the City of Cape Town

be more citizen-focused, more business-like, and smarter in their use of technology. Two-thirds of those surveyed plan to adopt new technologies to improve service quality, and another 33% will use technology to deliver services to more constituents and through more channels.

### ACHIEVING A NEW BENCHMARK

The city's SAP software environment has made the day-to-day management of Cape Town much more transparent. The SAP for Public Sector solutions, for example, enable city workers to oversee a multitude of tasks, from tracking incidents and reports on broken-down equipment to managing the intricacies of the annual budget. The SAP solutions have also helped the city cut down on fraud and corruption by enabling an online audit trail. All transactions can be traced, giving city officials and auditors a complete and transparent overview of how taxpayers' money is being spent.

### CLOSER TO THE PEOPLE

Almost every aspect of the city's management, service delivery, and governance has been streamlined and made more efficient. The most palpable change is in the way Cape Town's citizens interact with their government. Citizens can now pay for services from a single, consolidated bill at any cashier's office in the city, over the Internet, by debit/stop order, with retailers, or even at the post office. And a single centralized call center offers citizens a single point of contact where they can call with questions about their accounts.

### A BETTER BOTTOM LINE – AND BEYOND

The integration of financial systems and the streamlining of billing processes across the SAP software environment have not only greatly increased efficiency, but have also unlocked billing value. By increasing the city's ability to collect outstanding bills, payment ratios jumped from below 85% to more than 98% in the first two years alone, freeing up the city's cash reserves and helping it avoid additional debt. This has allowed the city to divert most of the resulting savings toward social development programs aimed at individuals and small businesses.

In the past, disadvantaged parts of the city have often had no water, sewage, or energy service. Cape Town's social programs have provided reliable utilities, as well as debt relief, for those who have been unable to pay past-due bills. They have also supported affirmative procurement policies that help small businesses compete for city contracts. "By helping us add value to the City of Cape Town's bottom line, our SAP software has helped us touch lives well beyond it," says Nirvesh Sooful. "From both a financial and human perspective, the city's investment has been returned many times over."

# Contents

# Dear Shareholders, Customers, Partners, and Colleagues,

**2006 was an important year for SAP. We achieved a number of significant milestones towards our long-term growth targets for 2010. We proved our ability to drive new innovation through the expansion of our product portfolio and through the global availability of the first business process platform. A 10% increase in revenues and a 27% increase in adjusted net income demonstrate that SAP continues to be a growth company that consistently delivers outstanding results.**

We set ambitious targets for 2006 and were not able to meet all of them. We achieved 12% software revenue growth in constant currencies. Though short of our 15% target, this was an excellent result in comparison with our market peers. We increased our market share in all regions and against our main competitors.

In 2007, we will continue our strategy of organic growth based on our own innovation and co-innovation with customers and partners. As our customers' ability to innovate becomes increasingly dependent on IT, our ability to innovate faster than our competitors will become ever more important, and we have proved that an organic growth strategy is the best way to sustain our first-mover advantage. We will successfully deliver on the product road map we announced three years ago and we will introduce a new software category that represents a radical innovation in both product and business models in our industry.

## HIGHLIGHTS OF 2006

2006 was a year of strong growth on all fronts. We achieved double-digit growth in software license revenue across all regions. Our profitability rose by 0.5 percentage points to an adjusted operating margin of 28.8%.

We justified a high level of customer confidence by delivering on our promises to existing customers. We moved forward on target with our goal of service-enabling our software that will make it easier for our customers to execute on desired changes to their business. We now have over 7,300 customers of our service-enabled ERP application, SAP ERP. We announced that all new functional enhancements to SAP ERP through 2010 will be made available as extensions to SAP ERP 2005 in a series of optional enhancement packages, eliminating the need for customers to continually upgrade their systems to take advantage of the newest technology and business process innovations from SAP.

Providing software to meet the needs of companies that have not traditionally used SAP software is a core pillar of our strategy to double the size of the market we address. In 2006, we shipped a range of new products that address the needs of users who analyze data to gain new business insights. These include Duet software, a product we developed with Microsoft to enable users to access SAP data through familiar Microsoft products. We also introduced a new product deployment model with SAP CRM on-demand solutions.

We continued to grow by industry. We lead the market in 20 of the 25 industries we serve and our growth in 2006 was driven by a mix of strong performance in traditional industries such as chemicals, oil and gas, and utilities, as well as in strategic industries such as retail and financial services.

We executed on our policy of complementary acquisitions with the purchase of three software companies – Khimetrics, Virsa, and Frictionless Commerce – and the chief assets of two others – Praxis Software Solutions and Factory Logic.

We extended our global ecosystem of partners. In addition to new partnerships in Asia, with Tata Consultancy Services in India, Neusoft Group in China, and Fujitsu in Japan, we announced a new marketing cooperation agreement with Cisco Systems for the United States and Canada covering governance, risk, and compliance applications.

We introduced industry value networks for five industries. These networks bring together independent software vendors and systems integrators with SAP and leading customer companies to develop solutions to industry-specific business pains.

This exchange of business best practice with customers and partners is fundamental to our success. We believe we have a responsibility to society to make this best practice – particularly in the areas of transparency and governance – available to a broader range of stakeholders, including tomorrow's business leaders. We do this through membership in a number of stakeholder forums such as the UN Global Compact and the International Business Leaders' Forum, our collaboration in the Extractive Industries Transparency Initiative, and through the continued expansion of our SAP University Alliances program.

The testimony of the customers featured in this Annual Report is evidence of our continuing success. Across a range of different industries, geographies, and business needs, we support these customers in meeting their innovation and growth agendas. This would not be possible without our most important asset – our people. We continue to invest in employees and hired over 3,400 staff worldwide, almost half of them in global research and development centers.

## GROWTH OPPORTUNITIES

We see enormous growth potential in 2007 and beyond. We will increase share of wallet among our existing large- and midsize customer base by bringing the entire SAP product suite to our business process platform. We will extend our platform with industry-specific versions. We will continue to develop our product offering for small businesses and midsize companies. In January 2007, we launched a new version of SAP All-in-One solutions, our software for midsize companies, and we will soon release a new version of SAP Business One, our offering for small businesses.

We are also addressing a huge revenue opportunity among midsize companies that are not currently enterprise software buyers. Over the last three years, we have focused on developing a product for these "non-buyers." We are now innovating on our own business model to meet their need for low cost and risk and swift return on their IT investments. In January 2007, we announced a €300–400 million investment over eight quarters to build our "try-run-adapt" model that will enable companies to quickly access, configure, and run software to meet their needs. To minimize the investment risk for these companies, we are looking at alternative licensing models such as leasing as well as different financing options. We expect to achieve US$1 billion revenue from this offering by 2010 and 10,000 new customers per year onwards of 2010.

## THANK YOU

In closing, I would like to thank each member of our ecosystem of employees, partners, and customers, who together enable SAP to create long-term value for you, our shareholders.

Sincerely,
Henning Kagermann
Chairman and CEO, SAP AG

# The SAP Executive Board: Experienced business leaders with a vision and a commitment to the success of our customers



success

**Henning Kagermann**
**(Chief Executive Officer)**
joined SAP in 1982 and has been a member of the Executive Board since 1991. He has overall responsibility for SAP's strategy and business development, Global Communications, Global Intellectual Property, Internal Audit, and sponsors SAP's Top Talent Management program.



# finance

**Werner Brandt**
**(Chief Financial Officer)**
joined SAP in 2001 and has been a member of the Executive Board since 2001. He is responsible for Finance and Administration, Shared Services, and SAP Ventures.



# innovation

**Peter Zencke**
joined SAP in 1984 and has been a member of the Executive Board since 1993. He is responsible for Research, Application Platform, and SAP's new dedicated midmarket solution.



# solutions

**Shai Agassi**
joined SAP in 2001 and has been a member of the Executive Board since 2002. He is responsible for Product Development, Technology, Industry Solutions, and Product and Industry Marketing.







## people

**Claus E. Heinrich**
**(Labor Relations Director)**
joined SAP in 1987 and has been a Member of the Executive Board since 1996. He is responsible for Global Human Resources, Quality Management, Internal IT, and SAP Labs.

## service

**Gerhard Oswald**
joined SAP in 1981 and has been a member of the Executive Board since 1996. He is responsible for Global Service and Support, Custom Development, and SAP's new dedicated midmarket solution.

## customers

**Léo Apotheker**
joined SAP in 1988 and has been a member of the Executive Board since 2002. He is responsible for Sales, Consulting, Education, and Marketing.

The Executive Board appointed the following members of the SAP senior management team as Corporate Officers of the SAP Group: **Ernie Gunst, Martin J. Homlish, Hans-Peter Klaey, Michael Kleinemeier, Klaus Kreplin, Bill McDermott, Jim Hagemann Snabe.**

# Markets and Opportunities



# Customer Requirements: Open a World of Opportunities

**Our customers' requirements are evolving as fast as the technology advances and arising industry challenges in the established and emerging markets we serve. Globalization and consolidation within and across all markets and industries are compelling companies to change the ways they do business – by extending their market reach, or by focusing on specialized products, or even by redefining the very models on which their businesses are based.**

Whether they are global players, regionally operating midsize companies, or local small businesses, companies all over the world must be able to adapt quickly and flexibly to succeed and to grow. We have made it our mission to empower them. And, in meeting customer requirements around the globe, we open a world of opportunities. The year 2006 saw SAP consistently executing on this mission.

We continued to empower customers across every level of their organizations – from the boardroom to employees' desktops – by delivering products and services that enable and accelerate business innovation. We deepened and broadened our industry expertise through collaborative customer and partner communities. We continued to expand our presence in established and emerging markets, leveraging local expertise and talent as catalysts of innovation for customers in the surrounding regions and worldwide. We continued to grow ever closer to our customers, their industries, and their markets. We believe that our delivering on customers' requirements is fueling innovation, unleashing growth, and creating significant value – for SAP, for our customers, for our partners and, ultimately, for entire industries and economies.

## PRODUCT INNOVATION TARGETS CUSTOMER REQUIREMENTS

As we expanded our portfolio of services, applications, and technologies in 2006, we placed our focus on meeting these key customer demands:

- **Software Integration**
  Regardless of their size or industry, our customers seek to extend the power of their SAP applications to new user groups, enabling greater employee productivity and business process efficiency by putting information at their fingertips. We have made this demand a key priority. Among the numerous collaborative software integration projects in which SAP engaged in 2006, the one receiving the most customer and market acclaim was Duet software for Microsoft Office and SAP – a joint product that enables people to interact quickly and easily with SAP business processes and data through Microsoft Office desktop productivity software.

- **Deeper Business Insight**
  Customers want to empower information workers and decision makers with the best possible insight to drive informed business decisions. SAP delivered on this key demand with more than 100 analytics applications covering key areas including financial management, human resources, customer relationships, and the supply chain, as well as industry-specific analytics applications for manufacturing, retail, and financial services companies.

- **IT Investment Protection**
  Continuing to deliver innovation on the SAP NetWeaver platform and enterprise service-oriented architecture (enterprise SOA) blueprint, SAP helps customers tap maximum value from existing IT investments. SAP ERP 2005 enables customers to deploy innovation at their own pace through enhancement packages, without disrupting operations through intensive system upgrades.

- **Regulatory Compliance and Risk Management**
  Companies across all industries face a growing number of tightened regulatory requirements such as the U.S. Sarbanes-Oxley Act, necessitating the implementation of new processes and IT systems for governance, risk, and compliance (GRC) management. SAP addressed this by expanding its existing portfolio of regulatory compliance software covering the needs of diverse industries with powerful new solutions that make GRC an integral part of customers' business and IT strategies.

## EXTENDING OUR LEADERSHIP IN ESTABLISHED MARKET SEGMENTS

In 2006, we continued to extend our leadership and address changing customer demands in the large enterprise segment. We expanded existing customer agreements with further SAP Business Suite applications such as customer relationship management (CRM) and supply chain management (SCM). Customers also extended their SAP footprints with industry-specific modules, with quickly deployable composite applications to fill in gaps in business processes, with on-demand software, and with new solutions for information workers such as analytics applications and Duet.

We continued to help customers realize their own individually tailored road maps for enterprise SOA through growing adoption of SAP ERP, our market-leader enterprise resource planning (ERP) application designed on the enterprise SOA blueprint. More than 7,300 customers now license SAP ERP as the year 2006 saw more than 800 new conversions of customers' SAP R/3 contracts. We helped our large enterprise customers leverage the power of SAP NetWeaver to integrate their disparate IT systems. We entered into new subscription-based global enterprise agreements (GEAs) that strengthen our position as the long-term strategic partner to our customers, enabling business agility and growth as they evolve their global IT landscapes to enterprise SOA.

## EXPANDING MIDMARKET REACH TO NEW CUSTOMER SEGMENTS

Building on our established markets to deliver continued stable double-digit growth, we are targeting additional business opportunities. Small businesses and midsize companies comprise more than 65% of our global customer base, yet the midmarket segment remains widely untapped. In 2006, we took significant steps to address the distinct needs of the midmarket. Whereas midsize companies share many of the same demands and objectives as large enterprises, they must reach their goals with fewer resources. They need to innovate faster and tightly integrate business processes, information, and applications across business units and partner networks. They need business software that offers simplicity, automation and embedded best practices while driving down IT costs.

In 2006, we expanded our global network of channel partners for small businesses and midsize companies and unified our global partner programs under the umbrella of our SAP PartnerEdge program. We added new capabilities and microvertical solutions to the portfolio of SAP and partner solutions for small businesses and midsize companies. We developed the next version of SAP All-in-One solutions with significant enhancements to empower midsize companies – particularly those in the upper midsize segment – with the agility that their larger peers are gaining by migrating to the new generation of SAP suite applications leveraging enterprise SOA.

The new SAP All-in-One solutions tap into the power of the latest release of SAP ERP, offering a dramatically enhanced and more intuitive user experience, streamlined business scenarios, enhanced analytical reporting and integrated management of customer relationships. The CRM capabilities optimized for midsize companies include account and contact management, activity management, lead management, campaign management, opportunity management, and service ticket management. As with SAP's suite solutions for large enterprises, new SAP All-in-One solutions allow partners and customers to adopt innovations over time in an evolutionary way that minimizes costs and alleviates disruption to ongoing operations. Embedded with best practices, enterprise SOA capabilities and broad functional coverage for many industries and geographies, the new SAP All-in-One solutions set the stage for our "game-changing" approach to the midmarket.

Leveraging a new enterprise SOA "by design" platform, SAP will launch in 2007 a new "consumption-ready" solution for midsize companies: The vast majority of midsize firms – particularly those in the lower midsize segment – derive their competitive advantages through means other than highly customized processes and IT. To serve these companies and thereby enter a substantial new market for SAP, we will adopt a new business model – to be operated in parallel to our established business – designed around a standard solution with an efficient sales process. As a centerpiece of the approach, our new solution will target a set of selected industries and geographies. It will leverage enterprise SOA to offer new market segments a business process platform "by design," available to customers through on-demand and hosted delivery for significantly lower total cost of ownership.

## OPPORTUNITIES IN ESTABLISHED MARKETS

SAP continued to expand its footprint in established markets such as the United States, the largest single market for SAP and a key driver of our future growth. Here, we experienced especially strong growth in our midmarket customer base and reseller network, increasing geographic coverage and addressing microvertical industry requirements. In other mainstay markets such as Germany and the United Kingdom, we continued to build on our solid market leadership, gaining new customers and expanding agreements with existing customers for our latest generation of applications. We also successfully introduced new distribution models to extend our reach to new customers in the midmarket and large enterprise segments. In Japan, we extended our leadership with a market share three times that of our next competitor and achieved leadership in key industries including banking, retail, and the public sector.

**SAP Sales Regions**



- Americas
- EMEA News
- EMEA Central
- Asia Pacific Japan

## EMERGING MARKETS – CATALYSTS FOR GROWTH

The emerging markets of Brazil, China, India and Russia, so-called BRIC countries, are powerful growth drivers for the global economy, for our customers, and for SAP. IT spending continues to grow significantly in these regions as companies gear up to compete with their more technologically advanced peers in the global arena. To meet their business requirements, they are turning to SAP, the proven leader in enterprise software. In 2006, our software revenue in these countries grew above average. And we continue to tap new opportunities to grow our local partner networks and market reach.

In Brazil, where small business and midsize companies abound, we further grew our customer base in this key market segment in 2006. We continued to expand our presence here with the opening of an SAP Global Service Center focusing on custom development and localization services for our customers in Latin and North America. The center will support our long-term global growth plans for Brazil and the entire Americas region.

With a compound annual growth rate in software revenue of 65% over the last 10 years, SAP is one of the most profitable foreign companies in China. Our expanding partnerships and distribution channels in the world's largest developing economy are helping us extend our market reach and tap even greater growth potential. ERP applications are in high demand in the country – especially among the growing number of small businesses and midsize companies, the focus of software development at the new facility of SAP Labs China. Opened in March 2006 to accommodate an expected strong increase in R&D staff, the facility also serves as a regional technology and solution center supporting fast-growing markets throughout Asia.

With new partnerships forged and significant customer agreements signed in key sectors in 2006, SAP anticipates further growth in India. More than half of our customers here are midsize companies or small businesses, one of which this year became the 10,000th customer worldwide for SAP Business One, our business management application for small businesses. We plan to further expand our footprint in the region, enhance operations and customer service, and utilize the talent in the region to increase the R&D contribution of SAP Labs India.

With impressive economic growth, Russia is expected to become the second-largest European economy over the next few years. As the first global IT player to set up operations here more than 14 years ago, SAP is optimistic about Russia's economic future. In 2006, we furthered our commitment to the country and its key sectors, creating localized versions of our industry solutions for oil and gas companies, financial services firms, and the public sector.

## STRENGTHENING COMMITMENT TO MORE THAN 25 INDUSTRIES

SAP's industry commitment is unmatched by any single software provider. We have amassed the world's largest base of knowledge, best practices, and preconfigured applications for virtually every major industry – from aerospace and defense to wholesale distribution. We address even the specialized demands of dozens of niche industries, such as cosmetics retailing and automotive supplier industry.

With SAP solution portfolios, we cover the end-to-end business processes of more than 25 industries. To keep these portfolios at the cutting edge, we actively participate in industry-specific advisory councils and maintain close relationships with customers, partners and independent analysts in the field, continually feeding their ideas and suggestions into new solutions and enhancements.

In 2006, we focused our investments to refine and expand our portfolio of solutions in industries showing the strongest promise for future growth:

- **Retail:** We delivered on our commitment to the retail industry with the integration of powerful market demand intelligence and point-of-sales solutions, meeting growing customer requirements for end-to-end process integration from the storefront, to the back-office, to supply chain operations. Our retail solution set is more robust than ever, standing at the forefront of the industry.

- **Financial Services:** Industry consolidation, "virtual" banking, and heavy competition are just a few of the drivers of business model innovation in the financial services sector. SAP helps its customers adapt to change and get closer to their customers. In 2006, we expanded our collaboration with the financial community through the creation of the industry value network (IVN) for banks. Bringing together executives from leading financial services firms and industry experts, this forum helps SAP meet rapidly changing customer requirements.

- **Public Sector:** Our continually evolving solution portfolio and the IVN for the public sector are helping governments and public agencies meet the growing demand from citizens for high-performance services. And with the "Public ROI" initiative, we are helping customers assess the public value creation of IT deployments extending beyond the financial savings they achieve with SAP software.

- **High-Tech:** To remain profitable and competitive, high-tech firms are adopting outsourcing and offshoring strategies – and facing ever new financial and environmental regulations. To augment our portfolio of solutions targeting the specific needs of high-tech manufacturers, SAP has expanded its strategy of co-innovation with the IVN for high tech, collaborating with partners to develop solutions for manufacturing execution, product compliance, price management, and service parts management.

### OFFERING SAFE PASSAGE TO INVESTMENT SECURITY

Maintaining IT landscapes marked by disparate applications is a costly endeavor – and also would be so even if systems could be kept online, unchanged, indefinitely. But companies' business processes continually change, necessitating upgrades to maintain system compatibility or the customized development of new interfaces between various applications. To harness IT costs and complexity, companies are turning to SAP for applications built on a proven platform and offering a clear road map for easy adoption of new features and integration of disparate applications through enterprise SOA.

To meet their needs for investment security and end-to-end business process integration, an increasing number of customers across diverse industries are taking the clear path chosen by more than 38,000 companies of all sizes around the world: selecting SAP as their strategic enabler and core provider of market-leading software solutions, technology, and maintenance services.

SAP makes the decision to switch off legacy systems and simplify IT landscapes even more attractive to potential customers with the Safe Passage program. Introduced in early 2005, Safe Passage is a comprehensive offering addressing the concerns of competitors' customers facing the uncertainties of the end of life of competitors' solutions. It offers access to SAP's solutions, investment protection for a customer's existing investment in competitors' solutions, immediate integration benefits through the SAP NetWeaver platform, migration support services including third-party maintenance through the SAP subsidiary TomorrowNow, and our network of channel partners focused on small companies and midsize enterprises.

In 2006, we continued to grow the pipeline of prospects and add new customers to the list of approximately 485 companies that took advantage of the Safe Passage program in only two years to migrate away from the uncertainties arising out of enterprise software vendor consolidation.

# Enterprise Service-Oriented Architecture: Blueprint for Business Innovation

**SAP holds a proven track record of helping customers harness the challenges and reap the benefits of the continual evolution of information technology. For 35 years, we have stood at the forefront of IT innovation for business, consistently offering the right products at the right time. Today, SAP is helping companies take a business-driven approach as they gear up for the impending paradigm shift in the way enterprise software systems are designed, deployed, and interconnected.**

## TRACK RECORD OF INDUSTRY LEADERSHIP AND INNOVATION

SAP helps customers leverage advances in IT, not for the sake of technology itself, but with the primary goal of achieving business aims. With the advent of the mainframe computer in the 1970s and 1980s, SAP developed SAP R/2 software to help customers gain access to valuable information within their enterprise for the first time. In the 1990s, our vision for client-server architecture, SAP R/3, made it possible for companies to extend their information networks across the enterprise through distributed computing. We delivered a powerful new generation of business applications, setting the stage for the industry leadership that we have today and continue to extend. With the arrival of the Internet and e-business in the late 1990s, SAP once again launched innovative solutions to help customers extend information networks beyond the enterprise's four walls to its ecosystem of suppliers, partners, and customers.

## THE "NEXT BIG THING" IN INFORMATION TECHNOLOGY

Today, the IT sector stands on the verge of widespread adoption of service-oriented architecture (SOA), a development that promises to change the dynamics of the software industry as much as the shift to client-server architecture did 15 years ago. In essence, SOA defines the technical standards that enable the various enterprise software applications used by companies and their business partners to exchange data effectively. Thus, SOA will help reduce the costs of creating and maintaining data exchange interfaces, a factor CIOs consistently cite as one of their top challenges.

But while alleviating the woes of CIOs, SOA on its own is not enough to solve the myriad concerns that trouble CEOs and business managers. Today's business leaders are facing the challenges of globalization, increased competition, rapidly changing market conditions, and ongoing cost pressures. Thus, they need compelling business reasons to embrace the impending IT transition to SOA. They need their IT managers to tap more value from existing technology investments, and they need their IT systems to better address business needs.

## ENABLING SOA TO SPEAK THE LANGUAGE OF BUSINESS

With enterprise SOA, SAP's business-driven approach to SOA, we have taken the concept of SOA one step further, focusing on enabling flexible business processes as well as technical connections between IT systems. In the future, we will continue to center this approach on building a common language for business and furthering our successful efforts to drive open standards:

- **A Common Language for Business**
  The first step in achieving enterprise SOA is creating a "lingua franca" for business – a common set of business processes definitions that are the same from country to country and from company to company. SAP's approach toward creating this common language for business is analogous to mobile telephony. Although the technology inside a mobile telephone is proprietary, the device's technical standards for digitally transmitting voice are universal. Yet, while the hurdles are removed at the technical level, a key problem remains at the business level: Unless both callers also speak the same language, business cannot be transacted.

- **Strong Commitment to Open Standards and Co-Innovation**
  Pursuing a strategy of co-innovation with our ecosystem of customers, partners, and developers, SAP makes enterprise SOA possible by developing applications on open standards and enabling these applications to be deployed throughout the enterprise as "services" covering diverse business processes. Like two callers who speak the same language, SAP allows business processes to move seamlessly across common technical standards. Working with our ecosystem, we have defined, tested, and further developed the most common business processes used by companies today as business services. Altogether, we made more than 1,000 predefined enterprise services available.

## PLACING BUSINESS IN THE DRIVER'S SEAT OF IT INNOVATION

Enterprises today need to differentiate themselves through innovative business processes while enhancing productivity and reducing costs of non-differentiating processes. To fulfill these requirements from both the IT and the business perspective, companies need a comprehensive architecture to govern their IT landscape, based on an open platform to enable business change.

With enterprise SOA, we are helping customers align their business and IT strategies by delivering two key promises:

- **Greater Flexibility**
  Enterprise SOA gives companies the flexibility to adapt business processes that not only affect internal operations but also extend into collaborative workflows across widespread business partner networks.

- **Leverage Investments**
  With companies today continuing to keep tight caps on IT costs, the "rip-and-replace" approach to software deployments is not always a viable option. SAP's approach to SOA allows companies to continually extend IT investments by integrating new applications and existing software to enable new business processes.

Enterprise SOA is not a solution or an application. Rather, it is a new way of thinking about business processes and the underlying architecture of the software that powers them. Based on the SOA concept of Web services, SAP is developing a repository of enterprise services, the individual software "building blocks" of business processes. With enterprise SOA, companies can recompose and reuse an application's individual components to serve new functions, enabling new processes that generate immediate business value by helping companies cut costs or create differentiating business models.

## VISION AND ROAD MAP FOR ENTERPRISE SOA

With the launch of SAP NetWeaver in January 2003, we laid out our vision and road map for enterprise SOA. As the technology platform and enabler of enterprise SOA, SAP NetWeaver powers all SAP Business Suite applications. With the new versions of any of these products, customers gain a scalable platform to enable business innovation with enterprise SOA. This is already delivering measurable benefits to our customers:

- **Unleashing Innovation**
  Based on open standards, SAP NetWeaver serves as the composition platform for hundreds of thousands of software developers – from traditional SAP programmers to developers in the Java and the .NET worlds. With SAP NetWeaver, we have unleashed the innovative power of a broad new group of talented individuals, consulting firms and software companies who are joining us in creating new solutions to address our customers' ever changing business demands.

- **Protecting Investments**
  By empowering our customers with the SAP NetWeaver platform, we enable them to approach enterprise SOA as an evolution rather than a revolution. Our customers migrate toward enterprise SOA automatically in the course of their own solution road maps – without disruption or major transition costs.

- **Delivering a True Business Process Platform**
  With the latest version of SAP NetWeaver, the powerful functionality and repository of 1,000 enterprise services available in SAP Business Suite applications and the composite applications, we have created what independent technology consulting firm Gartner has described as a "business process platform." SAP is the first and only enterprise software provider to reach this important milestone – years ahead of our competition.



**Enterprise SOA: Business Benefits for Companies**


Applications
SAP R/3
SAP ERP
SAP ...
Legacy

- **Creating New Processes to Meet New Business Challenges**
  New processes can now be created by recombining existing applications to meet business challenges that did not exist even 10 years ago. With SAP xApps composite applications, that fill in functional gaps between existing software installations, companies can respond to change at the rapid pace of today's marketplace. By reaching across multiple solutions, departments, and organizations, these composite applications can be quickly reconfigured to accommodate new business structures, processes, and requirements. SAP customers are leveraging these flexibly deployable applications to extend existing software investments and tackle new problems – from merger and acquisition, to chemical emissions management, to new customs compliance measures.

  Composed on the SAP NetWeaver platform, SAP xApps composite applications are being developed by SAP and our ecosystem of partners to meet the specific requirements of customers within diverse industries – helping companies realize the true business value of enterprise SOA and our strategy of co-innovation.

## EXTENDING ENTERPRISE SOA WITH A POWERFUL ECOSYSTEM

The ability to compose new business processes based on enterprise SOA is creating important new opportunities for customers, systems integrators, and the more than 1,000 independent software vendors who have already developed more than 1,500 pretested and certified "Powered by SAP NetWeaver" solutions. In 2006, we augmented our partner ecosystem and the more than 600,000-member strong SAP Developer Network with collaborative, cross-industry programs: We launched the Business Process Expert Community and Enterprise Services Community, the first open communities for business process experts and enterprise services – enabling partners and customers to identify business process gaps and requirements and to define the way applications are developed and deployed as services to meet evolving business needs. We established industry value networks bringing together partners and leading companies to improve end-to-end business processes in industries including banking, retail, and the public sector.

## MAKING THE PROMISE OF ENTERPRISE SOA A REALITY NOW

With SAP NetWeaver, SAP customers and partners are today already gearing up to reap the business benefits of enterprise SOA. And once SOA takes hold as the technical standard for "architecting" software systems, companies that have embraced our business-driven approach to SOA will be even better positioned to continually tap greater business value from their IT investments, rapidly adapt business processes to market changes, and quickly enable new, differentiating business models that boost competitive advantage. With enterprise SOA, SAP has created the first SOA blueprint that truly means business.

## SAP NETWEAVER FUND

The formation of the $125 million SAP NetWeaver Fund in 2006 further expanded the SAP investment toolkit. Its goal and focus is to support the ecosystem of independent software vendors that build next-generation solutions on the SAP NetWeaver platform. Among the firms that received funding in 2006 were ArisGlobal Holdings LLC, a leading provider of software solutions for the life sciences industry; intelligent device management solution provider Questra Corporation; and Visiprise, a maker of integrated manufacturing operations solutions. Moving forward, the fund will continue to seed innovation to support the needs of customers and the marketplace by investing in companies who build solutions on SAP NetWeaver.

# Products and Services

# Industry Solutions: Innovation – One Industry at a Time

**Each industry has its unique business requirements and processes. That is why SAP has developed more than 25 portfolios of industry-specific solutions. Incorporating SAP Business Suite applications, these solutions reflect our deep knowledge and extensive experience in addressing the distinctive business needs of each of these industries. The applications available in these portfolios are continually updated and enhanced based on industry demand, as well as the insight and experience gathered from SAP's close customer relationships across many industry segments.**

Each of our solution portfolios includes built-in best practices – powerful tools and processes that let customers address the unique trends, details, and challenges that affect their businesses. SAP Best Practices are based upon more than three decades of collaboration with our most successful customers and partners. By sharing this knowledge, we help businesses of all sizes quickly reap the benefits of their industry solutions for greater productivity, lower costs, and reduced risk.

### TAKING CO-INNOVATION TO A NEW LEVEL

We have furthered our industry expertise continuously through industry-specific advisory councils, working closely with our customers to identify evolving industry requirements and opportunities that guide our software development efforts. In 2006, we took co-innovation to new levels in diverse industries from banking, to chemicals, to retail, establishing industry value networks that bring together SAP, partners, and industry leaders to solve the most pressing business challenges through the creation and continual improvement of end-to-end business processes.

In six industry segments, SAP's more than 25 industry solution portfolios are supported by dedicated, experienced professionals who work exclusively within a single industry.

**Discrete Industries**
- SAP for Aerospace & Defense
- SAP for Automotive
- SAP for Engineering, Construction & Operations
- SAP for High Tech
- SAP for Industrial Machinery & Components

**Process Industries**
- SAP for Chemicals
- SAP for Mill Products
- SAP for Oil & Gas
- SAP for Mining

**Consumer Industries**
- SAP for Consumer Products
- SAP for Retail
- SAP for Wholesale Distribution
- SAP for Life Sciences

**Service Industries**
- SAP for Media
- SAP for Logistics Service Providers
- SAP for Postal Services
- SAP for Railways
- SAP for Telecommunication
- SAP for Utilities
- SAP for Professional Services

**Financial Services**
- SAP for Banking
- SAP for Insurance

**Public Services**
- SAP for Healthcare
- SAP for Higher Education & Research
- SAP for Public Sector
- SAP for Defense and Security

# SAP Business Suite: The Competitive Edge of Integration and Innovation

**SAP Business Suite is our premiere offering of applications that power the universal business processes spanning all industries – from managing enterprise resources, goods production, and service delivery, to streamlining supply chain operations, to strengthening customer, partner, and supplier relationships. Each application within the suite is world-class in its own right, delivering proven best practices and industry-specific capabilities.**

Together, the applications enable the distinguishing mark of the world's leading enterprises: end-to-end process integration across all business units and global operations. Powered by the SAP NetWeaver platform, SAP Business Suite applications are evolving the way software is designed and deployed to fuel ongoing innovation and business growth.

As the foundation for enterprise service-oriented architecture (enterprise SOA), SAP NetWeaver serves as the underlying platform supporting applications, information, and enterprise services – ensuring that mission-critical business processes are reliable, secure, and scaleable. SAP NetWeaver offers a stable IT environment and at the same time provides flexibility that allows customers to adapt existing solutions and rapidly compose new solutions to address changing business requirements.

## SAP ERP: FLAGSHIP APPLICATION FOR BUSINESS INNOVATION

SAP's market-leading enterprise resource planning (ERP) software enables collaborative business processes that for example help companies manage human resources, finances, and operations, gain visibility over enterprise assets, control costs, and mitigate risks. Building on an unparalleled track record in the software industry, the flagship application of SAP Business Suite is evolving into the world's first business process platform, addressing the needs of midsize companies and large enterprises to continually adapt their organizations, processes and even their business models within rapidly changing industries and markets. The newest release, SAP ERP 2005, is charting the course of our product road map and is being adopted by customers at a rate outpacing any prior ERP release in our history.

Launched in May of 2006, SAP ERP 2005 delivers continuous innovation through optional, bi-yearly enhancement packages that customers may adopt at their own pace, without disrupting day-to-day operations. Making it simpler and faster for customers to adopt new product functionality and industry-specific features, we delivered the first SAP enhancement package for SAP ERP in September 2006. Building on SAP ERP 2005 as the core ERP application through 2010, this evolved delivery model shields customers from the complexity of multiple upgrades and portends the impending inflection point in the IT sector – the transition to service-oriented architecture (SOA), a blueprint that enables software functions, or "services," to be combined quickly and flexibly to perform new business processes.

**EXTENDING INNOVATION ACROSS THE ENTIRE VALUE CHAIN**

Fully integrated with the core functionality of SAP ERP, SAP Business Suite applications allow businesses to connect processes from end-to-end across their entire value chain. With SAP Business Suite, customers can create the optimal composition of applications to run best-practice processes tailored to and proven in more than 25 distinct industries.

**The Value of Enterprise SOA: Customers adopt innovation at their pace**


ERP on BPP
ERP with Enhancement Packs
Suite on BPP
Suite with Enhancement Packs
New Release
2005
2006
2007
2008
2009
2010
Enhancement Packages
Rest of SAP Business Suite
SAP ERP 2005
SAP NetWeaver
ESB

■ **SAP CRM: Building Profitable Customer Relationships for the Long Term**
Solidifying our leadership in 2006, we continue to be the market-leading provider of customer relationship management (CRM) applications, helping companies acquire and retain customers, gain deep market and customer insight, and align their organizations on customer-focused strategies. Moving beyond traditional CRM functionality, SAP offers the market's greatest breadth and depth of functionality, covering industry-specific processes from customer service management for high-tech companies, to multichannel retailing, to social services and social security in the public sector.

In addition to driving innovation in the way CRM is used across diverse industries, we are also revolutionizing the way CRM software is deployed. With SAP CRM 2006s ("s" for "service-enabled"), we created the industry's first hybrid on-demand/on-premise CRM offering, enabling customers to quickly deploy on-demand CRM solutions for their most pressing customer-facing operations while paving the way for a smooth transition to an in-house installation and integration with other core enterprise applications as their business requirements change.

■ **SAP SRM: Strategic Source for Competitive Edge**
To boost profitability amid increased globalization, competition, and steady or even staggering sales, companies need reduce the cost of purchased goods and services. SAP is helping customers transform supplier relationship management (SRM) into a strategic tool for gaining competitive edge. With SAP SRM, customers can collaborate closely with suppliers and integrate sourcing processes with applications throughout the enterprise to enhance transparency and lower costs.

With the acquisition of leading SRM software provider Frictionless Commerce in 2006, our SRM offering now includes an on-demand option that allows companies to quickly leverage targeted functionality for spend analyses, supplier profiling and performance management, as well as sourcing and contract management.

- **SAP SCM: Adaptability to Synchronize Supply and Demand**

SAP SCM is helping customers transform traditional, linear supply chains into adaptive supply chain networks in which communities of business partners intelligently adapt to changing market conditions and proactively respond to shorter, less predictable product life cycles. Our suite application for supply chain management (SCM) helps companies enhance operational flexibility across their global enterprises and provide real-time visibility for customers and suppliers.

SAP SCM is breaking innovative new ground with sense-and-respond technologies such as radio frequency identification (RFID) to improve order tracking and tracing, with comprehensive transportation management capabilities to optimize shipment loading and routing, and with powerful analytics capabilities to drive informed decisions throughout the logistics network. The application's tight integration with SAP ERP and SAP CRM help companies flexibly align supply chain processes with sales and marketing efforts, ensuring that the right products make it to the right places at the right times.

- **SAP PLM: Driving End-to-End Innovation and Collaboration**

Today's companies must bring products to market faster than ever before and manage continual upkeep and upgrades effectively and profitably, making product life-cycle management (PLM) the cornerstone of successful manufacturing operations. SAP PLM empowers manufacturers with a single source of all product-related information necessary for collaborating with business partners and supporting product lines.

SAP PLM enables greater strategic and operative control by monitoring product and production changes affecting timelines, costs, and resources. The application offers powerful analytics to enable informed decisions and collaborative tools to drive successful projects. It supports end-to-end processes from design and engineering, new product development and introduction; to quality and maintenance management; to compliance with environmental, health, and safety regulations; to ongoing service management.

# Solutions for Small Businesses and Midsize Companies: Driving Innovation and Growth

**SAP is the leading provider of business applications for small businesses and midsize companies. These market segments account for approximately 65% of SAP's total customer base, and are an important part of our plan for ambitious revenue growth through 2010. Moving forward, we will sustain our commitment to develop an expanded portfolio of solutions for small businesses and midsize companies and a strong, global partner channel. As a result, SAP has created a new line of business to better serve this key customer group and to help it achieve its growth ambitions.**

## SAP ALL-IN-ONE – SOLUTIONS FOR MIDSIZE COMPANIES

Developed by SAP and its partners, SAP All-in-One solutions are proven business management offerings with built-in industry specific best practices for midsize companies – particularly those in the upper end of the midmarket. The solutions can be rapidly deployed and flexibly adapted to meet unique, frequently changing business needs with predictable cost of ownership. This gives midsize companies the unprecedented ability to enhance their agility as they grow. In fact, almost 900 certified SAP partners have built nearly 550 SAP All-in-One solutions to serve customer's "microvertical industry" needs based on SAP Best Practices.

We announced the evolution of the SAP All-in-One solutions in January 2007. The new offerings leverage the latest version of SAP ERP with enhanced functionality to meet the specific needs of larger midsize companies. Delivered by partners, these solutions feature intuitive, role-based navigation with a simplified user interface for faster adoption and enhanced user productivity. They can be configured with streamlined scenarios to meet changing business needs, and will include improved reporting and analytics for business performance insight. Further, the solutions will include optimized customer relationship management to drive growth; and accelerators for faster, more predictable deployment.

SAP also announced plans to introduce a new solution based on a new business process platform dedicated to smaller midsize companies. Addressing the additional requirements of customers in this diverse segment, this new solution code-named "A1S" will provide an adaptable, ready-to-use solution which can be deployed on-demand with predefined business processes; "click-to-adapt" configurability; and embedded e-learning and service and support.

## SAP BUSINESS ONE – APPLICATION FOR SMALL BUSINESSES

SAP Business One is a business management application that manages core business processes from accounting and financials to operations and distribution; administration and reporting; and customer relationship management (CRM) – from a single, integrated system. With more than 1,380 business partners, as well as 300 industry- and process-specific applications and add-ons worldwide, SAP Business One is helping companies grow, become more flexible, and integrate their businesses with customers and suppliers.

One of the largest growth areas in business software for small businesses worldwide is e-commerce and Web-based CRM. SAP added this functionality to SAP Business One with the 2006 acquisition of Praxis Software Solutions, a leader in Web-based CRM. This will enable SAP customers, for example, to easily set up online stores or to deploy CRM software over the Internet.

## AFFORDABLE IT INVESTMENTS THROUGH SAP FINANCING

Because business solutions are a significant investment, SAP also offers financing for small businesses and midsize companies in cooperation with Siemens Financial Services GmbH (SFS).

# New Products: Solutions to Meet Real-World Business Needs

**Driven by the challenges our customers face today and the new opportunities on the horizon, our research focus areas are reflected in the new products launched in 2006: We delivered landmark achievements with several initiatives designed to empower information workers at all levels of their organizations – professionals from administrators, to financial analysts, to CEOs who use software and technology to perform business operations, improve productivity, and maintain communications – by helping them to access information more easily and extract insight from throughout the enterprise.**

■ Duet Software

The year 2006 saw the landmark launch of Duet software for Microsoft Office and SAP, a joint product that enables employees to interact quickly and easily with SAP business processes and data through Microsoft Office applications. Building on enterprise service-oriented architecture (enterprise SOA), Duet forges a strong link between the back office and the desktop. Duet enables information workers to perform their daily work more efficiently by allowing them to access their organization's SAP data through Microsoft desktop productivity tools. The two companies will release additional business scenarios in Duet during 2007, including support for purchasing management and recruiting.

■ Analytical Solutions

In 2006, SAP delivered business intelligence (BI) and analytics products that enable unparalleled simplicity and speed in putting business insight at the fingertips of decision makers and information workers. We launched more than 100 analytic composites – applications that feed timely and actionable insight to better guide the decisions and actions of users across all levels of the enterprise. The software's intuitive interface enables users to quickly tap the power of analytics and to easily customize or create their own analytic "dashboards." We also collaborated with Intel to co-develop the SAP NetWeaver BI Accelerator, an innovative analytical engine proven to increase the speed of analyzing critical business information up to 200-times faster than alternative tools. The product effectively resolves the traditional tradeoff between speed and flexibility, helping businesses make faster decisions that increase revenue opportunities and reduce costs.

■ Solutions for Governance, Risk, and Compliance

Effective governance, risk, and compliance (GRC) management requires a tightly integrated solution set on a single platform to address multiple initiatives. SAP is the first company to bring all of this together in a single business unit and solution portfolio. SAP solutions for GRC empower our customers to take a holistic approach to governance and compliance, helping them reduce risk and cost, and enhance business transparency, predictability, control, and performance.

With the acquisition of Virsa, a leading provider of compliance solutions, we enriched our existing portfolio of solutions addressing compliance demands from the U.S. Sarbanes-Oxley Act to international trade controls and from emissions standards to environment, health, and safety regulations. We also entered into a joint marketing agreement with Cisco Systems in the United States and Canada to address GRC business processes and IT control issues across the entire IT hardware and software infrastructure.

- **SAP CRM On-Demand Solution**

In early 2006, SAP set a new milestone in innovation with the latest version of SAP customer relationship management (CRM) – the industry's first CRM solution to offer both on-demand and on-premise deployment models. With the SAP CRM on-demand solution options, companies gain the flexibility to take advantage of world-class CRM functionality where and when they need it. They can quickly empower their customer-facing operations with an easy-to-use solution delivered directly via the Internet, offered through a subscription-based licensing model. As business needs evolve, companies can transition from on-demand to hybrid and on-premise SAP CRM at any time, avoiding data loss or interruptions to productivity.

The initial launch of the SAP CRM on-demand solution included an on-demand sales function to help companies manage their customers, contacts, and sales pipelines. Additional on-demand function were rolled out at regular intervals throughout the year: a marketing on-demand function to help segment and target customers more effectively as well as track and pursue promising leads; and a service on-demand function to support service managers in answering customer requests, adhering to service level agreements and improving customer satisfaction and loyalty.

# SAP Services: Maximize Customer Success

**SAP Services help customers to maximize their success through a combination of SAP experts, methodologies, tools, and certified partners – plus a comprehensive portfolio of service offerings. These offerings help our customers to drive innovation, spanning all phases of the solution life cycle. As a result, our customers can align their IT and business strategies, get their software up and running fast at the lowest possible total cost of ownership (TCO), and keep it operating smoothly, even at peak levels – ensuring that IT is a driver for innovation and supports the business goals.**

SAP Services delivers knowledge, tools, and services throughout every stage of the software life cycle:

- **Planning:** SAP enables IT-powered business innovation by designing flexible and future-proof solution landscapes that leverage enterprise SOA.
- **Building:** SAP ensures project success by actively mitigating risks and providing the expertise to ensure that the solution goes live – on time and on budget – and meets business needs.
- **Running:** SAP enables IT excellence by helping our customers to run and incrementally improve the total cost and value of their solution. SAP provides end-to-end solution support.

SAP Services continuously enhances its array of services by productizing the services and experience from the more than 17,000 employees who provide services to more than 38,000 customers. For maximum reach, the resulting methodologies, best practices, and content are made available to all customers and partners through the SAP Solution Manager tool.

**SAP Global Support Centers**

- São Leopoldo/São Paulo, Brazil
  Dalian/Shanghai, China
  Vienna, Austria/Budapest, Hungary
  Bangalore/Gurgaon, India
  Dublin, Ireland
  Kuala Lumpur, Malaysia
  Madrid, Spain

## SERVICE DELIVERY ORGANIZATIONS

- **SAP Active Global Support:** Round-the-clock support provides customers with peace of mind for their SAP solutions. Next to enabling IT investment protection and planning reliability, SAP offers a range of support options and premium maintenance services.
- **SAP Consulting:** Provides all the advice and assistance customers need to reap maximum business benefits from their SAP solutions, including extensive hands-on experience, proven methodologies, and best practices.
- **SAP Custom Development:** Gives our customers direct access to SAP experts who can help develop custom enhancements to SAP solutions based on unique customer requirements.
- **SAP Education:** Ensures faster implementation with accompanying reduced costs, helping organizations to achieve operational excellence and growth accompanied by faster adoption of new or updated business processes.
- **SAP Managed Services:** Operates, manages, and maintains SAP solutions. Customers benefit from the power and functionality of hosted SAP solutions with minimal risk and lower TCO.
- **SAP Business Process Outsourcing:** Provides enabling solutions and services to business process outsourcing (BPO) providers powered by SAP – tightly aligned with BPO objectives – so that they can deliver industry-leading services that meet customer strategic BPO goals.
- **SME & Partner Services:** Enables our partners with knowledge transfer, proactive technical advice, technical services, and integration and certification services focusing on the small businesses and midsize companies segment.
- **SAP Ramp-Up:** Provides a standardized process for introducing all SAP products to the market, helping customers achieve rapid business value and enables customers to profit from new SAP solutions first – before they go into mass shipment.

## FACTS ABOUT SAP SERVICES:

- We support more than 38,000 customers, with over 121,000 installations in more than 120 countries and 31 languages
- Complete support coverage of all industries, solutions, and life-cycle phases
- 6 Global Support Centers
- Local presence in over 50 countries
- 77 training centers
- More than 6,000 employees in service and support
- 11,000 SAP consulting and education employees
- Over 200,000 trained partner employees
- More than 21,000 partner consultants certified
- 9 custom development centers in Europe, Asia, and the Americas
- More than 30 years' experience
- Genuine 24/7 support

# Research and Development: Investment in Cutting-Edge Innovation

**In 2006, SAP invested €1.3 billion in developing the tools and technologies of tomorrow to enable rapid response to change, opportunities, and threats with flexible business processes and adaptive business models. SAP's global research and development network – consisting of SAP Research Centers and SAP Labs – pioneers innovative projects throughout the world, while SAP invests in companies that are building new solutions on the SAP NetWeaver platform that add greater value to the business of our customers. And within SAP, we work to realize promising new internal ideas with exceptional business value.**

## GLOBAL DEVELOPMENT ORGANIZATION

SAP's global development approach focuses on distributing development – the activities of creating and updating our software – across the world in strategically important markets. A global network of SAP Labs spanning Bulgaria, Canada, China, Germany, France, Hungary, India, Israel, and the United States, enables SAP to operate locally, yet organize globally – affording the company a significant and sustainable competitive advantage.

Supplying SAP with a development talent pool rich in cultural and technical diversity, the global network provides intelligent and efficient resource deployment for SAP.

The global SAP Labs network redefines the business model for how enterprise software is developed. The Labs development environment is focused on accelerating innovation and improving productivity. It is flexible and agile, enabling us to react swiftly to changing customer and market requirements. Additionally, the distributed development presence through the network of SAP Labs provides local engagement with our ecosystem of partners driving co-innovation of new products and services – accelerating adoption of the SAP NetWeaver platform.

## SYSTEMATIC THOUGHT LEADERSHIP FOR INNOVATIVE BUSINESS

SAP Research is the global technology research unit of SAP. Acting as SAP's "IT trend scouts," a highly skilled global team in 11 research centers worldwide explores opportunities that have not yet been developed into products. Together with partners, customers, leading universities, and SAP product and technology development, our researchers develop promising ideas into prototypes and pilot solutions for maximum customer value. Special lighthouse projects involve customers in highly innovative research projects at an early stage.

In its exploration of current trends, SAP Research focuses its activities on a dozen research fields, touching upon different aspects of technological, societal, and business change.

**The Global Research and Development Network of SAP**

**Development Labs**
- Bulgaria
- Canada
- China
- France
- Germany
- Hungary
- India
- Israel
- United States

**Research Centers**
- Australia
- Canada
- China
- France
- Germany
- Northern Ireland
- South Africa
- Switzerland
- United States

Interoperability was one of the main topics in 2006: SAP Research was involved in the development and launch of the Enterprise Interoperability Centre (EIC), a European collaborative research project, and continues to work with the center and its renowned project partners including IBM, International Alliance for Interoperability, and the University of St. Gallen in Switzerland.

Other important ongoing projects and activities include the launch of the Enterprise Services Community for SensorNets, bringing together industry leaders such as IBM, Intel, Sun Microsystems, Siemens, and ABB, as well as promising start-up companies. In a project funded by the European Union, SAP Research is helping determine how radio frequency identification (RFID) and sensor technologies can help to manage chemical inventory and reinforce business safety rules. The diverse research activities are also looking into new business models, such as an "Internet of services," which are opening up the opportunity to create and drive a new "service industry" for producing, changing, adapting, reselling, and operating services.

### SAP INSPIRE

An integral component of the search for innovation comes from our internal employee program SAP Inspire, which leverages the creative entrepreneurial talent of our employees by managing and nurturing the innovation process from idea to product. Under the leadership of SAP Inspire, for example, a group of researchers has developed a prototype software solution that can quickly identify and alert companies of intellectual property infringement and product counterfeiting on the black or "gray" market – a product of tremendous potential across diverse industries from media to pharmaceuticals.

### SAP VENTURES

Since 1996, SAP Ventures has invested in companies that offer exciting new technologies and applications. SAP Ventures operates independently from our overall strategy in discovering and pursuing opportunities for financial return. At the same time, the organization brings substantial benefit to its portfolio companies and SAP by facilitating interaction between innovative young companies and the SAP ecosystem. Examples of investments from 2006 include MySQL, Inc.; Sonoa System, Inc.; Reva Systems; Virtual Iron Software, Inc.; Vendavo; Metallect Corporation; and DACOS Software GmbH.

# Employees and Partners



# Employees: Creating an Environment for Excellence

**SAP seeks out the most talented individuals in the world to help create value and foster innovation for the benefit of our customers. Our more than 39,300 employees work in an environment that encourages the open, free expression of innovative ideas. In 2006 alone, SAP attracted more than 300,000 employment applications worldwide. The Great Place to Work Institute not only named SAP once again as Germany's best employer, but also recognized SAP Mexico, SAP Chile, and SAP Andean and Caribbean.**

## COMMITTED EMPLOYEES

To help our customers become best-run businesses, we put them at the very center of everything we do. This is why SAP employees receive opportunities throughout the year to learn together with customers and partners; build new networks; and share information. SAP TechEd, our annual educational event, offers instructor-led, hands-on workshops and lecture sessions. And SAPPHIRE, our signature annual business and technical conference, gives employees the opportunity to find out how SAP solutions can accelerate business innovation and fuel profitable growth for companies of all sizes, either first-hand on-site, or from the comprehensive coverage provided internally.

## RICH DIVERSITY AND CULTURAL WEALTH

Great ideas flourish in open, healthy environments. This is why we embrace a diverse workforce – representing 100 nationalities worldwide – and a corporate structure that nurtures innovative new ideas. We believe that diversity truly contributes to our innovative strength and allows us to better meet and understand the needs of customers. SAP actively promotes diversity in culture, race ethnicity, gender, nationality, religion, age, disability, marital status, education, sexual orientation, opinion, and belief. And our Global Diversity Office promotes our diversity policy to ensure compliance – and to create a work environment in which each individual's contributions are recognized. In 2006, for example, intercultural training sessions were conducted for more than 2,600 managers who lead global teams. Additionally, several gender workshops were conducted for male and female employees to learn, understand, and assess the differences between each other. Almost 90% of female and male attendees were enthusiastic about the workshops.

## FLEXIBLE WORK ENVIRONMENTS

SAP is committed to retaining top talent, and offers employees a flexible, rewarding working environment. Each individual comes to SAP with different goals, dreams, and aspirations – some to pursue a career in management; others a functional career path. We strive to make both possible, and to allow individuals to realize their full potential. Through a well-organized performance and talent management process, employees are encouraged to develop careers as subject-matter experts, project specialists, or people managers. Additional programs have also been created to help employees find a particular niche within SAP.

## RECOGNITION FOR A JOB WELL DONE

A highly motivated workforce helps SAP to make better products – and ultimately to satisfy our customers. To do so, we maintain a highly motivated workforce in every area of our business. High-performing employees are eligible for a number of reward and incentive programs, from variable, performance-related compensation, stock options, and award programs to other monetary and non-monetary recognition.

## PASSION AND ENTHUSIASM FOR OUR COMPANY

More than our company's business results or products, it is the employees who define SAP and who give us our competitive edge. Our employees' commitment and ongoing innovative contributions make our company what it is today – the world's leading provider of business software.

The results of our global Employee Survey 2006 confirm the passion and commitment of our employees:

- 91% of SAP employees worldwide believe in SAP's products and services
- 90% believe strongly in SAP's goals and objectives
- 86% of employees worldwide are proud to work for SAP
- 79% recommend SAP as a great place to work

## AN ATTRACTIVE EMPLOYER

Not only does the great number of applications for positions we received in 2006 indicate that SAP is an attractive employer, but also external awards support this statement.

SAP received the highest award ranking for fairness from the Great Place to Work Institute, and was named one of the 100 best employers in Europe in the 2006 Best Workplaces in Europe awards. And for the second year in a row, *Capital* magazine in 2006 awarded SAP Germany's best employer in the category of companies with more than 5,000 employees. On an international level, we achieved third place in the computer software category in *FORTUNE's* annual ranking of America's most admired companies. In addition, SAP Mexico, SAP Chile, and SAP Andean and Caribbean were not only named best places to work, but were placed in the top 10 for their respective regions in 2006. This is the fourth consecutive year for all three subsidiaries to be ranked by the Great Place to Work Institute.


DEUTSCHLANDS
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Capital

## RECRUITING EXTRAORDINARY PEOPLE

To achieve extraordinary innovation, SAP actively recruits extraordinary people. From the company's founding, we have set out to create the kind of corporate culture that gives employees a great amount of personal freedom. Our success has been predicated on the work of dedicated men and women who were not afraid to take initiative, and who did not hesitate to take responsibility for achieving their individual goals for the good of the company – from enhancing skills to developing their own career. SAP asks a great deal of its employees, and it gives much in return – including exceptional benefits and access to superior knowledge, tools, and resources.

## PROMOTING INFORMATION FLOW

At SAP, we have eliminated internal barriers to information access to ensure a free flow of fresh ideas, opinions, and perspectives at all times. Information is available to our employees through a variety of channels, including our worldwide open-door policy; SAP TV, our corporate television network; SAP's online news channels, the corporate intranet; and frequent e-mails from the Executive Board. Regular town-hall meetings are also held for employees. In small group breakfast sessions, employees can also meet face-to-face with our executives for first-hand information exchanges on our business strategy and objectives. By fully understanding our company's strategy and living the company's values, SAP employees are able to channel their expertise and make innovative, sustainable, and valuable contributions.

# Partner Ecosystem: Maximizing Customer Benefits Through Co-Innovation

**With the most extensive global ecosystem of partners in the software industry, SAP is pursuing a strategy of co-innovation that exponentially multiplies the breadth and depth of products and services driving business success for our worldwide customer base. Unified under the SAP PartnerEdge program, our partner activities strive for win-win situations: tapping important sources of strength for SAP while boosting the efforts of our partners who resell SAP software, build complementary products, or provide services to our customers.**

Our unparalleled efforts to empower the ecosystem are having a profound, positive impact on customers and partners alike. We enable our strategy of co-innovation by offering partners the knowledge resources and software development tools they need to succeed, underlined by a dedicated organizational infrastructure that promotes opportunity and maximizes their ability to innovate. And we empower our customers to participate actively in collaborative communities that are addressing today's most pressing industry challenges while defining and orchestrating the business processes and underlying software that will differentiate tomorrow's industry leaders.

While addressing distinct requirements across more than 25 industries and their countless "microvertical" subsectors, the strategy is fueling growth for SAP and its ecosystem and boosting the rapidly growing numbers of new partner solutions and services. More than 2,280 SAP channel partners addressing the unique demands of nearly 20,250 small businesses and midsize companies; or the more than 1,500 partner solutions developed on the SAP NetWeaver platform by more than 1,000 independent software vendors (ISVs) worldwide. These partners and solutions extend the value of SAP applications for our customers, targeting unique customer needs and industry requirements that no single software vendor could possibly provide on its own.

**DELIVERING INNOVATION ACROSS ALL ASPECTS OF SOFTWARE AND SERVICES**

Comprising companies of all sizes – from regionally operating software vendors to global hardware and services partners – the SAP ecosystem comprises three key types of partners:

- **Partners that complement SAP solutions:** Independent software vendors and systems integrators, who build solutions based on SAP technology, adding valuable industry expertise and local market knowledge; and technology partners, who offer a wide range of products including hardware, operating systems, networks, databases and storage technology.

- **Partners that sell SAP solutions:** Value-added resellers and distributors, original equipment manufacturers, and other distribution channel partners extend our market reach and help meet customers' specific business objectives across a broad range of industries and microverticals.

- **Partners that provide services:** System integrators, business process outsourcing providers, hosting, and education partners help ensure that innovation is delivered in the way customers need it, enabling them to gain faster return on investment and time to market.

## EMPOWERING PARTNERS WITH RESOURCES, TOOLS, AND NEW MARKET OPPORTUNITIES

SAP helps partners work closely with our industry and application teams; understand our existing and planned product portfolio; and identify untapped opportunities for new solutions. This tight collaboration also facilitates stronger working relationships with SAP's account teams and with our customer base. Through SAP PartnerEdge, we are unifying our partner activities into a single, powerful program for partners. The program also offers training, marketing and sales resources to help partners deliver long-term satisfaction to our customers.

## COLLABORATIVE COMMUNITIES BRING TOGETHER SAP, PARTNERS, AND CUSTOMERS

In addition to benefiting from the co-innovations of SAP and its partners, our customers are active participants in the SAP ecosystem as we work together to innovate business processes relevant to industry-specific needs. Comprising companies of diverse industries as well as partners, business and IT leaders, and software developers, our community programs provide forums where customers, partners, and SAP can interact and co-innovate. These communities include:

- **Business Process Expert Community:** The first open community for business process experts enables some 60,000 customers and partners in similar job roles and industries to co-innovate, access resources, and share best practices on leveraging enterprise SOA as a blueprint to increase business process agility.

- **Enterprise Services Community:** Helping drive continuing adoption of enterprise SOA, this cross-industry program enables partners and customers define the way applications are developed and deployed as "enterprise services." Through this forum, SAP is facilitating important dialogue and cooperation, and enabling companies to share best practices that address key business challenges.

- **Industry Value Networks:** Established for diverse industries from banking, to chemicals, to retail, these networks bring together SAP, partners, and industry leaders to solve the most pressing business challenges through the creation and continual improvement of end-to-end business processes.

- **SAP Developer Network:** With more than 600,000 subscribed members, this developer network is the central resource for developers, consultants, IT architects, and technology experts within the SAP ecosystem to collaborate, share ideas, and create solutions on the SAP NetWeaver platform and to contribute to the pool of shared knowledge among customers, partners, ISVs, and system integrators.

# Transparency and Governance

# Investor Relations: Open and Transparent Communication

**In 2006, what interested investors most at our numerous events and in one-on-one discussions was the strategic implications of enterprise service-oriented architecture and what it will mean for our continued success. Many investors were also interested to learn about our global marketing strategy, Duet software, our position in the midmarket, and the extension of our product portfolio for small enterprises and midsize companies.**

## HIGH SPIRITS ON THE STOCK EXCHANGES

In 2006, a supportive economic environment had a noticeable beneficial effect on the financial markets, especially in the second half of the year when stocks advanced as oil and commodity prices retreated. The Dow Jones Industrial Average climbed 16% during the year and on December 27, 2006, touched an all-time high of 12,511. The EURO STOXX 50, an index of 50 blue-chip stocks in the European currency union area, was similarly buoyant, moving ahead 15%. In mid-December, the DAX in Germany passed the 6,500 threshold and reached its highest level since February 2001. By the end of 2006 it stood at 6,597, a 22% gain for the year. The least vigorous of the major stock market indexes was the Nikkei in Japan, which advanced only 6.9% for the year. The Goldman Sachs Technology Index (GSTI) Software Index gained a little less than 7% in 2006.

## SAP STOCK GAINS 5.1%

At the beginning of 2006, SAP stock not only benefited from the upbeat mood on the stock exchanges but also outperformed the market based on good company news. Thus, between the end of 2005 and early April 2006 the share price climbed more than 20% to over €187, clearly outflanking the DAX. In the spring of 2006, however, progress on the stock markets was adversely impacted by various factors that together bore heavily on stock prices: tension between the United States and Iran, fears that the European Central Bank would tighten interest rates, and worries about inflation as commodity prices surged. By mid-June healthy quarterly figures and high dividends had restored calm to the market.

SAP stock did not escape unscathed: By June 14, it had retreated to €154. Software license revenue in the second quarter was below market expectations, leaving the stock floundering in July. At its 2006 low point, the SAP stock stood at approximately €138. It was not until stocks revived again generally in August 2006 that our own shares picked up.

In the second half of the year, SAP stock trailed behind the DAX. The DAX advanced 16% during the period August through December, and our stock achieved a creditable 12% gain. As a result, SAP stock rose 5.1% for the year to end at €40.26 (equivalent to €161.04 without the subscribed capital increase). Our market capitalization had grown to €51.0 billion by the end of 2006.

**Key Facts About SAP Stock and SAP ADRs**

| **Listings** | |
|---|---|
| Germany | Berlin-Bremen, Frankfurt, Stuttgart |
| USA (ADRs) | New York Stock Exchange |
| **IDs and ticker symbols** | |
| WKN/ISIN | 716460/DE0007164600 |
| NYSE (ADRs) | 803054204 (CUSIP) |
| Reuters | SAPG.F or .DE |
| Bloomberg | SAP GR |
| Quotron | SAGR.EU. |
| **Indexes in %** | **Weight on Dec. 31, 2006** |
| DAX 30 | 5.19 |
| Prime All Share | 4.15 |
| Dow Jones STOXX 50* | 1.07 |
| Dow Jones EURO STOXX 50 | 1.63 |

## DIVIDEND EXPECTED TO RISE AGAIN

At the Annual General Meeting of Shareholders, the Supervisory Board and Executive Board will propose a dividend for the 2006 fiscal year of €0.46 per share, an increase of 27% compared to the 2005 dividend or €0.10 per share. The total dividend paid would be approximately €560 million. The dividend payout ratio, which is the total distributed dividend as a percentage of net income, is once again in line with our targeted payout ratio of 30%.

## STRONG EURO HELPS SAP ADR

The strength of the euro against the U.S. dollar amplified the gains made by the SAP American Depositary Receipt (ADR) on the New York Stock Exchange. Based on a US$44.72 closing price on December 30, 2005, the SAP ADR outperformed the Dow Jones Industrial Average, gaining 18.7% to reach US$53.10 by the end of 2006. Currently, one SAP ADR is equivalent to one SAP ordinary share.

## COMMON STOCK INCREASE QUADRUPLES NUMBER OF SHARES

SAP had appeared to be the "most expensive" stock in the DAX index of German blue chips because the price per share was highest. To reduce the price and make the stock more attractive for individual shareholders, shareholders at the May 9, 2006, Annual General Meeting of Shareholders were invited to increase SAP's subscribed capital. To achieve this, we converted some corporate funds to common stock. For each share they already held, investors received three additional (or "bonus") shares. Total shareholders' equity and individual shareholders' percentage of the equity were unaffected by the measure, which was implemented in the night from December 20 to December 21, 2006. As a result of the increase in common stock, one SAP ADR is equivalent to one SAP ordinary share.

## BUY-BACK INITIATIVE CONTINUES

In the course of 2006, we bought back 28.05 million shares for treasury at an average price of €40.97 (total cost €1,149 million). For more information, refer to the Notes to Consolidated Financial Statements section of this annual report.

### Return on SAP Stock (Ordinary Shares) WKN 716460/ISIN DE0007164600

Initial investment €10,000

| Date of investment | Dec. 31, 1996 | Dec. 31, 2001 | Dec. 31, 2005 |
|---|---|---|---|
| Period of investment | 10 years | 5 years | 1 year |
| € value at close of 2006[1] | 47,484 | 11,389 | 10,602 |
| **Average annual return in %** | **16.9** | **2.6** | **6.0** |
| Performance comparators in % | | | |
| DAX 30 Performance – Total Return Index | 8.6 | 5.0 | 22.0 |
| REX General Bond – Total Return Index | 5.2 | 4.8 | 0.3 |
| S&P 500 Composite – Total Return Index | 6.2 | - 3.6 | 1.6 |
| GSTI Software Index – Price Index | 4.4 | - 7.4 | - 0.8 |

[1] Assuming all dividends were reinvested.
Source: Datastream

## FREE FLOAT INCREASES AGAIN

The proportion of our shares in free float increased again in 2006. By December 18, 2006, the free float (as defined by Deutsche Börse, the organization that operates the Frankfurt Stock Exchange), which also includes treasury stock, had reached 69.8% of the common stock. Only 30.2% (2005: 32.2%) was still under the control of the three founders and their trusts and holding companies. U.S. institutions and individuals remained the next largest group of shareholders, with 25.2% of the free float, followed by continental European institutions (excluding Germany) and the German institutions with 16.8% each. Institutions in the British Isles held 11.9% of the free float by the end of the year, and institutions in the rest of the world 2.2%. The balance of 21.5% was held by individuals or unidentified persons.

## EMPLOYEES PROFIT FROM SUCCESS

As in previous years, our employees and managers profited from our business success. For more information on SAP's various stock award programs, refer to the section titled Notes to Consolidated Financial Statements.

## IMPROVED COMMUNICATION WITH INVESTORS

We set ourselves the highest objectives for transparency and openness in our continuous dialogue with our shareholders. Through more than 400 one-on-one discussions held at SAP, during investor road shows worldwide, and at investor events, we answered institutional investors' and analysts' inquiries about our business. We also held regular telephone conferences and analyst meetings for quarterly results. Investor presentations at the SAPPHIRE conferences in Orlando and Paris, as well as an SAP Investor Day in Las Vegas, were other elements of our communication with the financial markets. The focuses of these events included service-oriented architecture, our global distribution and partner strategy, the Duet solution – which we developed in collaboration with Microsoft – and the midmarket as well as Business Intelligence and our solutions for governance, risk, and compliance.

### Return on SAP ADRs 803054204 (CUSIP)

Initial investment US$10,000

| Date of investment | Dec. 31, 2001 | Dec. 31, 2005 |
|---|---|---|
| Period of investment | 5 years | 1 year |
| US$ value at close of 2006[1] | 17,072 | 11,858 |
| **Average annual return in %** | **11.3** | **18.6** |
| Performance comparators in % | | |
| S&P 500 Composite - Total Return Index | 4.3 | 13.6 |

[1] Assuming all dividends were reinvested.
Source: Datastream

## IMPROVED SERVICE FOR INDIVIDUAL INVESTORS

We believe all of our investors are entitled to the same information, so all key events at which members of our Executive Board present to financial analysts and institutions are broadcast live on the Internet, and we post the presentation materials on our site. We are also continuously adding to the wealth of information about our company and the stock on our Web site.

The quarterly SAP INVESTOR magazine is one of the cornerstones of SAP's service for individual investors. Others are the monthly e-mail newsletter, the shareholder hotline, and the e-mail contact at investor@sap.com. In 2006, our investor relations team presented information at stock exchanges and shareholder conventions in the United States and Germany. In the United States, SAP actively participated in several Better Investing conventions run by the National Association of Investors Corporation and in Money Show events. We also spoke with more financial advisors from financial service providers of all sizes and held quarterly "squawk box" telephone conferences for individual investors.

## INTERNATIONAL ACCLAIM FOR INVESTOR RELATIONS WORK

As in previous years, our investor relations work won praise from many quarters in 2006:

- For the tenth time, the German financial magazine *Capital* awarded us its IR prize. In the EURO STOXX category, we won first place with the most points ever awarded.
- A survey by the *Institutional Investor* magazine showed that both buy-side and sell-side analysts voted us the number-one rankings among European software companies for the Best Investor Relations, Best CEO, and Best CFO.
- We attained second place for best Investor Relations by a continental European company in the U.S. market at *IR Magazine's* annual IR Awards event.
- In addition, we earned *IR Magazine's* accolade for the best use of virtual conferencing among all continental European companies, given in recognition of our policy of broadcasting all of our investor events on the Internet.
- For the first time ever in the Thomson Extel survey, we were placed top among all European companies for our financial communications.
- We were the top DAX 30 company in the race for the "Beste Investor Relations Deutschland" (BIRD) award, organized for the first time by Thomson Extel and DIRK, the German Investor Relations Association.

**Cash Earnings According to DVFA/SG[1]**

| | 2006 | 2005 |
|---|---|---|
| | € million | € million |
| Net income before minority interest | 1,871.4 | 1,496.4 |
| Minority interest | 1.8 | 2.9 |
| **Net income** | **1,873.2** | **1,499.3** |
| Depreciation and amortization | 218.8 | 220.1 |
| Write-ups | - 4.2 | - 3.1 |
| Change in reserves and accrued liabilities | 53.8 | 45.6 |
| Change in deferred taxes | - 2.1 | 16.1 |
| Other material non-cash expenses and income | - 44.8 | 5.1 |
| **Cash earnings according to DVFA/SG[1]** | **2,094.7** | **1,783.1** |
| **Cash earnings per share according to DVFA/SG[1] in €** | **1.65** | **1.41** |

[1] German Association of Financial Analysts and Investment Consultants (DVFA) and Schmalenbach Society for Business Management (SG) method

# Corporate Citizenship: Innovative Solutions for Society

**The field of corporate social responsibility (CSR) has come into sharper focus in recent years as the corporate sector is called upon to harness market forces towards achieving a more optimal balance between social, economic, and environmental dimensions. Given SAP's unique capability to apply IT for more effective resource management, it is unsurprising that society should look to us for innovative contributions promoting global sustainability. Expectations come not least from our present and perspective employees, who see CSR as an essential corporate value in the workplace.**

## SUPPORTING TECHNOLOGY EDUCATION FOR FUTURE INNOVATION

The SAP University Alliances program continues to be the cornerstone of our corporate citizenship program, reaching more than 100,000 students in over 680 educational institutions worldwide. The program enables students and educators to benefit from the latest SAP NetWeaver technology towards a deeper understanding of business resource planning and process design. The program is delivered through regional university competency centers worldwide which provide comprehensive support including faculty training, workshops, curriculum support and application help desks. In the short run, students benefit from an enriched learning experience and a career advantage. More importantly, in the longer run, SAP contributes to society by supporting technology education for future innovation to fuel the global economy of tomorrow.

## CULTIVATE THE INNOVATIVE SPIRIT OF CHILDREN

SAP's commitment to being a responsible company is mirrored by our employees' dedicated community involvement. Throughout the world, colleagues engage as mentors for young people participating in the FIRST LEGO League. Through this hands-on robotics competition, the participants discover and develop their enthusiasm for science and technology as well as their creativity. In 2006, 87 SAP teams from 23 different countries participated, with 170 SAP employees supporting 700 children and teenagers in this year's challenge, "Nano Quest – exploring existing sciences at the molecular level." Among the teams was also a German and Polish virtual team, which met for the first time during the regional competition at SAP headquarters in Walldorf, Germany.

## ACTIVE INVOLVEMENT IN COMMUNITIES AROUND THE WORLD

Through activities such as the FIRST LEGO League, colleagues throughout the globe help strengthen their communities and facilitate the transfer of knowledge in a highly effective manner to all regions of the world. Our community engagement is also manifested in other ways:

- SAP Americas held the first month of community service that spanned Canada, the United States, and Latin America. 2,826 employees from 35 cities in five different countries donated a total of 15,000 hours – nearly five work years – in less than one month. Activities ranged from building houses in Dallas and Atlanta, to constructing playgrounds in Philadelphia and Chicago, to creating more than 1,000 science kits and educational board games for Bay Area students.
- In Germany, SAP initiated its first service day: Altogether, the 160 SAP employees spent 1,120 hours of community service at 13 locations in the region in activities including renovating children's daycare centers in Mannheim, rebuilding an adventure playground in Ludwigshafen and renovating rooms in Heidelberg for a community where disabled and non-disabled people live together.

**TRANSPARENCY AND SUSTAINABILITY**

Spanning the globe and reaching into the local communities, all these activities reflect the business approach of SAP: Global collaboration and the transfer of best business practices will drive change – also among society. But as companies strive to improve business processes and stay ahead in an accelerated global economy, they must not lose sight of good governance. This belief is firmly embedded in our business practices, as manifested by continuing recognition from the investment community: SAP is proud to again be part of the FTSE4Good and the Dow Jones Sustainability Index. It is also manifested in our products: With SAP solutions for governance, risk, and compliance (GRC), we enable our customers to make GRC an integral part of their business and IT strategies. In addition to using the software in support of our own transparency and compliance efforts, our commitment to GRC is underlined by a dedicated SAP business unit.

**HUMANITARIAN AID**

In our corporate citizenship activities, we continually seek the exchange of best practices and ideas: SAP is signatory to the UN Global Compact, a member of CSR think-tank "econsense" and the International Business Leaders Forum (IBLF). But perhaps the best way to understand some of the world's most intractable problems is through direct experience. In late 2006, a senior delegation from SAP visited several World Food Programme operations in Ethiopia to understand how SAP's corporate citizenship program can best help the work of one the world's most distinguished humanitarian aid organizations. In 2007, SAP will launch a number of CSR initiatives to support the work of the World Food Programme.

**CO-INNOVATION LEADS TO SUCCESS**

To achieve progress, SAP believes the best approach is to co-innovate solutions with other concerned stakeholders just as the company does everyday as a matter of business. For example, the Extractive Industries Transparency Initiative (EITI) is an innovative, collaborative governance model undertaken between governments, industry, and civil society, each sharing a goal to improve revenue transparency and thereby alleviate poverty in natural-resource-dependent economies. In answer to the appeal of the G8 Summit in Gleneagles, Scotland – which called for more technical assistance, particularly for countries implementing EITI in Africa – SAP's GRC business unit together with German government agency GTZ has offered its help in easing the technical burdens of implementation.


FTSE4Good


Dow Jones
Sustainability Indexes
Member 2006/07

# SAP's Corporate Governance Report as Required by the German Corporate Governance Code, Section 3.10

**Recognizing the need to practice corporate governance in its day-to-day business operations, SAP led the way in Germany by publishing its own Principles of Corporate Governance in 2001 even before the German Corporate Governance Code entered force. The Principles are based not just on national standards but also on internationally accepted regulations for transparent, responsible management. This report on corporate governance at SAP in 2006, prepared by the SAP Executive and Supervisory Boards, is a requirement of the German Corporate Governance Code ("Code"), section 3.10.**

Corporate governance brings together all international and national values and principles for good and responsible management that apply to a company's executive and supervisory bodies as well as its employees. However, corporate governance should not be seen as a rigid system of rules and regulations but rather as an ongoing process in which values and principles constantly evolve in line with current requirements.

## CORPORATE GOVERNANCE AT SAP

Ever since their first publication, SAP has continuously updated its Principles of Corporate Governance ("Principles") in the light of changing national and international standards, to the extent they apply to SAP. We revised our Principles again in 2006 to reflect the changes to the Code that were introduced in June 2006. Moreover, SAP complies with further provisions that are relevant to it as a German company listed on the New York Stock Exchange (NYSE). These include the Corporate Governance Standards of the NYSE and the U.S. Sarbanes-Oxley Act.

## AMENDMENTS TO SAP'S PRINCIPLES OF CORPORATE GOVERNANCE IN 2006

In October 2006, SAP amended its Principles as a result of changes to the Code. We incorporated all of the Code's new recommendations and an additional suggestion into the Principles.

## RECOMMENDATIONS

The recommendations added to the Code in 2006 chiefly cover the publication of legally required details of executive board members' compensation in a compensation report, the related content of the compensation report, and the publication of details of the compensation and benefits granted to supervisory board members. We began complying with these requirements in our reports for fiscal year 2005. In this annual report, the compensation report again forms part of the corporate governance report. In its Principles, SAP has included the recommendations in the Code, sections 4.2.5 and 5.4.7 (3), concerning the type and scope of details published about executive and supervisory board members' compensation. As it has previously, this year's compensation report therefore provides all details about compensation required by commercial law as well as all details of SAP Executive and Supervisory Board members' compensation as recommended by the new version of the Code.

## SUGGESTIONS

We welcome the suggestion in the Code, section 2.2.4, introduced in June 2006, according to which the chairperson of the general shareholders' meeting should be guided by the fact that an ordinary general meeting lasts four to six hours at most. The suggestion is in the interests of SAP and the shareholders because it enables the meeting to be conducted appropriately and efficiently. In October 2006, we therefore incorporated this suggestion into our Principles.

There are only two of the Code's suggestions that we have not implemented:

- We do not appoint Supervisory Board members at different times, as suggested by the Code, section 5.4.6. We hold block votes for all shareholder representatives on the Supervisory Board, and they have equal terms of office. If a Supervisory Board seat becomes vacant during the regular period of office, by-elections are held for the remainder of the regular period of office. This ensures an efficient, standardized process for electing Supervisory Board members and enables them to work together effectively.
- We have not agreed to pay Supervisory Board members performance-oriented compensation based on SAP's long-term success as suggested in the Code, section 5.4.7 (2). We doubt whether the long-term success of SAP is the right basis for Supervisory Board compensation or improves the Supervisory Board members' motivation in respect of SAP. At SAP, variable compensation is therefore linked to the dividend and governed by our Articles of Incorporation. We believe that this ensures transparent, appropriate compensation for Supervisory Board members that reflects their legal responsibilities.

## 2006 COMPLIANCE DECLARATION PURSUANT TO THE GERMAN STOCK CORPORATION ACT, SECTION 161

The SAP Executive and Supervisory Boards submitted their compliance declaration on October 27, 2006. In 2005, SAP published five deviations from the Code. In October 2006, there were only four because we amended our Principles to reflect the Code's recommendation in section 5.4.2 to individually elect supervisory board members. Block voting has been used for Supervisory Board elections in the past to enable Annual General Meetings of Shareholders to be conducted expeditiously. The 2006 Annual General Meeting of Shareholders saw the introduction of block voting cards, which will help ensure meetings last an appropriate length of time even when Supervisory Board members are elected individually. As a result, the Executive and Supervisory Boards declared on October 27, 2006, that SAP complies with all of the recommendations in the new version of the Code except for as follows:

- No determination of age limits for members of the Executive and Supervisory Boards
- No agreement upon a deductible in directors' and officers' (D&O) liability insurance policies
- Chairperson or member of the Executive Board becoming chairperson of the Supervisory Board or chairperson of a Supervisory Board committee
- No consideration of individual performance in the variable compensation of the Executive Board members
- No reward for committee work in the compensation of Supervisory Board members

The compliance declaration submitted in October 2006 stated that there was no reward for committee work in Supervisory Board members' compensation. The Executive and Supervisory Boards had proposed changing this rule and amending the Articles of Incorporation accordingly at the May 9, 2006, Annual General Meeting of Shareholders, and a corresponding resolution was passed. However, due to a legal challenge, the Articles of Incorporation were not amended and the resolution did not take effect until December 2006, which was after the compliance declaration's publication in October 2006. Therefore, SAP now complies with this recommendation in the Code, too.

The remaining deviations from the recommendations in the Code are due to the following reasons:

SAP considers the setting of an age limit on Supervisory Board members, as recommended by the Code, an inappropriate restriction of shareholders' rights to elect the members of the Supervisory Board. Therefore, SAP's Principles do not contain any such age limits. Similarly, SAP's Principles do not specify any age limits for members of the Executive Board, in contrast to the Code, because this would generally restrict the Supervisory Board in its choice of suitable Executive Board members.

The Code recommends that if a company takes out a liability insurance policy for its executive and supervisory board members (D&O liability insurance), a suitable deductible be agreed. We do not believe that the motivation and responsibility that the members of the SAP Executive and Supervisory Boards have for their duties can be improved by such a deductible element. Consequently, SAP's Principles do not require a deductible, and SAP does not intend to change the D&O insurance policies.

The Code recommends that, as a rule, the former chairperson of the executive board and members of the executive board do not become the chairperson of the supervisory board or chairperson of a supervisory board committee. SAP cannot rule out the possibility that these kinds of appointments will take place in the future. It is not currently possible to foresee whether this will be the case as a rule. Moreover, the chairperson of the Supervisory Board and chairpersons of Supervisory Board committees are appointed by the members of the Supervisory Board, who should be guided solely by the actual qualifications of the persons standing for election. SAP's Principles do not include a provision corresponding to the Code's recommendation here because the practice of appointing an Executive Board member or CEO as chairperson of the Supervisory Board has proved of value at SAP in the past.

Executive Board members' compensation takes into account their individual performance and responsibilities. However, SAP does not currently plan to agree individualized targets for the purpose of determining Executive Board members' variable compensation elements because their areas of responsibility are interrelated in such a way as to prevent or considerably hinder the definition of corporate targets for their individual areas of responsibility. We prefer to encourage the collective responsibility of the Executive Board for the Company, seeing this as a significant factor in its success. For these reasons, neither SAP's Articles of Incorporation nor the Principles contain provisions about using Executive Board members' individual performance as a criterion for determining reasonable and appropriate compensation.

**CODE OF BUSINESS CONDUCT**

The Code of Business Conduct for employees and the Executive Board expresses the high standards that we require from our employees and Executive Board members and how we deal with customers, business partners, and shareholders. SAP sees its Code of Business Conduct as the standard applicable to all dealings involving customers, business partners, vendors, shareholders, and competitors. By implementing the Code of Business Conduct, SAP safeguards against misleading them and against unfair competitive practices and corruption.

**RISK MANAGEMENT AT SAP**

In German stock corporation and commercial law, there are special requirements for internal risk management that apply to SAP. Our global risk management system therefore supports risk planning, identification, analysis, handling, and resolution. We also create standard documentation of all our internal control mechanisms and continually evaluate their effectiveness.

Furthermore, the provisions of the Sarbanes-Oxley Act apply to SAP as a company listed on the U.S. stock exchange. In 2006, we successfully completed the first assessment of our internal control system for financial reporting on the basis of the complex requirements in the Sarbanes-Oxley Act, section 404.

As the auditor for the SAP Group, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG) audited the Executive Board's evaluation of the functioning of the internal control system for financial reporting and this system's effectiveness on December 31, 2006, and issued an unqualified audit opinion.

The management of SAP's subsidiaries uses our internal certification system to confirm, among other things, the accuracy of its financial reporting. In particular, it confirms that, in all key areas, the financial data appropriately reflects the assets, finances, income, and cash flows of the units in the reports. SAP must also confirm that the management of each unit has verified its own disclosure controls and procedures and found that they were working at the end of the reporting period in question. This confirmation – in addition to the confirmation of adequate procedures from Executive Board members and regional management – forms the basis for the certifications that, according to the Sarbanes-Oxley Act, the CEO and CFO must sign and submit to the U.S. Securities and Exchange Commission (SEC) along with the Form 20-F annual report. In the certifications, SAP's CEO and CFO confirm that the details in Form 20-F are correct and that SAP's financial statements appropriately reflect the assets, finances, and income in all key areas. They also confirm that the functioning of the disclosure controls and procedures was evaluated and that Form 20-F reports on the outcome of this evaluation and on any significant changes to it. These processes are supported by a standard software product, which SAP developed for the purpose, the management of internal controls (MIC) tool. Another control mechanism at SAP besides the processes described above is standardized reporting across the Group. The internal audit service, the disclosure committee, and the Supervisory Board are also closely involved in risk management.

## APPLYING INTERNATIONAL CORPORATE GOVERNANCE STANDARDS

As an NYSE-listed company, SAP is subject to U.S. financial legislation and to the rules of the SEC and NYSE.

Besides implementing the requirements of the Sarbanes-Oxley Act, section 404, set out above, and other Sarbanes-Oxley Act requirements, we fulfill the rules for foreign private issuers set out in the NYSE Listed Company Manual, section 303A.06. These rules govern the establishment and membership of an audit committee and SAP's related duties to report to the NYSE.

In accordance with the NYSE Corporate Governance Standards, SAP has – as in the past two years – stated the extent to which the German corporate governance rules deviate from the rules that apply to U.S. companies listed on the NYSE. The report on the main deviations from the NYSE Corporate Governance Standards is available on SAP's Web site at www.sap.com/corpgovernance and www.sap.de/corpgovernance.

## TRANSPARENCY, COMMUNICATION, AND SERVICE FOR SHAREHOLDERS

Our shareholders can obtain a complete picture of SAP from information posted promptly on its Web site as well as access current and historical company data. Among other information, SAP posts all of its financial reports, all relevant news about the Company's governing bodies, corporate governance documentation, news in frequently-asked-questions format on current business measures, information requiring ad-hoc disclosure, press releases, and news of directors' dealings notifiable pursuant to the German Securities Trading Act, section 15a.

Shareholders are also able to participate in the Annual General Meeting of Shareholders over the Internet. They can vote according to their shares at the meeting by instructing a proxy of their choice or one of the proxies provided for that purpose by SAP. All of the documentation related to the Annual General Meeting of Shareholders is made available in good time on SAP's Web site at www.sap.com/AGM and www.sap.de/hauptversammlung.

## FINANCIAL STATEMENTS

The May 2006 Annual General Meeting of Shareholders elected KPMG as the auditor. SAP's financial statements are prepared in accordance with German GAAP (the German Commercial Code) and U.S. GAAP: SAP AG publishes company accounts in accordance with German GAAP; the consolidated statements for the SAP Group are prepared in accordance with U.S. GAAP. The Executive Board is responsible for preparing the SAP AG financial statements and the consolidated financial statements for the SAP Group. The Supervisory Board approves them.

Due to the new commercial law regulations on consolidated financial statements introduced with the German Accounting Law Reform Act of December 4, 2004, and in accordance with the transitional regulations in the German Commercial Code Implementation Act, section 58, SAP will prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for the first time for the fiscal year starting January 1, 2007. It will continue to prepare consolidated financial statements in accordance with U.S. GAAP, too.

## EXECUTIVE BOARD AND SUPERVISORY BOARD COMPENSATION IN THE CORPORATE GOVERNANCE REPORT PURSUANT TO THE CODE, SECTION 3.10

The Code recommends that certain details of Executive and Supervisory Board compensation and share ownership, directors' dealings, and stock options and similar incentives be included in the corporate governance report or rather in the compensation report as part of the corporate governance report. These details, as well as the legally required information about Executive and Supervisory Board members' compensation, are all available in the following SAP compensation report. The compensation report is part of the audited review of SAP Group operations as well as forming part of this corporate governance report. The Supervisory Board has approved the review of SAP Group operations, including the compensation report, and adopted the compensation report's content for the purpose of corporate governance and compensation reporting as required by the Code.

# Report of the Supervisory Board

# Dear Shareholders,

**SAP had a good year in 2006, with solid product revenue growth and a resulting significant gain in market share. This success is mainly due to our strategy of organic growth complemented by close cooperation with our partners and targeted acquisitions aimed at enlarging our solution portfolio. Systematically implemented by the Executive Board and supported and regularly reviewed by the Supervisory Board, this business policy paid off in exceptionally high customer satisfaction and a further increase in our share of the market for core business process software.**



**Hasso Plattner, Chairperson of the Supervisory Board**

In-depth and cooperative dialog with the Executive Board enables the Supervisory Board to efficiently organize and perform its duties. That is why this report starts by explaining the ongoing partnership between the two Boards. The report also focuses on the main topics discussed by the Supervisory Board, the work of its committees, implementation of SAP's Principles of Corporate Governance, and the audit of the SAP AG and consolidated financial statements. Due to new legal requirements, various details in the reviews of SAP AG and SAP Group operations are explained for the first time.

The Supervisory Board discharged the duties imposed on it by the law and by the Company's Articles of Incorporation. It was regularly consulted by the Executive Board on the running of the Company and it scrutinized and monitored the work of the management. In particular, it examined SAP's risk management and found that it fully meets the applicable requirements. The Executive and Supervisory Boards agreed on the Company's strategic orientation and regularly discussed its progress in implementing the strategy. The Supervisory Board was involved whenever decisions were made about matters that were of fundamental importance for SAP.

The Supervisory Board regularly received full and timely reports from the Executive Board, both from members in person and in written documents. They chiefly concerned planning, the Company's progress in business including the risk situation, risk management, and items of special significance for SAP. The Executive Board also indicated when the course of business deviated from the plans and targets and explained these deviations.

The content and scope of the Executive Board's reports met the requirements that the Supervisory Board had placed on them. Besides these reports, the Supervisory Board received supplementary information from the Executive Board. In particular, the Executive Board was available at Supervisory Board meetings for discussions and to answer the Supervisory Board's questions. Transactions requiring the Supervisory Board's consent were dealt with and examined thoroughly in cooperation with the Executive Board, focusing particularly on the benefits and effects of these transactions. The Supervisory Board agreed to all transactions where its consent was required.

The chairperson of the Supervisory Board was also kept fully informed between meetings of the Supervisory Board and its committees. For example, the CEO and the chairperson of the Supervisory Board met regularly to discuss SAP's strategy, current progress in business, and risk management, as well as other key topics and decisions that arose. The CEO informed the Supervisory Board chairperson without delay of important events that were significant in the assessment of SAP's situation and progress or for the management of the Company.

As it does every year, the Supervisory Board discussed Executive Board compensation at the Compensation Committee's suggestion.

## I. SUPERVISORY BOARD MEETINGS

The Supervisory Board held four ordinary meetings during the year. Its resolutions were made by the full committee during these meetings, except for two that were adopted using its circular correspondence procedure. The meetings focused on the following topics:

At its February 6, 2006, meeting, the Supervisory Board discussed the 2005 fourth quarter and full-year results, business over the year, and implementation of the Company's strategy in 2005. It also received and discussed a report on the strategy for 2006 from the Executive Board and dealt with the planning for 2006, particularly the capital expenditure budget and cash plan. The Supervisory Board also discussed and approved various transactions requiring its consent. Furthermore, it adopted rules of procedure for the Audit Committee. The meeting received annual reports from the corporate governance officer and the compliance officer. The reports did not identify any breaches of the applicable rules or any special occurrences. The Supervisory Board again received a summary of the equity investments made in 2005. The Compensation Committee, Finance and Investment Committee, and Audit Committee reported on topics discussed at their recent meetings.

At its March 16, 2006, meeting, the Supervisory Board focused on the 2005 SAP AG financial statements and consolidated financial statements, the reviews of SAP AG and SAP Group operations, the Executive Board's proposed resolution on the appropriation of retained earnings for 2005, and the outcome of the audit conducted by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG). These documents and the audit reports prepared by KPMG had been sent to all Supervisory Board members in good time beforehand. At the meeting, the Audit Committee reported, among other things, on its examination of the financial statements and recommended that the Supervisory Board approve them. The auditor attended the meeting and reported in detail on the results of the audit. The auditor then discussed the results with the Supervisory Board and answered its questions. The Supervisory Board was thus able to satisfy itself that the audit had been conducted properly. The Supervisory Board approved the audit. After the final result of its audit, the Supervisory Board did not raise any objections to the SAP AG financial statements, the consolidated financial statements, and the reviews of SAP AG and SAP Group operations for 2005 and it approved these financial statements. It checked and endorsed the Executive Board's proposal to appropriate retained earnings. At its meeting on March 16, 2006, the Supervisory Board also dealt with changes to Supervisory Board compensation. It agreed on the agenda for the May 2006 Annual General Meeting of Shareholders, which included approving the proposal to the Meeting concerning the election of an auditor. Further items on the agenda at this meeting were a report on business in the first quarter of 2006 and the endeavors of some SAP employees to form a works council. The Supervisory Board approved various legal transactions between SAP and individual Executive and Supervisory Board members. It also agreed to SAP AG's acquisition of all of the shares of the company Virsa Systems, Inc. The General Committee, Compensation Committee, and Technology Committee gave reports on their recent committee meetings.

The meeting on July 28, 2006, focused on business in the second quarter of 2006, an assessment of the first half of the year and the forecast for the second half, and further planning. The Supervisory Board also dealt with the July 2006 works council election, measures related to the establishment of the works council, and future cooperation with it on HR matters, and the expected resulting costs. The Supervisory Board discussed the results of the SAP Employee Survey 2006. The status of the legal proceedings against the resolutions made by the 2006 Annual General Meetings of Shareholder SAP AG and SAP Systems Integration AG was explained. Furthermore, the Supervisory Board received a report on liquidity and investment policy and approved an amendment to the list of transactions requiring its consent. The Finance and Investment Committee, Audit Committee, and Technology Committee reported on the work in their committee meetings held before the Supervisory Board meeting.

The topics covered at the Supervisory Board meeting on October 27, 2006, were business in the third quarter, the forecast for the fourth quarter, SAP's product strategy, continuation of the legal proceedings concerning the resolutions of the SAP AG Annual General Meeting of Shareholders, infrastructural measures, the annual review of the work of the Supervisory Board, determination of the independence of Supervisory Board members, and a resolution on the content of the declaration pursuant to the German Stock Corporation Act, section 161, and further changes to SAP's Principles of Corporate Governance due to an amendment to the German Corporate Governance Code in June 2006. The Finance and Investment Committee, Audit Committee, Technology Committee, and Compensation Committee reported on the work at their last committee meetings.

## II. THE WORK OF THE SUPERVISORY BOARD COMMITTEES

In 2006, the committees continued to effectively support the work of the Supervisory Board. The General Committee, Compensation Committee, Finance and Investment Committee, Audit Committee, and Technology Committee all met.

The tasks and membership of the various committees remained as they had been in 2005.

The duties of the six-strong **General Committee** include coordinating the Supervisory Board's work, dealing with corporate governance topics, and allocating stock options to employees. Its chairperson is Hasso Plattner. The three-member **Compensation Committee**, also chaired by Hasso Plattner, carries out the preparatory work necessary for the personnel decisions made by the Supervisory Board, particularly with regard to compensation and the conclusion of, amendments to, and termination of Executive Board members' employment contracts. The **Finance and Investment Committee**, with four members, is responsible for matters related to financing as well as acquisitions and minority investments. Its chairperson is August-Wilhelm Scheer. The **Audit Committee** is responsible for matters relating to financial reporting and auditing as well as risk management. It has four members and is chaired by Erhard Schipporeit. The **Technology Committee**, which has six members, observes the latest technological developments and advises the Supervisory Board, especially when decisions require detailed technological knowledge. Hasso Plattner chairs this committee. German law requires a **Mediation Committee**, which is responsible solely for drawing up personnel proposals if the required two-thirds majority is not reached when appointing and dismissing Executive Board members. Thus far, SAP has not required action from the Mediation Committee.

More information about the committees, particularly their members, is available on SAP's Web site at www.sap.com/company/governance/supervisory/index.epx.

During 2006, the committees focused on the following topics:

- **The General Committee** decided on the allocation of stock options to employees and on the use of treasury shares to satisfy conversion and subscription rights attaching to convertible bonds and stock options respectively that were granted to beneficiaries of employee stock option plans. It held one meeting in 2006.
- **The Compensation Committee** held three meetings. Among other matters, it deliberated and decided on the creation of the new Incentive Plan 2010 for SAP Executive Board members, stock option allocations to Executive Board members, Executive Board members' salaries, and succession planning.
- **The Finance and Investment Committee** held two meetings, one of which was also attended by the Technology Committee. It deliberated and decided on various acquisitions and minority investments, such as the acquisition of stakes in Virsa Systems, Inc. and Frictionless Commerce, Inc. It also dealt with the establishment of the SAP NetWeaver Fund for investing in companies operating in the SAP NetWeaver field.
- **The Audit Committee** met four times. It deliberated on the SAP AG and consolidated financial statements and the reviews of SAP AG and SAP Group operations for fiscal year 2005, the Executive Board's proposal for the appropriation of retained earnings, the progress of risk management in the SAP Group, and the examination of the internal control system as required by the Sarbanes-Oxley Act, section 404. It discussed the 2005 full year and quarterly results, the results of the 2005 audit of the financial statements, and the auditor's review of the quarterly results, did work preparatory to the Supervisory Board's proposal to the 2006 Annual General Meeting of Shareholders with respect to the election of an auditor, and decided on the focus areas of the audit. The committee also determined the auditor's fee and decided how it would be shared among the subsidiaries to be audited. The auditor attended all Audit Committee meetings and reported in depth on its audit work and reviews of the quarterly results. Moreover, the Audit Committee discussed and decided on changing the policy for engaging the auditor to provide audit and nonaudit services to the SAP Group.
- **The Technology Committee** held three meetings in 2006, one of which was organized as a telephone conference. It discussed the key developments in the software industry in the coming years and SAP's underlying strategy for its product and solution portfolio. It deliberated on the work of the central software architecture group and the state of development of the SAP applications. A joint meeting with the Finance and Investment Committee looked at possible ways of supplementing SAP's existing product and solution portfolio.

The regular reports from the committees ensured that collaboration between the Supervisory Board and its committees was well-informed and effective.

## III. CORPORATE GOVERNANCE

SAP sees corporate governance as a process of continuous development. Thus, the Supervisory Board was again involved in updating SAP's Principles of Corporate Governance to reflect the latest developments in Germany and on the international stage. Of these, the most important were the June 2006 amendments to the German Corporate Governance Code ("Code"). All of the Code's new recommendations and the new suggestion were incorporated into SAP's Principles. Since October 2006, SAP has adhered to the recommendation in section 5.4.2 of the Code in that our Supervisory Board members are to be elected individually. The 2006 Annual General Meeting of Shareholders resolved to alter the Supervisory Board compensation package and amend the Articles of Incorporation accordingly, in accordance with the recommendation in section 5.4.7 in the Code, and the required entry in the commercial register was made in December 2006 (see section V.). In consequence, the compensation package now affords recognition of the additional responsibilities of the chairperson and deputy chairperson of the Supervisory Board and of the members of its committees.

SAP's corporate governance officer monitored, and reported in detail to the Supervisory Board on, adherence to SAP's Principles.

The Executive and Supervisory Boards issued their corporate governance report on compliance with SAP's Principles, as required by section 3.10 of the Code.

## IV. INFORMATION RELEVANT TO TAKEOVERS IN THE REVIEWS OF SAP AG AND SAP GROUP OPERATIONS

On July 14, 2006, the German Takeover Directive Implementation Act came into force. There were also related changes to the German Commercial Code and German Stock Corporation Act. From fiscal year 2006, SAP AG must therefore include certain information, possibly relevant to takeovers, in the reviews of SAP AG and SAP Group operations. This information is summarized below and explained where necessary:

The Company's capital stock is divided into no-par individual bearer shares each with an attributable value, as a proportion of the capital stock, of €1.00. Each of these shares entitles the bearer to one vote. Apart from the legal restrictions that apply to SAP AG with regard to the treasury shares that the Company holds, the Executive Board is not aware of any restrictions affecting voting rights or the transfer of shares. The Supervisory Board is not aware of any such restrictions either. There are no special rights for individual shareholders. There is no control on voting rights (for example, indirect exercise of voting rights through a holding company or voting by proxy) with regard to employees who have a share in the capital. Deutsche Bank Trust Company Americas holds approximately 5.95% of the SAP AG capital stock in trust to enable trading with American Depositary Receipts (ADRs) on the New York Stock Exchange. One ADR represents one share.

Supervisory Board chairperson and founder-shareholder Hasso Plattner holds more than 10.241% of the Company's capital stock both directly and indirectly through the companies under his control. Founder-shareholder Klaus Tschira holds 10.477%. Conditions for the appointment and dismissal of members of the Executive Board and amendment of the Articles of Incorporation reflect the relevant provisions in the German Stock Corporation Act. As required by law, the Articles of Incorporation stipulate that the Executive Board must consist of at least two people. Extending beyond the legal requirements, they state that the Supervisory Board can appoint one or more deputy chairpersons of the Executive Board.

SAP AG's Articles of Incorporation contain two authorized capital amounts that permit the Executive Board to increase the capital stock by up to €120 million until May 11, 2010 (Authorized Capital I and Authorized Capital II) and two authorized capital amounts that permit the Executive Board to increase the capital stock by up to €360 million until May 8, 2011 (Authorized Capital Ia and Authorized Capital IIa). There is also authorized capital of €15 million (Authorized Capital III), which will expire on May 1, 2007. Furthermore, the General Meeting of Shareholders has granted the Executive Board powers – limited to just under 10% of the capital stock – to buy back and resell treasury shares. Although some shareholders brought legal proceedings against the powers granted at the last Annual General Meeting of Shareholders (see section V.), both the Supervisory and Executive Boards see no reason for nullifying or challenging the resolutions. They therefore do not expect the proceedings, which were rejected in the court of first instance, to be successful. On December 31, 2006, SAP AG held 49.25 million treasury shares, which it had acquired pursuant to the powers granted. The Executive Board is also authorized to issue convertible and warrant bonds with conversion and subscription rights in respect of shares in SAP AG with a total attributable value, as a proportion of the capital stock, of not more than €100 million secured by corresponding amounts of contingent capital. The Supervisory Board believes that these powers granted to the Executive Board in relation to the issue and repurchase of shares and the issue of conversion and subscription rights to shares are appropriate and are typical in companies like SAP. They give the Executive Board the flexibility it needs, in particular the option of using SAP shares as consideration in equity investments, raising funds on the financial markets at short notice on favorable terms, and returning value to shareholders during the course of the year. Additionally, the Company has contingent capital amounts to satisfy conversion and subscription rights that were granted as part of stock-based compensation plans. On December 31, 2006, there were still 14.87 million outstanding conversion and subscription rights. Since the entry in the commercial register of the increase in subscribed capital from corporate funds as decided by the May 2006 Annual General Meeting of Shareholders, one option or one convertible bond has granted the right to the issue of four shares. The same number of new shares as there are outstanding conversion and subscription rights can be issued from contingent capital to satisfy the outstanding conversion and subscription rights. SAP can, however, satisfy these rights with treasury shares. In this regard, the Articles of Incorporation do not contain any provisions that grant the Executive Board special powers in a takeover situation.

To increase its financial flexibility, SAP AG negotiated a syndicated credit line of €1 billion with a group of international banks, which it has not utilized to date. The contract contains a change-of-control clause that enables the banks to promptly cancel the credit line and demand repayment of any outstanding debt if any person or any group of persons acting together acquires a majority of the voting shares in SAP AG. This provision is customary for the market. The bilateral credit lines between SAP AG and various banks, which totaled approximately €600 million on December 31, 2006, contain material adverse change clauses permitting the banks to terminate the agreements should events occur that are seriously detrimental to the financial standing of the Company. These clauses are also customary for the market. In the past, we have utilized these bilateral credit lines only infrequently for a few days. In SAP AG's current liquidity situation, termination of these credit lines would not, however, have a substantial effect in the short term.

SAP AG has entered into partnerships with other companies to jointly develop and market new software products. The joint development and marketing activities are governed by cooperation agreements with these companies. Some of the agreements include change-of-control provisions that, in the event of a change of control for one of the parties, require the other party to consent to the transfer of the agreement or give it the right to terminate the agreement. Most of the agreements were entered into well before mid-2006, and the obligations under them have to a great extent already been fulfilled.

Since January 1, 2006, all Executive Board members have had standardized employment contracts. Among other things, both parties have the right to terminate the contract in the event of a change of control. If an Executive Board member's contract is terminated in this way, SAP AG must pay the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. Such a change of control is when an investor becomes obliged to submit a takeover offer to the shareholders of SAP AG under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP AG as the dependent company. The inclusion of change-of-control clauses in the employment contracts of executive board members is becoming increasingly common both in Germany and internationally.

Further details are available in the reviews of SAP AG and SAP Group operations.

## V. SHAREHOLDERS' LEGAL PROCEEDINGS AGAINST AGM RESOLUTIONS

Shareholders brought legal proceedings against individual resolutions of the Annual General Meeting of Shareholders on May 9, 2006. As well as the increase in subscribed capital from corporate resources, they challenged the resolutions formally approving the acts of the Executive and Supervisory Boards, the change to Supervisory Board compensation, the powers to acquire and use treasury shares, and the powers to use equity derivatives to repurchase shares. The Heidelberg district court ruled against the challenges at the first instance. The plaintiffs then filed an appeal against the ruling with the regional appellate court in Karlsruhe. Both the Supervisory and Executive Boards see no reason for nullifying or challenging the resolutions of the Annual General Meeting of Shareholders and are therefore jointly defending them. The Company applied for an interim release to enable the increase in subscribed capital from corporate resources to be entered in the commercial register and thus be implemented before the court's final decision on the proceedings. The Heidelberg district court accepted the application for interim release on September 20, 2006. The plaintiffs appealed against this decision, but the regional appellate court in Karlsruhe rejected their appeal on December 7, 2006. The release therefore became legally effective. The increase in subscribed capital from corporate resources and further changes to the Articles of Incorporation approved by the Annual General Meeting of Shareholders on May 9, 2006, were then entered in the commercial register on December 15, 2006, and thus became effective. The change to Supervisory Board compensation also became effective (see section III.).

## VI. FINANCIAL STATEMENTS AND REVIEW OF OPERATIONS

KPMG again audited SAP AG's accounts in 2006. The Annual General Meeting of Shareholders on May 9, 2006, elected that firm as the Company's auditor. Before proposing KPMG to the Annual General Meeting of Shareholders as auditor for the year, the chairperson of the Supervisory Board had obtained confirmation from the firm that circumstances did not exist that might prejudice its independence as the auditor.

KPMG examined the SAP AG financial statements, the consolidated financial statements, and the reviews of SAP AG and SAP Group operations, comparing them with the records on which they were based, and certified them without qualification. KPMG also confirmed that the consolidated financial statements complied with U.S. GAAP and that the exemption in the German Commercial Code Implementation Act, section 58, German Commercial Code, section 292a, applied.

The financial statements mentioned above, the audit reports prepared by KPMG, and the Executive Board's proposal for the appropriation of retained earnings were sent to all Audit Committee and Supervisory Board members in good time.

The auditor attended the meeting of the Audit Committee on March 20, 2007, and the audit meeting of the full Supervisory Board on March 21, 2007, and reported on the results of the audit in detail. The auditor discussed the results of the audit with the Supervisory Board and answered its questions. The Supervisory Board was thus able to satisfy itself that KPMG had conducted the audit properly.

The Supervisory Board approved the audit and, because it did not raise any objections after the final result of its audit, gave its consent to the consolidated financial statements, the SAP AG financial statements, and the reviews of SAP Group and SAP AG operations. The financial statements and reviews of operations were thus formally adopted. The Supervisory Board checked and endorsed the Executive Board's proposal for the appropriation of retained earnings.

The Supervisory Board thanks the Executive Board, the managers of the group companies, and all employees for their committed and successful work. Special thanks also go to our customers and partners, who contributed significantly to SAP's success as well.

# Compensation Report

# Compensation Report[1)]

**This compensation report outlines the criteria that we apply to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation packages. It also contains information about Executive Board members' stock-based compensation plans, shares held by Executive Board and Supervisory Board members, and the directors' dealings required to be disclosed in accordance with the German Securities Trading Act.**

## COMPENSATION FOR EXECUTIVE BOARD MEMBERS

### Compensation Package

The Executive Board members' compensation package is defined by the compensation committee, a committee of the Supervisory Board chaired by Prof. Dr. h.c. mult. Hasso Plattner (chairperson of the Supervisory Board). Its other members are Prof. Dr. Wilhelm Haarmann and Dr. Gerhard Maier.

Executive Board members' compensation is intended to reflect the Group's size and global presence as well as our economic and financial standing. The level is internationally competitive to reward committed, successful work in a dynamic environment.

The compensation of the Executive Board as a body is performance-based. It has three elements: a fixed element (salary), a performance-related element (directors' profit-sharing), and a long-term incentive element (stock options). Along with the regular stock-based compensation plan, the Supervisory Board awarded additional nonrecurring stock-based compensation in the form of stock appreciation rights (STARs) to the Executive Board in 2006 for Incentive Plan 2010. However, it will not pay out unless SAP's market capitalization increases at least 50% over a five-year period.

A compensation target is set for the total of fixed and performance-related elements. We review the compensation target every year in the light of our business and directors' compensation at comparable companies on the international stage. Every year, the compensation committee sets the target performance-related compensation, reflecting the relevant values in that year's budget. The number of stock options and STARs to be issued to each individual member of the Executive Board by way of stock-based compensation was decided by the compensation committee at its meeting on February 3, 2006 and reflected the fair value of the options and STARs.

The elements of Executive Board compensation are paid as follows:

- The fixed element is paid as a monthly salary.
- The amount of performance-related compensation to be paid out in respect of 2006 depends on the Group's achievement of its targets for adjusted operating income that is, before stock-based compensation expenses and acquisition-related charges and on software revenue growth. On February 14, 2007 the Supervisory Board's compensation committee assessed SAP's performance against the agreed targets and determined how much performance-related compensation was payable. The payment will be made after the Annual General Meeting of Shareholders in May 2007.
- The regular form of stock-based compensation is the issue of stock options under the terms of the 2002 stock option plan (SAP SOP 2002) that the Annual General Meeting of Shareholders approved on May 3, 2002. The terms and detail of SAP SOP 2002 are reported in Note 29 in the Notes to Consolidated Financial Statements section. For options granted to members of the Executive Board in and from February 2004, the SAP SOP 2002 plan terms provide that the Supervisory Board can cap subscription rights if it believes that an option holder would make a windfall profit by exercising them. If the total profit from the exercise at all times of rights under options issued to that

[1)] This compensation report is part of the audited Review of SAP Group Operations and of the Corporate Governance Report.

holder at the same time exceeds two times the product of (i) the number of subscription rights received by that option holder; and (ii) the exercise price, that total profit is a windfall profit. It is determined by reference to the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP bears any expenses incurred by the option holder through fees, taxes, or deductions related to the cap. The Supervisory Board can only cap subscription rights if it decides the windfall profits are due to not inconsequential, extraordinary, unforeseen appreciation for which the Executive Board is not responsible.

- The additional nonrecurring stock-based compensation awarded in 2006 comprises STARs for the Incentive Plan 2010 stock-based compensation plan. The Plan is a nonrecurring incentive with a term up to five years, intended to give more encouragement than hitherto for originality and to ensure the Executive Board actions remain focused on a long-term goal. Incentive Plan 2010 is a stock-based compensation plan intended to reward a substantial increase in our market capitalization. The Executive Board will qualify for payout under the plan only if, not later than the end of 2010, SAP's average market capitalization during the last six months of a year is not less than 50% greater than its average value between July 1 and July 31, 2005 and SAP stock outperforms the GSTI Software Index over the same period. Payouts are scaled as follows:
  - If market capitalization does not increase by 50% or more, the Executive Board will receive no payout.
  - If market capitalization increases by more than 50% but less than 100%, target achievement will be measured progressively.
  - If SAP's market capitalization increases not less than twofold during the said period, the Executive Board will receive a payout of €100 million.

  The STARs awarded to Executive Board members under this plan expire on December 31, 2010. If the target 100% increase in market capitalization is reached at an earlier date while at the same time the stock is outperforming the GSTI Software Index, the plan ends at that earlier date. All payouts under the plan are cash; no new SAP shares will be issued. A beneficiary cannot exercise a STAR if he or she would take a windfall profit, that is a substantial extraordinary unforeseen profit arising out of circumstances not intended by the Executive Board. All decisions in this regard or concerning appropriate reduction of plan payouts are at the sole discretion of the compensation committee of the Supervisory Board. The terms and detail of this plan are reported in Note 29 in the Notes to Consolidated Financial Statements section.

**Amount of Compensation**

Executive Board members' compensation in fiscal year 2006:

| | | | | | | | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|
| | Fixed elements | | Performance-related compensation | Regular long-term incentive elements | | Nonrecurring long-term incentive element | | |
| | Salary | Other[1] | Directors' profit sharing | Stock-based compensation (SAP SOP 2002)[2] | Total before nonrecurring long-term incentive element | Stock-based compensation (Incentive Plan 2010)[2] | Total | Total |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| Prof. Dr. Henning Kagermann (CEO) | 710 7 | 17.0 | 2,673.7 | 949.0 | 4,350.4 | 4,680.1 | 9,030.5 | 6,084.8 |
| Shai Agassi | 474 4 | 59.5 | 1,782.5 | 632.7 | 2,949.1 | 3,120.1 | 6,069.2 | 4,001.1 |
| Léo Apotheker | 473 8 | 0.3 | 1,782.5 | 632.7 | 2,889.3 | 3,120.1 | 6,009.4 | 3,901.1 |
| Dr. Werner Brandt | 432 6 | 41.3 | 1,627.5 | 577.7 | 2,679.1 | 1,560.0 | 4,239.1 | 3,942.2 |
| Prof. Dr. Claus E. Heinrich | 432 6 | 20.0 | 1,627.5 | 577.7 | 2,657.8 | 1,560.0 | 4,217.8 | 3,920.9 |
| Gerhard Oswald | 432 6 | 14.8 | 1,627.5 | 577.7 | 2,652.6 | 1,560.0 | 4,212.6 | 3,915.1 |
| Dr. Peter Zencke | 432 6 | 27.7 | 1,627.5 | 577.7 | 2,665.5 | 1,560.0 | 4,225.5 | 3,922.8 |
| | | | | | 20,843.8 | | 38,004.1 | 29,688.0 |

[1] Insurance contributions, benefits in kind, compensation from seats on other governing bodies in the SAP Group.
[2] Fair value at the time of allocation.

The values for regular stock-based compensation and nonrecurring stock-based compensation in the table above are the fair value of SAP SOP 2002 options at the time of grant to the respective members and of the STARs under the Incentive Plan 2010 at the time of allocation.

| | 2006 | | | | |
|---|---|---|---|---|---|
| | Regular stock-based compensation | | Nonrecurring stock-based compensation | | |
| | SAP SOP 2002 | | Incentive Plan 2010 | | Total fair value of long-term incentive elements at time of grant in €(000) |
| | Quantity | Fair value at time of grant | Quantity | Fair value at time of grant | |
| Prof. Dr. Henning Kagermann (CEO) | 35,851 | 26.47 | 188,182 | 24.87 | 5,629.1 |
| Shai Agassi | 23,901 | 26.47 | 125,455 | 24.87 | 3,752.7 |
| Léo Apotheker | 23,901 | 26.47 | 125,455 | 24.87 | 3,752.7 |
| Dr. Werner Brandt | 21,823 | 26.47 | 62,727 | 24.87 | 2,137.7 |
| Prof. Dr. Claus E. Heinrich | 21,823 | 26.47 | 62,727 | 24.87 | 2,137.7 |
| Gerhard Oswald | 21,823 | 26.47 | 62,727 | 24.87 | 2,137.7 |
| Dr. Peter Zencke | 21,823 | 26.47 | 62,727 | 24.87 | 2,137.7 |
| | 170,945 | | 690,000 | | 21,685.3 |

| | 2005 | | | | |
|---|---|---|---|---|---|
| | Regular stock-based compensation | | Nonrecurring stock-based compensation | | |
| | SAP SOP 2002 | | Incentive Plan 2010 | | Total fair value of long-term incentive elements at time of grant in €(000) |
| | Quantity | Fair value at time of grant | Quantity | Fair value at time of grant | |
| Prof. Dr. Henning Kagermann (CEO) | 66,955 | 20.08 | - | - | 1,344.5 |
| Shai Agassi | 37,495 | 20.08 | - | - | 752.9 |
| Léo Apotheker | 37,495 | 20.08 | - | - | 752.9 |
| Dr. Werner Brandt | 37,495 | 20.08 | - | - | 752.9 |
| Prof. Dr. Claus E. Heinrich | 37,495 | 20.08 | - | - | 752.9 |
| Gerhard Oswald | 37,495 | 20.08 | - | - | 752.9 |
| Dr. Peter Zencke | 37,495 | 20.08 | - | - | 752.9 |
| | 291,925 | | | | 5,861.9 |

The change during 2006 in the fair value of the stock options and STARs granted in 2006 to Executive Board Members was as follows:

| | Fair value at time of grant | Fair value on December 31, 2006 |
|---|---|---|
| | € | € |
| SAP SOP 2002 Stock Options (February 6, 2006 grant) | 26.47 | 18.23 |
| Incentive Plan 2010 STARs (March 6, 2006 grant) | 24.87 | 14.02 |

## END-OF-SERVICE UNDERTAKINGS

### Retirement Pension Plan

Members of the Executive Board receive retirement pension when they reach the retirement age of 60 and vacate their Executive Board seat or disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. Widow's pension is paid on the death of a former member of the Executive Board. Disability pension is 100% of the vested retirement pension entitlement and is payable until but not after the beneficiary's 60th birthday. Widow's pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP AG.

The benefit payable has been agreed with the active Executive Board members. If service is ended prematurely, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.

On January 1, 2000, SAP AG introduced a contributory retirement pension plan. At that time, the performance-based retirement plan was discontinued for Executive Board members. Entitlements accrued up to December 31, 1999, were unaffected. The benefits are derived from any accrued entitlements on December 31, 1999 under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 90% of target annual salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.

Exceptional agreements apply to Messrs. Léo Apotheker and Shai Agassi: Mr. Apotheker's agreement provides only for retirement pension, and the pension contribution reflects his participation in the French social security system. Mr. Agassi receives the pension contribution as an annual payout, so he has no pension entitlement. The annual payout is included in his disclosed compensation.

The following table shows the change in total projected benefit obligation (PBO) and in the total accruals for pension obligations to Executive Board members.

| | Prof. Dr. Henning Kagermann (CEO) | Léo Apotheker | Dr. Werner Brandt | Prof. Dr. Claus E. Heinrich | Gerhard Oswald | Dr. Peter Zencke | Total |
|---|---|---|---|---|---|---|---|
| | € | € | € | € | € | € | € |
| PBO January 1, 2006 | 5,592,058 | 462,069 | 529,437 | 3,252,434 | 3,525,780 | 4,127,569 | 17,489,347 |
| less Plan assets market value January 1, 2006 | 3,952,372 | 579,113 | 313,834 | 1,512,327 | 1,732,440 | 2,559,739 | 10,649,825 |
| **Accrued January 1, 2006** | **1,639,686** | **- 117,044** | **215,603** | **1,740,107** | **1,793,340** | **1,567,830** | **6,839,522** |
| PBO change in 2006 | - 257,394 | - 16,752 | 63,897 | - 237,154 | - 241,536 | - 251,614 | - 940,553 |
| Plan assets change in 2006 | 630,102 | 24,274 | 94,352 | 251,077 | 282,635 | 387,276 | 1,669,716 |
| | | | | | | | |
| PBO December 31, 2006 | 5,334,664 | 445,317 | 593,334 | 3,015,280 | 3,284,244 | 3,875,955 | 16,548,794 |
| less Plan assets market value December 31, 2006 | 4,582,474 | 603,387 | 408,186 | 1,763,404 | 2,015,075 | 2,947,015 | 12,319,541 |
| **Accrued December 31, 2006** | **752,190** | **- 158,070** | **185,148** | **1,251,876** | **1,269,169** | **928,940** | **4,229,253** |

The following table shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans vested on December 31, 2006.

| | Prof. Dr. Henning Kagermann (CEO) | Léo Apotheker | Dr. Werner Brandt | Prof. Dr. Claus E. Heinrich | Gerhard Oswald | Dr. Peter Zencke |
|---|---|---|---|---|---|---|
| | € | € | € | € | € | € |
| Annual pension entitlement at age 60 Vested on December 31, 2006 | 289,827 | 45,487 | 34,364 | 165,487 | 184,553 | 207,188 |

To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pension actually payable at age 60 will be more than shown in the table.

In 2006, pension benefits of €725 thousand were paid to former Executive Board members (2005: €474 thousand). On December 31, 2006, the projected benefit obligation for former Executive Board members was €12,541 thousand (2005: €12,830 thousand).

### Early Termination

The standard contract for all Executive Board members from January 1, 2006 provides that on termination before full term, SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she leaves SAP for reasons for which he or she is responsible.

If an Executive Board member's post on the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring or due to a change of control, SAP AG and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months' notice. There is a change of control when a takeover obligation to the shareholders of SAP AG arises under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP AG as the dependent company. An Executive Board member's contract can also be terminated before full term if his or her appointment as an SAP AG Executive Board member is revoked in connection with a change of control.

During the continuance of a 12-month postcontractual noncompete period, an Executive Board member is paid abstention compensation corresponding to 50% of his or her final average contractual compensation. SAP can deduct the abstention compensation from any other amount it owes the member such as pension or early termination payment.

## LONG-TERM INCENTIVES FOR THE EXECUTIVE BOARD

Members of the Executive Board hold stock-based compensation awards granted to them in previous years under SAP SOP 2002 and LTI Plan 2000. The terms and detail of this plan are reported in Note 29 in the Notes to Consolidated Financial Statements section.

### SAP SOP 2002

The table below shows Executive Board members' holdings, on December 31, 2006, of stock options issued under the SAP SOP 2002 plan since its inception.

The exercise prices for SAP SOP 2002 stock options are 110% of the base price of an SAP AG common share. The base price is the arithmetic mean closing auction price for SAP stock in the Frankfurt stock exchange Xetra trading system (or its successor system) over the five business days immediately before the issue date of that stock option. The exercise price must be not less than the closing auction price on the day before the issue date. As a result of the issuance on December 21, 2006 of bonus shares at a 1-to-3 ratio under a capital increase from corporate, upon exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the exercise price for an option is four times the exercise price per share shown in the table.

| | Exercise price per share in € | Vested on December 31, 2006 | | Not vested on December 31, 2006 | | Total | |
|---|---|---|---|---|---|---|---|
| | | Quantity of shares | Remaining term in years | Quantity of shares | Remaining term in years | Quantity of shares | Remaining term in years |
| **SAP SOP 2002 stock options** | | | | | | | |
| Prof. Dr. Henning Kagermann (CEO) | 22.59 | 320,000 | 1.16 | - | - | 320,000 | 1.16 |
| | 37.50 | 200,000 | 2.13 | - | - | 200,000 | 2.13 |
| | 33.55 | - | - | 267,820 | 3.11 | 267,820 | 3.11 |
| | 46.48 | - | - | 143,404 | 4.10 | 143,404 | 4.10 |
| Shai Agassi | 22.59 | 120,000 | 1.16 | - | - | 120,000 | 1.16 |
| | 24.78 | 120,000 | 1.33 | - | - | 120,000 | 1.33 |
| | 37.50 | 112,000 | 2.13 | - | - | 112,000 | 2.13 |
| | 33.55 | - | - | 149,980 | 3.11 | 149,980 | 3.11 |
| | 46.48 | - | - | 95,604 | 4.10 | 95,604 | 4.10 |
| Léo Apotheker | 37.50 | 112,000 | 2.13 | - | - | 112,000 | 2.13 |
| | 33.55 | - | - | 149,980 | 3.11 | 149,980 | 3.11 |
| | 46.48 | - | - | 95,604 | 4.10 | 95,604 | 4.10 |
| Dr. Werner Brandt | 37.50 | 112,000 | 2.13 | - | - | 112,000 | 2.13 |
| | 33.55 | - | - | 149,980 | 3.11 | 149,980 | 3.11 |
| | 46.48 | - | - | 87,292 | 4.10 | 87,292 | 4.10 |
| Prof. Dr. Claus E. Heinrich | 22.59 | 180,000 | 1.16 | - | - | 180,000 | 1.16 |
| | 37.50 | 112,000 | 2.13 | - | - | 112,000 | 2.13 |
| | 33.55 | - | - | 149,980 | 3.11 | 149,980 | 3.11 |
| | 46.48 | - | - | 87,292 | 4.10 | 87,292 | 4.10 |
| Gerhard Oswald | 33.55 | - | - | 149,980 | 3.11 | 149,980 | 3.11 |
| | 46.48 | - | - | 87,292 | 4.10 | 87,292 | 4.10 |
| Dr. Peter Zencke | 22.59 | 180,000 | 1.16 | - | - | 180,000 | 1.16 |
| | 37.50 | 112,000 | 2.13 | - | - | 112,000 | 2.13 |
| | 33.55 | - | - | 149,980 | 3.11 | 149,980 | 3.11 |
| | 46.48 | - | - | 87,292 | 4.10 | 87,292 | 4.10 |
| | | 1,680,000 | | 1,851,480 | | 3,531,480 | |

During 2006, members of the Executive Board exercised stock options granted in earlier years under SAP SOP 2002 as follows:

| | Stock options 2006 | | Stock options 2005 | |
|---|---|---|---|---|
| | Quantity | Average exercise price in € | Quantity | Average exercise price in € |
| **SAP SOP 2002 stock options exercised** | | | | |
| Léo Apotheker | 30,000 | 90.37 | - | - |
| Dr. Werner Brandt | - | - | 30,000 | 90.37 |
| Gerhard Oswald | 28,000 | 149.99 | 45,000 | 90.37 |
| | 58,000 | | 75,000 | |

**LTI Plan 2000**

Beneficiaries under LTI Plan 2000 could choose between convertible bonds and stock options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of the SAP share the day before the bond was issued, while the option exercise price varies with the performance of SAP stock over time against the GSTI Software Index.

The table below shows stock options held by members of the Executive Board on December 31, 2006, granted in earlier years under LTI Plan 2000.

The exercise prices for LTI Plan 2000 stock options reflect the prices payable by an Executive Board member for one SAP common share upon exercise of the option on December 31, 2006. Exercise prices vary with the performance of SAP stock over time against the GSTI Software Index. As a result of the issuance on December 21, 2006 of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds, upon exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the exercise price for an option is four times the exercise price per share shown in the table.

| | LTI Plan 2000 stock options | | | | | | |
|---|---|---|---|---|---|---|---|
| | Exercise price per share in € | Vested on December 31, 2006 | | Not vested on December 31, 2006 | | Total | |
| | | Quantity of shares | Remaining term in years | Quantity of shares | Remaining term in years | Quantity of shares | Remaining term in years |
| Prof. Dr. Henning Kagermann (CEO) | 19.35 | 112,128 | 3.14 | – | – | 112,128 | 3.14 |
| | 23.51 | 157,500 | 4.14 | – | – | 157,500 | 4.14 |
| Léo Apotheker | 29.05 | 87,500 | 5.14 | – | – | 87,500 | 5.14 |
| Dr. Peter Zencke | 19.35 | 27,924 | 3.14 | – | – | 27,924 | 3.14 |
| | 23.51 | 73,700 | 4.14 | – | – | 73,700 | 4.14 |
| | | 458,752 | | | | 458,752 | |

The table below shows convertible bonds held by members of the Executive Board on December 31, 2006, granted in earlier years under LTI Plan 2000. The exercise prices for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP common share on conversion of the bond. The exercise prices are fixed and correspond to the quoted price of one SAP share on the business day immediately preceding the grant of the convertible bond. As a result of the issuance on December 21, 2006 of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds, upon conversion each bond now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of convertible bonds but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per bond. The number of shares shown in the table is four times the number of bonds, and the exercise price for a bond is four times the exercise price per share shown in the table.

| | LTI Plan 2000 convertible bonds | | | | | | |
|---|---|---|---|---|---|---|---|
| | Exercise price per share in € | Vested on December 31, 2006 | | Not vested on December 31, 2006 | | Total | |
| | | Quantity of shares | Remaining term in years | Quantity of shares | Remaining term in years | Quantity of shares | Remaining term in years |
| Prof. Dr. Henning Kagermann (CEO) | 72.58 | 89,700 | 3.14 | - | - | 89,700 | 3.14 |
| | 47.81 | 126,000 | 4.14 | - | - | 126,000 | 4.14 |
| | 37.88 | 360,000 | 5.14 | - | - | 360,000 | 5.14 |
| Léo Apotheker | 83.67 | 95,400 | 3.19 | - | - | 95,400 | 3.19 |
| | 47.81 | 120,000 | 4.14 | - | - | 120,000 | 4.14 |
| | 37.88 | 70,000 | 5.14 | - | - | 70,000 | 5.14 |
| Dr. Werner Brandt | 47.81 | 20,000 | 4.14 | - | - | 20,000 | 4.14 |
| | 37.88 | 120,000 | 5.14 | - | - | 120,000 | 5.14 |
| Prof. Dr. Claus E. Heinrich | 72.58 | 65,700 | 3.14 | - | - | 65,700 | 3.14 |
| | 47.81 | 88,000 | 4.14 | - | - | 88,000 | 4.14 |
| | 37.88 | 200,000 | 5.14 | - | - | 200,000 | 5.14 |
| Gerhard Oswald | 72.58 | 65,700 | 3.14 | - | - | 65,700 | 3.14 |
| | 47.81 | 88,000 | 4.14 | - | - | 88,000 | 4.14 |
| Dr. Peter Zencke | 72.58 | 65,700 | 3.14 | - | - | 65,700 | 3.14 |
| | 47.81 | 88,000 | 4.14 | - | - | 88,000 | 4.14 |
| | 37.88 | 200,000 | 5.14 | - | - | 200,000 | 5.14 |
| | | 1,862,200 | | | | 1,862,200 | |

Rights exercised by members of the Executive Board in 2006 under LTI Plan 2000 stock options and convertible bonds granted in earlier years:

| | LTI Plan 2000 stock options exercised | | | |
|---|---|---|---|---|
| | Stock options 2006 | | Stock options 2005 | |
| | Quantity | Average exercise price in € | Quantity | Average exercise price in € |
| Dr. Werner Brandt | - | - | 2,125 | 88.12 |
| Prof. Dr. Claus E. Heinrich | 48,032 | 74.07 | - | - |
| Gerhard Oswald | 10,625 | 116.04 | 19,663 | 99.00 |
| | 58,657 | | 21,788 | |

| | LTI Plan 2000 convertible bonds ecercised | | | |
|---|---|---|---|---|
| | Convertible bonds 2006 | | Convertible bonds 2005 | |
| | Quantity | Average exercise price in € | Quantity | Average exercise price in € |
| Gerhard Oswald | 25,000 | 151.50 | - | - |
| | 25,000 | | - | - |

## STOCK HELD BY EXECUTIVE BOARD MEMBERS

No member of the Executive Board holds more than 1% of the common stock of SAP AG. Members of the Executive Board held a total of 287,384 SAP shares on December 31, 2006, that is after the increase in capital. On December 31, 2005, before the increase in capital, members of the Executive Board held a total of 31,346 SAP shares, corresponding in number to 125,384 post-capital-increase SAP shares.

The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a in 2006.

| Transactions in SAP Shares and ADRs | | | | |
|---|---|---|---|---|
| Notifying Party | Transaction Date | Transaction | Quantity | Unit price in € |
| Léo Apotheker | November 15, 2006 | Exercise of subscription rights | 30,000 | 90.37 € |
| Dr. Werner Brandt | July 17, 2006 | Stock purchase | 500 | 147.48 € |
| Prof. Dr. Claus E. Heinrich | June 12, 2006 | Exercise of subscription rights | 20,532 | 65.9461 € |
| | June 12, 2006 | Exercise of subscription rights | 27,500 | 80.1342 € |
| | June 12, 2006 | Stock sale | 48,032 | 157.1696 € |
| Gerhard Oswald | March 10, 2006 | Exercise of subscription rights | 25,000 | 151.50 € |
| | March 10, 2006 | Exercise of subscription rights | 28,000 | 149.99 € |
| | March 10, 2006 | Exercise of subscription rights | 10,625 | 116.0380 € |
| | March 10, 2006 | Stock sale | 63,625 | 172.54184 € |

## EXECUTIVE BOARD: OTHER INFORMATION

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2006 or the previous year.

As far as the law permits, SAP AG and SAP AG's affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors' and officers' group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. There is no individual deductible as envisaged in the German Corporate Governance Code, section 3.8, paragraph 2. We believe the motivation and responsibility that the members of the Executive Board and Supervisory Board bring to their duties would not be improved by such a deductible element. For this reason, we regard a deductible as unnecessary for the insured group.

## COMPENSATION FOR SUPERVISORY BOARD MEMBERS

### Compensation Package

Supervisory Board members' compensation is governed by our Articles of Incorporation, section 16. The section was amended by resolution of our May 9, 2006 Annual General Meeting of Shareholders to bring it into line with other German blue-chip companies. The fixed element and the cap on aggregate compensation were raised. The amendment also applied a recommendation of the German Corporate Governance Code to pay additional compensation to chairpersons and other members of committees of the Supervisory Board.

The amended section provides that each member of the Supervisory Board receives, in addition to the reimbursement of his or her expenditure, compensation composed of fixed elements and a variable element. The variable element depends on the dividend.

The fixed element is €75,000 for the chairperson, €50,000 for the deputy chairperson, and €37,500 for other members. For membership of a Supervisory Board committee, members receive additional fixed compensation of €2,500 (provided that the relevant committee meets during the fiscal year) and the chairperson of the committee receives €5,000. The fixed remuneration element is due for payment after the end of the fiscal year.

The variable compensation element is €8,000 for the chairperson, €6,000 for the deputy chairperson, and €4,000 for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.25.

However, the aggregate compensation excluding compensation for committee memberships must not exceed €200,000 for the chairperson, €150,000 for the deputy chairperson, and €100,000 for other members.

Any member of the Supervisory Board having served for less than the entire fiscal year receives one-twelfth of their respective remuneration for each month of service commenced. This also applies to the higher compensation levels for the chairperson and deputy chairperson, and to the additional compensation for committee chairs and memberships.

**Amount of Compensation**

Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on May 10, 2007, the compensation paid to Supervisory Board members in respect of fiscal year 2006 will be as set out in the table below.

| | 2006 | | | | 2005 | | |
|---|---|---|---|---|---|---|---|
| | Fixed compensation | Variable compensation | Compensation for committee work | Total | Fixed compensation | Variable compensation | Total |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| Prof. Dr. h.c. mult. Hasso Plattner (chairperson) | 75.0 | 125.0 | 15.0 | 215.0 | 50.0 | 50.0 | 100.0 |
| Helga Classen (deputy chairperson) | 50.0 | 100.0 | 2.5 | 152.5 | 37.5 | 37.5 | 75.0 |
| Willi Burbach | 37.5 | 62.5 | 2.5 | 102.5 | 25.0 | 25.0 | 50.0 |
| Prof. Dr. Wilhelm Haarmann | 37.5 | 62.5 | 7.5 | 107.5 | 25.0 | 25.0 | 50.0 |
| Dietmar Hopp (until May 12, 2005) | 0.0 | 0.0 | 0.0 | 0.0 | 10.4 | 10.4 | 20.8 |
| Bernhard Koller | 37.5 | 62.5 | 2.5 | 102.5 | 25.0 | 25.0 | 50.0 |
| Christiane Kuntz-Mayr | 37.5 | 62.5 | 5.0 | 105.0 | 25.0 | 25.0 | 50.0 |
| Lars Lamadé | 37.5 | 62.5 | 2.5 | 102.5 | 25.0 | 25.0 | 50.0 |
| Dr. Gerhard Maier | 37.5 | 62.5 | 5.0 | 105.0 | 25.0 | 25.0 | 50.0 |
| Dr. h.c. Hartmut Mehdorn | 37.5 | 62.5 | 0.0 | 100.0 | 25.0 | 25.0 | 50.0 |
| Pekka Ala-Pietilä | 37.5 | 62.5 | 2.5 | 102.5 | 25.0 | 25.0 | 50.0 |
| Prof. Dr. Dr. h.c. August-Wilhelm Scheer | 37.5 | 62.5 | 7.5 | 107.5 | 25.0 | 25.0 | 50.0 |
| Dr. Barbara Schennerlein | 37.5 | 62.5 | 2.5 | 102.5 | 25.0 | 25.0 | 50.0 |
| Dr. Erhard Schipporeit (from May 12, 2005) | 37.5 | 62.5 | 5.0 | 105.0 | 16.7 | 16.7 | 33.3 |
| Stefan Schulz | 37.5 | 62.5 | 5.0 | 105.0 | 25.0 | 25.0 | 50.0 |
| Dr. Dieter Spöri | 37.5 | 62.5 | 2.5 | 102.5 | 25.0 | 25.0 | 50.0 |
| Dr. h.c. Klaus Tschira | 37.5 | 62.5 | 2.5 | 102.5 | 25.0 | 25.0 | 50.0 |
| | 650.0 | 1,100.0 | 70.0 | 1,820.0 | 439.6 | 439.6 | 879.2 |

In addition, we reimburse to members of the Supervisory Board their incurred expenses and the value-added tax payable on their compensation.

## LONG-TERM INCENTIVES FOR THE SUPERVISORY BOARD

We do not offer members stock options or other stock-based compensation for their Supervisory Board work. Any stock options or other stock-based compensation received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

## SUPERVISORY BOARD MEMBERS' SHAREHOLDINGS

Note 23 in the Notes to Consolidated Financial Statements section shows the shareholdings of Supervisory Board members Hasso Plattner (chairperson) and Klaus Tschira, and the companies they control, on December 31, 2006. No other member of the Supervisory Board held more than 1% of the SAP AG common stock at the end of 2006 or of the previous year. Members of the Supervisory Board held a total of 262,623,884 SAP shares on December 31, 2006, that is after the increase in capital. On December 31, 2005, which was before the increase in capital, members of the Executive Board held a total of 70,396,026 SAP shares, corresponding in number to 281,584,104 post-capital-increase SAP shares. The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a in 2006.

**Transactions in SAP Shares and ADRs**

| Notifying Party | Transaction Date | Transaction | Quantity | Unit price in € |
|---|---|---|---|---|
| Klaus Tschira | December 14, 2006 | Assignment of a reassignment right relating to a securities loan | 1,500,000 | Not disclosed |
| | December 14, 2006 | Premature cancellation of a derivative[1] | 1,125,000 | 127.85 |
| Hasso Plattner GmbH & Co. Beteiligungs-KG | November 28, 2006 | Stock sale | 1,350,000 | 155.95 |
| | March 2, 2006 | Stock sale | 1,460,000 | 172.82 |
| | March 2, 2006 | Repayment of security loan | 500,000 | Not disclosed |
| | February 10, 2006 | Stock acquisition by way of a security loan | 90,000 | Variable[2] |

[1] Derivative hedging a reassignment right relating to securities loan.
[2] Original price of 0.35% of €167.00 per annum and additionally the payment of a sum of 140% of any cash disbursements received on the share loan with an original value of €52,605 00.

## SUPERVISORY BOARD: OTHER INFORMATION

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2006 or the previous year.

Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred in 2005 under the contract was the reimbursement of expenses.

As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end we maintain directors' and officers' group liability insurance. For more information about this insurance, see the Executive Board: Other Information section.

# Financial Information

Since 1999, we have prepared our consolidated financial statements in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). This ensures direct comparability with the financial statements of our international competitors. In addition to the many disclosures required under U.S. GAAP, the notes to our statements contain a great deal of extra detail that we provide voluntarily. The review of operations meets the requirements of the German Commercial Code or Handelsgesetzbuch (HGB), but it also contains additional voluntary information. We are committed to increasing transparency, as the international financial community rightly demands.

## INDEPENDENT AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by SAP AG, Walldorf comprising the balance sheet, the income statement, the statement of shareholders' equity and comprehensive income and the statement of cash flows, the notes thereto as well as the Review of SAP Group Operations as of and for the business year from January 1 to December 31, 2006. The preparation and the content of both, the consolidated financial statements in accordance with Accounting Principles Generally Accepted in the United States of America (U.S. GAAP) and the Review of SAP Group Operations in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with §317 HGB [Handelsgesetzbuch „German Commercial Code"], German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) as well as in compliance with Auditing Standards Generally Accepted in the United States of America (U.S. GAAS). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with accounting principles and in the Review of SAP Group Operations are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the amounts and disclosures in the consolidated financial statements and in the Review of SAP Group Operations are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the Review of SAP Group Operations. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the conclusions of our audit, the consolidated financial statements comply in all material respects with Accounting Principles Generally Accepted in the United States of America (U.S. GAAP) and give a true and fair view of the net assets, financial position, results of operations and cash flows of the SAP Group in the business year in accordance with these requirements. The Review of SAP Group Operations is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

In addition, we confirm that the consolidated financial statements and the Review of SAP Group Operations for the business year from January 1 to December 31, 2006 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Mannheim, Germany
March 9, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft


KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT
WIRTSCHAFTS-
PRÜFUNGS-
GESELLSCHAFT
SIEGEL
BERLIN UND FRANKFURT a.M.

Schindler
Wirtschaftsprüfer

Walter
Wirtschaftsprüfer

# REVIEW OF SAP GROUP OPERATIONS

## GENERAL INFORMATION

### THE SAP GROUP OF COMPANIES

Founded in 1972, SAP is today one of the world's leading providers of business software and the world's third-largest independent software company based on market capitalization. SAP counts more than 38,000 customers in over 120 countries and employs more than 39,300 individuals at sales and development locations in more than 50 countries in the Europe, Middle East, and Africa (EMEA), Americas, and Asia Pacific Japan regions. SAP is headquartered in Walldorf, Germany.

Software licensing for SAP solutions created by our more than 11,000 developers all over the world constitutes the core of our business. With these solutions, companies can successfully design their business processes and make sustainable improvements to value creation. In 2006, our solution portfolio featured the SAP NetWeaver platform and included the following software applications:

- The SAP Business Suite family of business applications, which contains applications to help enterprises improve business operations ranging from supplier relationships, production, and warehouse management to sales, administrative functions, and customer relationships
- Prepackaged SAP All-in-One solutions and the SAP Business One application that address the needs of small businesses and midsize companies
- Specific solutions for more than 25 industries in the discrete manufacturing, financial services, consumer products, public service, process, and service sectors.

In addition, we offer maintenance, consulting, and training services tailored to our software solutions. We develop and market products in close cooperation with business partners.

Pictures and graphs are included for illustrative purposes only and are not part of the audited Review of SAP Group Operations.
In this Review of SAP Group Operations, earnings per share reflect the issuance in 2006 of of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds. (See Note 23 in the Notes to Consolidated Financial Statements section.) The figures for earlier years have been adjusted accordingly.
The Compensation Report in the front section of the annual report is part of this audited Review of SAP Group Operations.

## FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our beliefs and assumptions made using information currently available to us. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including but not limited to general economic and business conditions; attracting and retaining personnel; competition in the software industry; implementing our business strategy; developing and introducing new services and products; freedom to use intellectual property; regulatory and political conditions; adapting to technological developments; obtaining and expanding market acceptance of our services and products; terrorist attacks or other acts of violence or war; integrating newly acquired businesses; meeting customers' requirements; and other risks and uncertainties, some of which we describe in the *Risk Factors and Risk Management* section (below). The words "anticipate," "believe," "continue," "counting on," "is confident," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "seek," "should," "strategy," "want," "will," "would," and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those statements. The factors that could affect our future financial results are discussed more fully in the *Risk Factors and Risk Management* section (below), as well as elsewhere in this report and in our filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 20-F for fiscal year 2005, and for 2006, which will be filed with the SEC before June 30, 2007. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

## MANAGING FOR VALUE

We use performance measures that help manage our primary aim, sustained growth of corporate value, and the ancillary goal of profitable revenue growth. We use different value measures for operating and non-operating income, and at the Group level we use an overarching performance measure.

The key measures we use to manage our operational business are growth of software and maintenance revenue, software revenue growth, and adjusted operating margin. The target values are tuned to each other for profitable growth.

- Software revenue growth is the key revenue growth driver because it tends to stimulate our other revenue. The chief source of software revenue is fees customers pay for software licenses. Generally, customers that buy software licenses also enter into maintenance contracts and these generate recurring maintenance revenue after the software sale. Maintenance contracts cover support services, regular software maintenance, and software updates and enhancements. Software revenue also stimulates service revenue from consulting and training sales.
- The third measure we use is adjusted operating margin, which is the ratio of our adjusted operating income to total revenue, expressed as a percentage. It measures our overall operational process efficiency and the performance of our core business (software licenses and maintenance, consulting, and training). For an explanation of how we determine adjusted operating income, see the *Non-GAAP Measures* section (below).

We also use performance measures – chiefly net financial income/expense and the effective Group tax rate – to manage non-operating items:

- Financial income reflects the return on liquid assets and capital investments. To manage financial income, we focus on cash flow, the composition of the liquid asset and capital investment portfolio, and the average rate of interest at which assets are invested. Another aspect is management of working capital by reducing the days' sales outstanding for receivables.
- The effective Group tax rate is the ratio of income taxes (in accordance with U.S. generally accepted accounting principles (U.S. GAAP)) to income before income taxes and minority interests, expressed as a percentage.

Earnings per share (EPS) is a measure of the overall performance of the Group, because it catches all operating and non-operating elements of income. It represents the portion of consolidated net income allocable to each SAP share outstanding (using the average number of shares outstanding over the reporting period). Earnings per share are influenced not only by our operating and non-operating business but also by the number of shares outstanding. We see buying back stock as another good way (in addition to distributing a dividend) of returning value to shareholders, so we repurchase SAP stock for treasury pursuant to powers granted by the shareholders at their general meetings.

Our holistic view of the performance measures described above and our associated analyses together make up the information base we use for value-based management. Planning and control processes manage the compilation of these key measures and their availability to the decision makers.

Our long-term strategic plans are the starting point for planning and controlling processes, including creating a multiyear plan: We identify future growth and profitability drivers at a highly aggregated level. The process is intended to identify the best areas in which to target sustained investment. The next step is to distill multiyear plans for areas of development and for customer-facing and support functions, and for marketing to break them down by region. We allocate resources to achieve targets derived from detailed annual plans. At the lowest level of performance monitoring, we also use quarterly forecast processes to quantify degrees of strategy realization and identify any deviations from plan. We closely monitor the concerned units in the Group to analyze such developments and define any appropriate actions.

The entire network of planning, control, and reporting processes is implemented in integrated planning and information systems across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions. For example, we can precisely analyze differences in profitability between subsidiaries or probe into the impact of revenue growth on income.

## NON-GAAP MEASURES

This review of operations discloses certain financial measures, such as adjusted operating income, adjusted operating margin, adjusted operating expenses, adjusted net income, adjusted earnings per share (adjusted EPS), cash earnings according to DVFA/SG, free cash flow, and constant currency period-over-period changes in revenue and operating income, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP measures. Our non-GAAP measures may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, operating margin, net income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP measures are reconciled to the nearest U.S. GAAP measure in this report.

### Adjusted Operating Income, Adjusted Operating Margin, Adjusted Expenses, Adjusted Net Income, Adjusted EPS

We believe that it is of interest to investors to receive information on past and future-oriented financial data relied on by our management in running our business – in addition to financial data prepared in accordance with U.S. GAAP. We have implemented an integrated management approach. We use consistent data to manage the performance of the Group: for our planning, forecasting, reporting, compensation, and external communications. This approach measures the performance of both management and employees by reference to financial results each can actually influence, and not to results over which we have no direct influence. We have identified two operating cost elements that management and employees cannot influence directly: stock-based compensation and acquisition-related charges. Our management and employees cannot directly affect the expense for stock-based compensation because the fair value of SAP stock, which directly impacts its stock-based compensation expense, is strongly influenced by factors outside the control of SAP, including the overall stock market and the share price fluctuations of other companies in the same industry. A substantial portion of our stock-based compensation plans are cash-settled and therefore classified as liabilities, so our stock-based compensation expense – where unhedged – fluctuates in response to SAP stock price movements. Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component, relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Similarly, our adjusted net income also excludes any impairment-related charges resulting from other-than-temporary declines in the market value of minority investments, which by their very nature are outside of SAP's control.

We eliminate the following expenses from adjusted expenses, adjusted operating income, adjusted operating margin, adjusted net income, adjusted EPS, and other adjusted measures based on adjusted expenses:

- Stock-based compensation, including expenses for stock-based compensation as defined under U.S. GAAP as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions
- Acquisition-related charges, including amortization of identifiable intangible assets acquired in acquisitions of businesses or intellectual property
- Impairment-related charges, including other-than-temporary impairment charges on minority equity investments

Adjusted expenses and adjusted operating income reconcile to the nearest U.S. GAAP measure as follows:

| | U.S. GAAP Measure | Reconciliation: Stock-Based Compensation Expenses | Reconciliation: Acquisition-Related Charges | Adjusted Measure |
|---|---|---|---|---|
| | € millions | € millions | € millions | € millions |
| **2006** | | | | |
| Software and maintenance cost | 1,100 | 9 | 25 | 1,066 |
| Cost of service | 2,078 | 16 | 1 | 2,061 |
| Research and development | 1,335 | 33 | 15 | 1,287 |
| Sales and marketing | 1,915 | 19 | 2 | 1,894 |
| General and administration | 465 | 22 | 0 | 443 |
| Other income/expense, net | - 56 | 0 | 0 | - 56 |
| Total operating expenses | 6,837 | 99 | 43 | 6,695 |
| | | | | |
| Operating income | 2,565 | 99 | 43 | 2,707 |
| | | | | |
| **2005** | | | | |
| Software and maintenance cost | 993 | 4 | 25 | 964 |
| Cost of service | 1,925 | 12 | 1 | 1,912 |
| Research and development | 1,089 | 11 | 7 | 1,071 |
| Sales and marketing | 1,746 | 9 | 1 | 1,736 |
| General and administration | 435 | 9 | 0 | 426 |
| Other income/expense, net | - 6 | 0 | 0 | - 6 |
| Total operating expenses | 6,182 | 45 | 34 | 6,103 |
| | | | | |
| Operating income | 2,331 | 45 | 34 | 2,410 |
| | | | | |
| **2004** | | | | |
| Software and maintenance cost | 916 | 2 | 21 | 893 |
| Cost of service | 1,784 | 19 | 6 | 1,759 |
| Research and development | 908 | 6 | 2 | 900 |
| Sales and marketing | 1,524 | 8 | 1 | 1,515 |
| General and administration | 366 | 3 | 0 | 363 |
| Other income/expense, net | - 2 | 0 | 0 | - 2 |
| Total operating expenses | 5,496 | 38 | 30 | 5,428 |
| | | | | |
| Operating income | 2,018 | 38 | 30 | 2,086 |

Adjusted net income and adjusted EPS reconcile to the nearest U.S. GAAP measure as follows:

| | U.S. GAAP Measure | Reconciliation (net after tax): Stock-Based Compensation Expenses | Reconciliation (net after tax): Acquisition-Related Charges | Reconciliation (net after tax): Impairment-Related Charges | Adjusted Measure |
|---|---|---|---|---|---|
| **2006** | | | | | |
| Net income in € millions | 1,871 | 71 | 27 | 1 | 1,970 |
| Earnings per share in € | 1.53 | 0.06 | 0.02 | 0.00 | 1.61 |
| | | | | | |
| **2005** | | | | | |
| Net income in € millions | 1,496 | 31 | 21 | 4 | 1,552 |
| Earnings per share in € | 1.21 | 0.02 | 0.02 | 0 | 1.25 |
| | | | | | |
| **2004** | | | | | |
| Net income in € millions | 1,311 | 24 | 18 | 5 | 1,358 |
| Earnings per share in € | 1.05 | 0.02 | 0.02 | 0.00 | 1.09 |

The adjusted operating income measures disclosed are the same measures that we use in our internal management reporting. Adjusted operating income was a key criterion, along with software revenue growth, for performance-related elements of management compensation.

In addition, in the past we gave full-year and long-term guidance based on non-GAAP financial measures. The guidance was provided on adjusted operating performance excluding stock-based compensation expenses and acquisition-related charges to focus on components that reflected the operational performance that management could directly influence and reasonably forecast for the periods covered by the guidance. Furthermore, by providing guidance based on adjusted income measures, we avoided having to update our market guidance whenever acquisition-related expenses changed, non-recurring impairment-related charges were recorded, or the cost of stock-based compensation fluctuated because of a change in the price of SAP stock. Up to and including 2006, we did not provide guidance on U.S. GAAP operating margin and earnings per share measures because those measures include expenses such as stock-based compensation, impairment-related charges, and acquisition-related charges.

We believe that the adjusted income measures have limitations, particularly as a result of the elimination of certain cost elements that may be material to us. We therefore do not evaluate our own past performance without considering both adjusted income measures and U.S. GAAP income measures. We also regularly analyze the differences between adjusted income measures and the respective most directly comparable U.S. GAAP income measures. We caution the readers of this report to follow a similar approach by considering the adjusted income measures only as an additional measure to, and not as a substitute for or superior measure to, revenue, operating income, operating margin, net income, cash flows, or other measure of financial performance prepared in accordance with U.S. GAAP.

**Constant Currency Period-Over-Period Changes**

We believe it is important for investors to have information that provides insight into our sales growth. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both growth in sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating sales volume growth, we present information about our revenue growth and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.

Constant currency period-over-period changes should be considered in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.

We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income or other measures of financial performance prepared in accordance with U.S. GAAP.

Constant currency year-over-year changes in revenue and operating income reconcile to the respective unadjusted year-over-year changes as follows:

| | Percentage Change From 2005 to 2006 as Reported | Constant-Currency Percentage Change From 2005 to 2006 | Currency Effect |
|---|---|---|---|
| | % | % | % |
| **Software revenue** | 10 | 12 | - 2 |
| Maintenance revenue | 11 | 12 | - 1 |
| Software and maintenance revenue | 11 | 12 | - 1 |
| **Consulting revenue** | 9 | 10 | - 1 |
| Training revenue | 12 | 12 | 0 |
| Service revenue | 10 | 10 | 0 |
| **Other revenue** | 1 | 3 | - 2 |
| **Total revenue** | 10 | 11 | - 1 |
| | | | |
| **Software revenue by region:** | | | |
| Germany[1] | 7 | 7 | 0 |
| Rest of EMEA region[1] | 12 | 12 | 0 |
| EMEA region[1] | 10 | 10 | 0 |
| United States[1] | 9 | 13 | - 4 |
| Rest of Americas region[1] | 25 | 22 | + 3 |
| Americas region[1] | 12 | 15 | - 3 |
| Japan[1] | 7 | 17 | - 10 |
| Rest of Asia Pacific Japan region[1] | 7 | 9 | - 2 |
| Asia Pacific Japan region[1] | 7 | 12 | - 5 |
| **Software revenue** | 10 | 12 | - 2 |
| | | | |
| **Total revenue by region:** | | | |
| Germany[1] | 5 | 5 | 0 |
| Rest of EMEA region[1] | 11 | 11 | 0 |
| EMEA region[1] | 9 | 9 | 0 |
| United States[1] | 12 | 14 | - 2 |
| Rest of Americas region[1] | 18 | 16 | + 2 |
| Americas region[1] | 13 | 14 | - 1 |
| Japan[1] | 6 | 14 | - 8 |
| Rest of Asia Pacific Japan region[1] | 14 | 16 | - 2 |
| Asia Pacific Japan region[1] | 11 | 15 | - 4 |
| **Total revenue** | 10 | 11 | - 1 |
| | | | |
| **Operating income** | 10 | 11 | - 1 |

[1] Based on customer location.

**Cash Earnings According to DVFA/SG**

Cash earnings according to DVFA/SG is an adjusted cash flow measure developed by the Society of Investment Professionals in Germany to improve comparability between companies.

Cash earnings according to DVFA/SG should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP. The reconciliation from cash earnings according to DVFA/SG to net income is shown in the *Investor Relations* section.

**Free Cash Flow**

We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company's cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow minus additions to long-lived assets excluding additions from acquisitions.

Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.

Free cash flow reconciles to net cash provided by operating activities as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | € millions | € millions | € millions |
| Net cash provided by operating activities | 1,847 | 1,608 | 1,845 |
| Additions to long-lived assets excluding additions from acquisitions | - 367 | - 262 | - 193 |
| **Free cash flow** | 1,480 | 1,346 | 1,652 |

## ECONOMIC CONDITIONS

### GLOBAL ECONOMY

According to analysts at the International Monetary Fund (IMF), the global economy continued on its path of positive growth throughout the course of 2006 and even exceeded expectations, as stated by the IMF in its most recent World Economic Outlook of September 2006. Output increased briskly in the first half of the year, the IMF reports. All of the indicators were pointing to further significant global growth in the final two quarters of 2006. For 2006, the IMF projects 5.1% year-over-year global output growth.

The IMF reports that growth was particularly strong in the United States early in the year, although the cooling real estate market slowed the economy in the second quarter of 2006. It was still too early to see precisely how much this continued to impact the U.S. economy in the period July through December, since it would depend upon how well business fared in the face of higher commodity prices, among other factors. Nonetheless, the IMF was upbeat about the resilience of the U.S. economy and continues to project U.S. Gross Domestic Product (GDP) growth of 3.4% in 2006 (2005: 3.2%). The Organisation for Economic Co-operation and Development (OECD) views the economic slowdown in the second half of the year with more concern, and sees a risk that the projection might require a downward correction. However, the OECD does expect 3.3% economic growth in the United States in 2006.

The IMF reports that the economies in the euro area are growing stronger. This view projects that euro area output in 2006 will have risen more steeply than expected, likely topping 2.4%. In any case, it would clearly outperform the previous year's 1.3% growth. Indeed, the OECD is predicting growth as high as 2.6% for the euro area. The upward trend is being driven by the euro area's powerhouse economy, Germany. There, the economy is picking up at such a rate that the IMF predicts German GDP will have increased 2.0% in 2006. In 2005, economic growth in Germany lagged at 0.9%.

Some of the booming market economies in the world's emerging countries are demonstrating highly dynamic performance. As a result, the IMF foresees 2006 growth rates for China and India of 10.0% and 8.3%, respectively. The IMF also says expansion in the Japanese economy will continue and shows sustainability. In 2006, its GDP grew 2.7% (2005: 2.6%). In Central and Eastern Europe as well, development has remained on a positive course. The IMF expects 5.3% output growth in this area in 2006 (2005: 5.4%). Russia's economy forged ahead in 2006, continuing the positive trend seen in previous years and growing some 6.5% (2005: 6.4%).

According to projections of the IMF, the volume of world trade increased by 8.9% overall in 2006 (2005: 7.4%). Emerging markets in particular recorded 13% growth in imports. The OECD assumes that total world trade grew 9.6% in 2006.

### IT INDUSTRY: EXTENDED GROWTH TREND IN THE IT MARKET

The respected U.S. market-intelligence provider IDC stated that the market for information technology (IT) developed positively over the course of 2006, though demand has lost some of its momentum since the second quarter. IDC projects that US$1,160 billion was spent on IT in 2006 (which is 6.3% more than in 2005), thanks to stable economic conditions. In IDC's analysis, the IT market comprises the hardware segment (US$447 billion), the software segment (packaged software (US$244 billion), of which spending on system infrastructure software, applications development, and applications are part), and the associated services segment (US$469 billion).

Within the software market, system infrastructure software sales grew faster than the overall IT market average. The market volume of the applications software segment, the main focus of our activity, likewise recorded considerable gains. IDC believes sales of applications in 2006 increased 7.3%, while the overall packaged software market enjoyed growth of 8.0%. Gartner, another market researcher specialized in the IT industry, reports a similar level of growth in the software market (+7.3% in 2006) and projects 7.0% increase in the applications segment in 2006.

According to our own calculations based on IDC's data, the core enterprise applications market addressable by SAP in 2006 was worth some US$33 billion, an increase since 2005 of about 6.9%. That market includes enterprise resource planning (ERP), customer relationship management (CRM), supply chain management (SCM), and manufacturing software and maintenance revenue. In the market for smaller businesses with headcount between 100 and 1,000, growth was somewhat stronger (7.3%) than in midsize companies with up to 2,500 employees (6.9%) and large enterprises employing workforces larger than 2,500 (6.5%).

2006 saw the IT market in North America expand by 6.0%, while IDC reports that the infrastructure software segment showed particularly lively development there in 2006, with projected growth of around 10.2%. This ongoing trend, which is still gaining strength, is driven by the need of enterprises for greater IT security, optimized infrastructure, high-performance management instruments, and system integration technology. IDC sees dynamic movement in the application software business as well, which expanded 7.3% in 2006. One important basis for this growth is the rising interest of enterprises in strategic solutions such as business intelligence.

Growth in the IT market in Western Europe was more subdued than IDC projected early in the year. It adjusted its projection for 2006 growth from 6.9% to 4.0%. In IDC's analysis, postponement of planned investments until 2007 caused this reduction. Demand for packaged software and IT services in Western Europe held well at above-average rates, with growth rates of 6.7% and 5.0% respectively. All subsegments enjoyed good demand.

In Germany, IDC reports that overall the IT business expanded 2.9%. The packaged software segment of that market grew 6.1%. At 5.4%, growth in the software applications segment was similarly high in 2006, IDC reported. In its industry barometer published in late fall 2006, the German Association for Information Technology, Telecommunications and New Media (BITKOM) likewise noted the buoyant mood in the German IT market. Some 70% of companies surveyed by BITKOM projected sales increases for 2007. In particular, software vendors and IT service providers remained optimistic. In BITKOM's view, a sustained trend has emerged of an economy investing strongly in IT, with the focus on projects targeting increased efficiency of operational processes.

The IT market in Central and Eastern Europe, while only one-tenth the volume of the Western Europe market, proved very dynamic, according to IDC. 2006 saw spending on IT in this region increase 15.5%. Russia, where demand increased 18% in 2006, was the main source of this growth.

As reported by IDC, the dynamism of IT business in the Asia Pacific Japan region, with growth in 2006 of 6.7%, was influenced mainly by buoyancy in China and India. In Japan specifically, business is showing signs of a slight recovery. IDC slightly raised its prediction for the growth of demand in Japan in 2006 from 1.4% to 1.5%.

In relation to its projections, IDC identified economists' declining confidence in the progress of the U.S. economy (the United States being the largest single market for IT) as a source of uncertainty in months to come.

## BUSINESS AT SAP

## MISSION AND STRATEGY

### Trends and Orientation

New and constantly changing trends cause ever-shifting customer requirements. One such trend is the rise in the expectations of consumers, who increasingly dictate what products and services are offered on the market. This leads to another major trend: frequent and radical shifts in business models. Add to these today's easier access to capital worldwide, the impact of globalization on the individual's working environment, tighter regulation, and – not to be forgotten – the increasingly important role of IT as a driver of business model innovation.

Such rapid, multidimensional change comes with increased complexity. We view this complexity as creating a need for embedding IT throughout business organizations and their processes. Companies are recognizing that IT plays a critical role in controlling and simplifying this complexity. Thus, we believe our customers view IT as taking over a new strategic role in supporting growth, a departure from the formerly prevalent view of IT as a driver of cost efficiency. Moving forward, we expect IT to become strategic to business and be the enabler of continuous business innovation and operational excellence.

Our mission therefore remains: We will define and establish undisputed leadership in the emerging market for business process platform solutions, accelerate IT/business innovation for firms and industries worldwide, and thus contribute to economic development on a grand scale.

Based on these significant changes, our mission must be to deliver products and services that empower our customers:

- To be innovative
- To succeed with their business strategy
- To lift the productivity of their employees
- To comply with laws and regulations that apply to their efforts

The value customers derive from working with us is the key to growing prosperity. Thus, we intend not only to further expand our traditional core business, but also to unlock new business with smaller companies.

### Expanding our Traditional Core Business

We have grown strong with our strong customer base comprising many large global corporations and larger midsize companies with between 1,000 and 2,500 employees. Such companies use SAP Business Suite applications, including the SAP ERP application, and SAP All-in-One solutions to automate their basic business transactions, enabling better management and governance.

We are adapting SAP Business Suite applications and SAP All-in-One solutions for a new service-oriented architecture (SOA) for business applications, known as enterprise SOA. These applications, based on SAP NetWeaver, constitute a business process platform on which our customers and partners can flexibly evolve original solutions, business processes, and business models.

Partners that develop their products on our SAP NetWeaver platform help us win new customers – and new segments. We will work with partners to grow the spectrum of solutions for specific industries. We see potential for more growth in all regions, and we believe the Americas and Asia are especially promising.

We expect our customers will increase their use of SAP systems to analyze data, recognize trends, and gather information on which to base decisions. We intend to create conditions for more productive work by providing crossovers between formally structured information in SAP systems and more loosely structured information in everyday desktop environments.

### Developing New Midmarket Business

We already successfully serve customers in the upper midmarket (1,000 to 2,500 employees) with SAP All-in-One solutions. Companies at the lower end of the midsize range, with about 100 to 1,000 employees, have specific requirements for software solutions. They tend to see a short time to value, minimum risk, and predictable cost as more important than a wealth of functions. Many such companies do not believe that their needs can be met by classic software offerings or by the available on-demand solutions.

We intend to open up this market segment with a completely new approach to business software. Our new solution, code-named "A1S," aims to fully exploit the advantages that an enterprise SOA offers for business software. The new solution offers smaller midsize companies countless innovations aimed at faster, lower-risk implementation, continuous adaptability, and easier user adoption. We will market this offering using our new try-run-adapt business model as a trial solution, providing customers with a complete, personalized version of A1S to test before actually buying the software.

We believe that by combining a completely new product concept and an innovative business model we will gain access to new streams of potential revenue in a still largely untapped segment. We will invest in sales channels, process, infrastructure, and human resources, all oriented toward new customer relationships and a big, diversified partner ecosystem. We expect this will enable us to build profitable volume business.

### Strategy for Growth

We will continue to direct our strategy toward growing our software revenue (increasingly from subscriptions and other software-related services). We plan to realize our potential for growth as follows:

- Organic growth: By supporting our growth strategy principally through organic development of our product portfolio.
- Co-innovation: By expanding our partner ecosystem to accelerate innovation by supporting the development of solutions and enterprise services built on the SAP NetWeaver platform – and to leverage sales forces to address the various market and customer segments.
- Smart acquisitions: By targeting strategic "fill-in" acquisitions to add to our broad solution offering within industries or across industries by gaining specific technologies and capabilities that meet the needs of our customers.

## SIGNIFICANT RESULTS AND EVENTS

**Profitability Target Surpassed; Revenue Goal Missed**

In a field that remained fiercely competitive in 2006, we again achieved substantial increases in revenue and in profitability measured in terms of adjusted operating margin. Each region contributed, with above-average growth in Brazil, Russia, India, and China (known as the BRIC countries).

- We did not achieve our target for software revenue with maintenance revenue (the combination previously named product revenue), which we published at the beginning of 2006 in our business outlook, the guidance for investors. Nonetheless, our growth percentages were in double digits – and strong enough to again improve our competitive position. Year over year, our combined software and maintenance revenue grew 11% to €6.6 billion (2005: €6.0 billion). On a constant currency basis, software and maintenance revenue grew 12%. We did not, therefore, achieve the growth in the 13% to 15% range on a constant currency basis we had foreseen in our published guidance.

  We set the combined software and maintenance revenue growth guidance for 2006 at 13% to 15% assuming an increase in software revenue of between 15% and 17% and a U.S. dollar to euro exchange rate of US$1.23 per €1.00. Our software revenue was €3.1 billion, a year-over-year increase of only 10%. On a constant currency basis, software revenue grew 12%.

  Increasingly, our large enterprise customers entered into strategic relationships with us in the form of global enterprise agreements. We concluded four such agreements in 2006. U.S. GAAP requires us to recognize the revenue from such agreements in stages over several years.

  Year over year, our total revenue grew 10% to €9.4 billion (2005: €8.5 billion). On a constant currency basis, our total revenue grew 11%.
- Our adjusted operating margin improved 0.5 percentage points to 28.8%. That improvement was at the lower end of the guidance range of 0.5 to 1.0 percentage points that we announced at the beginning of the year.
- Our adjusted net income rose 27% to €2.0 billion (2005: €1.6 billion). Adjusted EPS rose to €1.61 (2005: €1.25). The improvements in adjusted net income and adjusted EPS (€85 million and €0.07 respectively) were in some part due to nonrecurring tax effects resulting from regulation changes in various countries that reduced effective tax rates in the second and fourth quarters. In this respect we comfortably met our prediction that adjusted EPS would be above our guidance range of €1.45 to €1.50.
- Each of the three sales regions reported double-digit percentage growth in software revenue on a constant currency basis in 2006. (We allocate revenue according to the location of the customer.) It was the first time since 2000 that growth was so even across the regions. Adjusted software revenue grew 15% in the Americas region, 12% in the Asia Pacific Japan region, and 10% in the EMEA region. Both in Japan and in Germany our adjusted software revenue increased substantially, by 17% and 7% respectively.
- As announced, we launched many new and enhanced products in the course of the year, such as our SAP CRM on-demand solution, Duet Software for Microsoft Office and SAP (Duet), the SAP xApp Analytics composite application, and a new version of SAP ERP that features enterprise services. Demand for SAP ERP is especially high, and by the end of the year more than 4,000 customers were already using it in live operation.
- Our volume business model for the SME segments again proved successful, and in 2006 we consolidated our leading position. The year saw our channel partner and customer numbers grow rapidly: The number of midsize companies using SAP All-in-One solutions grew 23% to approximately 9,500, and the number of channel partners grew 29% to 940. Our SAP Business One small business application channel partners grew 21% in number to 1,300. By the end of the year, channel partners offering SAP Business One were serving 12,800 customers – a 41% year-over-year increase.

- In 2006, we again gained segment share – an additional 2.8 percentage points – among vendors of core enterprise applications. Globally, our share (measuring software revenue) among the core enterprise application vendors reached 24% by the end of 2006. Our share thus remains more than twice the size of that of the competitor with the next largest share. Based on information from industry analysts, we estimate the total revenue of all core enterprise application vendors to be US$16 billion a year.

**Planned Expansion of Products and Services Portfolio**

Until the late 1990s, companies typically deployed multiple hardware and software systems to manage their enterprise processes. In recent years, they have had to adapt their business models and processes to ever shorter innovation cycles and changing conditions. The rate of change that the business environment demands threatens to outstrip the ability of classic IT to respond quickly and efficiently. In response, we began as early as 2003 to adapt our portfolio of products to the new environment, mapping a route to a flexible new enterprise SOA for software.

One key benefit of enterprise SOA is that you can rapidly map complex business processes with reusable application elements called enterprise services. Companies can use them to flexibly compose or alter applications as rapidly as their markets and business process needs change. Our platform for realizing enterprise SOA is SAP NetWeaver. The SAP ERP version we shipped in 2006 harnesses the potential of enterprise SOA. SAP ERP gives our customers both reliable, core ERP software and the means to flexibly add innovative business processes using enterprise services. We have already made more than a thousand enterprise services for the SAP NetWeaver platform available to our customers. Together with these enterprise services and the SAP NetWeaver platform, the latest version of SAP ERP can be used as a business process platform.

Along with a new version of SAP ERP, we rolled out new solutions for information workers in 2006. They include Duet, which we developed jointly with Microsoft, as well as the SAP xApp composite applications for analytics and personal productivity, and the SAP CRM on-demand solution. In 2006, we continued to add to the SAP xApp family of composite applications. These help companies speedily adapt to changing conditions and drive innovation. There were already more than 150 composite applications available by the end of 2006.

We also added to the range of solutions for the SME market: Our partners collaborate with us to provide about 600 different SAP All-in-One solutions, which approximately 9,500 customers in more than 50 countries have deployed. SAP Business One, which is fully committed to serving the needs of small companies operating in a dynamic business environment, was given additional e-commerce and CRM capabilities. SAP Business One has capabilities for many kinds of work involved in successfully managing a business, such as bookkeeping, reporting, sales and marketing, purchasing, and warehousing and inventory. SAP All-in-One solutions are tailor-made to meet the requirements of midsize companies in specific industries. They are quick-to-implement, affordable, preconfigured solutions based on the SAP Business Suite.

In 2006, we added further developer network services for people working on solutions for small businesses and midsize companies in the SAP All-in-One and SAP Business One ecosystems. We linked them closely into the SAP PartnerEdge program, our global multilevel program for value-added resellers (VARs) and ISVs. The new services include a partner confidence rating system, a value points system for partner rewards, and new tools to help integrating, certifying, and testing solutions faster. The aim is to combine our partners' industry and process experience with the functions of our solutions for the SME segment.

In view of the structural changes among some of our competitors in recent years and the resultant uncertainties for their customers, we developed and in 2006 substantially expanded the Safe Passage program. Safe Passage is a comprehensive offering for Oracle customers of all sizes that wish to shift away from Oracle products and the products of J.D. Edwards, PeopleSoft, Retek, and Siebel Systems acquired by Oracle. The Safe Passage program offers companies protection for their investment in those software vendors' products, direct access to our market-leading ERP and other solutions, support from us with arranging finance, immediate access to the SAP NetWeaver platform for application integration, and migration services. A subsidiary of ours, TomorrowNow, and the ecosystem of partners supporting small and midsize companies provide maintenance and software support services for Oracle products and the products of Oracle acquisitions. In September 2006, we extended the Safe Passage program to include customers of Baan, a formerly independent software vendor, in the EMEA region. The Safe Passage program won approximately 485 customers for SAP solutions in only two years. They include Alcaldia del Chacao, Dubai Aluminium Company Limited, La Caixa, Oncology Therapeutics Network, and Philadelphia Media Holdings, LLC., among others.

At the end of January 2006, we announced we would expand our portfolio of support services with the introduction of SAP Premium Support, which can significantly increase the value of SAP solutions. Available on a global basis, the new offering provides an additional option for our customers seeking heightened levels of responsiveness and individual attention, enhanced access to SAP expertise, and new opportunities to drive down IT operating costs. SAP Premium Support is based on customer and market research, revealing customers' increasing recognition of the importance of support and preference for ever closer engagement with us throughout the deployment life cycle. The offering provides a new option in between SAP Standard Support and SAP MaxAttention, a high-end offering tailored to match the specific needs of larger global enterprises.

In July 2006, we announced enhancements to the SAP Solution Manager, our application management solution. New functions help customers gain better governance, control, and traceability of the entire maintenance management process for their SAP software. In addition to improving service processes for existing installations, the enhancement sets the stage for an application management infrastructure designed to support the changing service needs of customers as they migrate to enterprise SOA. It helps customers significantly reduce the cost of implementing, running, and maintaining SAP applications.

#### Partner Ecosystem Continues to Grow

In 2006, we continued to forge development alliances that we believe will help shape our future. Examples include:

- In the spring, we expanded our cooperation with an Indian IT service provider, Tata Consultancy Services. Tata became an SAP global partner for services, the first Asian consulting company to attain this standard. Working closely with Tata, we seek to provide better help to companies of all sizes implementing service-oriented software architectures.
- In May, we announced that we had signed several agreements with Neusoft Group, one of China's leading IT services and training companies. Neusoft is greatly expanding its training offerings for SAP software, which will help us better penetrate the rapidly growing market in China.
- In September, we announced a new marketing cooperation agreement with Cisco Systems, Inc. for the United States and Canada, covering governance, risk, and compliance (GRC) applications. We believe that access to Cisco's service-oriented network architecture (SONA) will help further enhance the effectiveness of our GRC solutions.
- As announced by both companies in October, we are also collaborating with Fujitsu in the field of services. The aim is to help companies adopt a flexible, services-oriented IT infrastructure. Under the agreement, Fujitsu becomes an SAP global services partner – the first Japan-based services company to achieve this standard. Fujitsu is teaming with us to market and deliver our business applications using Fujitsu's high-reliability platform products and consulting services.

#### Acquisitions Enrich Product Portfolio

In 2006, we continued our announced policy of organic growth complemented by selected small acquisitions to enrich our product portfolio. We bought three non-SAP software companies and acquired the chief assets of two others.

- Early in the year, we completed the purchase of Khimetrics, Inc., a privately owned U.S. company. Khimetrics makes customer-demand management solutions that help retailers price and position products to manage demand, improve margin, and accurately predict sales and income. The acquisition of Khimetrics enhanced SAP's product offering for the retail industry by adding the analytics capabilities retailers need to monitor demand, price, and profits. It complements our 2005 acquisition of Triversity, a leading provider of point-of-sales, store inventory management, customer relationship management, and customer services solutions.

- In May, we completed the acquisition of Virsa Systems, Inc., a privately-held company with 250 employees, more than 300 enterprise customers worldwide and 2.5 million users. Virsa is a leading provider of compliance applications that monitor and enforce business controls in real time across enterprise systems and legacy applications. Virsa applications help customers maintain compliance with various national and international regulations, such as the U.S. Sarbanes-Oxley Act, Basel II, or U.S. Food and Drug Administration requirements. The completion of the Virsa acquisition allowed us to enhance SAP solutions for GRC, offering a holistic alternative to the fragmented GRC point solutions available in this rapidly growing market.
- In June, we completed the acquisition of Frictionless Commerce, a privately-held, leading provider of e-sourcing supplier relationship management software. Headquartered in Cambridge, Massachusetts, Frictionless Commerce serves large and midsize enterprises across an array of vertical markets, including banking, insurance, professional services, consumer products, discrete manufacturing, life sciences, telecommunications, and utilities. This acquisition allows us to combine the e-sourcing capabilities of Frictionless with our own robust applications. Frictionless supplier relationship management (SRM) software enables large and midsize enterprises to effectively perform spend analysis, supplier profiling and performance management, sourcing, and contract management.
- Also in June, we acquired the assets of Praxis Software Solutions, a longstanding channel partner specializing in SAP Business One, headquartered in Minneapolis, Minnesota. Praxis Software provides Web-based e-commerce and CRM applications to small businesses and midsize companies. The software and the Praxis employees were incorporated into our SAP Business One operations area. Praxis had more than 100 customers using its software and has been SAP Business One Partner of the Year and our Pinnacle award winner two years in a row. The SAP Pinnacle awards recognize the efforts of partners that offer their customers top quality products – solutions or services – strengthening the partnership and advancing the business they share with SAP.
- In December, we acquired the assets of Factory Logic, a supplier of software for lean scheduling and supply synchronization. The acquisition of Factory Logic, based in Austin, Texas, further strengthened our hand in integrated manufacturing operations.

**Fund To Stimulate Next Generation Applications**

In May 2006, we announced the launch of a US$125 million global fund to stimulate our ISV ecosystem to develop next-generation composite applications on the SAP NetWeaver platform. There are more than 1,000 ISVs actively developing on the SAP NetWeaver platform, and they have already developed more than 1,500 solutions powered by SAP NetWeaver. The SAP NetWeaver Fund focuses on strategic minority investments in select companies committed to becoming part of the SAP ecosystem and building innovative solutions for or based on enterprise SOA.

The market has already indicated strong endorsement of the SAP ecosystem strategy and of SAP NetWeaver as the market-leading platform for innovation. The rapid progress of ISV innovation building on the SAP NetWeaver platform inspired us to leverage our financial resources to further stimulate such innovation. This provides a new opportunity for us to focus our investments on taking a funding leadership position with up-and-coming companies that have committed to building their products on the SAP NetWeaver platform.

The first strategic minority investments from the SAP NetWeaver Fund were:

- Questra Corporation, a maker of intelligent device management software
- ArisGlobal Holdings LLC, a provider of software solutions for pharmacovigilance and safety, registration information management, clinical trials management and medical communications for the pharmaceutical, biotechnology, medical device, and clinical research markets
- Visiprise, a maker of solutions for integrated manufacturing operations

We will also continue to use our venture arm, SAP Ventures, to invest in companies with emerging technology that combines large market potential with high growth opportunity. We intend these minority investments to create positive financial returns for us and to seed innovations that support SAP, our customers, and the IT market.

**More Corporate Action to Reward Shareholders**
In 2006, our strong financial position again gave us room for corporate action in the interests of shareholders.

- We implemented an increase in capital from corporate resources in December, pursuant to a resolution of the May 9, 2006 Annual General Meeting of Shareholders. For each share already held, SAP AG shareholders received three additional (or "bonus") shares. We issued some 950 million of these bonus shares. The new shares qualify for dividend with effect from the beginning of 2006. The number of issued no-par common shares of SAP AG on December 31, 2006 was 1,267,537,248.

  The measure alters the structure of the shareholders' equity in SAP AG. See Note 23 in the *Notes to Consolidated Financial Statements* section for more details. The action has the effect of reducing the attributable value of each share of SAP to make the stock more attractive, particularly for a wider retail investor community.
- In the course of 2006, we bought back about 28.05 million SAP AG shares (equivalent to about 7.01 million before the increase in capital) at an average price of about €41 per share (corresponding to an average price of about €164 per share before the increase in capital). We held 49.25 million SAP AG shares in treasury on December 31, 2006 (equivalent to about 12.31 million before the increase in capital).

**Expansion of Regional Presence**
We continued to improve our organizational structure in 2006, focusing not only on sales but also on research and development (R&D).

To help us better meet customer demand in local markets, we founded a new SAP subsidiary in Serbia and established representative sales offices in Pakistan and Vietnam. We united our North America and Latin America sales regions to form one consolidated SAP Americas region. This improves utilization of our resources by exploiting synergies, and supports the region along its strong growth trajectory.

In March 2006, we expanded our R&D operations in Shanghai to a considerable degree and moved our R&D center, SAP Labs China, to larger premises. Today's headcount of 400 software developers working in Shanghai will significantly increase over the coming two years. Development efforts pursued by SAP Labs China focus on software products for small businesses and midsize companies. Our Shanghai location forms part of the worldwide SAP development network, which has facilities in Bulgaria, Canada, China, France, Germany, Hungary, India, Israel, Japan, and the United States.

In addition to conducting our own R&D, we work with a wide range of universities and research institutes. Within the scope of these efforts, we opened a new R&D center in early 2006, the Engineering Center Darmstadt, on the campus of the Darmstadt University of Technology. We have thus established yet another university-based research center in Germany, along with those in operation on campuses in the cities of Dresden and Karlsruhe. The aim of this new center is to secure and enhance our pioneering position with more application-oriented research.

In May, the formal opening of our new Global Service Center in São Leopoldo further strengthened the SAP presence and raised our profile in Brazil. This new business location is part of a worldwide network of Global Service Centers, of which the largest are located in China, Hungary, India, Japan, and Germany. The Global Service Center in São Leopoldo, the first SAP location of this type in Latin America, will make a crucial contribution towards developing specialized SAP products for customers in this region.

In May, we also announced the establishment of a new business unit dedicated to GRC management. The objective is end-to-end solutions for compliance with statutory directives and successful risk management deploying our existing compliance portfolio and acquired Virsa products. In contrast to conventional products, which provide only partial coverage, we are pursing a holistic approach to firmly embed the legally required governance controls and tools in a company's IT. These solutions support compliance with regulations, such as the U.S. Sarbanes-Oxley Act, applying to listed companies, sector-specific requirements such as emissions guidelines for the energy industry, and the Basel II regulations for the banking sector. With the SAP Global Trade Service application, they also support adherence to cross-industry rules such as international trade regulations.

India will become the strategic base for our operations in the Asia Pacific Japan region, and in August we opened a new office in Gurgaon. In addition, we have opened new centers of excellence in India to serve the particular requirements of our customers there. Our plans call for significant investment over the next five years to further expand our business operations in India.

In November, we created a new line of business, with separate leadership, for global SME, which takes on responsibilities for sales, marketing, and operations worldwide. The new business area cooperates with the global and regional marketing and sales teams of our SME customer organization, with the aim of better serving the specific requirements of this segment.

We have set up regional Solution Centers at our Barcelona, London, Newtown Square, Prague, Singapore, and Walldorf locations to enable us to more rapidly expand the range of industry solutions we offer for the midmarket. The aim is to attract expertise – ours, and that of our partners – toward strategically positioned units that develop and choose industry solutions.

### Significant Customer Contracts; Customer Base Grows to 38,000

We grew our customer base by more than 6,000 to more than 38,000 in 2006. The year was characterized by our customers' rapid migration from SAP R/3 to our flagship application, SAP ERP. Customer adoption provides continuing evidence of our global market leadership as the premier provider of ERP applications. We succeeded in generating ever more revenue growth from sales to the midmarket. Currently, we have more than 22,000 customers in that segment.

In 2006, we sealed contracts with a number of large customers and key midsize companies, including these among others:

- The government of France started bringing its administration systems and applications up to the latest standards by deploying SAP for Public Sector solutions on the SAP NetWeaver platform. By 2009, all ministries and a total of 25,000 officials are scheduled to be online with the new software.
- The U.S. state of North Carolina selected mySAP ERP to modernize and greatly streamline its human resources and payroll operations.
- The Pennsylvania Turnpike Commission, operator of an 850 kilometer (532 mile) toll highway system, chose Duet, which combines the power of SAP and Microsoft Office software. Duet, the first product jointly developed by SAP and Microsoft, enhances productivity by enabling employees to use SAP business data in the Microsoft Office environment.
- ABN AMRO, one of the Netherlands' most prominent international banks, expanded its relationship with SAP. ABN AMRO decided to deploy SAP's banking industry software to optimize the management of its client account information across its global cash management operations. It will use deposit management and financial information management functions from the SAP for Banking solution portfolio.
- Belarusbank, the biggest bank in Belarus, chose the SAP for Banking solution portfolio to centralize and optimize its business processes as part of its drive for growth.
- Wumart Group, one of the largest and fastest-growing private supermarket chains in China, selected SAP ERP and SAP for Retail to upgrade its information systems and drive profits. With the selection of SAP, Wumart became the first Chinese supermarket chain to implement an ERP and retail package from a top global enterprise software provider. As a retail giant, Wumart extends SAP's portfolio of Chinese customers, which already includes leading manufacturers, financial service providers, and petrochemical companies.
- Apparel specialist Chico's FAS, which operates 907 stores in 47 states in the United States, selected SAP for Retail to support its growth strategy. With integrated applications for merchandising, finance, procurement, supply chain management, and product life-cycle management, SAP's retail solution portfolio will help Chico's gain a unified real-time view across all of its key numbers.

- Italian carmaker Fiat Auto is deploying the SAP for Automotive solution portfolio including SAP ERP to support the strategic transformation of its operational business. It is integrating disparate legacy systems with the SAP NetWeaver platform and cutting out redundant data entry processes from its data exchanges with more than 20,000 suppliers to create a worldwide standard set of end-to-end business processes.
- Rajiv Plastics, India, selected SAP Business One to replace the outgrown solution of its sales offices in Mumbai and Silvasa and to streamline an IT environment marked by isolated applications that delayed the flow of information and prevented fast and efficient decision making. The solution is being delivered by HP, one of SAP's partners in India for SAP Business One.
- Beall's, a large Florida-based retailer operating more than 600 stores in the United States, decided to implement SAP for Retail solutions to support its growth strategy. The end-to-end retail solution portfolio from SAP will help Beall's standardize its business operations on one unified, scalable platform.
- In January, Kenneth Cole Productions, a midsize designer of apparel, shoes, and accessories that operates globally, chose SAP for Retail solutions. The SAP software will give the company a coordinated view of its diverse production and merchandising operations, support its sales channels (including Internet sales), optimize inventory management, and help improve the service the company offers its customers.
- The largest hospital in the German state of Thuringia, Jena University Hospital, which treats around 45,000 in-patients a year and has a capacity of 1,375 beds, opted for a radio frequency identification (RFID) solution from SAP and Intel Solution Services to optimize patient medication distribution. The hospital uses RFID to track and document medication transportation from the hospital's dispensary to individual patients.
- In the summer, U.S. personal computer manufacturer Lenovo, ranked third globally, selected the SAP for High Tech solution portfolio to transform its core business processes. It is focusing on integrating its global supply chain, customer relationship management, and optimized existing ERP processes on the SAP NetWeaver platform.
- The Unilever global enterprise agreement was another success. Unilever was the first company in the consumer goods industry to sign a global enterprise agreement with us. Moving forward, SAP software is set to become the strategic platform at the heart of Unilever's IT architecture. The agreement puts SAP in a key IT partner role in the future of Unilever's business model.
- SAP has extended the scope of its 2005 global framework agreement with Vodafone, the world's leading international mobile telecommunications company, to provide business applications and services based on the SAP NetWeaver platform and SAP ERP to Vodafone operating companies worldwide. SAP solutions will help Vodafone and its operating companies to achieve its strategic goals of reducing costs and improving business performance.

**Finance Plan for SAP Solutions Finds Favor**

Implementing business software solutions can represent a major investment. Since October 2005, we have been cooperating with Siemens Financial Services GmbH (SFS) to offer the SAP Financing service to help companies invest in SAP solutions.

The potential of this financing service became apparent in its first year, with customers in 44 countries. Our partners also offer our finance plan to their customers. We target the financing service chiefly at the midmarket, and 60% of the customers that signed up were in that segment.

# INCOME

## REVENUE

### Double-Digit Software and Maintenance Revenue Growth

In the guidance for investors we published at the beginning of 2006, we announced the ambitious target of increasing software and maintenance revenue between 13% and 15% compared to the previous year. This growth rate was based on our prediction of software revenue growth in the range 15% to 17% compared to the previous year, and on an assumed U.S. dollar to euro exchange rate of US$1.23 per €1. Later in the year, we added that it appeared less likely that software revenue growth or software and maintenance revenue growth would reach the upper end of the original guidance ranges. We did not achieve those guidance targets: Software and maintenance revenue rose 11% (12% on a constant currency basis) to €6,605 million (2005: €5,958 million; 2004: €5,184 million), while software revenue increased 10% (12% on a constant currency basis) to €3,072 million (2005: €2,783 million; 2004: €2,361 million). However, both software revenue growth and software and maintenance revenue growth were in double-digits for the third successive year.

**Software and Maintenance Revenue**
in € millions | change since previous year

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| in € millions | 4,714 | 4,716 | 5,184 | 5,958 | 6,605 |
| change | 0% | 0% | +10% | +15% | +11% |

We define our segment share as SAP's share of the total software revenues of organizations offering core enterprise applications. Based on information from industry analysts, we estimate that total to be US$16 billion in 2006. In 2006, we increased our share of the global segment 2.8 percentage points to 24%. In the U.S. market our segment share, similarly defined, was 13% at the end of 2006 (2005: 11%). In this improvement in our market position and healthy, double-digit growth we see vindication of our approach, which is to earn the confidence of customers with our clear, innovative product strategy, in-depth understanding of the industries our customers operate in, and a superior product offering – and on that confidence to build long-term business relationships.

Our customer base continued to grow, and in 2006, based on the number of contracts among orders received, 31% of our software revenue was attributable to contracts with new customers (2005: 33%; 2004: 32%). The number of new software license contracts valued at €10,000 or more increased 17% to 10,288 (2005: 8,820 contracts; 2004: 7,216 contracts). The total number of orders we received grew 14%, so the trend toward more but smaller contracts continued.

**Software Revenue**
in € millions | change since previous year

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| in € millions | 2,291 | 2,147 | 2,361 | 2,783 | 3,072 |
| change | -11% | -6% | +10% | +18% | +10% |

### Maintenance Revenue Grows 11%, Service Revenue Rises 10%

Maintenance revenue rose 11% to €3,533 million (2005: €3,175 million; 2004: €2,823 million). That corresponds to a 12% increase on a constant currency basis. We concluded our first global enterprise agreements. Drafted as subscription contracts, global enterprise agreements include both the license grant and the maintenance provisions. We concluded such agreements to a total value of about €400 million, which will be recognized as revenue over a period of years. The portion of our total revenue that was from software and maintenance was within our planned range for 2006 at 70%.

We again focused more on the profitability of our consulting business than on its growth. By improving resource utilization, we nonetheless again achieved a 9% increase in consulting revenue (10% on a constant currency basis) despite continued pressure on prices. As in 2005, our training business benefited from alignment with the consulting business, which helped drive growth through joint customer engagement. Revenue from training increased 12% (12% on a constant currency basis) – the second double-digit year-over-year increase in succession. Service revenue –

the sum of consulting and training revenue – increased 10% (10% on a constant currency basis) to €2,723 million (2005: €2,482 million; 2004: €2,273 million).

**Revenue Breakdown by Type of Activity**
in € millions | percent | change since previous year | constant-currency change since previous year


Training 383
4% | +12% | +12%
Consulting 2,340
25% | +9% | +10%
Other 74
1% | +1% | +3%
Software 3,072
33% | +10% | +12%
Maintenance 3,533
37% | +11% | +12%

**Total Revenue Growth in Double Digits**
Because we achieved double-digit growth in most fields of activity, our total revenue increased 10% (11% on a constant currency basis) to €9,402 million (2005: €8,513 million; 2004: €7,514 million). Thus, 2006 was the second year in succession in which we achieved a double-digit rise in total revenue.

**Total Revenue**
in € millions | change since previous year

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| in € millions | 7,413 | 7,025 | 7,514 | 8,513 | 9,402 |
| change | +1% | -5% | +7% | +13% | +10% |

8,000
6,000
4,000
2,000
0

**Revenue Grows in All Regions**
In the business outlook we issued for investors at the beginning of 2006, we forecast that the Americas and the Asia Pacific Japan regions would lead the drive for revenue growth in the SAP Group. Neither region disappointed. In the Americas, software revenue climbed 12% (15% on a constant currency basis) to €1,150 million (2005: €1,027 million; 2004: €780 million). Total revenue for the region rose 13% (14% on a constant currency basis) in 2006 to €3,393 million (2005: €3,000 million; 2004: €2,424 million). Our U.S. business contributed the lion's share of this growth. In the United States, software revenue grew 9% (13% on a constant currency basis) to €892 million (2005: €820 million; 2004: €625 million), and total revenue rose 12% (14% on a constant currency basis) to €2,617 million (2005: €2,343 million; 2004: €1,894 million). Latin America also reported software revenue increases in double digits. Brazil's 50% increase was particularly noteworthy.

In 2006, Asia Pacific Japan region software revenue increased 7% (12% on a constant currency basis) to €388 million (2005: €363 million; 2004: €289 million). The region's total revenue rose 11% (15% on a constant currency basis) from €1,000 million in 2005 to €1,107 million in 2006 (2004: €867 million). The results from the emerging markets of China and India were especially welcome: They both reported software and total sales growth well above the SAP average. The turnaround that was already under way in Japan the previous year continued, leading to an 7% increase in software revenue (17% on a constant currency basis) to €131 million (2005: €122 million; 2004: €115 million). Total revenue rose 6% (14% on a constant currency basis) to €431 million in Japan (2005: €406 million; 2004: €387 million).

**Revenue Breakdown by Sales Destination**
in € millions | percent | change since previous year


Rest of
Asia Pacific Japan 676
7% | +14%
Japan 431
5% | +6%
Germany 1,908
20% | +5%
USA 2,617
28% | +12%
Rest of
Americas 776
8% | +18%
Rest of EMEA 2,994
32% | +11%

Despite our established position, we also recorded sound sales growth in the EMEA region market. At 10%, software revenue growth was steeper than it had been in the previous year. Measured on a constant currency basis, the rise was also 10%. At more than 50%, software revenue growth was particularly marked in Russia. Our software revenue in the EMEA region was €1,534 million (2005: €1,393 million; 2004: €1,292 million). Our total EMEA region revenue rose 9% (9% on a constant currency basis) from €4,513 million in 2005 to €4,902 million in 2006 (2004: €4,223 million). In Germany, our software revenue growth was better than we had expected: 7% to €565 million (2005: €527 million; 2004: €525 million). Our total revenue in Germany grew 5% to €1,908 million (2005: €1,810 million; 2004: €1,780 million).

## OPERATING INCOME AND MARGIN

### Adjusted Operating Margin Improved

In the business outlook information we published in early 2006, our profitability target was an increase in adjusted operating margin (that is, the ratio of adjusted operating income to revenue) in the range 0.5 to 1.0 percentage points compared to 2005. Later in the year we added that it seemed less likely we would reach the upper end of that original guidance range. We hit this target: Our adjusted operating margin improved from 28.3% to 28.8% (2004: 27.8%). Our U.S. GAAP operating margin (in which expenses for stock-based compensation and acquisition-related charges are not excluded) declined 0.1 percentage points from 27.4% in 2005 to 27.3% in 2006 (2004: 26.9%). One factor in this change was the introduction of new U.S. GAAP rules under which our expense for stock-based compensation more than doubled from €45 million in 2005 to €99 million in 2006 (2004: €38 million).

**Adjusted Operating Margin**
in % | change since previous year in percentage points



22.8
+2.7
26.8
+4.1
27.8
+1.0
28.3
+0.5
28.8
+0.5
24
18
12
6
0
2002
2003
2004
2005
2006


Accompanying the double-digit increase in revenue from software and maintenance was an 11% rise to €1,100 million (2005: €993 million; 2004: €916 million) in the software and maintenance cost to pay for additional third-party licenses and further reinforcement of our support resources. The adjusted software and maintenance cost increased 11% to €1,066 million (2005: €964 million; 2004: €893 million). The margin on software and maintenance was 83.3%, as in the previous year (2004: 82.3%).

Cost of service increased 8% to €2,078 million (2005: €1,925 million; 2004: €1,783 million). The adjusted figure was €2,061 million, also an 8% increase (2005: € 1,912 million; 2004: €1,759 million). The additional expense for services was a result of hiring new staff and the use of temporary external resources. Improved consulting resource utilization and increased training revenue resulted in an improved service margin for the second year in succession (2006: 23.7%; 2005: 22.4%; 2004: 21.5%).

**Adjusted Operating Expenses Breakdown**
in € millions | percent | change since previous year



General and administration 443
7% | +4%
Cost of software and maintenance 1,066
16% | +11%
Sales and marketing 1,894
28% | +9%
Cost of service 2,061
31% | +8%
Research and development 1,287
19% | +20%
Other -56
-1% | +833%


Operating expenses increased to €6,837 million in 2006 from €6,182 million the previous year (2004: €5,496 million). The 11% year-over-year increase was due primarily to rising human resource costs as a consequence of increasing our headcount by 3,482 full-time equivalents (FTEs); other contributory factors included buying in more third-party services and an increase in travel expenses associated with expanded business activities. There were also extraordinary effects: Multiple patent suits caused additional expense; a reduction in the allowances for doubtful accounts related to receivables had an opposing effect.

R&D expense rose 23% to €1,335 million (2005: €1,089 million; 2004: €908 million). The chief contributory factors were that we employed more developers to expand our development capacity and deployed more third-party services. Adjusted R&D expense rose 20% to €1,287 million (2005: €1,071 million; 2004: €900 million).

A 10% rise in sales and marketing expense to €1,915 million (2005: €1,746 million; 2004: €1,524 million) was in line with the increase in revenue, despite the fact that extra expense was incurred for investment in volume business and for sales force expansion. The adjusted sales and marketing expense increased 9% to €1,894 million (2005: €1,736 million; 2004: €1,515 million).

General and administration expenses rose less steeply: 7% to €465 million (2005: €435 million; 2004: €366 million). The rise included an increase in performance-related compensation and our additional spending on shared service centers, which are expected to save more costs in the future. Nonetheless, general and administration expenses represented 5% of total revenue, as they did in the previous year. Adjusted general and administration expenses increased 4% to €443 million (2005: €426 million; 2004: €363 million).

#### Operating Income Climbs 10%

In parallel with our total revenue, operating income grew 10% to €2,565 million (2005: €2,331 million; 2004: €2,018 million). Adjusted operating income climbed 12% to €2,707 million (2005: €2,410 million; 2004: €2,086 million).

**Adjusted Operating Income**
**in € millions** | change since previous year

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| in € millions | 1,688 | 1,880 | 2,086 | 2,410 | 2,707 |
| change since previous year | +15% | +11% | +11% | +16% | +12% |

## FINANCIAL INCOME

#### Financial Income Rises

Higher rates of interest in 2006 led to a 33% rise in our net interest income to €120 million (2005: €90 million; 2004: €56 million). Also, we reviewed our presentation of stock appreciation right (STAR) plan hedging in the light of new rules for the treatment of stock-based compensation. Whereas in 2005 the effect of hedging STARs led to unrealized losses of €66 million in that connection (and losses of €15 million in 2004), for 2006 we are reporting unrealized gains of €7 million from STAR plan hedging. These were the chief factors leading to a steep rise in financial income. Although in 2006 our investments again generated a lower before-tax but a higher after-tax yield, the increased net interest income and the STAR hedge effect combined to boost our financial income from €11 million in 2005 to €122 million (2004: €41 million).

## PRETAX INCOME; INCOME TAXES; NET INCOME

#### Double-Digit Increases in Pretax and Net Income

The increase in income before income taxes was 16% – which was greater than the increase in operating income. This was a result of the increase in financial income. More tax-free or low-tax investment in equities and financial assets, lower rates of trade tax, and nonrecurring effects from the conclusion of tax audits in several countries and agreements we reached with tax authorities on various matters helped us reduce our effective tax rate to 30% (2005: 35.3%; 2004: 36.5%). Net income increased 25% to €1,871 million (2005: €1,496 million; 2004: €1,311 million). On that basis and counting the bonus shares issued in 2006, earnings per share, a key measure for investors, increased to €1.53 (2005: €1.21; 2004: €1.05).

**Adjusted Earnings per Share**
**in € millions** | change since previous year


0.77
+66%
0.96
+25%
1.09
+14%
1.25
+15%
1.61
+29%
1.6
1.2
0.8
0.4
0
2002
2003
2004
2005
2006

Our adjusted net income in 2006 was €1,970 million – representing a year-over-year increase of 27% (2005: €1,552 million; 2004: €1,358 million). Adjusted EPS increased from €1.25 to €1.61 (2004: €1.09). Our original EPS guidance for investors was €1.45 to €1.50. Later, in an updated business outlook, we said we expected adjusted EPS to be slightly above the previously communicated range.

## DIVIDEND

### Dividend Increase Recommended Again

We intend to continue our dividend policy of recent years and believe our shareholders should benefit appropriately from our success in achieving our increased income targets for 2006. The Executive Board and Supervisory Board will recommend to the Annual General Meeting of Shareholders that a dividend be paid of €0.46 per share, which after allowing for the bonus shares issued would be a 27% increase over the previous year's dividend of €0.36 (2004: €0.28). The dividend payout ratio (which here means total distributed dividend as a percentage of net income) would be unchanged since 2005 at 30% (2004: 26%).

### Dividend per Share

in € | change since previous year

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| Dividend per share | 0.15 | 0.20 | 0.28 | 0.36 | 0.46 |
| Change | +3% | +33% | +38% | +32% | +27% |

If the shareholders approve this recommendation and treasury stock remains at the 2006 closing level, the provisional total amount distributed in dividends would be €560 million. The actual amount distributed is expected to be different from the provisional total because the number of repurchased shares held in treasury will probably change before the Annual General Meeting of Shareholders. Transactions related to stock-based compensation could also change the amount of common stock. Aside from the distributed dividend, in 2006 we also returned €447 million to the shareholders by repurchasing SAP shares for treasury.

## FINANCES

## CASH FLOW AND LIQUIDITY

### Operating Cash Flow Grows 15%

Our sound income position in 2006 had a positive impact on cash flow. After a decline in 2005, operating cash flow increased 15% to €1,847 million in 2006 (2005: €1,608 million; 2004: €1,845 million) because of greater net inflows associated with net income.

In 2006, net cash used in investing activities was €134 million, once again significantly less than the 2005 amount, which was €583 million (2004: €748 million). Outflows increased for acquisitions and – reflecting continuing building activity at our headquarters and in the United States and India – for property, plant, and equipment. Nonetheless, there was a net inflow from short-term, equity, and other investments, arising out of their partial liquidation and reallocation between such investments and cash and cash equivalents. Our financing activities accounted for €1,375 million net cash outflow in 2006. That is 148% more than the previous year's figure of €555 million (2004: €388 million). The increase was caused by a rise of 31% in the amount of dividend distributed (2006: €447.2 million; 2005: €340.4 million; 2004: €248.7 million) and a rise of 153% in the outflow for treasury stock purchases (2006: €1,149 million; 2005: €454 million; 2004: €175 million).

### Group Liquidity Declines 13%

Cash and cash equivalents stood at €2,399 million at the end of the year, an increase of 16% (2005: €2,064 million; 2004: €1.506 million). Our Group liquidity, comprising cash and cash equivalents as well as short-term investments, totaled €3,330 million (2005: €3,846 million).

To increase financial flexibility, in November 2004 we obtained a €1 billion syndicated credit facility through an international group of banks. We already had other lines of credit in place; the new line was arranged to provide additional Group liquidity options. We did not draw on the facility during the year and have no current plans to do so.

At the end of 2006, the other, bilateral lines of credit available to SAP AG totaled approximately €599 million (2005: €553 million; 2004: €622 million). We did not draw on these facilities during 2006, 2005, or 2004. Several subsidiaries in the SAP Group had credit lines in their local currency. These totaled some €109 million (2005: €218 million; 2004: €204 million), for most of which SAP AG was guarantor. At the end of the year, the subsidiaries had drawn €26 million under these facilities (2005: €24 million; 2004: €28 million).

We do not currently have a credit rating with any of the rating agencies. Our debt ratio is low, at 35% (2005: 36%; 2004: 39%), and we do not believe any change in credit conditions that might be obtained with a rating would have a substantial effect on our financial situation. Our liabilities comprise 7% pension liabilities (2005: 6%; 2004: 5%), 49% other reserves and accruals (2005: 56%; 2004: 59%), and 30% other liabilities (2005: 26%; 2004: 25%).

## FINANCIAL MANAGEMENT

### Objectives and Policy

We use global financial management to control liquid assets, interest, and currencies centrally.

Its chief function is to secure a minimum level of liquidity for the SAP Group. SAP companies have their liquidity managed by the Group so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets and marketable securities provide a strategic reserve, helping to keep SAP flexible, sound, and independent. The €1 billion syndicated credit facility and other, bilateral lines of credit are available for additional liquidity if required.

Our global interest management policy is guided by liquidity and risk considerations, and investment strategy is conservative. Most of the liquidity reserve is available at short notice. Our net interest income is thus affected by both long-term and short-term interest rate fluctuations on the financial markets.

Currency management is also centralized. We determine exposures daily, based on balance-sheet items and cash flows expected in different currencies, and hedge them with the appropriate derivatives if necessary. We do not speculate in derivatives.

### Financial Instruments Minimize Risks

Every month, the SAP sales companies in each country pay to SAP AG, the parent company and licensor, a license fee reflecting their software and maintenance revenues. The sales companies generally pay in local currencies, and, to hedge the foreign exchange risks, we sell currencies under forward contracts that generally run for up to 12 months. Without exception, all of our forward currency transactions relate to actual underlying business that we are conducting.

Along with fixed salary, employee compensation may include components that vary with stock performance. The STAR plan is such an element, passing on to our employees the value of stock appreciation we achieve over a defined term. We use derivative instruments from independent banks to manage the associated share-price risk. Each of these contracts is subject to our internal directives concerning the creditworthiness of each bank concerned. For details about the use of hedging contracts, see the *Notes to Consolidated Financial Statements* section.

The rules for the use of derivative instruments and other rules and processes concerning the management of financial risks are collected in our treasury guideline document that applies globally to all companies in the SAP Group.

### Low Debt Ratio

We reduced our debt ratio (total debt as a portion of total assets) from 36% in 2005 to 35% in 2006 (2004: 39%). That we are predominantly equity-financed is apparent from the fact that bank loans and overdrafts represented only 0.28% of total assets (2005: 0.27%; 2004: 0.37%). The cost of equity was almost unchanged since 2005.

The average rate of interest on December 31, 2006 for our various fixed-interest bank loans was 8.08% (2005: 7.22%; 2004: 6.14%). Most of our fixed-interest bank loans were short-term loans taken by subsidiaries in different currencies at different interest rates.

## ASSETS

### GROWTH OF ASSETS; ANALYSIS OF BALANCE SHEET

For fiscal year 2006, we adopted the classified balance sheet format. Items are classified as current or non-current, depending on when they are expected to be paid or realized. There are more details about our changeover to this format in Note 1 in the *Notes to Consolidated Financial Statements* section.

In 2006, our total assets rose 5% from €9,040 million to €9,503 million (2004: €7,585 million). Current assets declined slightly in 2006, chiefly as a result of a decrease in liquid assets. Our non-current assets increased as we acquired intellectual property from third parties. Total non-current assets grew 26% to €3,179 million (2005: €2,520 million; 2004: €2,735 million).

**Investments**
**in € millions** | change since previous year

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| in € millions | 309 | 275 | 338 | 498 | 908 |
| change since previous year | -61% | -11% | +23% | +47% | +82% |

Our rolling 12-month average collection period, which is measured in days' sales outstanding (DSO), was unchanged at 68 days in 2006 (2004: 71 days).

**Consolidated Balance Sheet Breakdown**
**in percent**


Assets
Liabilities
Current
Non-current
Shareholders' equity
72
28
67
33
30
6
64
29
6
65
2005
2006
2005
2006

Strong net income growth reinforced shareholders' equity, adding €354 million. The equity ratio (that is, the ratio of shareholders' equity to total assets) increased one percentage point from 64% in 2005 to 65% in 2006 (2004: 61%).

**Ratio of Equity to Total Assets**
**in percent** | change since previous year


51
+1
59
+8
61
+2
64
+3
65
+1
60
45
30
15
0
2002
2003
2004
2005
2006

## COMPETITIVE INTANGIBLES

### Market Value of Equity Significantly Higher than Book Value

The assets that truly underpin our success today and in the future do not appear on the balance sheet. This can be seen by comparing SAP AG's market capitalization, which was €51.0 billion at the end of the year (2005: €48.5 billion), with shareholders' equity, which was €6.1 billion (2005: €5.8 billion). The difference is chiefly due to certain intangible assets that the applicable accounting standards do not allow to be recorded (at all or at fair value) on the balance sheet. They include customer capital (our customer base and customer relations), the employees and their knowledge and skills, our ecosystem of partners, software we developed ourselves, our ability to innovate, the brands we have built up – in particular the SAP brand itself – and our organization.

We intensified our marketing activities in order to convince current and potential customers as well as the general public of the special benefits of our solution portfolio while also increasing the value of the SAP brand. This work was rewarded with increased awareness. In the Interbrand and *BusinessWeek 100 Top Global Brands* scoreboard, SAP ranked 34 in 2006 (2005: 36). Assessed by Interbrand at US$10 billion (2005: US$9 billion), of all software brands ours grew most in value. In the German standings, the SAP brand ranked third behind Mercedes-Benz and BMW.

Our acceptance into the ranks of *America's Most Admired Companies* by *Fortune* magazine confirmed the success of our brand: We moved straight to third place in the *Computer Software* category. This underscores our worldwide recognition as a well-run business.

A ranking published in *BusinessWeek* magazine in 2006 acknowledged our wealth of innovation capital: For the first time, *BusinessWeek* listed SAP among the world's 100 most innovative companies. We were ranked 90th overall and seventh among the technology and IT companies.

### Customer, Human, and Organizational Capital Grows

Customer capital also developed positively. We gained numerous new customers in various market segments and strengthened our existing customer relationships. With the help of external service providers, we regularly measure the satisfaction and loyalty of our customers. The results of these surveys once again show improved customer satisfaction and customer loyalty.

Employee-related and R&D activities increased the value of our employee base and our own software. (See the *Employees* and *Research and Development* sections.) We also increased the value of our partner ecosystem by continuing to develop sales and development partnerships. (See the *Partner Ecosystem Continues to Grow* section.)

In 2006, we improved our organization (see the *Expansion of Regional Presence* section) and continued with our transformation to a "best-run company," which we embarked on in 2005.

We count internal communications among our strengths: We have involved all of our employees at all levels in our strategy and vigorously pursued the development of our corporate culture and core values.

## END-OF-YEAR FINANCIAL SITUATION

### Another Clean Bill of Health

At the end of 2006, SAP was in good health, not least because of our sustained business success. We can point to our broad, innovative range of solutions, highly qualified and highly motivated workforce, strong market position, efficient processes, and sound profitability and liquidity.

## EMPLOYEES

## HEADCOUNT INCREASE

### Headcount Grows with Business Success

Reflecting our success in business, we hired many highly qualified professionals over the course of 2006, thus creating a foundation for future success and continued growth. Plans for 2006 called for some 3,500 new jobs to be created, and in fact we filled 3,482 new positions during the year. At the end of 2006, we had 39,355 employees worldwide (2005: 35,873; 2004: 32,205), of whom 14,214 were located in Germany (2005: 13,916; 2004: 13,525). All headcount figures are measured in full-time equivalents.

**Employees at Year End**
change since previous year

full-time equivalents

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| Employees | 28,797 | 29,610 | 32,205 | 35,873 | 39,355 |
| Change | +1% | +3% | +9% | +11% | +10% |

32,000
24,000
16,000
8,000
0

The average age of our employees was approximately 37; the average length of service was around 5.3 years. About 30% of our employees were women.

We have altered the way we present our employee figures for internal and external reporting purposes to better reflect the way in which expenses are shown in our statements of income and to improve the transparency of our reports. The change does not affect the total number of employees reported, but it does alter their distribution among the various areas. Our internal and external reporting until December 31, 2005 grouped employees by business area or function. The new breakdown, described below, has applied since January 1, 2006. Figures for previous years are stated in terms of the new breakdown.

Product headcount, in which we include support and customer-specific development, grew 20% to 5,368 reflecting increased activity (2005: 4,460; 2004: 3,647). R&D headcount grew 16% to 11,801 (2005: 10,215; 2004: 8,744). Service counted 11,518 employees at the end of 2006 – an increase of 1% (2005: 11,430; 2004: 11,114). Sales and marketing had 7,082 employees (2005: 6,426; 2004: 5,721). This was a rise of 10%. Finance and administration headcount increased 9% to 2,472 full-time-equivalent positions (2005: 2,261; 2004: 1,937). Our infrastructure employees, who provide IT and facility management services, numbered 1,114, a rise of 3% (2005: 1,081; 2004: 1,042).

**Employees by Area**
**in full-time equivalents | percent | change since previous**


Sales and marketing 7,082
18% | +10%
Research and development 11,801
30% | +16%
Service and support 16,886
43% | +6%
General and administration 3,586
9% | +7%

The region in which we employ most people (57%) is the EMEA region, while 23% of our employees are in the Americas region, and 20% work in the Asia Pacific Japan region. The percentage increases were 16% in the Americas region, 3% in the EMEA region, and 26% in the Asia Pacific Japan region. Acquisitions accounted for 402 of our 1,272 new positions in the Americas region in 2006. We filled 631 new positions in the EMEA region. Of the 1,579 new positions in the Asia Pacific Japan region, most were in India (1,133) and China (374).

We employ people of more than 100 different nationalities and embrace diversity, for example in respect of cultural and ethnic origin, race, gender, nationality, and age as a valuable resource. Our Global Diversity Office is charged with ensuring that our approach remains positive and that every employee's contribution to the success of our business is properly recognized. In 2006, we trained more than 2,600 managers of multinational teams in intercultural skills. We also held several single-sex workshops at which women and men explored and learned to value gender differences. Approximately 90% of the men and women who took part commented favorably on the events afterwards.

### Global Employee Sounding Board; Works Councils in Germany

In April 2006, we set up a global employee sounding board, which is a panel of nonmanagerial employees nominated to represent all regions and provide feedback to the SAP AG Executive Board on ideas and issues of interest across the entire Group. Generally, panel members are delegates on local employee representation bodies.

A 37-member SAP AG and SAP Hosting AG & Co. KG works council was established in July 2006, covering all locations in Germany. In December, our German subsidiary, SAP Deutschland AG & Co. KG, also gained a works council, with 23 members covering all of that organization's locations. Although they are new to these companies, it is regular practice for German companies to have a works council. The works council is entitled to be consulted on decisions concerning the employees it represents. Such decisions may take longer to make in the future than they have in the past, and reorganization measures may be more costly to implement. We do not, however, expect the works councils to significantly restrict our managerial freedom or materially hamper the performance of our companies.

#### More Work for Shared Service Centers

Our shared service centers (SSCs) in the Asia Pacific Japan, Americas, and, since 2004, EMEA regions efficiently handle our worldwide financial, administrative, personnel, and sales processes. In 2005 and 2006, our SSC in Prague took over transactional work in those fields from 21 SAP companies in 19 European countries.

The success of our SSC concept has been recognized not only by visiting customers and other interested parties, but also, for example, by conference provider International Quality and Productivity Center, from which our SSC in Singapore won an excellence award for true effectiveness and contributing to the development of shared services as a whole.

### WORKING FOR SAP

#### An Attractive Employer

The great number of applications for positions we again received worldwide in 2006 indicates how attractive SAP is as an employer. This is underscored by the praise that others accorded SAP. In February 2006, for the second year in succession, we were named Germany's best employer in the category of companies with more than 5,000 employees. This was based on the results of a survey of employees, so it was our own people – not a jury – who awarded us this honor. Overall, 165 companies of all sizes competed from all sectors. The standardized method employed in the survey was specifically designed for such surveys and is used internationally by the Great Place to Work Institute. Five hundred of our employees were anonymously questioned about fairness, team spirit, credibility, pride, and respect for their employer. The results demonstrate the importance our employees place on our corporate values. Core values such as customer orientation, innovation, quality awareness, first-class products, and high degree of individual empowerment, are defining factors of a *Great Place to Work*, an award that reflects the entire spectrum of relevant aspects and relations within organizations. In addition to the questions put to employees, it included a wide ranging cultural audit. We also won special awards in the *Gender Equal Opportunities* and *Diversity* categories.

In our home state of Baden-Württemberg, Germany, we took third place in the economics ministry's competition, *Equal Opportunities at Work for Women and Men.*

Our own global survey confirmed our employees' identification with SAP:

- 91% of the respondent SAP employees believed in our products and services
- 90% believed in our goals and objectives
- 86% were proud to work for SAP.
- 79% thought SAP was a great place to work

In its *Image Profile 2006* study, German business magazine *manager magazin* ranked us top in the category for computer and software companies in Germany. We also came out on top of the same category in 2004. In the overall standings of 177 leading companies in Germany, we came in eighth (2004: 13th).

Human resources marketing institute Trendence's *Graduate Barometer*, the biggest and most influential survey of students in Germany, found that we were one of the most popular employers in Germany overall. The Barometer judged us the second most popular IT company.

We were also judged one of the 100 best employers in the 2006 *Best Workplaces in Europe* awards. We are also recognized as a top employer in other countries. Our three subsidiaries SAP Mexico, SAP Chile, and SAP Andean and Caribbean were not only each adjudged a *Great Place to Work*, but were ranked among the 10 best employers in the region. Our subsidiaries SAP Deutschland (Germany) and SAP India also received *Great Place to Work* awards.

SAP Labs India was selected by a jury of recruitment and staffing practitioners to receive the Bharati Vidyapeeth's Institute of Management Studies & Research *Recruiting and Staffing Best in Class* award.

Our success starts with our employees. Their innovativeness and commitment are crucial, as is their standard of education. Most people we employ have a university degree in science, engineering, or business. In 2006, we continued our policy of investing in training and education to maintain high levels of employee proficiency.

As part of our major global Employer of Choice campaign, we kicked off an initiative at German universities in November 2006 to recruit highly qualified young employees, especially for our Walldorf, Germany headquarters. We are currently identifying the 100 best IT and business graduates for an "SAP Future Team" in a highly competitive selection process. We will back our efforts with direct mailing campaigns, road shows, and campus info days at selected universities. This German initiative is the first step in an international campaign we are planning that will involve various European universities.

### Stock-Based Employee Motivation

Only excellent employees can deliver the top-quality work that our customers demand. To retain them, we must offer competitive conditions. In addition to good salaries, we offer our employees many additional benefits. Profit sharing is one important motivational element.

We awarded STARs to more than 21,000 employees in 2006 in recognition of their performance. In addition, 2,012 executives and selected top performers were awarded a total of 1.84 million five-year stock options.

By offering stock purchase programs in 32 countries so that employees can buy subsidized shares, we also encourage them to adopt an entrepreneurial approach to their work.

### Incentive Plan 2010

In 2006, we added a key stock-based element, Incentive Plan 2010, to our compensation armory. It aims to motivate members of the SAP AG Executive Board and selected employees to achieve our ambitious targets, for which they will have to perform exceptionally well. Incentive Plan 2010 beneficiaries will qualify for the full bonus only if SAP doubles its market capitalization by the end of 2010 and SAP's stock also outperforms the GSTI Software Index. STARs under this plan end on December 31, 2010. Potentially, each of the three groups of beneficiaries, namely the SAP AG Executive Board members, senior managers, and other key performers, stands to share €100 million among its members if the SAP's average market capitalization doubles not later than the end of 2010 from its level in the second half of 2005. Any payout would be in cash and would not involve issuing more shares.

## RESEARCH AND DEVELOPMENT

## RESOURCING R&D

### Investing in R&D

We believe that in the medium term we must continuously improve our portfolio of products if we are to maintain and build on our current leading position as a vendor of business software. R&D activities in 2006 centered on delivering applications for the enterprise SOA road map, launching new solutions for information workers, and enlarging our offering for midsize companies.

Adjusted R&D expenses rose 20% to €1,287 million (2005: €1,071 million; 2004: €900 million). We spent 14% of total revenue (applying the adjusted measure) on R&D in 2006 (2005: 13%; 2004: 12%).

The importance of R&D was also reflected in the breakdown of employee profiles. In 2006, our total FTE headcount engaged in development work was 11,801 (2005: 10,215; 2004: 8,744). This is 30% of all Group employees and represents a 16% rise in the number of R&D employees since the previous year. Of the employees working in R&D, 52% (2005: 57%; 2004: 64%) are employed in Germany, 22% (2005: 18%; 2004: 12%) are in our high-growth development centers in China and India, and 26% (2005: 25%; 2004: 24%) are in our other development locations.

The expenses for R&D include employee salaries and the cost of externally procured development services.

**Adjusted Research and Development Expenses**
in € millions | change since previous year



898
+4%
832
-7%
900
+8%
1,071
+19%
1,287
+20%
1,200
900
600
300
0
2002
2003
2004
2005
2006

## PRODUCT NEWS

### New Capabilities for Broad Market Segments

Among the notable achievements in 2006 was shipping the new version of SAP ERP, which will be the starting point for all of our enhancement packages through 2010. We also enhanced our applications for CRM, SCM, and global trade services based on the latest version of SAP ERP. Duet, which we developed in collaboration with Microsoft, substantially enlarged our offering for a wide spectrum of users. In addition, we worked with our partners to build up our position in the midmarket.

### Building a Business Process Platform

In 2006, we adapted substantial parts of the SAP Business Suite, including SAP ERP, for enterprise SOA. This builds a business process platform on which our customers and partners can flexibly evolve original solutions, business processes, and business models.

In May 2006, we became the first software manufacturer in the world to deliver standards-based, preconfigured enterprise services – Web services with business logic. Organizations have a flexible way to innovate business processes using the integration and composition capabilities of the SAP NetWeaver platform to combine these enterprise services. Customers can also access and evaluate all of our services at the enterprise services workplace on the SAP Developer Network.

The new version of SAP ERP also features a large number of product enhancements. In addition, the new SAP ERP provides a cost-effective, low risk evolutionary path to a service-oriented suite of enterprise applications. At the same time, we presented a first version of our new, modernized user interface.

In the fall, we announced our new SAP ERP release strategy – a road map envisioning the release of all of the new SAP ERP capabilities in a series of optional enhancement packages by 2010. This strategy sends a strong message to our partners: We offer them a stable platform for several years on which to innovate while also benefiting from SAP's technical advances.

By achieving full compatibility of our SAP NetWeaver platform with Java Platform Enterprise Edition 5 in 2006, we demonstrated our commitment to our open standards strategy and made it yet easier for our customers and partners to develop applications. SAP NetWeaver has been providing support for Java technology since 2003. Compatibility means our customers and partners can develop robust Java applications on the SAP NetWeaver platform using the latest technology standards. That simplifies and accelerates application development projects. The platform also demonstrates our commitment to open standards.

### CRM Development Milestones

Early in 2006, we announced a key new element in our portfolio – an on-demand option for our market-leading SAP Customer Relationship Management (SAP CRM) application. The SAP CRM on-demand solution is designed for large and midsize organizations to manage sales, service, and marketing in an easy-to-use solution delivered directly via the Internet.

In February 2006, we unveiled our first on-demand capabilities for sales to manage customers, contacts, and sales pipeline. We expanded the SAP CRM on-demand solution with marketing and service capabilities later in the year.

In May 2006, we presented an extended portfolio of CRM applications offering on-demand Internet service or on-premise operation – and seamless transitions across these options. SAP CRM 2006s ("s" for "service-enabled") offers full Web service enabling, an easy-to-use interface, and new industry-specific capabilities. SAP CRM 2006s is the cornerstone of our new road map to move the entire CRM offering to our hybrid model by 2007. The first customers took delivery of this new version of SAP CRM in the summer.

### Key Versions of SAP SCM and SAP Global Trade Service

In March, we launched an enhanced version of the SAP Supply Chain Management (SAP SCM) application. SAP SCM helps companies transform traditional, linear supply chains into flexible and dynamic networks linking all supply chain partners.

This latest version offers new industry-specific capabilities, strengthens demand-driven supply chain networks, and links service and product value chains. We have more than 13,600 active SAP SCM customers in all market segments and more than 1,800 customers running our advanced planning, optimization, and collaboration tools in conjunction with their supply chain execution systems.

Mid-year, we also announced a new version of our application for international trade, SAP Global Trade Services (SAP GTS). It standardizes complex import and export processes, helping customers ensure compliance with a myriad of trade and customs regulations.

#### Solutions for Information Workers

In June, together with Microsoft, we shipped our new product for SAP and Microsoft Office, officially named Duet, which had been announced the previous year under its project name "Mendocino." Duet enables employees to interact quickly and easily with selected SAP business processes and data without leaving the familiar Microsoft Office environment.

This improved and flexible access to dedicated SAP application functions will help companies that use Duet save time and money, increase process compliance, and improve decision-making. Nearly 100 joint customers and partners had been exploring the software's benefits in early release versions since late 2005. Microsoft and SAP plan to broaden Duet's functional range and add more business scenarios in 2007. Both companies market Duet and offer customer services for the software.

#### More Choices for Small Businesses

In July 2006, we announced new e-commerce and Web-based capabilities for the SAP Business One applications for small businesses with fewer than one hundred employees. They provide SAP Business One customers a unified view of business-critical information across sales, financials, manufacturing, reporting, and customer-facing activities in a single, easy-to-use application.

The SAP Business One E-Commerce application provides a set of tools for creating online stores, from strong shopping-cart features, to theme templates and design capability, to online customer support. The new online application extends SAP Business One with CRM capabilities using a Web-based user interface. It adds campaign management and prospecting features as fully integrated additions to the CRM capabilities for sales force automation and customer service already available in the application. The new features resulted from the acquisition of Praxis Software Solutions.

In the fall, together with some partners, we announced offerings for a number of industries, such as machinery and plant engineering, automotive supply, retail, consumer goods, and chemicals. These SAP All-in-One solutions and SAP Business One are simple and inexpensive to implement.

In October 2006, we announced significant enhancements to the SAP Business One independent software vendor (ISV) certification program. We introduced enhanced tools for easier solution certification, as well as other partner benefits. Around the globe, numerous ISVs are already developing add-on solutions for SAP Business One for certification under the program. The SAP Channel Partner Solution Network allows ISVs and VARs to collaborate and meet specialized customer needs in many industries.

### CORPORATE GOVERNANCE

#### Principles of Corporate Governance Amended

We last updated our Principles of Corporate Governance (Principles) in October 2006 to reflect amendments to the German Corporate Governance Code (Code). We incorporated all of the Code's new recommendations and one further suggestion from the Code into SAP's Principles.

#### Recommendations

The declaration of implementation issued on October 27, 2006 by our Executive Board and Supervisory Board reports that we deviate from four Code recommendations. Since October 2006, we adhere to the recommendation in section 5.4.3 of the Code in that our Supervisory Board members are to be elected individually. The 2006 Annual General Meeting of Shareholders resolved to alter the Supervisory Board compensation package and amend the Articles of Incorporation accordingly, in accordance with the recommendation in section 5.4.7 in the Code, and the required entry in the commercial register was made in December. In consequence, the compensation package now affords recognition of the additional responsibilities of the chairperson and deputy chairperson of the Supervisory Board and of members of its committees.

As noted, new recommendations were added to the Code in 2006. They chiefly concern the publication of legally required details of executive board members' remuneration in a compensation report, the content of that compensation report, and the publication of details of the remuneration and benefits granted to supervisory board members. We began complying with these requirements in 2005. In this annual report, the compensation report again forms part of the corporate governance report. We have included in our Principles the recommendations in the Code concerning the type and scope of details published about executive and supervisory board members' compensation. This year's compensation report therefore provides all legally required details about compensation as well as all details of Executive Board and Supervisory Board members' compensation as recommended by the new version of the Code.

**Suggestions**

We welcome the suggestion in the Code, introduced in June 2006, according to which the chairperson of the general shareholders' meeting should be guided by the fact that an ordinary general meeting lasts four to six hours at most. The suggestion is in the interests of SAP and the shareholders because it enables the meeting to be conducted appropriately and efficiently. In October 2006, we therefore incorporated this suggestion into our Principles.

There are two Code suggestions to which we do not adhere:

- We do not appoint Supervisory Board members at different times, as suggested by the Code. It holds block votes for all shareholder representatives on the Supervisory Board and they have equal terms of office. If a Supervisory Board seat becomes vacant during the regular period of office, by-elections are held for the remainder of the regular period of office. This is convenient because memberships are elected and work together.
- We have not agreed to pay Supervisory Board members performance-oriented compensation based on SAP's long-term success as suggested in the Code, section 5.4.7 (2). We are not convinced the long-term success of SAP is the right basis for Supervisory Board compensation or increases Supervisory Board members' motivation toward SAP. At SAP, variable remuneration is linked to the dividend and governed by our Articles of Incorporation. We believe that this thus ensures transparent, appropriate remuneration for Supervisory Board members that does not conflict with their legal responsibilities.

**U.S. Regulatory Requirements**

Because we are listed on the New York Stock Exchange (NYSE), we are subject to U.S. securities laws and to U.S. Securities and Exchange Commission and NYSE rules. We therefore continued to adhere to relevant U.S. laws and rules relating to corporate governance standards. Notably, we implemented the requirements of the NYSE Corporate Governance Standards regarding the composition of the audit committee and prepared for the assessment of the internal control structure as required by the U.S. Sarbanes-Oxley Act, section 404.

## INFORMATION CONCERNING TAKEOVERS REQUIRED BY THE GERMAN COMMERCIAL CODE, SECTION 315 (4)

As a group parent company using an organized market in the meaning of the German Securities Acquisition and Takeover Act, section 2 (7) for voting shares that we have issued, we are required by the German Commercial Code, section 315 (4) (1-9), to provide various details in our review of group operations. We provide that information, with commentary where appropriate, as follows:

- The common stock of SAP AG is €1,267,537,248 and is divided into 1,267,537,248 no-par common shares. The SAP shares are no-par bearer shares. Each share has an attributable value of €1. One common share entitles the bearer to one vote. Our shares are listed as American depositary receipts (ADRs) in the United States. ADRs are deposit certificates of non-U.S. shares that are traded on U.S. stock exchanges instead of the underlying shares. Until December 15, 2006, four SAP ADRs were equivalent to one SAP common share.

  On May 9, 2006, the SAP Annual General Meeting of Shareholders approved an increase in capital from corporate resources. Upon entry of this capital increase in the commercial register, the number of SAP shares quadrupled. One SAP ADR is therefore now equivalent to one SAP share.
- The SAP shares are not subject to transfer restrictions. We are not aware of any other restrictions affecting voting rights or the transfer of SAP shares.

  We held 49,250,676 SAP shares at the close of the year. This treasury stock does not entitle us to any rights, and hence to any voting rights.

- Two founding shareholders and Supervisory Board members, Prof. Hasso Plattner and Dr. Klaus Tschira, have direct SAP AG holdings and indirect holdings in SAP AG through companies and trusts under their control, totaling 10.241% and 10.477% respectively. For more details on SAP AG's ownership structure, see the *Notes to Consolidated Financial Statements* section, Note 23. We are not aware of any other direct or indirect capital holdings that exceed 10% of the voting rights. Some 5.95% of the SAP AG common stock is held in trust by Deutsche Bank Trust Company Americas to facilitate the trade in ADRs on the New York Stock Exchange.
- The SAP Articles of Incorporation do not entitle an SAP shareholder to send members to the Supervisory Board, nor do shareholders have special rights conferring supervisory powers on them in any other respect.
- Employee representatives on the Supervisory Board may not exercise the voting rights arising from their SAP shares in votes on formal approval of their acts. Beyond this, there are no voting right restrictions for SAP shares held by employees.
- Conditions for the appointment and dismissal of members of the Executive Board and amendment of the Articles of Incorporation reflect the relevant provisions in the German Stock Corporation Act. Under the SAP Articles of Incorporation, the Executive Board consists of at least two members who are appointed for a period of not more than five years by the SAP Supervisory Board in accordance with the German Stock Corporation Act, section 84. The Supervisory Board can appoint a chairperson of the Executive Board and one or more deputy chairpersons from among the members of the Executive Board. The Articles of Incorporation also stipulate that the Supervisory Board can appoint deputy Executive Board members, who have the same rights as the full members regarding the external representation of SAP AG. The Supervisory Board can revoke appointments to the Executive Board in accordance with the German Stock Corporation Act, section 84, if compelling reasons exist, such as gross negligence on the part of the Executive Board member. If the Executive Board is short of a required member, one may be appointed in urgent cases by a court in accordance with the German Stock Corporation Act, section 85.

  The Articles of Incorporation are amended by means of a resolution of the Annual General Meeting of Shareholders with a majority of at least three-quarters of the common stock represented in the vote in accordance with the German Stock Corporation Act, sections 179, 133. The Articles of Incorporation do not contain any provisions that conflict with this stipulation.
- Under our Articles of Incorporation, the Executive Board is authorized to increase the common stock within the limits of existing authorized capital amounts and subject to Supervisory Board consent. On December 31, 2006, there were five authorized capital amounts totaling €495 million. For more details on the individual authorized capital amounts, see Note 23 in the *Notes to Consolidated Financial Statements* section.

  On May 9, 2006, the Annual General Meeting of Shareholders empowered the Executive Board to acquire, on or before October 31, 2007, shares of SAP with a total attributable value, in relation to the common stock, of not more than €30 million, and after the entry into force of the capital increase from corporate funds resolved at the same meeting, shares of SAP with a total attributable value, in relation to the common stock, of not more than €120 million. The resolution on the capital increase required that the shares to be purchased by virtue of this power, together with any other shares which were previously acquired and are still held by SAP or which are attributable to SAP, must at no time account for more than 10% of SAP's common stock. Additionally, SAP can buy back shares in certain cases regulated by law. These include, for example, buyback to prevent imminent serious damage to SAP and buyback to offer the shares to employees. For more details, see the German Stock Corporation Act, section 71 (1) (1-5).

  We held 49,250,676 SAP shares on December 31, 2006. The Executive Board is entitled to resell or cancel treasury stock. In accordance with the German Stock Corporation Act, section 71 (1) (8), in certain situations the Executive Board is also authorized, with the permission of the Supervisory Board, to alienate treasury stock and to exclude the preemptive rights of the shareholders.

  The Executive Board is also authorized to issue convertible bonds and stock options with conversion or subscription rights in respect of shares of SAP with a total attributable value, in relation to the common stock, of not more than €100 million secured by a corresponding amount of contingent capital. Executive Board powers, such as those described, to issue and buy back stock and to grant conversion and subscription rights are widely followed common practice among companies like SAP. They give the Executive Board the flexibility it needs, in particular the option of using SAP shares as consideration in equity investments, raising funds on the financial markets at short notice on favorable terms, and returning value to shareholders during the course of the year.

Additionally, there are contingent capital amounts used to satisfy other conversion and subscription rights that were granted as part of stock-based compensation plans or that may be granted not later than April 30, 2007. The approved but unissued contingent capital for these purposes totaled €110,078,708 on December 31, 2006. On December 31, 2006, there were 14,867,572 conversion and subscription rights outstanding that we had issued to beneficiaries of stock-based compensation programs, each of which, after the increase in common stock from corporate funds on December 15, 2006, entitled its holder to four new shares issued under the contingent capital. SAP is, however, entitled to satisfy these rights with treasury stock. Until April 30, 2007, the Executive Board and, to the extent that members of the Executive Board are affected, the Supervisory Board are authorized to issue stock options with subscription rights to SAP AG stock, secured by contingent capital authorized for that purpose, as part of SAP Stock Option Plan 2002, a stock-based compensation plan. Thus up to 8,415,709 additional stock options, each with a subscription right to four shares of SAP AG with an attributable value, in relation to the common stock, of €1, may be issued not later than April 30, 2007.

The Articles of Incorporation do not contain any provisions that grant the Executive Board special powers in a takeover situation.

- SAP AG is a contracting party in the following key agreements that are subject to change-of-control provisions in the event of a takeover bid:
  - To increase its financial flexibility, in 2004 SAP AG negotiated a syndicated credit facility in the amount of €1 billion with a group of international banks, which has not been utilized to date. The agreement contains a change-of-control clause. This clause obliges SAP AG to notify the banks if it learns that any person or any group of persons acting together has directly or indirectly acquired more than 50% of the voting shares in the meaning of the German Securities Acquisition and Takeover Act. On receiving the notification, the banks have the right to cancel the credit line and demand complete repayment of the outstanding debt if banks that represent at least two-thirds of the credit volume demand termination. Unless a continuation agreement is reached, cancellation of the credit line and the repayment obligation will take effect at a precisely defined time that, as long as SAP AG undertakes certain measures, is no more than 30 days before and no more than 80 days after the date the banks were notified of the change of control. In agreements between SAP AG and various banks for bilateral credit lines that totaled €599 million on December 31, 2006, we agreed the usual standard material adverse change clauses permitting the banks to terminate their agreements should events occur that are seriously detrimental to our economic standing. The possibility cannot be ruled out that a change of control would adversely affect SAP for those purposes. In the past, we have utilized these bilateral credit lines only infrequently for a few days. In SAP AG's current liquidity situation, termination of these credit lines would not, however, have a substantial effect in the short term.
  - SAP AG has entered into relationships with various companies to jointly develop and market new software products. These joint development and marketing relationships are governed by appropriate agreements with the respective companies. Some of the agreements include a change-of-control clause providing, if control of one party changes hands (for example, if we were taken over by another company), that the agreement cannot be assigned without the consent of the other party or that the other party has the right to terminate the agreement. Most of the agreements were entered into before mid-2006, and the obligations under them have to a great extent already been fulfilled.
- Compensation agreements have been concluded with the members of the Executive Board that take effect in the event of a change of control. These agreements, which are encountered with increasing frequency in Germany and elsewhere, are described in the *Compensation Report* section. There are no similar compensation agreements with employees.

## RISK FACTORS AND RISK MANAGEMENT

### Risk Management

As a global enterprise, we are exposed to an extensive variety of risks across our entire range of business operations. In the broadest sense, we define risk as being the danger of not achieving our financial, operative, or strategic goals as planned. In order to ensure our long-term corporate success it is therefore essential that risks be effectively identified and assessed and then either eliminated or at least limited by means of appropriate control measures.

We have a comprehensive risk management system in place, which enables us to recognize and analyze risks early on and to take the appropriate action. This system is implemented across the entire SAP Group as an integral part of our business processes, comprises multiple control mechanisms, and constitutes an important element of the corporate decision-making processes. These mechanisms include recording, monitoring, and controlling internal enterprise processes and business risks, a number of management and controlling systems, a planning process that is uniform throughout the Group and a comprehensive risk reporting system. So as to ensure the effectiveness of our risk management efforts as well as the transparency and aggregation of risks within the framework of reporting, we have opted for an integrated approach to managing corporate risks, to be uniformly implemented throughout the Group, and have established a dedicated global risk management organization with a direct reporting line to the Chief Financial Officer of SAP AG. This global risk management organization is tasked as follows:

- To continually identify and assess the risks incurred within all important business operations by means of a uniform, methodical approach
- To monitor implementation of the measures defined to counteract risks
- To report on risks to management and the Executive Board on a regular basis
- To develop and continuously maintain a global, risk-oriented insurance strategy as a means of risk mitigation
- To ensure compliance with regulations governing the establishment and monitoring of effective internal controls of financial reporting in line with the U.S. Sarbanes-Oxley Act, section 404.

Based on its assesment work, our management believes SAP has an internal control structure that meets the requirements of the Sarbanes-Oxley Act. At the time this SAP Review of Group Operations was written, the assessment had not been completed, so no final conclusion was possible. We have documented key business processes of SAP AG and its major subsidiaries, as well as the controls contained in these processes, in accordance with those requirements. Our global internal audit service and dedicated process champions periodically assess these standard processes and their documented procedures and test the design and effectiveness of the process controls. Further elements of the system include a Group-wide corporate Code of Business Conduct for employees and the work of the Supervisory Board in monitoring and controlling the Executive Board.

Our risk management system is based on our global risk management framework, which we developed and implemented in accordance with international recommendations to ensure we comply with Sarbanes-Oxley Act regulations. The Global Risk Management Framework consists of five main components:

- A Group-wide risk management policy approved by the SAP Executive Board
- A three-tier global risk management organization (at Group, divisional/regional and local level) uniformly structured in all business units
- A Group-wide, uniform risk management process model
- IT tools implemented throughout SAP to support the risk management process, and
- Group-wide cascading risk reporting.

### Uniform Risk Analysis Across the Group

Within the scope of risk assessment, we consider the probability of occurrence as well as the loss associated with risks. We employ both qualitative and quantitative assessment methods that are uniformly structured across the Group and thereby foster the comparability of the risk analyses conducted across the various business units. In accordance with the results yielded by analyzing the probability of occurrence and potential loss, we assess a risk as "high," "medium," or "low" on the Group-wide uniform risk assessment matrix. In addition, we apply stochastic risk analysis methods such as value at risk (VaR) calculations to continuously determine our foreign exchange, litigation, and escalation exposures. Simulation techniques such as Monte Carlo analyses are used within the context of calculating contingencies for the pricing of project proposals.

In other areas, where a quantitative assessment is more difficult, we employ qualitative assessment techniques based on the uniform risk assessment matrix indicated above. We estimate the probability of occurrence and impact of individual risks using a common assessment horizon of three years to give us a risk prioritization.

We only use insurance for risk control where the economic benefit appears worthwhile to us.

**We Run SAP Software**

We have developed our own risk management software to create transparency across all risks that exist within our corporate alliance as well as to facilitate risk management and the associated reporting system. We record and address all identified risks in our own operational risk management application. Every quarter, we consolidate, aggregate, and present to the Executive Board the risk management information held in the risk management application. In addition, an *ad-hoc* risk reporting requirement to our Executive Board and the chairperson of the Supervisory Board has been established where a risk with an expected loss exceeding €100 million is identified. Our threshold for the existence of a risk threatening SAP's existence has been defined at an expected loss exceeding €150 million.

We review our risk management policy and process model annually and revise them if necessary. Our global internal audit service conducts targeted reviews to check compliance with our risk management policy. Our global internal audit service regularly reviews the reliability of the risk management structure and the efficiency of the risk management and reports the results to the Executive Board.

Apart from these measures, our external auditors perform an annual assessment of the suitability of our risk management structures to ensure early detection of risks threatening SAP's existence as required by the German Stock Corporation Act, section 91 (2).

Key risk factors identified and tracked using the enterprise risk management program are summarized below, broken down by the same risk categories as we use in our internal risk management reporting structure.

**ECONOMIC RISKS**

- The purchase and implementation of our software products constitutes a considerable investment for many of our customers, and is therefore subject to an investment decision-making process. Uncertainties brought about by changes in political, legal, or social situations can have an adverse effect on our business, assets, financial position and operating results, since they are likely both to reduce customers' willingness to invest in acquiring and implementing our products and to delay the timing of these investments. In this context, particular risks can emanate from those countries in which, from a historical perspective, a certain legal and political instability prevails. Our international orientation and the fact that we license our products on all significant world markets give us additional flexibility, because economic difficulties in one region can be balanced by increased business activity on other markets. We believe that a significant adverse impact on our expected business performance due to a decline in the general economic situation is unlikely.
- Terror attacks like those suffered by the United States, Great Britain, and various countries in Asia, armed conflict such as that in the Middle East, natural disasters such as forest fires in the United States and earthquakes in Indonesia, or disease epidemics such as the avian flu that broke out in countries such as Thailand, Indonesia, and South Korea in 2006 can lead to political, economic, and social uncertainties. Such conditions, in turn, can damage the local, regional, and even the world economy and affect our investment decisions as well as those of our customers. However, the economic impact resulting from such events in recent years has proven to be only short term and did not have any lasting adverse repercussions on our business success. In our view, of the risks discussed, the only currently significant scenario that poses a significant and long-term threat to our expected income is that of an avian flu pandemic among humans. According to a report and estimates resulting from a meeting of the World Bank and the IMF, a global pandemic as a result of a mutation of the avian flu virus might not only result in the deaths of millions of people, but could additionally cause worldwide economic losses amounting to more than 3% of world output, amounting to some €1.6 trillion. To minimize possible losses such as those incurred in the event of a virus outbreak, we are implementing a worldwide Business Continuity Management System intended to ensure the functionality of our core processes in crisis situations.

- Our products and services are currently marketed in over 120 countries worldwide. Sales in these countries are subject to risks inherent in international business operations. Such risks include, in particular, the general economic or political conditions in individual countries, the conflict and overlap of differing tax structures, regulatory constraints such as import and export restrictions, legislation governing the use of the Internet and the development and provision of software and services. In Brazil, Russia, India, and China, certain regulatory constraints in the form of, for example, special levies on cross-border royalty payments and bureaucratic import control processes still impede international goods traffic and business operations. We address these risks by means of various measures ranging from regular dialogue with the authorities of the host countries to the initiation of legal proceedings. A moderate impact on our expected business performance in the countries in question induced by such regulatory constraints is nevertheless possible. For the majority of our important target markets, in particular those of the European Union and North America, the ever-advancing convergence of legal and tax regulations allows us to assess both the likelihood and impact of these risks as low.

## MARKET RISKS

- The entire IT sector, including the software industry, has experienced a period consolidation due to mergers and acquisitions in recent years. Large companies have also been affected by this development, as demonstrated by Oracle's acquisition of our competitors PeopleSoft and Siebel in 2005. Large corporations such as IBM and Microsoft continue to expand into our core market and compete with us more directly. Competitors have established or may in the future establish cooperative relationships among themselves or with third parties to tailor their products to customer needs. New alliances among competitors may emerge from these and quickly acquire segment shares to our disadvantage. This could have a material adverse effect on us in a variety of ways, such as reducing sales due to customer uncertainty and subjecting us to competition from stronger, established companies or new peer group companies. We believe that our strategy of organic growth is the right one, particularly in the face of Oracle's aggressive acquisition strategy. Therefore, we consider it unlikely at the moment that our expected results will be greatly harmed by our direct competitors' winning significant share from us. Rather, we see the current wave of consolidation in the IT sector as an opportunity to strengthen our position. This assumption is based in particular on the successful implementation of our volume business strategy. However, we cannot rule out that competitors may offer more extreme discounts to customers, thus significantly limiting our profits.
- The continuing trend toward business process outsourcing (BPO) could result in increased competition through the entry of systems integrators, consulting firms, telecommunications companies, computer hardware vendors, and other IT services providers. The perception of value created by SAP's products among customers could be diminished to the extent that outsourcing providers bundle SAP applications with their services. While most of our revenue is currently derived from license contracts concluded directly with end-customers, an increased trend toward outsourcing business processes to external providers could have an adverse impact on our revenue and results. In addition, the distribution of applications through application service providers (ASP) may reduce the price paid for SAP products or adversely affect other sales of SAP products. We are actively countering these risks with our increasingly successful structured BPO partner program and our own on-demand business model and product range in the CRM sector. In light of these measures, we still consider the risk of significant impairment to our revenue and results from competing BPO providers and ASPs as unlikely for the foreseeable future.
- Our large installed customer base has traditionally generated a large portion of our revenue. If our customers decide not to renew their maintenance agreements, not to license additional products, or not to contract for additional services, or if they reduce the scope of their maintenance agreements, this could have a significant adverse effect on our revenue. However, we consider this unlikely due to the very solid growth of business with our installed base in the past two years and our forward-looking technological strategy, which has been acclaimed by both analysts and customers. Moreover, a growing share of revenue in business with new customers offers new sales opportunities and thus at least some possible replacements.

## STRATEGIC PLANNING RISKS

- Targeting the needs of midsize companies with the aim of building on our leading position in the midmarket is a key part of our strategy. In that context, expanding our network of partners, developing new and innovative products and business models for the midmarket, and creating efficient administration for volume business are all of great importance. Developing and launching a new product, implementing a new business model, and other measures to win new segment share are all associated with risk (also discussed in the *Product Risks* section) that could have an adverse effect on our financial position and operating results. In previous years, we demonstrated an ability to overcome risks associated with new products and innovative approaches, and consolidated our leading position in our segment. Also, we are confident we can cover our customers' requirements with shorter time-to-value, minimum risk, and predictable cost. Therefore we believe it is unlikely that planned product innovations or new business models will significantly impair our planned results.
- We have entered into cooperative agreements with a number of leading computer software and hardware suppliers and technology providers to ensure that select products produced by such suppliers are compatible with SAP software products. We have also supplemented our consulting and services through alliance partnerships with third-party hardware and software suppliers, systems integrators and consulting firms. Most of these agreements and alliances are of relatively short duration and nonexclusive. In addition, we have established relationships relating to the resale of some of our software products by third parties. Most of these third parties or business partners maintain similar arrangements with our competitors, and some even operate in competition with us. A decision by these partners to cease cooperating with us when such agreements or partnerships expire or come up for renewal could adversely affect the marketing of and demand for our software products. However, this risk has become considerably easier to assess in recent years as a consequence of the ongoing consolidation in the enterprise software industry. We assess the occurrence of such a risk event with a significant impact on our expected business performance to be small because leading system integrators and IT infrastructure providers such as IBM and Microsoft, even where in competition with us, see cooperation agreements with us as an efficient and attractive opportunity to raise their own business performance in the enterprise sector. In our view, this also holds true for our agreement with Oracle governing SAP's resale of Oracle database licenses, since we are Oracle's largest database reseller worldwide.

## HUMAN CAPITAL RISKS

- In July 2006, SAP AG and SAP Hosting AG & Co. KG gained a works council for the first time, as did SAP Deutschland AG & Co. KG in December 2006. The works councils cover all locations of those companies. This significantly raises the number of works councils in the SAP Group. A works council is entitled to be consulted on decisions concerning the employees it represents. There is now a greater risk that decisions on necessary reorganizations, for example, may take longer to make and be more costly to implement. However, we believe the risk that the works councils would significantly restrict our managerial freedom or materially hamper our companies' efforts to achieve their planned results is small.
- Our highly qualified staff and managers provide the foundation for developing and selling new products, marketing and providing services for existing products, successfully leading and executing SAP's business processes, and thus for securing its financial success. Ensuring that our workforce feels a long-term commitment to SAP is of utmost importance to us, as is attracting new, highly qualified staff. Our operations could be adversely affected if a high number of employees were to leave in quick succession and qualified replacements were not available. Most of our current employees, with the exception of selected managers, are currently subject to employment agreements or conditions that do not contain postcontractual noncompete provisions and, in the case of most employees outside Germany, permit them to terminate their employment relationships at relatively short notice. In light of the ever-increasing competition for highly qualified talents in the IT industry, there can be no absolute assurance that we will continue to be able to attract and retain key performers over the long term, despite the attractive benefits SAP offers. Nevertheless, as

in the past, our attractiveness as an employer was once again confirmed by surveys conducted in 2006. Moreover, our staff turnover rate at most SAP locations worldwide remains at a very low level, and in 2006 we succeeded, just as in the previous year, in attracting much seasoned management talent with many years' leadership experience in rival companies. We therefore believe SAP's attractiveness as an employer will again offer excellent opportunities to hire selected top talent worldwide in 2007 with the potential to contribute to SAP's increased business success in the future. Employee qualification and development opportunities through continuing education and training, thorough, and consistent successor planning, and benefits such as performance-oriented remuneration systems, employer-financed pension plans, and long-term incentive programs are just a few examples of how we are making extra efforts to counteract this risk. We therefore assess the risk of a tangible adverse effect on our business operations as a result of the departure of key managers and employees as unlikely at the moment.

### ORGANIZATIONAL AND GOVERNANCE-RELATED RISKS

As a stock corporation domiciled in Germany and listed on a U.S. stock exchange, we are subject to both German and U.S. governance-related regulatory requirements. Regulations have been significantly tightened in recent years, most notably through the introduction of the Sarbanes-Oxley Act. In 2006, we embarked for the first time on an assessment of our internal control structure for financial reporting in accordance with the complex requirements defined by the Sarbanes-Oxley Act, section 404. At the time this SAP Review of Group Operations was written, the assessment had not been completed. However, we assume it will come to a successful conclusion. It should nevertheless be noted that, however great our efforts, there can be no assurance that we will not be held in breach of the complex and highly specific regulatory requirements if, for example, individual employees behave fraudulently or negligently. We assess the likelihood that such a risk event will occur as remote due to a significant number of internal control mechanisms. Any such event may have a material adverse impact on our reputation and may lead to decreased business and stock value performance, although it is difficult to quantify the risk involved exactly due to the large variety of potential noncompliance scenarios.

### COMMUNICATION AND INFORMATION RISKS

- We have undertaken a range of measures in recent years to mitigate the risk that internal, confidential communications and information about sensitive subjects such as future strategies, technologies, and products are improperly or prematurely disclosed to the public. These measures include Group-wide mandatory security standards and guidelines relating to external communications, technical precautions to prevent the transmission of confidential internal communications over external communication networks, and the provision of encrypted hardware equipment to employees who are frequently exposed to sensitive, confidential information. However, there is no guarantee that the protective mechanisms we have established will work in every case. Our competitive position could sustain serious damage if, for example, confidential information about the future direction of our product development became public knowledge. In light of these extensive measures, which we regularly review, we assess the occurrence of such a risk event as unlikely.

### FINANCIAL RISKS

Our management and external accounting has been in euros since January 1, 1999. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. As a consequence, period-over-period changes in a particular currency can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has a negative effect while depreciation of the euro has a positive effect. Accordingly, the relative rise in the euro's value in 2006 against foreign currencies such as the U.S. dollar and the Japanese yen had an adverse impact on our financial results.

We continually monitor our exposure to currency fluctuation risks based on balance-sheet items and expected cash flows and pursue a Group-wide foreign exchange risk management strategy using derivative financial instruments as necessary. As a result of various steps we have taken, our foreign currency risk is mostly centralized with SAP AG in Germany. Taking into account the risk management instruments mentioned, for SAP AG we regularly quantify the risk positions from the exchange rates of the most relevant currencies (in particular, the U.S. dollar, pound sterling, Japanese yen, Swiss franc, Canadian dollar, and Australian dollar) using the value-at-risk standard. We calculate the possible loss of income from foreign currency influences for a holding period of 10 days and a confidence level of 99%. The following table shows the value at risk calculated on the basis of unhedged currency exposures (outstanding open items taking into consideration concluded hedging transactions) at the end of the fiscal year and the yearly averages for fiscal years 2005 and 2006. The yearly averages are calculated using the figures at the end of the quarters. Our 2006 average value at risk and year-end value at risk for unhedged currency exposure were less than in 2005. This is due in particular to the decrease in exchange rate volatility. Furthermore, our unhedged currency exposure was lower at the end of 2006 than at the end of 2005.

| | Dec. 29 | Yearly average | Dec. 30 | Yearly average |
|---|---|---|---|---|
| | 2006 | 2006 | 2005 | 2005 |
| | € millions | € millions | € millions | € millions |
| Value at risk | 3.8 | 8.5 | 11.1 | 9.7 |

- Variances or slowdowns in our licensing activity may negatively impact revenue from services and maintenance, since such revenues typically lag behind license revenue. A significant decrease in the percentage of our total revenue derived from software licensing could thus have an adverse effect on our business, financial position, operating results, and cash flow. Our strategy therefore gives priority to increasing software revenue over other forms of revenue and, as a result, we were able to increase the percentage of total revenue derived from software licensing in the past. We are sure that this trend will continue in the coming fiscal year.
- We use derivative instruments to hedge the anticipated cash flows in connection with SAP's employee stock appreciation rights (STAR) plan. However, there can be no assurance that the benefits achieved from hedging the STAR plan will exceed the costs of hedging the STAR plan.

**PROJECT RISKS**

- Implementation of SAP software is a process that often involves a significant commitment from our customers in terms of resources and is subject to a number of significant risks over which we have little or no control. We cannot provide absolute assurances that protracted installation times will not continue, that shortages of trained consultants will not occur, or that the costs of installation projects will not exceed the fixed fees we charge in all our customer projects, any of which could result in claims from customers and harm SAP's image. However, for various reasons we have been trending positively in this risk category for several years. On the one hand, our customers now increasingly follow modular project approaches to optimize their IT environment. They embark on sequentially integrated individual projects with a comparatively low risk profile to realize specific potential improvement instead of pursuing highly complex resource-intensive projects to implement an all-embracing IT landscape. In 2006, our projects used a risk management system that is seamlessly integrated into SAP project management methods. Risk control and minimization in customer projects have thus been optimally integrated into our overall risk management system.

  2005 saw a further reduction in total escalation-handling expenses. This positive trend continued through 2006 as well. The number of actions filed against us arising out of our regular operations once again remained unchanged in comparison with the preceding year. In our opinion, the remaining individual risks are adequately considered in our financial planning, in particular through the build-up of the necessary accruals. In addition, we have provided adequate insurance coverage against a broad range of typical liability scenarios established on the basis of known project risks. A tangible adverse impact on SAP's expected business and earnings from customer project risks is therefore unlikely in our view.

## PRODUCT RISKS

- To achieve full customer acceptance, new products and product enhancements can require long development and testing periods. Such efforts are subject to multiple risks, for example, scheduled market launches can be delayed, market needs and requirements may not be entirely met, or products may not completely satisfy our stringent quality standards. Furthermore, new products and product enhancements may still contain undetected errors when they are first released. Our product innovation life-cycle process, which provides strict quality controls at various defined points, was implemented several years ago in order to counteract such risks. In addition, we work in close cooperation with early-stage customers to correct such errors in the first year following the introduction of a new software release. There can be no assurance, however, that all such errors can be corrected to customers' full satisfaction. As a result, it is feasible that certain customers may bring claims in certain cases for cash refunds, damages, replacement software, or other concessions. SAP software products are chiefly used by customers in business-critical applications and processes. This raises the defined risk in the event of actual or alleged failures of our software products and services. Our contractual agreements generally contain provisions designed to limit SAP's exposure to warranty-related risks. However, these provisions may not cover every eventuality or be entirely effective under applicable law. Such claims could adversely affect our assets, finances, income, and reputation. Nevertheless, we counter these risks with thorough project management, project monitoring, rigid and regular quality assurance measures certified according to ISO 9001, and program risk assessments during product development. The generally high quality of our products is confirmed by our low customer escalation handling expenses (as described in the *Project Risks* section), the low rate of litigation arising against us out of our regular operations, and our constantly high customer satisfaction ratings as measured by regular customer surveys. Therefore, we believe it is unlikely that our planned results will be significantly impaired by product defect claims from SAP customers.
- Our products include security features that are intended to protect the privacy and integrity of customer data. However, information systems and software applications are increasingly coming under attack for reasons ranging from criminal intent to personal financial gain. At the same time, an increasing number of applications are offered and supplied via the Internet to simplify cross-company processes. Despite our security features, SAP products may be vulnerable to attacks and similar problems may be caused by Internet users, such as hackers bypassing the security precautions of our customers and misappropriating confidential information. Attacks by criminally motivated hackers or similar disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our customers and lead to claims for damages against us from customers. We counter this risk with a multilevel approach. First, our development process includes measures for preventing security problems, which are subject to multiple control checks prior to product delivery. Secondly, all our applications are supplied with a security concept intended to enable optimum integration into the customers' existing security architecture utilizing the safety functions delivered by SAP with the product. However, in the unlikely event that any security problems are identified in SAP software, customers are provided with solution to rectify the situation as quickly as possible. Since our technologies have not been significantly exposed to major security attacks so far, and in view of the extensive security functions SAP provides, this risk can be classed as highly unlikely.
- We have taken numerous third-party technologies under license and incorporated them into our products. It cannot be ruled out that the licenses for certain third-party technologies will not be terminated against our interests or that we will not be able to favorably license third-party software for our products. This could lead to short-term replacement problems and to significantly higher development expenses.

- A key component of our strategy for a broad adoption of the SAP NetWeaver platform is offering it to certified ISVs so they develop their own business applications. To the extent that SAP cannot attract a sufficient number of capable ISVs delivering high-quality solutions based on the platform, the desired market penetration of SAP NetWeaver may not be achieved. Any ISV-developed solutions displaying significant errors may reflect negatively on our reputation and thus indirectly impede our own business operations. In addition, as with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software might reduce customer demand to select and use certain SAP software products. To counter this risk, we have established a thorough certification process for all third-party vendors designed to ensure that they deliver consistently high quality.

### OTHER OPERATIONAL RISKS

- We use many different means to protect our intellectual property. For example, we register patents and trade, service, and other marks, we bring court action against infringements of our patents, copyrights and authorship rights, and marks, we impose appropriate provisions in our license and nondisclosure agreements, and we deploy anti-infringement technology. Despite these efforts, it cannot be ruled out that these measures will not be sufficient and that we will suffer extensive damage caused by an infringement of our intellectual property that cannot be pursued effectively in the courts. For example, in some countries in which we market our software products the law offers less protection against illegal copying of software than in the United States or in Germany.
- We have been issued patents under our patent program and have a number of applications pending for inventions claimed. Furthermore, we selectively embed third-party open-source software components in our software solutions. We have implemented strict and detailed approval processes for the deployment of such components, which involve, among other measures, a thorough check of any related license terms. Nevertheless, there can be no assurance that, in the future, patents of third parties will not preclude us from utilizing certain technologies in our products, including open-source software components, or require us to enter into royalty and licensing arrangements on terms that are not favorable to SAP. Third parties have claimed, and may claim in the future, that we have infringed on their intellectual property rights, even though we are not aware of any such infringement.
- In 2006, a number of lawsuits were filed against us for alleged patent infringement. For example, in September 2006 U.S.-headquartered i2 Technologies US Inc. and i2 Technologies Inc. brought an action against us in the United States, while in October 2006 Sky Technologies LLC, likewise based in the United States, also filed a suit against us there. In January 2007, German firm CSB-Systems initiated litigation against us in Germany. We are vigorously defending against the claims, which we believe to be without merit. We do not believe they will have any material adverse effect on our business, finances, income, or cash flow. The final outcome of these actions currently before the courts cannot be predicted to any degree of certainty. Also, any trial involves risk and potentially substantial legal costs. It is therefore impossible to exclude for certain the possibility that these cases could have a material adverse effect on our business, finances, income, or cash flow. As discussed, a significant loss would appear unlikely and the damages – if we were found liable – cannot be estimated. On December 31, 2006, we therefore had no accruals for this purpose. We think it likely that SAP will increasingly be subject to such claims. The legal wrangling involved with a claim, with or without merit, can be time-consuming and result in costly litigation or cause product shipment delays. Such action may lead to injunctions against the sale of our products, necessitate a complete or partial redesign of important products, or require us to enter into royalty or licensing agreements, which would significantly impair our results. Royalty or licensing agreements, if required, may not be available on terms acceptable to us.
- We are also exposed to the risk that court actions are brought against us relating to our other business activities. For example, in October 2006 a company domiciled in South Africa informed our management that it was bringing an action against us in the High Court in South Africa. The plaintiff claims nine-digit euro damages and injunctive relief for alleged breach of a distributorship agreement. The writ has not yet been formally served on SAP in accordance with international law. At present, we do not believe the outcome of this action will have a material adverse effect on our business, finances, income, or cash flow. However, such court actions are beset with uncertainties, and our opinion may change.

- Computer viruses could be introduced into our systems or those of our customers or suppliers. This could disrupt our network or make it inaccessible to customers or suppliers. Such security problems may result in recovery costs, production downtime, and customer claims, which would significantly harm our business. However, the risk is very unlikely to occur due to the variety of defense mechanisms in place, such as state-of-the-art firewall technology, anti-virus software and processes for sealing off the SAP network when viruses attack. As a result, our main IT systems enjoyed an average availability of 99.85% in 2006.
- In the past, we have acquired companies, products, and technologies to expand our business. Such acquisitions are also planned for the future. In particular, our strategy for growth includes acquiring enterprises to specifically expand our product portfolio, such as the acquisition of Virsa Systems, Inc. Risks commonly encountered in such transactions include the inability to successfully integrate the acquired business and the acquired technologies or products with our current products and technologies; a potential disruption of our ongoing business; the inability to retain key technical and managerial personnel; the assumption of material unknown liabilities of the acquired companies; the incurrence of debt or significant cash expenditure; a potential adverse impact on our relationships with partner companies, third-party providers of technology or products, or customers; and regulatory constraints. We counter these risks by means of many different methodical and organizational measures. These range from thorough technical, financial, fiscal, and legal due diligence checks on the object to be acquired and a holistic evaluation of material transaction and integration risks before conclusion of any transaction to detailed, standardized integration planning and its execution by a dedicated integration team. In view of the fact that the companies we have acquired until now have been of a manageable size, we consider the risks described here as controllable and do not think it likely that our expected results will be significantly impaired.
- As part of our venture capital activities, in the past we acquired and expect to continue to acquire equity interests in technology-related companies. Many of these enterprises currently generate net losses and require additional capital outlay from their investors. Changes to planned business operations may possibly affect the performance of companies in which SAP holds investments, which in turn could negatively impact our results and financial position or our ability to recognize gains from the sale of marketable equity securities. Moreover, under German tax law, capital losses or writedowns of equity securities are not tax-deductible, which may negatively impact our effective tax rate. However, this risk is restricted due to the limited scope of our venture-capital activities, making a significant effect on planned results unlikely.

### CONSOLIDATED RISK PROFILE

In 2006, as in 2005, project risks and product risks were the categories with the highest percentage scores in the overall risk distribution profile. Strategic planning risks ranked equal third with other operational risks. Those four categories plus our human capital risk and market risks together account for 84% as a portion of all risks in the profile. All of the other categories of risk remain relatively insignificant to SAP.

In 2006, none of the quantifiable risks identified within our risk management system exceeded the thresholds set by SAP for the existence of a risk threatening SAP's existence (€150 million expected loss). The risks identified and quantified within the framework of the continuous, operative risk management process demonstrate the continuing positive trend recorded in 2005. The proportion of risks on levels "high" or "medium" in the risk-level matrix we use once again decreased steadily. At the end of the fourth quarter, those risks categorized as "high" accounted for less than 5% (2005: 6%), while the proportion of "medium" level risks declined over the course of 2006 to 21% (2005: 24%). As a result, the proportion of risks with risk level "low" rose in the period between the first and fourth quarters of 2006 to 74% (2005: 70%). Thus, in our view, neither individually nor collectively do the risks identified above constitute a threat to our existence. On the contrary, the consolidated risk profile developed favorably during the course of 2006, and we believe our business opportunities, described below, will be of far more significance. In view of our risk profile, we are confident that we can continue in 2007 to successfully counter the challenges arising from those risks thanks to our strong position in the market, our technological leadership, our highly motivated employees, and our structured processes for early risk identification.

## BUSINESS IN THE NEW YEAR: EARLY NEWS

We not aware of anything in the early months of 2007 so significant to SAP that it would lead to a different view of the Group's assets, finances, or income than at the end of 2006. However, there is some early news that underscores the positive progress we are making.

- In February 2007, the Great Place to Work institute once again named SAP Germany's best employer. For the third year in a row, we achieved the top ranking in the category for companies with more than 5,000 employees. Additionally, our comprehensive employee health management program won us the special prize in the health category.
- Our Supervisory Board expressed its continuing confidence in SAP AG's CEO, Henning Kagermann, and praised his extraordinary achievement over the years in driving the Group toward organic growth. The Supervisory Board resolved to extend his period of office to May 31, 2009. Henning Kagermann accepted the extension.

We also took various steps to further improve our business.

### Expanding our Traditional Core Business

In January 2007, we announced a new version of the SAP All-in-One solutions building on the latest developments in SAP ERP and the SAP NetWeaver platform. The solutions leverage the power of an enterprise SOA to offer midsize customers – and partners that serve them – new levels of flexibility, simplification, and rapid deployment. They also provide streamlined business scenarios, enhanced analytical reporting, and integrated management of customer relationships.

In parallel, we introduced a new program that enables partners to quickly and efficiently update their existing solutions to the next version of the SAP All-in-One solutions – and develop new solutions. We market the new version of the SAP All-in-One solutions ourselves and through our partner ecosystem. Midsize companies and partners will be able, like customers of the newest version of SAP ERP, to continuously install future software innovations as enhancement packages inexpensively and without interrupting their business.

### SAP Best Practices

Later in 2007, we will ship enhancements to our proven SAP Best Practices. They will include new preconfigured industry and cross-industry business scenarios with documentation, and deployment tools for faster implementation and additional coverage for countries and for industries, such as the media and telecommunications. SAP Best Practices offerings are based on our experience and that of partners, gained from decades of serving leading companies of all sizes in all industries.

### Developing New Business with Smaller Midmarket Companies

In January 2007, we announced more details of our new approach to business software for smaller midmarket companies. Our new solution, code-named "A1S," aims to fully exploit the advantages that enterprise SOA offers for business software. With A1S, customers and partners can rapidly adapt preconfigured business processes to fit their own requirements. We will market this offering as a trial solution, providing customers with a complete, personalized version of A1S to test before they buy.

The solution offers smaller midmarket companies a short time to value, minimum risk, and predictable cost. We will integrate e-learning and service and support in the product, which will be available in hosted and on-demand options. We will leverage the Internet and telesales to market A1S.

We believe that by combining a completely new product concept and an innovative business model we will gain access to new streams of potential revenue. Aside from investing in developing the product, we will invest in sales channels, process, infrastructure, and human resources, all oriented toward new customer relationships and a big, diversified partner ecosystem.

### New Income Statement Structure

From the first quarter of 2007 we are restructuring our Consolidated Statements of Income to show potential new revenue streams more transparently. We will show revenue from subscriptions and other software-related services as an additional item as an element of software and maintenance revenue. This new item includes revenue from subscriptions, from software rentals, and from other software-related services. Subscription revenues flow from contracts that have both a software element and a maintenance element. Such a contract typically gives our customer the use of current software and unspecified future products. We take a fixed monthly fee for a definite term – as a rule, five years. Software rental revenue flows from software rental contracts, also with software and maintenance elements – but here the customer gets the use of current products only. Our other software-related services revenue includes revenue from our on-demand offerings, for example the SAP CRM on-demand solution, any future on-demand revenue from our new midmarket product, revenue from hosting contracts that do not entitle the customer to readily exit the arrangement, and revenue from software-related revenue-sharing arrangements, for example our share of revenue from collaboratively developed products.

We are also renaming what was previously called software and maintenance revenue: This will be shown as software and software-related service revenue. Thus software and software-related service revenue is the sum of our software revenue, our maintenance revenue, and our revenue from subscription and other software-related services. In 2006 our total software and software-related service revenue was €6.605 billion.

The 2007 outlook discussion below uses this new income statement structure. The operating margin discussed in this outlook is the U.S. GAAP measure, not, as in previous years, our adjusted measure.

## OUTLOOK

## THE GLOBAL ECONOMY MOVING FORWARD

### Slower Economic Growth

The IMF believes the current global recovery will continue in 2007, but with less vigor than in 2006. In 2007, it expects world output to increase 4.9%, which is 0.2 percentage points less than in 2006.

The IMF expects the U.S. economy to grow only 2.9%, the euro area economy only 2.0%, and the German economy 1.3% in 2007. It believes growth in Japan will fall back to 2.1%. Only in the emerging markets does the IMF expect strong economic growth to continue in 2007, with rates of 6.5% in Russia and 10.0% in China, for example.

The OECD believes output in its member states will increase 2.5% in 2007 and 2.7% in 2008. It expects the output of the United States to increase 2.4% (2008: 2.7%) and of the euro area 2.2% (2008: 2.3%).

The IMF identified the inflationary pressure that was trending up by the end of 2006 as a possible threat to its forecasts, along with bottlenecks on the financial markets or another oil price spike. Over the course of 2006, the growing inflationary pressure resulting from worldwide economic growth, high oil prices, and the significant price hikes for commodities played a particularly important role in assessments by economists. However, prices rose only moderately due to the fact that production capacity was increased in many places. Nevertheless, the central banks of the world's major economies such as in the United States, the euro area, and Japan raised their key rates in summer 2006 as a preventive measure to counteract possible risks of inflation. The IMF believes this will keep risk potential within an acceptable range.

## OUR INDUSTRY MOVING FORWARD

Based on continuing global economic growth, the experts at IDC view the outlook for 2007 and 2008 with confidence. They forecast worldwide spending on IT will increase by 6.6% in both 2007 and 2008. It is projected that this growth will be shared about equally among Western Europe (2007: 5.3%; 2008: 6.3%), North America (2007: 6.1%; 2008: 5.8%), and the Asia Pacific Japan region (2007: 6.4%; 2008: 5.8%). Japan is expected to enjoy moderate growth rates of 2.4% in 2007 and 1.7% in 2008. In contrast, projections see disproportionately high IT spending in the Central and Eastern European markets, expanding by 14.0% and 13.6% in 2007 and 2008 respectively.

According to IDC, investment in applications software – which is of key importance to our business – should increase worldwide at an even higher rate than that of the overall IT market. IDC's experts are forecasting spending increases in this segment in 2007 and 2008 of 7.2% and 7.1%, respectively. Growth in the packaged software segment is expected to develop in all regions worldwide at a rate disproportionately higher than total spending for IT.

IDC expects the value of the IT market to grow to about US$1,476 billion by 2010. With our current products and the new products planned for the coming years, we will be in a position by 2010 to serve a market segment valued at more than US$70 billion.

Based on an IDC study of the ERP market, our assumption is that the SME market in particular will become the driver of growth by the year 2010. Thus, in IDC's view, the ERP vendors that will be most successful in this business environment will be those that have multiple, varied ERP product lines at their disposal for small businesses, midsize companies, and large enterprises, and at the same time maintain excellent sales partner and support programs.

## SAP MOVING FORWARD

### Strategic Perspectives

We aim to continue increasing our revenue from software and software-related services every year by 10% or more in the years to come. We intend to consolidate our market position in our traditional core business and to build a new business with smaller companies.

### Expanding Our Traditional Core Business

There is considerable potential for growth in our traditional core business with many large global corporations and companies in the upper midmarket. Enterprise SOA is the basis for the business process platform, which opens the way for our customers to gain competitive edge with more flexible, more efficient business models and processes. With our partners, we offer a powerful ecostystem to help customers obtain the full benefit of the platform concept. Our customers appreciate these benefits, which is why, increasingly, they are making subscription-based global enterprise agreements with us.

We intend to consolidate our leadership in the core enterprise applications segment with additional applications for the SAP Business Suite. We also plan to actively target key industries (retail, public sector, and high tech) with specific solutions and work with partners to address the upper midmarket. We also intend to win over information workers by offering attractive analysis and report applications, for example, in the SAP xApps composite applications, including SAP xApp Analytics composite application, and Duet (developed in collaboration with Microsoft). That could help our customers gain considerable extra value from the investment they have already made.

We intend to further consolidate our position as the world's most successful maker of business software by ensuring that each region contributes more evenly to our earnings. We intend to continue increasing the revenue we derive from our core markets – but also from growth markets, especially the BRIC countries.

Additional room for growth is provided by new modes of operation such as on-demand, our business process platform with the flexibility it offers, and our SAP NetWeaver platform. Migration of our customers from SAP R/3 to SAP ERP and our Safe Passage initiative for migrating to SAP both undergird the strength of our position in an industry trending to consolidation. SAP All-in-One based on SAP ERP, which we market with partners, is another factor in our leading position in the upper midmarket segment.

### Developing New Business with Smaller Midmarket Companies

As announced in January 2007, to better serve the needs of the lower midmarket we intend to introduce a new business model based on a new product, currently code-named "A1S." A1S is also based on enterprise SOA from the outset.

Along with the product itself, we intend to offer new models for sales, customer testing, implementation, and support for this customer segment. As we announced, we intend to substantially increase our investment in these fields in the next two years. We intend to successfully address this market with our current partners and with new partners.

This scenario – an as yet largely untapped market, our new product, and our innovative business model – offers prime conditions for growth. We estimate the size of this market to be US$15 billion.

We will also offer the next version of SAP Business One, delivered during the first half of 2007, in the segment for small businesses with fewer than one hundred customers.

### Organic Growth

We remain strategically committed to primarily organic growth. That is why we will continue to invest in developing our products, along with our investment in infrastructure, sales, and marketing. Our platform strategy also enables us to leverage the innovative potential of our partners for the use of our customers. We expect to make targeted acquisitions to improve our coverage in key strategic fields. We intend to fund all of our capital expenditure in 2007 from operating cash flow.

### Operational Targets for 2007: Profitable Growth

In 2007, we intend to finish our enterprise SOA road map by delivering the service-oriented versions of the SAP Business Suite and our proven SAP All-in-One solutions for the midmarket. In addition, we intend to offer a completely new product for smaller business, which is easy to try, easy to run, and easy to adapt.

Our business outlook for 2007 (full year) assumes an effective tax rate in the range 32.5% to 33%.

- We expect year-over-year software and software-related service revenue growth in the range 12% to 14% on a constant currency basis. The corresponding rate of growth in 2006 on a constant currency basis was 12%. We expect subscription and other software-related services to account for approximately 2% to 4% of total software and software-related services revenue.
- To tap new business in the lower midmarket in the years to come, over a period of eight quarters we intend to invest about €300 million to €400 million more in sales channels, process, infrastructure, and human resources, all oriented toward new customer relationships and a big, diversified partner ecosystem. Depending on when we actually make these extra investments, in 2007 we expect to reinvest the equivalent of about one to two operating margin percentage points in preparing for additional future growth opportunities. Therefore, we assume our 2007 operating margin will be in the range 26.0% to 27.0%. Our 2006 operating margin was 27.3%.
- We plan to increase our headcount by 3,500 FTEs in 2007, and we expect 5% to 10% of the new jobs to be in Germany.
- To ensure shareholders benefit appropriately, we will continue to buy back shares and, if the Annual General Meeting of Shareholders so resolves, we will pay a dividend that provides a payout ratio of 30%.

The capital expenditures we have planned for 2007, which we can cover in full from operating cash flow, will mainly be on the completion of new office buildings at various locations. We plan to build liquid assets and reinforce our healthy financial situation.

Assumptions underlying this outlook include future economic conditions as described herein and customer purchasing behavior exhibiting the accustomed seasonality with sales peaking in the fourth quarter.

### Prospects Through 2010

In the medium term, we expect further advances and continuing revenue growth. The completion of our enterprise SOA road map and the introduction of our new business model for the smaller business segment will open up potential for us to address more markets. We anticipate that the total volume of the software and software-related services segment of which our revenue is a share will grow from currently about US$30 billion to more than US$70 billion by 2010.

By 2010, we aim to earn approximately half of our orders received with new, as yet unavailable, products, and to increase our customer base to approximately 100,000. We expect 40% to 45% of our orders received to be for small businesses or midsize companies.

In our new business we see a US$1 billion opportunity and expect approximately 10,000 new customers per year by 2010. We expect the margin on the new business to exceed the margin on our established business from 2010. We expect double-digit growth to continue in our established business.

# CONSOLIDATED FINANCIAL STATEMENTS

## CONSOLIDATED STATEMENTS OF INCOME

**for the years ended December 31,**

| | Note | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| | | €(000) | €(000) | €(000) |
| Software revenue | | 3,071,291 | 2,782,751 | 2,361,012 |
| Maintenance revenue | | 3,533,282 | 3,175,642 | 2,823,189 |
| Software and maintenance revenue | | 6,604,573 | 5,958,393 | 5,184,201 |
| Consulting revenue | | 2,340,268 | 2,138,941 | 1,970,606 |
| Training revenue | | 382,830 | 342,466 | 302,443 |
| Service revenue | | 2,723,098 | 2,481,407 | 2,273,049 |
| Other revenue | | 74,452 | 72,629 | 57,243 |
| Total revenue | (5) | 9,402,123 | 8,512,429 | 7,514,493 |
| Cost of software and maintenance | | - 1,099,966 | - 993,227 | - 916,278 |
| Cost of service | | - 2,078,011 | - 1,924,614 | - 1,783,453 |
| Research and development | | - 1,334,815 | - 1,088,632 | - 908,056 |
| Sales and marketing | (6) | - 1,915,441 | - 1,746,221 | - 1,523,662 |
| General and administration | | - 464,966 | - 435,185 | - 366,425 |
| Other operating income, net | (7) | 56,470 | 6,182 | 1,762 |
| Total operating expenses | | - 6,836,729 | - 6,181,697 | - 5,496,112 |
| Operating income | | 2,565,394 | 2,330,732 | 2,018,381 |
| | | | | |
| Other non-operating income/expense, net | (9) | - 12,303 | - 25,161 | 13,274 |
| Financial income, net | (10) | 121,708 | 10,785 | 40,987 |
| Income before income taxes and minority interest | | 2,674,799 | 2,316,356 | 2,072,642 |
| | | | | |
| Income taxes | (11) | - 801,612 | - 817,053 | - 757,269 |
| Minority interest | | - 1,810 | - 2,896 | - 4,852 |
| Net income | | 1,871,377 | 1,496,407 | 1,310,521 |
| | | | | |
| Earnings per share – basic in € | (12) | 1.53 | 1.21 | 1.05 |
| Earnings per share – diluted in € | (12) | 1.52 | 1.20 | 1.05 |

The accompanying Notes are an integral part of these Consolidated Financial Statements.

## CONSOLIDATED BALANCE SHEETS
as of December 31,

| Assets | Note | 2006 | 2005 |
|---|---|---|---|
| | | €(000) | €(000) |
| Cash and cash equivalents | (13) | 2,398,731 | 2,064,074 |
| Short-term investments | (13) | 930,950 | 1,782,318 |
| Accounts receivables, net | (14) | 2,440,188 | 2,249,482 |
| Inventories | (15) | 3,977 | 19,377 |
| Other assets | (16) | 367,332 | 211,565 |
| Deferred income taxes | (11) | 107,515 | 129,336 |
| Prepaid expenses/deferred charges | (17) | 75,386 | 63,708 |
| Current assets | | 6,324,079 | 6,519,860 |
| Goodwill | (18) | 987,586 | 626,546 |
| Intangible assets, net | (18) | 262,582 | 139,697 |
| Property, plant, and equipment, net | (19) | 1,206,195 | 1,094,965 |
| Investments | (13) | 94,981 | 62,614 |
| Accounts receivable, net | (14) | 2,675 | 1,545 |
| Other assets | (16) | 533,289 | 472,562 |
| Deferred income taxes | (11) | 68,489 | 98,238 |
| Prepaid expenses/deferred charges | (17) | 22,862 | 23,877 |
| Noncurrent assets | | 3,178,659 | 2,520,044 |
| Total assets | | 9,502,738 | 9,039,904 |

| Liabilities, Minority interests and Shareholders' equity | Note | 2006 | 2005 |
|---|---|---|---|
| | | €(000) | €(000) |
| Accounts payable | (20) | 610,033 | 546,447 |
| Income taxes payable | | 260,627 | 365,319 |
| Other liabilities | (20) | 1,298,267 | 1,280,271 |
| Provisions current | (21) | 163,241 | 159,642 |
| Deferred income taxes | (11) | 35,940 | 44,326 |
| Deferred income | (22) | 405,153 | 346,966 |
| Current liabilities | | 2,773,261 | 2,742,971 |
| Accounts payable | (20) | 34,346 | 40,359 |
| Accrued income taxes | | 67,051 | 41,320 |
| Other liabilities | (20) | 72,857 | 56,310 |
| Provisions noncurrent | (21) | 338,459 | 284,611 |
| Deferred income taxes | (11) | 16,422 | 27,020 |
| Deferred income | (22) | 55,032 | 57,460 |
| Total liabilities | | 3,357,428 | 3,250,051 |
| Minority interests | | 9,455 | 7,615 |
| Common stock, no par value | | 1,267,537 | 316,458 |
| Authorized – Not issued or outstanding:<br>495 million at December 31, 2006 and 135 million at December 31, 2005<br>Authorized – Issued and outstanding:<br>1,268 million and 316 million shares at December 31, 2006 and December 31, 2005 | | | |
| Treasury stock | | - 1,741,810 | - 775,318 |
| Additional paid-in capital | | 352,642 | 372,767 |
| Retained earnings | | 6,594,809 | 5,986,186 |
| Accumulated other comprehensive loss | | - 337,323 | - 117,855 |
| Shareholders' equity | (23) | 6,135,855 | 5,782,238 |
| Total liablities, Minority interests and Shareholders' equity | | 9,502,738 | 9,039,904 |

The accompanying Notes are an integral part of these Consolidated Financial Statements.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

**for the years ended December 31,**

| | Number of shares issued and outstanding | Common stock | Additional paid-in capital | Retained earnings |
|---|---|---|---|---|
| | (000) | €(000) | €(000) | €(000) |
| December 31, 2003 | 315,414 | 315,414 | 296,555 | 3,761,086 |
| Net income | | | | 1,310,521 |
| Other comprehensive income/loss, net of tax | | | | |
| Total comprehensive income/loss | | | | |
| Stock-based compensation | | | 186 | |
| Dividends | | | | - 248,716 |
| Treasury stock transactions | | | 8,881 | |
| Convertible bonds and stock options exercised | 590 | 590 | 21,389 | |
| Other | | | - 4,351 | 7,265 |
| December 31, 2004 | 316,004 | 316,004 | 322,660 | 4,830,156 |
| Net income | | | | 1,496,407 |
| Other comprehensive income/loss, net of tax | | | | |
| Total comprehensive income/loss | | | | |
| Stock-based compensation | | | - 36,356 | |
| Dividends | | | | - 340,425 |
| Treasury stock transactions | | | 48,136 | |
| Convertible bonds and stock options exercised | 454 | 454 | 42,294 | |
| Other | | | - 3,967 | 48 |
| December 31, 2005 | 316,458 | 316,458 | 372,767 | 5,986,186 |
| Net income | | | | 1,871,377 |
| Other comprehensive income/loss, net of tax | | | | |
| Total comprehensive income/loss | | | | |
| Stock-based compensation | | | 17,611 | |
| Dividends | | | | - 447,219 |
| Treasury stock transactions | | | 44,434 | |
| Convertible bonds and stock options exercised | 426 | 426 | 48,940 | |
| Issuance of common stock | 950,653 | 950,653 | - 134,768 | - 815,885 |
| Other | | | 3,658 | 350 |
| Impact of first-time adoption of SFAS 158 | | | | |
| December 31, 2006 | 1,267,537 | 1,267,537 | 352,642 | 6,594,809 |

The accompanying Notes are an integral part of these Consolidated Financial Statements.

| | Accumulated other comprehensive income/loss | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Foreign currency translation adjustment | Unrealized gains/losses on marketable securities | Unrecognized pension cost | Unrealized gains/losses on cash flow hedges | Unrealized gains/losses on STAR hedges | Currency effects from intercompany long-term investment transactions | Treasury stock | Total |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| | - 251,673 | 15,979 | - 3,722 | 13,441 | 23,996 | 0 | - 461,631 | 3,709,445 |
| | | | | | | | | 1,310,521 |
| | - 70,723 | - 7,678 | - 7,019 | - 131 | - 15,398 | - 2,473 | | - 103,422 |
| | | | | | | | | 1,207,099 |
| | | | | | | | | 186 |
| | | | | | | | | - 248,716 |
| | | | | | | | - 107,535 | - 98,654 |
| | | | | | | | | 21,979 |
| | | | | | | | | 2,914 |
| | - 322,396 | 8,301 | - 10,741 | 13,310 | 8,598 | - 2,473 | - 569,166 | 4,594,253 |
| | | | | | | | | 1,496,407 |
| | 120,136 | 2,867 | 766 | - 22,273 | 42,814 | 43,236 | | 187,546 |
| | | | | | | | | 1,683,953 |
| | | | | | | | | - 36,356 |
| | | | | | | | | - 340,425 |
| | | | | | | | - 206,152 | - 158,016 |
| | | | | | | | | 42,748 |
| | | | | | | | | - 3,919 |
| | - 202,260 | 11,168 | - 9,975 | - 8,963 | 51,412 | 40,763 | - 775,318 | 5,782,238 |
| | | | | | | | | 1,871,377 |
| | - 148,568 | - 6,692 | | 19,546 | - 47,966 | - 26,022 | | - 209,702 |
| | | | | | | | | 1,661,675 |
| | | | | | | | | 17,611 |
| | | | | | | | | - 447,219 |
| | | | | | | | - 966,492 | - 922,058 |
| | | | | | | | | 49,366 |
| | | | | | | | | 0 |
| | | | | | | | | 4,008 |
| | | | - 9,766 | | | | | - 9,766 |
| | - 350,828 | 4,476 | - 19,741 | 10,583 | 3,446 | 14,741 | - 1,741,810 | 6,135,855 |

## CONSOLIDATED STATEMENTS OF CASH FLOWS
**for the years ended December 31,**

| | Note | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| | | €(000) | €(000) | €(000) |
| Net income | | 1,871,377 | 1,496,407 | 1,310,521 |
| Minority interests | | 1,810 | 2,896 | 4,852 |
| Income before minority interests | | 1,873,187 | 1,499,303 | 1,315,373 |
| Adjustments to reconcile income before minority interests to net cash provided by operating activities: | | | | |
| Depreciation and amortization | | 214,243 | 203,545 | 209,669 |
| Loss (income) from equity investees | (10) | 672 | - 610 | 342 |
| Gains/losses on disposal of property, plant, and equipment | | - 2,114 | - 4,726 | 549 |
| Gains on disposal of investments | | - 298 | - 1,075 | - 14,034 |
| Writeups/downs of financial assets | | 383 | 13,519 | 17,800 |
| Impacts of STAR hedging | | - 79,482 | 7,399 | - 7,428 |
| Stock-based compensation including income tax benefits | | 81,804 | 50,096 | 18,828 |
| Excess tax benefit from stock-based compensation | | - 2,869 | 0 | 0 |
| Change in accounts receivables | | - 270,228 | - 321,926 | - 158,385 |
| Change in accrued and other liabilities | | 132,655 | 165,474 | 433,545 |
| Deferred income taxes | | - 2,124 | - 16,064 | 19,205 |
| Change in other assets | | - 218,895 | - 63,869 | - 9,958 |
| Change in deferred income | | 119,881 | 76,834 | 19,821 |
| Net cash provided by operating activities | (24) | 1,846,815 | 1,607,900 | 1,845,327 |
| Acquisition of minority interests in subsidiaries | | 0 | - 59,964 | - 168,103 |
| Business combinations, net of cash and cash equivalents acquired | | - 504,287 | - 176,849 | - 19,181 |
| Purchase of intangible assets and property, plant, and equipment | | - 366,735 | - 261,762 | - 192,682 |
| Proceeds from disposal of intangible assets and property, plant, and equipment | | 29,004 | 17,243 | 21,381 |
| Purchase of investments | | - 2,055,315 | - 4,484,582 | - 3,540,598 |
| Sales of investments | | 2,765,324 | 4,386,854 | 3,155,661 |
| Purchase of other financial assets | | - 16,967 | - 17,104 | - 30,759 |
| Sales of other financial assets | | 15,154 | 12,709 | 25,959 |
| Net cash used in investing activities | | - 133,822 | - 583,455 | - 748,322 |
| Dividends paid | | - 447,219 | - 340,425 | - 248,716 |
| Purchase of treasury stock | | - 1,149,185 | - 454,357 | - 175,018 |
| Proceeds from reissuance of treasury stock | | 165,105 | 205,695 | 55,856 |
| Proceeds from issuance of common stock (stock-based compensation) | | 49,366 | 42,748 | 15,395 |
| Excess tax benefit from stock-based compensation | | 2,869 | 0 | 0 |
| Repayment of bonds | | - 514 | - 350 | - 2,806 |
| Proceeds from convertible bonds | | 0 | 0 | 6,754 |
| Proceeds from short-term and long-term debt | | 43,761 | 338,558 | 107,807 |
| Repayments of short-term and long-term debt | | - 43,206 | - 339,171 | - 104,389 |
| Proceeds from the exercise of equity-based derivative instruments (STAR hedge) | | 57,376 | 39,278 | 0 |
| Purchase of equity-based derivative instruments (STAR hedge) | | - 53,256 | - 46,864 | - 43,041 |
| Net cash used in financing activities | | - 1,374,903 | - 554,888 | - 388,158 |
| Effect of foreign exchange rates on cash and cash equivalents | | - 3,433 | 88,724 | - 41,791 |
| Net increase in cash and cash equivalents | | 334,657 | 558,281 | 667,056 |
| Cash and cash equivalents at the beginning of the period | | 2,064,074 | 1,505,793 | 838,737 |
| Cash and cash equivalents at the end of the period | (13) | 2,398,731 | 2,064,074 | 1,505,793 |

The accompanying Notes are an integral part of these Consolidated Financial Statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2006

## A. BASIS OF PRESENTATION

### (1) GENERAL

The accompanying Consolidated Financial Statements of SAP AG, together with its subsidiaries (collectively, "we", "SAP", or the "Company"), have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

We are an international corporation with headquarters in Walldorf, Germany. We develop, market and sell a variety of software solutions, primarily enterprise application software products for organizations including corporations, government agencies, and educational institutions. We also offer support and other services (including consulting and training) related to our software offering (see Note 30 for more information).

We began presenting a classified balance sheet in 2006 and revised the prior year consolidated balance sheet to conform to this presentation. Current assets are those that we expect to realize in cash, sell, or consume within one year from the balance sheet date. Current liabilities are those that we expect to discharge by using current assets or creating other current liabilities within the same time frame. In prior years our balance sheet format was based on liquidity and maturity dates regardless of when the asset or liability was expected to be realized or discharged. We made corresponding changes to the presentation of the consolidated statements of cash flows and various notes to the consolidated financial statements to conform to the new balance sheet format. Accordingly, the information presented in these Consolidated Financial Statements may not correspond to what was originally presented in our prior year Consolidated Financial Statements.

In addition to the changes made to establish the classified balance sheet structure, SAP reclassified certain prior period amounts to conform to the current period presentation.

Amounts included in the Consolidated Financial Statements are reported in thousands of euros ("€(000)") unless otherwise stated.

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company's control. We derive a substantial portion of our revenue from software licenses and services sold to customers in Germany, the United States, the United Kingdom, and Japan (see Note 30). Our future revenue and income may be significantly adversely affected by a prolonged economic slowdown in any of these countries or elsewhere. Further, a significant portion of our business is conducted in currencies other than the euro. We continually monitor our exposure to foreign currency exchange risk and have a company-wide foreign currency exchange risk policy under which we may hedge such risks with certain financial instruments. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, Pound sterling, Japanese yen, Swiss franc, Canadian dollar, and Brazilian real could significantly impact our reported financial position and income.

### (2) SCOPE OF CONSOLIDATION

The Consolidated Financial Statements include SAP AG and all of its majority-owned subsidiaries. All significant intercompany transactions and balances relating to consolidated entities have been eliminated.

The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements:

**Number of Legal Entities Consolidated in the Financial Statements**

| | German | Foreign | Total |
|---|---|---|---|
| December 31, 2005 | 17 | 86 | 103 |
| Additions | 5 | 14 | 19 |
| Disposals | -1 | -6 | -7 |
| December 31, 2006 | 21 | 94 | 115 |

The impact of changes in the scope of companies included in the Consolidated Financial Statements during 2006 did not have a significant effect on the comparability of the Consolidated Financial Statements presented. The additions relate to nine newly founded companies and to 10 legal entities added in connection with acquisitions. The disposals are due to mergers of consolidated legal entities.

In 2006, five companies in which we do not have a controlling financial interest but have the ability to exercise significant influence over the operating and financial policies ("equity method investments"), are accounted for using the equity method (2005: three companies).

## (3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Use of Estimates**

The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting periods. In making our estimates, we consider historical and forecast information, as well as regional and industry economic conditions in which the Company or its customers participate, changes to which could negatively impact our estimates, in particular when assessing revenues and costs, the valuation and recoverability of receivables, investments and other assets, and tax positions. Actual results could differ from original estimates.

Our financial position, income, and cash flows are subject to numerous risks and uncertainties. Factors that could affect the Company's future financial statements and cause actual results to differ materially from current expectations include, but are not limited to, further adverse changes in the global economy, consolidation and intense competition in the software industry, decline in customer demand in the most important markets in Europe, the United States, and Asia, as well as fluctuations in currency exchange rates.

**Foreign Currencies**

The assets and liabilities of our foreign operations where the functional currency is not the euro are translated into euros using period-end closing exchange rates, whereas items of income and expense are translated into euros using average exchange rates during the respective periods. The resulting foreign currency translation adjustments are included in Other comprehensive income/loss in the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

Assets and liabilities that are denominated in foreign currencies other than the functional currency are translated at the period-end closing rate with resulting gains and losses reflected in Other non-operating income/expense, net in the Consolidated Statements of Income.

Operating cash flows are translated into euros using average exchange rates during the respective periods whereas investing and financing cash flows are translated into euros using the exchange rates in effect at the time of the respective transaction. The effects on cash of fluctuations in exchange rates are shown in a separate line in the consolidated statements of cash flows.

The exchange rates of key currencies affecting the Company are as follows:

**Exchange Rates**

| | | Closing rate at December 31, | | Annual average exchange rate | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2006 | 2005 | 2004 |
| | | to €1 | to €1 | to €1 | to €1 | to €1 |
| U.S. dollar | USD | 1.3170 | 1.1797 | 1.2611 | 1.2360 | 1.2490 |
| Pound sterling | GBP | 0.6715 | 0.6853 | 0.6800 | 0.6827 | 0.6795 |
| Japanese yen | JPY | 156.93 | 138.90 | 147.02 | 137.08 | 134.73 |
| Swiss franc | CHF | 1.6069 | 1.5551 | 1.5757 | 1.5478 | 1.5421 |
| Canadian dollar | CAD | 1.5281 | 1.3725 | 1.4296 | 1.4908 | 1.6163 |
| Brazilian real | BRL | 2.8202 | 2.7691 | 2.7313 | 2.9240 | 3.6361 |

**Revenue Recognition**

We derive our revenues from the sale or the license of the Company's software products and the sale of maintenance, consulting, development, training, and other services. The Company may license its software in multiple element arrangements if the customer purchases any combination of maintenance, consulting, development, training, or other services in conjunction with the software license.

We recognize revenue pursuant to the requirements of American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2"), as amended. Revenue is recognized using the residual method when company-specific objective evidence of fair value exists for all of the undelivered elements (for example, maintenance, consulting, or other services) in the arrangement, but does not exist for one or more delivered elements (for example, software). We allocate revenue to each undelivered element based on its respective fair value which is the price charged when that element is sold separately or, for elements not yet sold separately, the price we established if it is probable that the price will not change before the element is sold separately. We defer revenue for the undelivered elements and recognize the residual amount of the arrangement fee attributable to the delivered elements, if any, when the basic criteria in SOP 97-2 have been met.

Under SOP 97-2, provided that the arrangement does not involve significant production, modification, or customization of the software, software revenue is recognized when all of the following four criteria have been met:

1. Persuasive evidence of an arrangement exists
2. Delivery has occurred
3. The fee is fixed or determinable, and
4. Collectibility is probable.

If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement we determine that collectibility is not probable, revenue is deferred until payment is received. Substantially all of our software license agreements do not include any acceptance provisions. If an arrangement allows for customer acceptance of the software, we defer revenue until the earlier of customer acceptance or when the acceptance rights lapse.

We usually sell or license software on a perpetual basis. Occasionally we license software for a specified time period. Revenue for short-term time-based licenses, which generally include maintenance during the license period, is recognized ratably over the license term. Revenues for multi-year time-based licenses that include maintenance, whether separately priced or not, are recognized ratably over the license term unless a substantive maintenance renewal rate exists, in which case the amount allocated to software based on the residual method is recognized as software revenue when the basic criteria in SOP 97-2 have been met. Revenues from time-based licenses were not material in any of the periods presented.

If an arrangement provides the customer with the right to receive unspecified additional software products in the future, the entire arrangement is accounted for as a subscription. Revenue from the arrangement is recognized ratably over the term of the arrangement beginning with the delivery of the first product. Revenues from subscriptions were not material in any of the periods presented.

We recognize revenue from resellers upon evidence of sell-through to the end customer. If we become aware that a reseller has granted contingent rights to an end-customer, although we have no contractual obligation to honor such contingent rights, we have a history of doing so and therefore defer revenue recognition until a valid license agreement has been entered into without contingencies or, if applicable, until the contingencies expire.

In multiple-element arrangements involving software and consulting, training, or other services that are not essential to the functionality of the software, the service revenues are accounted for separately from the software revenues.

Maintenance revenues are recognized ratably over the term of the maintenance contract. If a maintenance customer is specifically identified as a bad debtor, we stop recognizing maintenance revenue except to the extent that maintenance fees have already been collected. For time-based licenses and subscriptions, we allocate a portion of the arrangement fee to maintenance revenue based on the estimated fair value of the maintenance.

We recognize consulting, training, and other service revenues as the respective services are performed. Consulting revenues are recognized on a time-and-materials basis or using the proportional performance method. Consulting services primarily comprise implementation support related to the installation and configuration of the Company's software products and do not typically involve significant production, modification, or customization of our software.

Revenues for arrangements that involve significant production, modification, or customization of the software and those in which the services are not available from third-party vendors and therefore are deemed essential to the software, are recognized, depending on the fee structure, on a time-and-materials basis or using the percentage of completion method of accounting, based on direct labor costs incurred to date as a percentage of total estimated project costs required to complete the project. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized when the project is complete and, if applicable, final acceptance is received from the customer. If the arrangement includes elements that do not qualify for contract accounting (for example maintenance and hosting) such elements are accounted for separately provided that the elements have stand-alone value and that company-specific objective evidence of fair value exists. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily rate applicable to the unit delivering the services.

We enter into joint development agreements with customers to leverage their industry expertise and provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights for the future solution. We recognize software revenue in conjunction with these arrangements based upon the percentage of completion method. If we do not have a sufficient basis to measure the progress of completion, revenue is recognized when the project is complete and, if applicable, final acceptance is received from the customer.

The assumptions, risks, and uncertainties inherent in the application of the percentage of completion method or proportional performance method affect the timing and amounts of revenues and expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances. Changes in estimates of SAP's progress towards completion and of contract revenues and contract costs are accounted for as cumulative catch-up adjustments to the reported revenues for the applicable contract.

Hosting services are recognized ratably over the term of hosting contract. Revenues from hosting services are classified as Service revenue and were not material in any of the periods presented.

We account for out-of-pocket expenses rebilled to customers as maintenance, consulting, and training revenues.

**Research and Development**

All research and development costs are expensed as incurred. We have determined that technological feasibility for our software products is reached shortly before the products are available for sale. Costs incurred after technological feasibility is established have not been material.

**Advertising Costs**

Advertising costs are expensed as incurred. Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue unless we obtain a separate identifiable benefit for the contribution and the fair value of such benefit is reasonably estimable.

**Rental Expense**

We are a lessee of property, plant, and equipment, mainly buildings and vehicles, under operating leases that do not transfer to us the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured.

Some of our operating leases contain lessee incentives, such as up-front payments of costs or free or reduced periods of rent. Such incentives are amortized over the life of the lease such that the rent expense is recognized on a straight-line basis over the life of the lease.

### Earnings per Share

Basic earnings per share is determined by dividing consolidated net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all "in the money" securities and other contracts to issue common shares were exercised or converted.

### Goodwill and Other Intangible Assets

We account for all business combinations using the purchase method. As of the date of acquisition, we allocate the purchase price to the fair values of the assets acquired and liabilities assumed. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the tangible assets acquired, to those intangible assets that are required to be recognized and reported separately from goodwill, and to the liabilities assumed.

Purchased intangible assets with estimable useful lives are recorded at acquisition cost, amortized on a straight-line basis over their estimated useful life of two to 12 years, and reviewed for impairment when significant events occur or there are changes in circumstances that indicate that the carrying amount of the asset or asset group may not be recoverable. All of our intangible assets, with the exception of goodwill, have estimable useful lives and are therefore subject to amortization.

We expense immediately the fair value of acquired identifiable in-process research and development ("in-process R&D"), which represents acquired research and development efforts that have not reached technological feasibility and that have no alternative future use.

We do not amortize goodwill but test it for impairment at least annually or when events occur or changes in circumstances indicate the fair value of a reporting unit is less than its carrying value. In 2006 we changed the testing date for the annual goodwill impairment test to better align internal forecasts with cash flow estimates. At no point did more than 12 months lapse between goodwill impairment tests. This change had no financial statement impact.

### Property, Plant, and Equipment

Property, plant, and equipment is valued at acquisition cost plus the fair value of related asset retirement costs, if any, and if reasonably estimable, less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets' estimated useful lives. Interest capitalized has not been material in any period presented.

Property, plant, and equipment is generally depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance method. Land is not depreciated.

| | Useful lives of property, plant, and equipment |
|---|---|
| Buildings | 25 to 50 years |
| Leasehold improvements | Based upon the lease contract |
| Information technology equipment | 3 to 5 years |
| Office furniture | 4 to 20 years |
| Automobiles | 5 years |

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the depreciation period reflects the additional time covered by the option if exercise is reasonably assured when the leasehold improvement is first placed into operation.

### Impairment of Long-Lived Assets

We review for impairment long-lived assets, such as property, plant, equipment, and acquired intangible assets subject to amortization, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. We assess recoverability of assets to be held and used by comparing their carrying amount to the expected future undiscounted net cash flows they are expected to generate. If an asset or group of assets is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value.

We report long-lived assets meeting the criteria to be considered as held-for-sale at the lower of their carrying amount or fair value less anticipated disposal costs. In the years presented, the Company did not recognize any impairment charges on long-lived assets.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of cash at banks and highly liquid investments with original maturities of three months or less.

**Investments**

Investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. This represents a change in policy from the previous financial year when investments with maturities beyond one year were classified as long term regardless of their highly liquid nature. The new policy more accurately reflects the investment of cash that is available for current operations. The prior period presentation has been retrospectively adjusted to reflect this new classification policy. As a result of a retrospective application of this policy we reclassified investments with remaining maturities exceeding one year in the amount of €416 million. Therefore prior year current assets increased by €416 million (6.6%).

Marketable debt and equity securities, other than investments accounted for by the equity method, are classified as available-for-sale or held-to-maturity, depending on our intent with respect to holding such investments. If it is readily determinable, marketable securities classified as available-for-sale are accounted for at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported net of tax as a component of Other comprehensive income within shareholders' equity. We do not classify marketable debt or equity securities as trading.

Investments in privately held companies over which we do not have the ability to exercise significant influence are accounted for at cost. An impairment charge is recognized in earnings in the line item Financial income, net in the period a decline in realizable value below carrying value is deemed to be other than temporary. Gains or losses realized on sales of securities are based on the average-cost method.

Investments accounted for under the equity method are initially recorded at acquisition cost and are subsequently adjusted for our proportionate share of the investees' net income or losses and for amortization of any step-up in the value of the acquired assets over the investees' book value. The excess of our initial investment in equity method companies over our ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill ("investor level goodwill") which is not amortized. We recognize an impairment loss on our equity method investments when a decline in realizable value below carrying value is deemed to be other-than-temporary.

All marketable debt and equity securities, cost method investments, and equity method investments, are evaluated for impairment at least annually or earlier if we become aware of an event that indicates that the carrying amount of the asset may not be recoverable. To determine whether a decline in value below the carrying amount of an asset is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery occurs and whether evidence indicating that the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the decline in fair value, the severity and duration of the decline in realizable value below cost, changes in value subsequent to the balance sheet date, as well as forecasted performance of the investee. If a decline in value below the carrying amount is determined to be other-than-temporary, the asset is written down to fair value through an impairment charge and a new cost basis is established.

Dividend and interest income are recognized when earned.

**Accounts Receivable**

Accounts receivable are recorded at invoiced amounts less an allowance for doubtful accounts. Included in Accounts receivable are unbilled receivables related to fixed-fee and time-and-material consulting arrangements. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable portfolio. We determine the allowance for doubtful accounts using a two-step-approach: After giving consideration to the financial solvency of specific customers, we evaluate homogenous portfolios of receivables according to their default risk primarily based on the age of the receivable and historical loss experience. Account balances are charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. As accounts receivable do not bear interest we discount receivables with a term exceeding one year to their present value using local market interest rates.

After a comprehensive review of our historical accounts receivables loss experience, in 2006 we revised our estimates of the allowance for doubtful accounts to better reflect the recoverability of the receivables within our portfolio. The effect of this change in estimate on operating income, net income, and earnings per share is disclosed in Note 7.

**Financial and Other Assets**

Non-interest-bearing or below-market-rate loans to employees and to third parties are discounted to their present value. In the event of any delay or shortfall in payments due under employee or third-party loans, we perform an individual loan review. The same applies if we become aware of any change in the debtor's financial condition that indicates a delay or shortfall in payments may result. If it is probable that we will not be able to collect the amounts due according to the contractual terms of the loan agreement, an impairment charge is recorded based on our best estimate of the amount that will be recoverable.

Investments in insurance policies held for employee-financed pension plan and prepaid pensions are recorded at actuarially determined values including premiums paid and guaranteed interest. All Other assets are recorded at historical cost which approximates fair value either due to their short-term nature or due to the application of interest.

**Inventories**

We record inventories at the lower of purchase or production cost or market value. Production costs consist of direct salaries, materials, and production overhead.

**Prepaid Expenses and Deferred Charges**

Prepaid expenses and deferred charges are primarily comprised of prepayments of software royalties, operating leases, and maintenance contracts which will be charged to expense in the future periods as such costs are incurred.

**Income Taxes**

Income taxes are accounted for under the asset and liability method. We recognize deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and on operating loss carryforwards.

Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We reduce deferred income tax assets by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Interest on income taxes and penalties on income taxes are classified as income tax expenses.

**Commitments and Contingencies**

Liabilities for loss contingencies are recorded when it is probable that a liability to third parties has been incurred and the amount can be reasonably estimated. We regularly adjust liabilities for loss contingencies as further information develops or circumstances change.

Our software contracts usually contain general warranty provisions guaranteeing that the software will perform according to SAP's stated specifications for six to 12 months. At the time of the sale or license of our software covered by such warranty provisions, we record an accrual for warranty costs based on historical experience.

### Pension Benefit Liabilities

We measure our pension-benefit liabilities based on actuarial computations using the projected-unit-credit method in accordance with SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158") and SFAS 87, *Employers' Accounting for Pensions* ("SFAS 87"). The assumptions used to calculate pension liabilities and costs are shown in Note 21. SFAS 158 requires the recognition of an asset or liability for the overfunded or underfunded status of all defined benefit plans. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in our Consolidated Income Statement. Amortization of an unrecognized net gain or loss is included as a component of our net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of that plan's assets. In that case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan. If unrecognized net gains or losses do not exceed 10% of the greater of the projected benefit obligation or the fair value of that plan's assets these unrecognized net gains and losses are recognized as a separate component of Other comprehensive income (OCI) net of tax.

We also record a liability for amounts payable under the provisions of our various defined contribution plans.

### Deferred Income

Deferred income consists mainly of prepayments made by our customers for maintenance and deferred software license revenues. Deferred software license revenues will be recognized as software, maintenance, or service revenue, depending upon the reasons for the deferral. Recognition of deferred revenue is possible when basic applicable revenue recognition criteria have been met. The current portion of deferred income is expected to be recognized within the next 12 months.

### Stock-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") using the modified-prospective transition method. Accordingly, equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.

Prior to January 1, 2006, we accounted for stock-based compensation based on the intrinsic-value-based method prescribed by Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations. Under this method, compensation expense was recorded only if on the date of grant the current market price of the underlying stock exceeded the exercise price or the exercise price was not fixed at the grant date. SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and SFAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123* ("SFAS 148") established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, we elected to continue to apply the intrinsic-value-based method of accounting described above and adopted only the disclosure requirements of SFAS 123 until SFAS 123R was adopted on January 1, 2006. The following table illustrates the effect on net income and on earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in periods prior to January 1, 2006.

**Net Income**

| | 2005 | 2004 |
|---|---|---|
| | €(000) | €(000) |
| As reported | 1,496,407 | 1,310,521 |
| Add: Expense for stock-based compensation, net of tax according to APB 25 | 31,130 | 23,445 |
| Deduct: Expense for stock-based compensation, net of tax according to SFAS 123 | 138,468 | 181,323 |
| Adjusted | 1,389,069 | 1,152,643 |

**Earnings per Share**

| | 2005 | 2004 |
|---|---|---|
| | € | € |
| Basic - as reported | 1.21 | 1.05 |
| Diluted - as reported | 1.20 | 1.05 |
| Basic - adjusted | 1.12 | 0.93 |
| Diluted - adjusted | 1.12 | 0.92 |

The effect of the adoption of SFAS 123R, which consisted primarily of the effect of remeasuring liability classified awards (STAR 2003, STAR 2004, STAR 2005) from intrinsic value to fair value was immaterial due to the insignificant difference between the intrinsic values and the fair values of the STARs outstanding as of December 31, 2005. See Note 29 for detailed information about our stock-based compensation plans.

**Derivative Financial Instruments**

We use forward exchange derivative financial instruments to reduce the foreign currency exchange risk, primarily of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. As discussed in Note 28, the Company uses call options to hedge its anticipated cash flow exposure attributable to changes in the market value of stock appreciation rights under various plans.

We account for derivatives and hedging activities in accordance with SFAS 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), as amended, which requires that all derivative financial instruments be recorded on the balance sheet at their fair value. The effective portion of the realized and unrealized gain or loss on derivatives designated as cash flow hedges is reported net of tax, as a component of Other comprehensive income. We reclassify the portion of gains or losses on derivatives from Other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, or in the period the derivative contract is terminated, if earlier. The ineffective portion of gains or losses on derivatives designated as cash flow hedges are reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of foreign currency-related cash flow hedges, we exclude differences resulting from time value (that is, spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately. Foreign currency exchange derivatives entered into by us to offset exposure to anticipated cash flows that do not meet the conditions for hedge accounting are recorded at fair value in the Consolidated Balance Sheets with changes in fair value included in earnings.

**Treasury Stock**

Treasury shares are recorded at acquisition cost and are included as a separate component of Shareholders' equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to the Additional paid-in capital on an after-tax basis.

**Comprehensive Income/Loss**

Comprehensive income is comprised of Net income and Other comprehensive income/loss.

Other comprehensive income/loss includes foreign currency translation adjustments, unrecognized pension cost, unrealized gains and losses from derivatives designated as cash flow hedges, unrealized gains and losses resulting from STAR hedges, and unrealized gains and losses from marketable debt and equity securities classified as available-for-sale. Other comprehensive income/loss and comprehensive income are displayed separately in the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

**New Accounting Standards Not Yet Adopted**

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109* ("FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the benefit of a tax position may be recognized only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position, by a taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is to be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. FIN 48 also provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods. Further, the disclosure provisions of FIN 48 call for more information about the uncertainty in income tax assets and liabilities. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The cumulative effect of adopting FIN 48 must be reported as an adjustment to the opening balance of retained earnings, presented separately, for the fiscal year in which the adoption is made. We will adopt FIN 48 for fiscal year 2007. Based on the analysis done so far, we do not expect FIN 48 to have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"), which provides a single definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with a few exceptions in a limited form of retrospective application. We will be required to adopt SFAS 157 in fiscal year 2008. We are currently in the process of determining the impact the adoption of SFAS 157 will have on our consolidated financial statements and disclosures. Based on the analysis done so far, we do not expect SFAS 157 to have a material impact on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115* ("SFAS 159") which permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The following balance sheet items are within the scope of SFAS 159:

- Recognized financial assets and financial liabilities unless a special exception applies
- Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments
- Non-financial insurance contracts
- Host financial instruments resulting from separation of an embedded non-financial derivative instrument from a non-financial hybrid instrument

SFAS 159 will be effective for fiscal years beginning after November 2007 with early adoption possible but subject to certain requirements. We do not expect a material impact from the adoption of SFAS 159 due to the fact that the balance sheet items eligible for the fair value measurement option are not of significance to us.

## (4) ACQUISITIONS

In 2006, we acquired the outstanding shares of three unrelated companies and the net assets of two other unrelated companies. The income of these acquired businesses have been included with our results since the respective acquisition dates. These transactions were immaterial individually and in the aggregate to SAP. The acquired businesses developed and sold software. The aggregate purchase price of these acquisitions was paid in cash and amounted to €492 million net of cash received and was allocated as follows: €133 million as identifiable intangible assets with estimated useful lives ranging from two to 11 years, €1.5 million as in-process research and development which was expensed at the respective acquisition date since the respective acquired technologies had no alternative future use and -€36 million as liabilities net of tangible assets acquired. The remaining €393 million was allocated as goodwill, of which €1.3 million is expected to be fully deductible for tax purposes. The goodwill recognized in 2006 was assigned to our Product, Consulting, and Training segments in the amounts of €337 million, €39 million, and €17 million, respectively. The aggregate purchase price related to our 2006 acquisitions may increase by approximately €4.5 million if certain earn-out considerations and milestones are subsequently achieved by the acquired companies.

Without acquiring the respective businesses as defined by SFAS 141, *Business Combinations* ("SFAS 141"), SAP also acquired software/intellectual property in 2006 from third parties totaling €2.5 million.

Additionally we paid €12 million for achieved milestones and earn-out considerations for business combinations of prior years that were capitalized as goodwill.

In connection with the 2006 transactions discussed above, we assigned the following amounts to identifiable intangible assets:

| Identifiable intangible assets | | Estimated useful lives |
|---|---|---|
| | € million | years |
| Customer contracts | 17.1 | 2 - 11 |
| Intellectual property | 118.3 | 5 - 10 |
| In-process research and development | 1.5 | expensed at the acquisition date |
| Identifiable intangible assets acquired | 136.9 | |

During the year ended December 31, 2005, we completed certain acquisitions, which were immaterial individually and in the aggregate. These acquisitions were accounted for using the purchase method and are included in our Consolidated Financial Statements since the date of acquisition. The aggregate purchase price of these acquisitions in 2005 was €236.8 million (including purchases of SAP Systems Integration AG (SAP SI) shares described below), of which €92.8 million was assigned to identifiable intangible assets with estimated useful lives ranging from two to 12 years, €0.3 million as in-process research and development which was expensed at the acquisition date since the acquired technologies had no alternative future use, €14.5 million to minority interests and –€14.1 million as liabilities net of assets. The remaining €143.3 million was recorded as goodwill. The goodwill recognized in 2005 was assigned to the Product, Consulting, and Training segments in the amounts of €84.2 million, €12.9 million, and €2.0 million, respectively.

In 2005, SAP acquired 4.9% of outstanding shares in its subsidiary SAP SI. The acquisition of shares of SAP SI was accounted for as a purchase business combination. The aggregate purchase price for the SAP SI shares acquired in 2005 was €60.0 million (2004: €168.1 million) which was paid in cash. SAP allocated €44.2 million of the aggregate purchase price to goodwill of the Consulting segment, €14.5 million to minority interests and €1.3 million to identifiable intangible assets. The recorded goodwill is not tax deductible.

SAP entities currently hold 96.5% of SAP SI. At the beginning of February 2006 SAP AG as the main shareholder of SAP SI announced that the cash compensation in return for transferring the shares of the remaining SAP SI shareholders (minority shareholders) to SAP AG as the main shareholder in accordance with German Stock Corporation Act, section 327a, paragraph 1 (squeeze-out) should be €38.83 per share. In order to implement this announcement the Annual General Meeting of Shareholders of SAP SI approved the squeeze-out. Some minority shareholders have appealed against the validity of the decisions taken at SAP SI's Annual General Meeting of Shareholders. As long as the squeeze-out is not approved by court we cannot execute the squeeze-out and acquire the remaining outstanding SAP SI shares.

## B. NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

### (5) REVENUE

Software revenue represents fees earned from the sale or license of software to customers. Maintenance revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. SAP does not separately sell technical support services or unspecified software upgrades, updates, and enhancements. Accordingly, SAP does not distinguish within software and maintenance revenue or within cost of software and maintenance the amounts attributed to technical support services and unspecified software upgrades, updates and enhancements.

Service revenue consists of revenues from consulting and training. Consulting services primarily comprise implementation support related to the installation and configuration of the Company's software products. Training revenue comprises educational services on the use of the Company's software products and related topics for customers and partners.

Other revenue primarily relates to income derived from marketing events.

Revenue information by segment and geographic region is disclosed in Note 30.

### (6) SALES AND MARKETING

Sales and marketing expense includes advertising costs, which amounted to €174 million, €185 million, and €170 million in 2006, 2005, and 2004 respectively.

### (7) OTHER OPERATING INCOME/EXPENSE, NET

Other operating income/expense for the years ended December 31 is as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Bad debt expense | 0 | - 3,409 | - 1,791 |
| Restructuring costs – severance obligations | - 302 | - 899 | - 5,796 |
| Restructuring costs – unused lease space | - 274 | - 832 | - 1,210 |
| Expenses to obtain rental income | 0 | 0 | - 1,517 |
| Miscellaneous other operating expenses | - 38 | - 2,783 | - 2,834 |
| Other operating expense | - 614 | - 7,923 | - 13,148 |
| Bad debt income | 43,004 | 0 | 0 |
| Rental income | 5,222 | 6,811 | 7,135 |
| Receipt of insurance proceeds | 1,751 | 1,618 | 4,318 |
| Miscellaneous other operating income | 7,107 | 5,676 | 3,457 |
| Other operating income | 57,084 | 14,105 | 14,910 |
| | 56,470 | 6,182 | 1,762 |

Charges to the allowance for doubtful accounts for bad debt expense are based on a systematic, ongoing review, and evaluation of outstanding receivables that is performed every month. Specific customer credit loss risks are also included in the allowance for doubtful accounts, but are charged to the respective cost of software and maintenance or cost of service sold. The amount of these provisions for specific customer risks charged to the respective functional cost category of software and maintenance or cost of service approximated €2.6 million, €9 million, and €0 million during 2006, 2005, and 2004, respectively.

In 2006, we revised our estimate to the allowance for doubtful accounts as described in Note 3. The income from the reduction of bad debt allowance of €43 million is primarily a result of this change in estimate. The change in estimate increased our 2006 Operating income by €45.4 million (1.8%), Net income by €28.1 million (1.5%), and basic and diluted earnings per share €0.02 (1.5%).

See Note 21b for more detailed information about costs incurred in connection with exit activities.

## (8) FUNCTIONAL COSTS AND OTHER EXPENSES

We receive conditional promises of €36.7 million for software-related research and development (€25.2 million), recruitment and training of personnel (€1.9 million) and tax payments (€9.6 million). Conditional promises are credited to the respective expense line item.

The information provided below is classified based upon the type of expense. The Consolidated Statements of Income include these amounts in various categories based upon the applicable line of business.

### Cost of Services and Materials

Cost of purchased services and materials, which are included in various operating expense line items in the Consolidated Statements of Income for the years ended December 31 are as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Raw materials and supplies, purchased goods | 31,599 | 30,030 | 27,124 |
| Purchased services | 879,064 | 827,831 | 722,727 |
| | 910,663 | 857,861 | 749,851 |

### Personnel Expenses/Number of Employees

Personnel expenses, which are included in various operating expenses in the Consolidated Statements of Income for the years ended December 31 are as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Salaries | 3,290,044 | 2,882,828 | 2,513,791 |
| Social security costs | 417,001 | 379,240 | 350,052 |
| Pension expense | 126,037 | 109,479 | 104,175 |
| | 3,833,082 | 3,371,547 | 2,968,018 |

Included in personnel expenses for the years ended December 31, 2006, 2005, and 2004, are expenses associated with the stock-based compensation plans as described in Note 29.

The average number of employees in full-time equivalents was as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Employees in full-time equivalents | 38,053 | 34,550 | 31,224 |

Certain employees who are employed by SAP but who are not currently operational or who work part-time while finishing a university degree are excluded from the above figures. Also, certain temporary employees are not included in the above figures. The number of such temporary employees is not material.

## (9) OTHER NON-OPERATING INCOME/EXPENSE, NET

Other non-operating income/expense for the years ended December 31 is as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Foreign currency losses | - 254,971 | - 116,628 | - 140,881 |
| Losses on disposal of fixed assets | - 5,139 | - 2,915 | - 6,696 |
| Other | - 14,715 | - 16,406 | - 8,830 |
| **Other non-operating expenses** | **- 274,825** | **- 135,949** | **- 156,407** |
| Foreign currency gains | 250,668 | 77,987 | 152,831 |
| Gains on disposal of fixed assets | 7,253 | 7,641 | 6,147 |
| Other | 4,601 | 25,160 | 10,703 |
| **Other non-operating income** | **262,522** | **110,788** | **169,681** |
| | - 12,303 | - 25,161 | 13,274 |

## (10) FINANCIAL INCOME, NET

Financial income, net for the years ended December 31 is as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Interest and similar income | 124,026 | 93,778 | 63,880 |
| Interest and similar expenses | - 4,218 | - 3,859 | - 8,122 |
| **Interest income, net** | **119,808** | **89,919** | **55,758** |
| **Gain/loss from investments, net** | **- 578** | **855** | **1,842** |
| - thereof from equity method investments | - 672 | 610 | - 342 |
| Income from marketable securities and loans of financial assets | 157,303 | 64,791 | 2,865 |
| Impairment on minority equity investments | - 1,186 | - 4,026 | - 5,074 |
| Other write-downs of financial assets | - 3,391 | - 12,559 | - 15,329 |
| Gains on sales of equity securities | 298 | 1,075 | 14,034 |
| Unrealized gains/losses on STAR hedge | 7,330 | - 66,166 | - 14,558 |
| Other financial income/expense | - 157,876 | - 63,104 | 1,449 |
| **Other financial loss from investments, net** | **2,478** | **- 79,989** | **- 16,613** |
| | 121,708 | 10,785 | 40,987 |

We derive interest income primarily from Cash and cash equivalents, Short- and Long-term investments, and Other assets. In the table left, Income from marketable securities and loans of financial assets and Other financial income/expense both include €156 million in 2006 (€62.6 million in 2005, €0 million in 2004) resulting from collateral held to secure capital investments made. While holding the collateral, we directly transfer to the debtor any income received on the collateral. Interest income received on the capital investment is included in interest income. We decide on a case by case basis whether to require collateral for its financial investments.

See Notes 13 and 29 regarding writedowns of financial assets and unrealized losses on STAR hedge respectively.

## (11) INCOME TAXES

Income tax expense for the years ended December 31 is comprised of the following components:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Current taxes - Germany | 426,328 | 514,836 | 470,473 |
| Current taxes - Foreign | 377,408 | 318,281 | 267,591 |
| | 803,736 | 833,117 | 738,064 |
| Deferred taxes - Germany | - 357 | 15,317 | 22,120 |
| Deferred taxes - Foreign | - 1,767 | - 31,381 | - 2,915 |
| | - 2,124 | - 16,064 | 19,205 |
| **Income tax expense** | **801,612** | **817,053** | **757,269** |

In 2006, 2005 and 2004, the German government enacted several new tax laws which had a minor effect on corporations. These new tax laws did not include any significant changes of relevance to us and overall had no material effect on any period presented.

Income before income tax and minority interests consists of the following:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Germany | 1,519,182 | 1,454,675 | 1,352,200 |
| Foreign | 1,155,617 | 861,681 | 720,442 |
| | 2,674,799 | 2,316,356 | 2,072,642 |

The effective income tax rate for the years ended December 31, 2006, 2005, and 2004, was 30.0%, 35.3%, and 36.5%, respectively. The following table reconciles the expected income tax expense computed by applying the Company's combined German corporate tax rate of 35.66% (2005: 36.32%; 2004: 36.20%) to the actual income tax expense. The Company's 2006 combined German corporate tax rate includes a corporate income tax rate, after the benefit of deductible trade tax, of 21.85%, (2005: 21.62%; 2004: 21.66%), plus a solidarity surcharge of 5.5% thereon, and trade taxes of 12.61% (2005: 13.51%; 2004: 13.35%).

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| **Income before income taxes** | 2,674,799 | 2,316,356 | 2,072,642 |
| Expected income taxes 35.66% in 2006 (36.32% in 2005, 36.20% in 2004) | 953,833 | 841,300 | 750,296 |
| Foreign tax rate differential | - 25,703 | - 5,717 | - 7,800 |
| Tax effect on non-deductible expenses | 17,644 | 12,776 | 12,631 |
| Prior year taxes | - 80,069 | - 5,787 | 11,422 |
| Tax effect on equity investments and securities | - 71,540 | - 34,626 | - 7,795 |
| Other | 7,452 | 9,107 | - 1,485 |
| **Actual income tax expense** | 801,617 | 817,053 | 757,269 |

Deferred income tax assets and liabilities as of December 31, 2006 and 2005, are summarized (referring to the underlying items) as follows:

| | 2006 | 2005 |
|---|---|---|
| | €(000) | €(000) |
| **Deferred tax assets** | | |
| Intangibles | 15,216 | 12,276 |
| Property, plant, and equipment | 8,027 | 7,785 |
| Financial assets | 23,762 | 30,131 |
| Accounts receivable | 11,614 | 27,982 |
| Net operating loss carryforwards | 8,574 | 9,427 |
| Pension provisions | 45,121 | 39,739 |
| Stock-based compensation | 34,004 | 27,858 |
| Other provisions | 121,697 | 135,145 |
| Deferred income | 33,246 | 38,789 |
| Other | 4,021 | 4,015 |
| | 305,282 | 333,147 |
| Less: Valuation allowance | - 9,502 | - 6,927 |
| **Deferred tax assets** | 295,780 | 326,220 |
| | | |
| **Deferred tax liabilities** | | |
| Intangibles | 37,578 | 22,164 |
| Property, plant, and equipment | 23,720 | 13,600 |
| Financial assets | 22,579 | 34,620 |
| Accounts receivable | 34,529 | 36,411 |
| Pension provisions | 17,411 | 13,034 |
| Stock-based compensation | 7,384 | 198 |
| Other provisions | 5,115 | 8,626 |
| Deferred income | 4,844 | 7,415 |
| Other | 18,978 | 33,924 |
| **Deferred tax liabilities** | 172,138 | 169,992 |
| **Net deferred tax assets** | 123,642 | 156,228 |

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2006, certain foreign subsidiaries of the Company had net operating loss carryforwards amounting to €47,717 thousand (2005: €52,694 thousand), which may be used to offset future taxable income. Of this amount €17,851 thousand predominantly relates to state net operating loss carryforwards in the United States, of which €13,318 thousand expire during the years 2022 through 2026, if not used earlier. The remaining amount is available to be used to offset state taxable income, if any, over the next 15 years. Further €6,002 thousand relates to other net operating loss carryforwards that will expire if not used within one to seven years. Thereof €1,749 thousand will expire within one to two years and €4,253 thousand will expire within three to seven years. The remaining €23,864 thousand relates to other net operating loss carryforwards that do not expire and therefore can be utilized indefinitely.

Deferred tax assets as of December 31, 2006, and 2005, have been reduced by a valuation allowance of €9,502 thousand and €6,927 thousand and, respectively, to a net amount that we believe is more likely than not to be realized.

SAP recognized deferred income tax liabilities of €8,587 thousand (2005: €3,935 thousand) for income taxes on future dividend distributions from foreign subsidiaries, which is based on €297,000 thousand (2005: €217,000 thousand) of cumulative undistributed earnings of those foreign subsidiaries because such earnings are intended to be repatriated. The Company has not recognized a deferred income tax liability on approximately €2,938 million (2005: €2,371 million) for undistributed earnings of its foreign subsidiaries that arose in 2006 and prior years because the Company plans to permanently reinvest those undistributed earnings. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.

Total income taxes including the items charged or credited directly to related components of stockholder's equity for the years ended December 31, 2006, 2005, and 2004 consist of the following:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Income tax from continuing operations | 801,612 | 817,053 | 757,269 |
| Stockholder's equity for items in additional paid in capital related to stock-based compensation | - 10,822 | - 23,035 | - 15,752 |
| Stockholder's equity for items in Other comprehensive income/loss | - 16,522 | 7,792 | - 11,262 |
| | 774,268 | 801,810 | 730,255 |

See Note 23 for the income tax impact of the components of Accumulated other comprehensive income.

## (12) EARNINGS PER SHARE

Convertible bonds and stock options granted to employees under our stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. Convertible bonds and stock options to acquire 23.6 million, 25.2 million, and 37.6 million SAP common shares that were issued in connection with the LTI 2000 Plan or SAP SOP 2002 were not included in the computation of diluted earnings per share for 2006, 2005, and 2004, respectively, because the options' underlying exercise prices were higher than the average market prices of SAP common shares in these periods. The number of outstanding stock options and convertible bonds is presented in Note 29.

| (in thousands, except per share data) | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Net income** | **€1,871,377** | **€1,496,407** | **€1,310,521** |
| | | | |
| **Weighted average shares - basic** | 1,226,263 | 1,239,264 | 1,243,209 |
| Stock options/Convertible bonds | 5,387 | 4,078 | 5,414 |
| **Weighted average shares - diluted** | 1,231,650 | 1,243,342 | 1,248,623 |
| | | | |
| **Earnings per share - basic** | **€1.53** | **€1.21** | **€1.05** |
| **Earnings per share - diluted** | **€1.52** | **€1.20** | **€1.05** |

All amounts shown above do reflect the issuance of bonus shares at a 1-to-3 ratio under the capital increase described in Note 23. Prior period amounts have been adjusted accordingly.

## C. NOTES TO THE CONSOLIDATED BALANCE SHEETS

### (13) CASH AND CASH EQUIVALENTS AND INVESTMENTS

Cash and cash equivalents and Investments as of December 31 consist of the following:

| | Cash and cash equivalents | | Short-term investments | | Equity and other Investments | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| Cash | 477,820 | 455,523 | | | | |
| Money market funds/Fund securities | 203,788 | 381,909 | | 335 | 11,898 | 11,914 |
| Time deposits | 1,598,522 | 1,226,642 | 19,028 | 910,851 | | |
| Commercial paper | 118,601 | | | | | |
| Auction rate securities | | | 154,822 | | | |
| Variable rate demand notes | | | 33,721 | 238,648 | | |
| Other debt securities available-for-sale | | | 715,677 | 625,162 | 246 | 5,275 |
| Marketable equity securities available-for-sale | | | 4,537 | 6,594 | 9,901 | 16,486 |
| Equity securities at cost | | | 3,165 | 728 | 54,579 | 27,532 |
| Equity method securities | | | | | 18,357 | 1,407 |
| | 2,398,731 | 2,064,074 | 930,950 | 1,782,318 | 94,981 | 62,614 |

The estimated year-end fair values of auction rate securities, variable rate demand notes and other debt securities (excluding debt-based funds), by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

| | 2006 | 2005 |
|---|---|---|
| | €(000) | €(000) |
| Due within 1 year | 456,304 | 204,041 |
| Due 1 year through 2 years | 447,916 | 421,121 |
| Due after 2 years | 246 | 243,923 |
| **Total of auction rate securities, variable rate demand notes and debt securities** | **904,466** | **869,085** |

Proceeds from sales of available-for-sale securities in 2006 were €199 million (2005 €0; 2004 €67.7 million). Gross gains realized from sales of available-for-sale securities in 2006 were €0.2 million (2005 €0; 2004 €13.7 million). Gross losses realized from sales of available-for-sale securities in 2006 were €1.8 million (2005 €0; 2004 €0).

**Equity and Debt Securities**

Amounts pertaining to Marketable equity securities and debt securities as of December 31 are as follows:

| | Marketable securities not in loss position | | Marketable securities in loss position | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | for less than 12 months | | for more than 12 months | | Total | |
| | Fair value | Unrealized gains | Fair value | Unrealized losses | Fair value | Unrealized losses | Fair value | Unrealized losses |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| **2006** | | | | | | | | |
| Marketable equity secunties (available-for-sale) | 11,440 | 5,939 | 2,998 | 391 | | | 2,998 | 391 |
| Marketable debt securities (available-for-sale) | 226,415 | 720 | 451,819 | 1,145 | 226,232 | 1,084 | 678,051 | 2,229 |
| Investment fund securities | | | 11,898 | 78 | | | 11,898 | 78 |
| | | | | | | | | |
| **2005** | | | | | | | | |
| Marketable equity securities (available-for-sale) | 23,080 | 13,787 | | | | | | |
| Marketable debt securities (available-for-sale) | 412,959 | 2 | 456,126 | 3,643 | | | 456,126 | 3,643 |
| Investment fund securities | 2,329 | 19 | 9,920 | 79 | | | 9,920 | 79 |

For the year ended December 31, 2006, we recorded other-than-temporary impairment charges related to Marketable securities of €0 million (2005: €0.3 million; 2004: €0 million).

The carrying value of all equity securities at cost was €54.6 million and €27.5 million as of December 31, 2006, and 2005, respectively. Equity securities at cost, which primarily include venture capital investments, are not included in the above table as a market value for those securities is generally not readily obtainable. During 2006, 2005, and 2004, the Company recorded €1.2 million, €3.7 million, and €5.1 million, respectively, in charges related to other-than-temporary impairments of equity securities at cost. The Marketable debt securities as of December 31, 2006, consist of high-quality (investment grade) bonds. The impairments of Marketable debt securities in 2006 resulted from changes in market interest rates and not from changes in the creditworthiness of the underlying debtor. We determine these impairments to be temporary given the short duration of the respective declines in value and the Company's intent and ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery.

## (14) ACCOUNTS RECEIVABLE, NET

Accounts receivable, net include costs and estimated earnings in excess of billings on uncompleted contracts of €145,442 thousand and €144,567 thousand as of December 31, 2006, and 2005, respectively.

Amounts presented in the Consolidated Balance Sheets are net of allowances for bad debts of €24,897 thousand and €72,889 thousand as of December 31, 2006, and 2005, respectively and of sales allowances of €37,361 thousand and €35,763 thousand as of December 31, 2006 and 2005, respectively. See Notes 3 and 7 regarding the change in estimate of our allowance for doubtful accounts. Because the gross amount of all accounts receivable with a term exceeding 12 months have not been material, we have not discounted long-term receivables to their present values since the effect of doing so would not be material.

Accounts receivable, net based on due dates as of December 31 are as follows:

| | 2006 | 2005 |
|---|---|---|
| | €(000) | €(000) |
| Current | 2,440,188 | 2,249,482 |
| Noncurrent | 2,675 | 1,545 |
| | 2,442,863 | 2,251,027 |

Concentrations of credit risks are limited due to our large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5% or more of Total revenues or Accounts receivable, net in 2006, 2005, or 2004.

We do not sell portfolios of receivables to third parties or use receivables as collateral for borrowings.

## (15) INVENTORIES

Inventories primarily consist of costs for office supplies and documentation.

## (16) OTHER ASSETS

| | | | 2006 | | | 2005 |
|---|---|---|---|---|---|---|
| | Current | Noncurrent | Total | Current | Noncurrent | Total |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| Investments in insurance policies held for employee-financed pension plans, and semiretirement | 0 | 278,061 | 278,061 | 0 | 210,966 | 210,966 |
| Income tax receivables | 160,543 | 12,268 | 172,811 | 72,025 | 4,430 | 76,455 |
| Fair value of STAR hedge and other derivatives | 117,102 | 87,332 | 204,434 | 57,490 | 117,766 | 175,256 |
| Other receivables | 41,319 | 40,724 | 82,043 | 35,227 | 30,437 | 65,664 |
| Loans to employees | 8,337 | 42,169 | 50,506 | 5,773 | 42,215 | 47,988 |
| Prepaid pensions | 0 | 45,663 | 45,663 | 0 | 38,595 | 38,595 |
| Rent deposits | 0 | 26,388 | 26,388 | 0 | 27,364 | 27,364 |
| Loans to third parties | 538 | 341 | 879 | 488 | 438 | 926 |
| Miscellaneous other assets | 39,493 | 343 | 39,836 | 40,562 | 351 | 40,913 |
| **Total other financial assets and other assets** | **367,332** | **533,289** | **900,621** | **211,565** | **472,582** | **684,127** |

Detailed information about our derivative financial instruments is presented in Note 28. Investments in insurance policies relate to the employee-financed pension plans as presented in Note 21 (a). The corresponding liability for investments in insurance policies for semiretirement and time accounts is included in employee-related obligations (see Note 21 (b)).

Loans granted to employees primarily consist of interest-free or below-market-rate building loans and amount to a gross value of €61.8 million in 2006 and €59 million in 2005. The effect of discounting the employee loans based on the market interest rates in effect when the loans were granted was €11.3 million in 2006 and €11 in 2005. Amortization of employee loan discounts amounted to €3.1 million in 2006 and €2.6 million in 2005, respectively. There have been no loans to employees or members of the Executive Board and Supervisory Board to assist them in exercising stock options.

Included in Miscellaneous other assets are primarily interest receivables, tax claims, short-term loans, and other items for which the individually recognized amounts are not material.

## (17) PREPAID EXPENSES AND DEFERRED CHARGES

Prepaid expenses and deferred charges are mainly comprised of prepayments for software royalties, operating leases, and maintenance contracts. As of December 31, 2006, €23 million of the total prepaid expenses mature after more than one year (2005: €24 million).

## (18) GOODWILL/INTANGIBLE ASSETS

| | Licenses, trademarks, similar rights, and other intangibles | Goodwill | Total |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| **Purchase cost** | | | |
| **1/1/2006** | 379,745 | 726,640 | 1,106,385 |
| Exchange rate differences | - 17,037 | - 49,872 | - 66,909 |
| Change in the scope of consolidation | 908 | 0 | 908 |
| Additions | 189,088 | 407,407 | 596,495 |
| Retirements/disposals | - 99,333 | 0 | - 99,333 |
| Reclassifications | 911 | 0 | 911 |
| **12/31/2006** | 454,282 | 1,084,175 | 1,538,457 |
| | | | |
| **Accumulated amortization** | | | |
| 1/1/2006 | 240,048 | 100,094 | 340,142 |
| Exchange rate differences | - 8,894 | - 3,505 | - 12,399 |
| Change in the scope of consolidation | 0 | 0 | 0 |
| Additions | 58,708 | 0 | 58,708 |
| Retirements/disposals | - 98,167 | 0 | - 98,167 |
| Reclassifications | 5 | 0 | 5 |
| **12/31/2006** | 191,700 | 96,589 | 288,289 |
| **Carrying value 12/31/2006** | 262,582 | 987,586 | 1,250,168 |
| **Carrying value 12/31/2005** | 139,697 | 626,546 | 766,243 |

The additions to goodwill result from our 2006 acquisitions (€393 million), contingent considerations paid for prior acquisitions (€12 million), and purchase accounting adjustments including resolution for tax uncertainties (€2 million). Refer to Note 4 for further information on acquisitions.

All intangible assets, except goodwill, are subject to amortization. Intangibles consist of three major asset classes:

| | Software and database licenses | Acquired technology | Other | Licenses, trademarks, similar rights, and other intangibles |
|---|---|---|---|---|
| | €(000) | €(000) | €(000) | €(000) |
| **12/31/2006** | | | | |
| **Purchase cost** | 200,603 | 214,076 | 39,603 | 454,282 |
| - thereof additions in 2006 | 52,148 | 118,347 | 18,593 | 189,088 |
| **Accumulated amortization** | 127,468 | 50,465 | 13,767 | 191,700 |
| - thereof amortization in 2006 | 15,627 | 34,860 | 8,221 | 58,708 |
| **Carrying value** | 73,135 | 163,611 | 25,836 | 262,582 |
| Weighted average amortization period in years | 3.0 | 9.0 | 7.5 | |
| | | | | |
| 12/31/2005 | | | | |
| Purchase cost | 160,425 | 194,217 | 25,103 | 379,745 |
| Accumulated amortization | 124,432 | 108,738 | 6,878 | 240,048 |
| Carrying value | 35,993 | 85,479 | 18,225 | 139,697 |

Software and database licenses consist primarily of technology for internal use whereas Acquired technology consists primarily of purchased software to
be incorporated into our product offerings. During fiscal year 2006, 2005, and 2004, amortization expense for Acquired technology amounted to €35 million, €30 million, and €29 million, respectively. The additions to software and database licenses in 2006 were individually acquired from third parties, whereas the additions to Acquired technology and Other intangibles primarily result from our acquisitions discussed in Note 4.

Other intangibles consist primarily of trademark licenses and customer contracts acquired as well as in-process research and development which is fully amortized immediately. For further information see Note 4.

The estimated aggregate amortization expense for our intangible assets as of December 31, 2006, for each of the five succeeding years ending December 31, is as follows:

| | €(000) |
|---|---|
| 2007 | 58,400 |
| 2008 | 50,952 |
| 2009 | 45,006 |
| 2010 | 34,961 |
| 2011 | 21,955 |
| thereafter | 51,308 |

The carrying amount of goodwill by reportable segment as of December 31, 2006, and 2005, is as follows (for further information see Note 30):

| Segment | 12/31/2006 €(000) | Thereof additions in 2006 €(000) | 12/31/2005 €(000) | Thereof additions in 2005 €(000) |
|---|---|---|---|---|
| Product | 618,397 | 350,444 | 308,647 | 84,185 |
| Consulting | 340,338 | 39,725 | 304,934 | 56,995 |
| Training | 28,851 | 17,238 | 12,965 | 2,066 |
| | 987,586 | 407,407 | 626,546 | 143,246 |

## (19) PROPERTY, PLANT, AND EQUIPMENT

| | Land, leasehold improvements, and buildings, including buildings on third-party land | Other property, plant, and equipment | Payments and construction in progress | Total |
|---|---|---|---|---|
| | €(000) | €(000) | €(000) | €(000) |
| **Purchase cost** | | | | |
| **1/1/2006** | 954,983 | 1,046,357 | 43,470 | 2,044,810 |
| Exchange rate differences | - 23,617 | - 18,879 | - 628 | - 43,124 |
| Change in the scope of consolidation | 389 | 4,207 | 0 | 4,596 |
| Additions | 33,178 | 186,792 | 91,835 | 311,805 |
| Retirements/disposals | - 11,987 | - 121,586 | 0 | - 133,573 |
| Reclassifications | 22,606 | 1,910 | - 25,427 | - 911 |
| **12/31/2006** | 975,552 | 1,098,801 | 109,250 | 2,183,603 |
| | | | | |
| **Accumulated depreciation** | | | | |
| **1/1/2006** | 287,336 | 662,509 | 0 | 949,845 |
| Exchange rate differences | - 7,877 | - 12,241 | 0 | - 20,118 |
| Change in the scope of consolidation | 0 | 0 | 0 | 0 |
| Additions | 27,774 | 127,761 | 0 | 155,535 |
| Retirements/disposals | - 10,956 | - 96,893 | 0 | - 107,849 |
| Reclassifications | 0 | - 5 | 0 | - 5 |
| **12/31/2006** | 296,277 | 681,131 | 0 | 977,408 |
| **Carrying value 12/31/2006** | 679,275 | 417,670 | 109,250 | 1,206,195 |
| **Carrying value 12/31/2005** | 667,647 | 383,848 | 43,470 | 1,094,965 |

The additions and disposals in Other property, plant, and equipment relate primarily to the renewal and purchase of computer hardware and cars acquired in the normal course of business.

Interest capitalized has not been material to any period presented.

During fiscal year 2006, 2005, and 2004, depreciation expense for Property, plant, and equipment was €156 million, €158 million, and €164 million, respectively. The majority of depreciation expense in all years related to Other property, plant, and equipment.

## (20) ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and Other liabilities based on due dates as of December 31 are as follows:

| | Term less than 1 year | Term between 1 and 5 years | Term more than 5 years | Balance on 12/31/2006 | Balance on 12/31/2005 |
|---|---|---|---|---|---|
| | €(000) | €(000) | €(000) | €(000) | €(000) |
| Other employee-related liabilities | 948,628 | 0 | 50,513 | 999,141 | 926,546 |
| Payables to suppliers | 580,966 | 403 | 0 | 581,369 | 516,881 |
| Other taxes | 220,236 | 0 | 0 | 220,236 | 232,700 |
| Advanced payments received | 29,067 | 33,943 | 0 | 63,010 | 69,925 |
| Bank loans and overdraft | 24,556 | 0 | 1,614 | 26,170 | 24,300 |
| Other financial liabilities | 18,128 | 1,204 | 0 | 19,332 | 52,548 |
| Other liabilities | 86,719 | 12,301 | 7,225 | 106,245 | 100,487 |
| | 1,908,300 | 47,851 | 59,352 | 2,015,503 | 1,923,387 |

Liabilities are unsecured, except for the retention of title and similar rights customary in industry. Effective interest rates of bank loans were 8.08% in 2006 and 7.22% in 2005, and 6.14% in 2004, respectively.

On November 5, 2004, SAP AG entered into a €1 billion syndicated revolving credit facility agreement with an initial term of five years. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin ranging from 0.20% to 0.25% depending on the amount drawn. We are also required to pay a commitment fee of 0.07% per annum on the unused available credit. As of December 31, 2006, and 2005, there were no borrowings outstanding under the facility.

Additionally, as of December 31, 2006 and 2005, SAP AG had available lines of credit totaling €599,400 thousand and €553,400 thousand, respectively. As of December 31, 2006, and 2005, there were no borrowings outstanding under these lines of credit.

As of December 31, 2006, and 2005, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €109,306 thousand and €217,712 thousand, respectively. Total aggregate borrowings under these lines of credit, which are predominantly guaranteed by SAP AG, amounted to €26,170 thousand as of December 31, 2006, and €24,300 thousand as of December 31, 2005.

## (21) PROVISIONS

Provisions based on due dates as of December 31 were as follows:

| | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| | Current | Noncurrent | Total | Current | Noncurrent | Total |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| Pension plans and similar obligations (see Note 21a) | 991 | 230,648 | 231,639 | 0 | 183,619 | 183,619 |
| Other obligations (see Note 21b) | 162,250 | 107,811 | 270,061 | 159,642 | 100,992 | 260,634 |
| | 163,241 | 338,459 | 501,700 | 159,642 | 284,611 | 444,253 |

**a) Pension Plans and Similar Obligations**

We maintain several defined benefit and defined contribution plans for our employees in Germany and at our foreign subsidiaries, which provide for old age, disability, and survivors' benefits. The measurement dates for the domestic and foreign benefit plans are December 31. Individual benefit plans have also been established for members of the Executive Board.

The accrued liabilities on the balance sheet for pensions and other similar obligations at December 31 consist of the following:

| | 2006 | 2005 |
|---|---|---|
| | €(000) | €(000) |
| Domestic benefit plans | 8,174 | 13,410 |
| Foreign benefit plans | 32,630 | 19,280 |
| Other defined benefit plans not included in footnote | 285 | 4,806 |
| **Total defined benefit plans** | 41,089 | 37,496 |
| Employee financed plans | 190,550 | 146,123 |
| **Total pension plans** | 231,639 | 183,619 |

The increase in total provisions for pension plans mainly result from an increase in employee financed plans. The related insurance contracts held by us resulted in an increase in Other assets by the same amount. For detailed information on our Employee-Financed Pension Plans see further information below.

Other foreign pension plans and similar obligation include obligations similar to pensions. Plans that do not fall in the scope of SFAS 158 or SFAS 87 have been reclassified to other employee provisions. Furthermore, in 2006 we have included additional smaller foreign benefit plans in the detailed defined pension plan disclosures below.

We adopted the recognition and disclosure requirements of SFAS 158 as of December 31, 2006. SFAS 158 requires recognition of the funded status of our defined benefit pension on the consolidated balance sheet on a prospective basis and recognize as a component of Accumulated other comprehensive income (loss), net of tax, the gains or losses, and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. Additional minimum pension liabilities and related intangible assets were also derecognized upon adoption of the new standard. The incremental effect of applying SFAS 158 on individual line items of the balance sheet as of December 31, 2006, is shown below:

| | Before application of SFAS 158 | Adjustments | After application of SFAS 158 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Intangible assets | 262,155 | 427 | 262,582 |
| Deferred tax assets (noncurrent) | 66,164 | 2,325 | 68,489 |
| Pension liabilities and other obligations | - 28,621 | - 12,468 | - 41,089 |
| Deferred tax liability (noncurrent) | - 16,372 | - 50 | - 16,422 |
| Accumulated other comprehensive income | 327,557 | 9,766 | 337,323 |

The Consolidated Balance Sheets include the following significant components related to defined benefit pension plans based upon the situation as of December 31, 2006, and 2005:

| | 2006 | 2005 |
|---|---|---|
| | €(000) | €(000) |
| Pension assets | 45,663 | 38,595 |
| - thereof principal pension benefit plans | 45,221 | 37,594 |
| - thereof insignificant pension benefit plans not included in notes | 442 | 1,001 |
| Accumulated other comprehensive income | 27,701 | 15,660 |
| - thereof principal pension benefit plans | 28,214 | 15,517 |
| - thereof insignificant pension benefit plans not included in notes | - 513 | 143 |
| Less income tax effect (deferred income tax assets net of deferred tax liabilities) | 7,960 | 5,685 |
| - thereof principal pension benefit plans | 7,994 | 5,633 |
| - thereof insignificant pension benefit plans not included in notes | - 34 | 52 |
| Accumulated other comprehensive income net of income taxes | 19,741 | 9,975 |
| - thereof principal pension benefit plans | 20,220 | 9,884 |
| - thereof insignificant pension benefit plans not included in notes | - 479 | 91 |
| Accrued pension benefit liability | - 41,089 | - 33,876 |
| - thereof principal pension benefit plans | - 40,804 | - 32,690 |
| - thereof insignificant pension benefit plans not included in notes | - 285 | - 1,186 |

**Domestic Benefit Plans**

Our domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.

The change of the benefit obligation and the change in plan assets for the domestic plans are as follows:

| | 2006 | 2005 |
|---|---|---|
| | €(000) | €(000) |
| **Change in benefit obligation** | | |
| Benefit obligation at beginning of year | 42,745 | 33,236 |
| Additional plans included in pension disclosure | 715 | 0 |
| Service cost | 394 | 300 |
| Interest cost | 1,719 | 1,640 |
| Actuarial gain/loss | - 3,695 | 8,361 |
| Benefits paid | - 999 | - 792 |
| **Benefit obligation at year end** | 40,879 | 42,745 |
| | | |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | 28,722 | 27,536 |
| Additional plans included in pension disclosure | 163 | 0 |
| Actual return on plan assets | 1,597 | 295 |
| Employer contributions | 3,222 | 1,683 |
| Benefits paid | - 999 | - 740 |
| Assets transferred to defined contribution plan | 0 | - 52 |
| **Fair value of plan assets at year end** | 32,705 | 28,722 |
| | | |
| **Funded status at year end** | - 8,174 | - 14,023 |
| | | |
| **Amounts recognized in the consolidated balance sheets:** | | |
| Noncurrent pension assets | 0 | 6 |
| Accrued benefit liability (current) | 0 | 0 |
| Accrued benefit liability (noncurrent) | - 8,174 | - 13,410 |
| **Net amount recognized** | - 8,174 | - 13,404 |

Due to the fact that the application of SFAS 158 is required prospectively only we recognized the unfunded status of our domestic benefit plans in 2006 on the balance sheet. Comparative figures for 2005 were recognized in accordance with SFAS 87 applicable on December 31, 2005.

The following weighted average assumptions were used for the actuarial valuation of our domestic pension benefit obligation as of the respective measurement date:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | % | % | % |
| Discount rate | 4.5 | 4.0 | 5.0 |
| Compensation increase | 2-5 | 2-7 | 2-7 |

The components of net periodic benefit cost of our domestic benefit plans for the years ended December 31 are as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Service cost | 394 | 300 | 301 |
| Interest cost | 1,719 | 1,640 | 1,587 |
| Expected return on plan assets | - 1,274 | - 1,572 | - 1,638 |
| Amortization of initial net obligation | 42 | 42 | 42 |
| Amortization of prior service cost | 0 | 762 | 503 |
| Amortization of net loss | 2,306 | 0 | 0 |
| **Net periodic benefit cost** | 3,187 | 1,172 | 795 |

Amounts recognized in Accumulated other comprehensive income consist of:

| | 2006 |
|---|---|
| | €(000) |
| Initial net transition obligation | 406 |
| Net loss | 10,131 |
| **Total unrecognized pension cost** | **10,537** |

The weighted average assumptions used for determining the net periodic pension cost for our domestic pension plans for 2006, 2005, and 2004, were as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | % | % | % |
| Discount rate | 4.0 | 5.0 | 5.3 |
| Expected return on plan assets | 4.25 | 5.5 | 6.0 |
| Rate of compensation increase | 2-5 | 2-7 | 2-7 |

Our investment strategy in Germany is to invest all contributions into stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies. The assumed discount rates are derived from rates available on high-quality fixed-income investments for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.

**Foreign Benefit Plans**

Foreign defined benefit plans provide participants with pension benefits that are based on compensation levels, age, and years of service.

The change of the benefit obligation and the change in plan assets for foreign defined benefit plans are as follows:

| | 2006 | 2005 |
|---|---|---|
| | €(000) | €(000) |
| **Change in benefit obligation** | | |
| Benefit obligation at beginning of year | 256,658 | 189,838 |
| Additional plans included in pension disclosure | 5,061 | 0 |
| Service cost | 35,911 | 29,872 |
| Interest cost | 10,358 | 9,021 |
| Employee contributions | 3,271 | 2,965 |
| Actuarial loss/gain | - 4,925 | 15,064 |
| Benefits paid | - 7,338 | - 7,853 |
| Foreign currency exchange rate changes | - 24,687 | 17,751 |
| Other changes | 740 | 0 |
| **Benefit obligation at year end** | **275,049** | **256,658** |
| | | |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | 241,642 | 185,628 |
| Additional plans included in pension disclosure | 4,700 | 0 |
| Actual return on plan assets | 26,702 | 18,087 |
| Employer contributions | 41,874 | 20,385 |
| Employee contributions | 3,271 | 2,965 |
| Benefits paid | - 7,158 | - 6,554 |
| Foreign currency exchange rate changes | - 23,391 | 21,131 |
| Other changes | 0 | 0 |
| **Fair value of plan assets at year end** | **287,640** | **241,642** |
| | | |
| **Funded status at year end** | **12,591** | **- 15,016** |
| | | |
| **Amounts recognized in the consolidated balance sheets:** | | |
| Prepaid benefit cost | 45,221 | 37,588 |
| Accrued benefit liability (current) | - 991 | 0 |
| Accrued benefit liability (noncurrent) | - 31,639 | - 19,280 |
| **Net amount recognized** | **12,591** | **18,308** |

Due to the fact that SFAS 158 need only be applied prospectively we recognized the unfunded status of our domestic benefit plans in 2006 on the balance sheet. Comparative figures for 2005 were recognized in accordance with SFAS 87 applicable on December 31, 2005.

There were no plan transfers, divestitures, curtailments, or settlements impacting our foreign benefit plans in 2006 or 2005.

Assumptions regarding discount rates, rates of increase in compensation, and long-term rates of return on plan assets used in calculating the projected benefit obligations vary according to the economic conditions of the country in which the benefit plans are situated. The following are weighted averages of the assumptions that were used for the actuarial valuation of our foreign pension benefit obligation as of the respective measurement date.

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | % | % | % |
| Discount rate | 4.4 | 4.2 | 4.5 |
| Rate of compensation increase | 4.6 | 4.9 | 4.9 |

The components of net periodic benefit cost of our foreign benefit plans for the years ended December 31 are as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Service cost | 35,911 | 29,872 | 30,220 |
| Interest cost | 10,358 | 9,021 | 7,817 |
| Expected return on plan assets | - 17,000 | - 14,270 | - 11,959 |
| Amortization of initial net obligation | 189 | 175 | 176 |
| Amortization of prior service cost | - 139 | - 141 | - 139 |
| Amortization of net loss | 808 | 150 | 812 |
| Other | 253 | 0 | 0 |
| **Net periodic benefit cost** | **30,380** | **24,807** | **26,927** |

Amounts recognized in Accumulated other comprehensive income consist of:

| | 2006 |
|---|---|
| | €(000) |
| Initial net transition obligation | 1,690 |
| Prior service credit | - 356 |
| Net loss | 16,343 |
| **Total unrecognized pension cost** | **17,677** |

The following are weighted averages of the assumptions that were used to determine net periodic pension cost for our foreign pension plans for 2006, 2005, and 2004:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | % | % | % |
| Discount rate | 4.1 | 4.5 | 4.7 |
| Expected return on plan assets | 6.9 | 6.9 | 6.9 |
| Rate of compensation increase | 4.5 | 5.0 | 4.7 |

The expected return on plan asset assumptions is based on weighted average expected long-term rate of returns for each asset class which are estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications when considered necessary. For example, the excessive returns on equity securities in the late 1990s were given less weight in the expected return on plan assets assumption than were the more moderate returns before and since then. The assumed discount rates are derived from rates available on high-quality fixed-income investments for which the timing and amounts of payments match the timing and amounts of our projected pension payments. Our foreign benefit plan asset allocation at December 31, 2006, as well as the target asset allocation, are as follows:

| Asset category | Target asset allocation 2007 | Actual % of 2006 plan assets | Target asset allocation 2006 | Actual % of 2005 plan assets |
|---|---|---|---|---|
| | % | % | % | % |
| Equity | 54.7 | 57.4 | 53.8 | 57.2 |
| Fixed income | 41.0 | 40.8 | 37.2 | 31.8 |
| Real estate | 3.2 | 1.4 | 2.9 | 0.4 |
| Insurance policies | 0.0 | 0.0 | 5.5 | 3.7 |
| Other | 1.1 | 0.4 | 0.6 | 6.9 |
| | 100.0 | 100.0 | 100.0 | 100.0 |

The investment strategies for foreign benefit plans vary according to the individual conditions of the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Our policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.

**Additional Information on Funded Status for Domestic and Foreign Plans**

The total accumulated benefit obligation for our principal domestic and foreign benefit plans for the year ended 2006 was €40,394 thousand (2005: €42,147 thousand) and €257,261 thousand (2005: €228,647 thousand), respectively. The projected benefit obligation, Accumulated benefit obligation, and Fair value of plan assets for the Group's domestic and foreign defined benefit pension plans with accumulated benefit obligations in excess of plan assets are as follows:

| | Projected benefit obligation | Accumulated benefit obligation | Fair value of plan assets | Underfunding of accumulated benefit obligation |
|---|---|---|---|---|
| | €(000) | €(000) | €(000) | €(000) |
| **12/31/2006** | | | | |
| Domestic plans | 40,879 | 40,394 | 32,705 | 7,689 |
| Foreign plans | 109,196 | 101,270 | 77,768 | 23,502 |
| **Total** | 150,075 | 141,664 | 110,473 | 31,191 |
| | | | | |
| **12/31/2005** | | | | |
| Domestic plans | 42,745 | 42,147 | 28,722 | 13,425 |
| Foreign plans | 21,578 | 16,686 | 0 | 16,686 |
| **Total** | 64,323 | 58,833 | 28,722 | 30,111 |

**Additional Information on Estimated Recognition of Components of Net Periodic Benefit Costs and Other Amounts Recognized in Other Comprehensive Income**

We estimate the following amounts for prior service cost and unrecognized transition assets of our defined benefits plans to be amortized from Accumulated other comprehensive income into net periodic benefit cost over the next fiscal year:

| | 2007 |
|---|---|
| | €(000) |
| **Estimated amounts expected to be recognized from OCI over the next fiscal year** | |
| Initial net obligation | 106 |
| Prior service credit | - 58 |
| Net loss | 1,619 |
| | 1,667 |

**Expected Future Contributions and Benefits**

Our expected contribution in 2007 is €1,815 thousand for domestic defined benefit plans and €45,576 thousand for foreign defined benefit plans, all of which is expected to be paid as cash contributions.

The estimated future pension benefits to be paid over the next 10 years by domestic and foreign benefit plans for the years ended December 31 are as follows:

| | Domestic plans | Foreign plans | Total |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| 2007 | 1,184 | 9,313 | 10,497 |
| 2008 | 1,392 | 11,121 | 12,513 |
| 2009 | 1,419 | 12,676 | 14,095 |
| 2010 | 1,610 | 14,115 | 15,725 |
| 2011 | 1,691 | 16,147 | 17,838 |
| 2012-2016 | 10,540 | 112,413 | 122,953 |

**Contribution Plans**

We also maintain domestic and foreign defined contribution plans. Amounts contributed by the Company under such plans are based upon a percentage of the employees' salary or the amount of contributions made by employees. The costs associated with defined contribution plans were €92,427 thousand, €82,128 thousand, and €76,453 thousand in 2006, 2005, and 2004 respectively.

**Employee-Financed Pension Plan**

In Germany we maintain an unqualified employee-financed plan, whereby employees may contribute a limited portion of their salary. We purchase and hold guaranteed fixed rate insurance contracts, which are recorded in Other assets (see Note 16) and are equal to the obligations under the plan (€190,550 thousand and €146,123 thousand at December 31, 2006, and 2005, respectively).

**b) Other Obligations**

Other obligations as of December 31 are as follows:

| | | | 2006 | | | 2005 |
|---|---|---|---|---|---|---|
| | Current | Noncurrent | Total | Current | Noncurrent | Total |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| STAR obligations | 82,534 | 50,792 | 133,326 | 73,966 | 48,274 | 122,240 |
| Employee-related obligations | 46,553 | 46,726 | 93,279 | 33,869 | 41,636 | 75,505 |
| Customer-related obligations | 26,141 | 0 | 26,141 | 43,404 | 0 | 43,404 |
| Restructuring obligations | 1,951 | 3,527 | 5,478 | 3,997 | 5,528 | 9,525 |
| Warranty obligations | 2,700 | 0 | 2,700 | 2,900 | 0 | 2,900 |
| Other obligations | 2,371 | 6,766 | 9,137 | 1,506 | 5,554 | 7,060 |
| | 162,250 | 107,811 | 270,061 | 159,642 | 100,992 | 260,634 |

Employee-related obligations primarily comprise provisions for time credits, severance payments, jubilee expenses, semi-retirement, and provisions for special legal or contractual one-time post-employment termination benefits.

Warranty obligations represent estimated future warranty obligations and other minor routine items provided under our maintenance contracts. We generally provide a six to 12 month warranty on our software and classify these as current obligations. We determine the warranty obligations based on the historical average cost of fulfilling our obligations under these commitments. Changes in the warranty obligations in 2006, 2005, and 2004 are summarized below:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| **Balance as of 1/1** | 2,900 | 3,852 | 7,600 |
| Additions | 2,700 | 2,849 | 3,852 |
| Utilization | 2,900 | 2,737 | 4,366 |
| Release | 0 | 1,064 | 3,234 |
| **Balance as of 31/12** | 2,700 | 2,900 | 3,852 |

Exit activities include contract termination and similar restructuring costs for unused lease space and severance benefits. Restructuring obligations are included in the Consolidated Statements of Income in the line item Other operating expense, net. The following table presents the beginning and ending balances along with additions and deductions incurred:

| | Unused lease space | Severance payments for re-structuring | Total |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| **Balance as of 1/1/2004** | 17,691 | 3,529 | 21,220 |
| Additions | 2,625 | 6,972 | 9,597 |
| Utilization | - 7,557 | - 3,668 | - 11,225 |
| Release | - 1,415 | - 1,176 | - 2,591 |
| Currency | - 779 | 13 | - 766 |
| **Balance as of 12/31/2004** | 10,565 | 5,670 | 16,235 |
| - thereof current | 4,404 | 4,846 | 9,250 |
| - thereof noncurrent | 6,161 | 824 | 6,985 |
| | | | |
| **Balance as of 1/1/2005** | 10,565 | 5,670 | 16,235 |
| Additions | 2,379 | 4,203 | 6,582 |
| Utilization | - 4,404 | - 4,846 | - 9,250 |
| Release | - 1,547 | - 3,304 | - 4,851 |
| Currency | 833 | - 24 | 809 |
| **Balance as of 12/31/2005** | 7,826 | 1,699 | 9,525 |
| - thereof current | 2,418 | 1,579 | 3,997 |
| - thereof noncurrent | 5,408 | 120 | 5,528 |
| | | | |
| **Balance as of 1/1/2006** | 7,826 | 1,699 | 9,525 |
| Additions | 2,589 | 2,161 | 4,750 |
| Utilization | - 2,770 | - 1,492 | - 4,262 |
| Release | - 2,315 | - 1,859 | - 4,174 |
| Currency | - 341 | - 20 | - 361 |
| **Balance as of 12/31/2006** | 4,989 | 489 | 5,478 |
| - thereof current | 1,919 | 32 | 1,951 |
| - thereof noncurrent | 3,070 | 457 | 3,527 |

Severance benefits that do not vest or accumulate are recognized when it becomes probable that an obligation has been incurred and the amount is reasonably estimable. In 2006, 2005, and 2004 we accounted for most severance obligations in accordance with SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146") since the majority of the severance activities related to one-time events.

Provision for unused lease space relates to costs that we will continue to incur for vacated space under various operating lease contracts that will have no future economic benefit.

## (22) DEFERRED INCOME

Deferred income consists mainly of prepayments for maintenance and deferred software license revenues. Deferred software license revenues will be recognized as software, maintenance, or service revenue, depending upon the reasons for the deferral. The current portion of deferred income is expected to be recognized within the next 12 months. Recognition of deferred income is possible when basic applicable revenue recognition criteria have been met (see Note 3).

## (23) SHAREHOLDERS' EQUITY

### Common Stock

As of December 31, 2006, SAP AG had 1,267,537,248 (2005: 316,457,821) no-par common shares issued (including treasury stock) with a calculated nominal value of €1 per share.

The number of common shares increased by 426,491 (corresponding to €426,491) in 2006 as a result of the exercise of awards granted under certain stock-based compensation plans (2005: 454,221 corresponding to €454,221). The number of common shares further increased by 950,652,936 (corresponding to €950,652,936) with the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds. The increase in common shares from corporate resources pursuant to a resolution of the May 9, 2006, Annual General Meeting of Shareholders became effective December, 15 on entry in the Company's commercial register. With its implementation on the capital market on December 21, each SAP AG shareholder received three additional (or "bonus") shares for one existing share. The new shares qualify for dividend with effect from the beginning of 2006.

Shareholdings in SAP AG as of December 31, 2006, are as follows:

| | Number of shares | Subscribed capital | Number of shares | Subscribed capital |
|---|---|---|---|---|
| | 2006 | 2006 | 2005 | 2005 |
| | (000) | % | (000) | % |
| Hasso Plattner GmbH & Co. Beteiligungs-KG | 113,719 | 9.0 | 31,650 | 10.0 |
| Dietmar Hopp Stiftung GmbH | 109,869 | 8.7 | 27,467 | 8.7 |
| Klaus Tschira Stiftung gGmbH | 67,472 | 5.3 | 17,641 | 5.6 |
| Dr. h.c. Tschira Beteiligungs GmbH & Co. KG | 63,331 | 5.0 | 15,833 | 5.0 |
| Hasso Plattner Förderstiftung gGmbH | 16,062 | 1.2 | 4,763 | 1.5 |
| DH-Besitzgesellschaft mbH & Co. KG[1] | 10,200 | 0.8 | 4,061 | 1.3 |
| Dr. h.c. Tschira and wife | 2,000 | 0.2 | 500 | 0.2 |
| Treasury stock | 49,251 | 3.9 | 6,679 | 2.1 |
| Free float | 835,633 | 65.9 | 207,864 | 65.6 |
| | 1,267,537 | 100.0 | 316,458 | 100.0 |

[1] DH-Besitzgesellschaft mbH & Co. KG is wholly owned by Dietmar Hopp.

### Authorized Capital

The Articles of Association authorize the Executive Board of SAP AG (the "Executive Board") to increase the Subscribed capital

- up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash until May 11, 2010 ("Authorized Capital I"). The issuance is subject to the statutory subscription rights of existing shareholders

- up to a total amount of €180 million through the issuance of new common shares in return for contributions in cash until May 8, 2011 ("Authorized Capital Ia"). The issuance is subject to the statutory subscription rights of existing shareholders
- up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash or in kind until May 11, 2010 ("Authorized Capital II"). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' statutory subscription rights
- up to a total amount of €180 million through the issuance of new common shares in return for contributions in cash or in kind until May 8, 2011 ("Authorized Capital IIa"). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' statutory subscription rights
- up to an aggregate amount of €15 million against contribution in cash by issuing new common shares until May 1, 2007 ("Authorized Capital III"). The new shares may be subscribed to by a credit institution only, and only to the extent that such credit institution, releasing SAP from its corresponding obligation, satisfies the conversion and subscription rights granted under the SAP AG 2000 Long Term Incentive Plan ("LTI 2000 Plan") or SAP Stock Option Plan 2002 ("SAP SOP 2002"), respectively. The shareholders' statutory subscription rights are excluded from this capital increase. The Executive Board may exercise this authorization only to the extent that the capital stock attributable to the new shares issued from this Authorized Capital III, together with new shares from contingent capital and treasury shares issued or transferred for the purposes of satisfying subscription rights, does not amount to more than 10% of the capital stock at the time of adoption of the authorization

No authorization to increase capital stock was exercised in fiscal year 2006.

**Contingent Capital**

SAP AG's capital stock is subject to a contingent increase of common shares. The contingent increase may be affected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain stock-based compensation plans (see Note 29) exercise their conversion or subscription rights. The following table provides a summary of the changes in contingent capital for 2005 and 2006:

| | Contingent capital |
|---|---|
| | €(000) |
| 12/31/2004 | 55,247 |
| Exercise | - 454 |
| New authorized | 0 |
| Reduction/cancellation | - 1,863 |
| 12/31/2005 | 52,930 |
| Exercise | - 426 |
| New authorized | 100,000 |
| Increase in consequence of capital increase | 82,575 |
| Reduction/cancellation | - 25,000 |
| 12/31/2006 | 210,079 |

The increase in contingent capital by €82,575 thousand in 2006 is a consequence reflecting the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above which resulted in an increase of the contingent capital in the same proportion by operation of law.

**Treasury Stock**

By resolution of SAP AG's Annual General Meeting of Shareholders held on May 9, 2006, the Executive Board of SAP AG was authorized to acquire, on or before October 31, 2007, up to 30 million shares in the Company, and after the entry into force of the capital increase from corporate funds resolved at the same meeting, up to €120 million shares in the company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG's capital stock. Although Treasury stock is legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or may use Treasury stock for the purpose of servicing subscription rights and conversion rights under the Company's stock-based compensation plans. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies. Certain minor shareholders filed actions at the district court of Heidelberg to set aside this resolution. We do not believe these actions have merit so we continue to acquire SAP AG shares and place them into treasury based on this authorization. This view is supported by a legal opinion by the Company's legal advisors and a decision by the district court of Heidelberg which dismissed the above mentioned actions. The complaining shareholders have appealed against this decision to the appeal in regional court of Karlsruhe, Germany.

As of December 31, 2006, we had acquired 49,251 thousand (2005: 6,679 thousand) of our own shares, representing €49,251 thousand (2005: €6,679 thousand) or 3.9%

(2005: 2.1%) of Capital stock. In 2006, 7,012 thousand (2005: 3,394 thousand) shares in aggregate were acquired under the buyback program at an average price of approximately €163.88 (2005: €130.01) per share. All shares acquired during the year were acquired before the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above. Therefore the shares bought represent 28,048 thousand shares with an attributable value of €28,048 thousand or 2.2% of Capital stock after the capital increase. We transferred 1,378 thousand shares to employees during the year at an average price of €119.33 (2005: €110.20) per share. All shares were transferred before the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above. See Note 29 for further information. Our treasury stock increased by 36,938 thousand shares as a result of the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above. The company purchased no SAP American Depositary Receipts (ADRs) in 2006. (Each ADR represents one common share of SAP AG; prior to the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above, each ADR one-fourth of a common share.) In 2005, certain of SAP AG's foreign subsidiaries purchased an additional 390 thousand ADRs at an average price of US$41.83 per ADR. Those ADRs were distributed to employees during the year at an average price of US$35.33 per ADR by an administrator. The Company held no ADRs as of December 31, 2006, and 2005, respectively.

**Accumulated Other Comprehensive Income/Loss**

Changes to the components of Accumulated other comprehensive income/loss consist of the following as of December 31:

| | 2006 | | | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Pre-tax amount | Tax (expense) or benefit | Net amount | Pre-tax amount | Tax (expense) or benefit | Net amount | Pre-tax amount | Tax (expense) or benefit | Net amount |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| **Accumulated unrealized gains/losses on marketable securities as of January 1** | | | 11,168 | | | 8,301 | | | 15,979 |
| **Unrealized gains/losses on marketable securities** | | | | | | | | | |
| Unrealized holding gains/losses | - 7,637 | - 137 | - 7,774 | 1,571 | 1,153 | 2,724 | - 699 | 774 | 75 |
| Reclassification adjustments for gains/losses included in net income | 1,587 | - 505 | 1,082 | 220 | - 77 | 143 | - 8,020 | 267 | - 7,753 |
| **Net unrealized gains/losses on marketable securities** | - 6,050 | - 642 | - 6,692 | 1,791 | 1,076 | 2,867 | - 8,719 | 1,041 | - 7,678 |
| **Accumulated unrealized gains/losses on marketable securities as of December 31** | | | 4,476 | | | 11,168 | | | 8,301 |
| | | | | | | | | | |
| **Accumulated currency translation adjustments as of January 1** | | | - 202,260 | | | - 322,396 | | | - 251,673 |
| Currency translation adjustments | - 148,568 | 0 | - 148,568 | 120,136 | 0 | 120,136 | - 70,723 | 0 | - 70,723 |
| **Accumulated currency translation adjustments as of December 31** | | | - 350,828 | | | - 202,260 | | | - 322,396 |
| | | | | | | | | | |
| **Accumulated additional minimum pension liability as of January 1** | | | - 9,975 | | | - 10,741 | | | - 3,722 |
| **Additional minimum pension liability adjustments** | | | | - 737 | 1,503 | 766 | - 9,089 | 2,070 | - 7,019 |
| **Accumulated additional minimum pension liability as of December 31** | | | - 9,975 | | | - 9,975 | | | - 10,741 |
| | | | | | | | | | |
| **Accumulated unrealized gains/losses on cash flow hedges as of January 1** | | | - 8,963 | | | 13,310 | | | 13,441 |
| **Unrealized gains/losses on cash flow hedges** | | | | | | | | | |
| Unrealized cash flow hedge gains/losses | 40,543 | - 14,567 | 25,976 | - 30,323 | 10,992 | - 19,331 | 11,691 | - 1,681 | 10,010 |
| Reclassification adjustments for gains/losses included in net income | - 10,035 | 3,605 | - 6,430 | - 4,614 | 1,672 | - 2,942 | - 11,844 | 1,703 | - 10,141 |
| **Net unrealized cash flow hedge gains/losses** | 30,508 | - 10,962 | 19,546 | - 34,937 | 12,664 | - 22,273 | - 153 | 22 | - 131 |
| **Accumulated unrealized gains/losses on cash flow hedges as of December 31** | | | 10,583 | | | - 8,963 | | | 13,310 |

| | 2006 | | | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Pre-tax amount | Tax (expense) or benefit | Net amount | Pre-tax amount | Tax (expense) or benefit | Net amount | Pre-tax amount | Tax (expense) or benefit | Net amount |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| **Accumulated unrealized gains/losses on STAR hedge as of January 1** | | | 51,412 | | | 8,598 | | | 23,996 |
| **Unrealized gains/losses on STAR hedge** | | | | | | | | | |
| Unrealized gains/losses on STAR hedge | 48,139 | - 16,754 | 31,385 | 78,376 | - 27,417 | 50,959 | - 1,094 | 378 | - 716 |
| Reclassification adjustments for gains/losses included in net income | - 121,711 | 42,360 | - 79,351 | - 12,527 | 4,382 | - 8,145 | - 22,433 | 7,751 | - 14,682 |
| **Net unrealized gains/losses on STAR hedge** | - 73,572 | 25,606 | - 47,966 | 65,849 | - 23,035 | 42,814 | - 23,527 | 8,129 | - 15,398 |
| **Accumulated unrealized gains/losses on STAR hedge as of December 31** | | | 3,446 | | | 51,412 | | | 8,598 |
| | | | | | | | | | |
| **Accumulated currency effects from intercompany long-term investments as of January 1** | | | 40,763 | | | - 2,473 | | | 0 |
| Currency effects from intercompany long-term investment transactions | - 26,022 | 0 | - 26,022 | 43,236 | 0 | 43,236 | - 2,473 | 0 | - 2,473 |
| **Accumulated currency effects from intercompany long-term investments as of December 31** | | | 14,741 | | | 40,763 | | | - 2,473 |
| | | | | | | | | | |
| **Total other comprehensive income/loss** | - 223,704 | 14,002 | - 209,702 | 195,338 | - 7,792 | 187,546 | - 114,684 | 11,262 | - 103,422 |
| **Total accumulated other comprehensive income/loss as of January 1** | | | - 117,855 | | | - 305,401 | | | - 201,979 |
| **Impact due to first-time adoption SFAS 158** | | | | | | | | | |
| Additional minimum pension liability effect | 15,660 | - 5,685 | 9,975 | | | | | | |
| - Unrealized transition obligation | - 1,698 | | | | | | | | |
| - Unrealized prior service cost | 346 | | | | | | | | |
| - Unrealized actuarial gains/losses | - 26,349 | | | | | | | | |
| **Net unrealized pension cost** | - 27,701 | 7,960 | - 19,741 | | | | | | |
| **Total accumulated other comprehensive income/loss as of December 31** | | | - 337,323 | | | - 117,855 | | | - 305,401 |

**Miscellaneous**

Under the German Stock Corporation Act *(Aktiengesetz)*, the amount of dividends available for distribution to shareholders is based upon the earnings of SAP AG as reported in its statutory financial statements determined in accordance with the German Commercial Code *(Handelsgesetzbuch)*. For the year ended December 31, 2006, the Executive Board and the Supervisory Board propose a distribution in 2007 of €0.46 per share as a dividend to the shareholders relating to the earnings of SAP AG for the year ended to December 31, 2006.

Dividends per share for 2005 and 2004, which were paid in the immediately subsequent year, were as follows:

| | 2005 | 2004 |
|---|---|---|
| | € | € |
| Dividend per common share | 0.36 | 0.28 |

Dividend amounts for prior years have been adjusted for the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds described above.

## D. ADDITIONAL INFORMATION

### (24) SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid included in net cash provided by operating activities in 2006, 2005, and 2004 was €3,809 thousand, €3,830 thousand, and €5,503 thousand, respectively. Income taxes paid in fiscal years 2006, 2005, and 2004, net of refunds, was €866,322 thousand, €975,565 thousand, and €481,557 thousand, respectively.

### (25) CONTINGENT LIABILITIES

In the normal course of business, we usually indemnify our customers against liabilities arising from a claim that our software products infringe a third party's patent, copyright, trade secret, or other proprietary rights. To date, we have not incurred any material loss as a result of such indemnification and have not recorded any material liabilities related to such obligations in the consolidated financial statements.

We occasionally grant function or performance guarantees in routine consulting contracts or development arrangements. Also, our software license agreements generally include a clause guaranteeing that the software substantially conforms to the specifications as described in applicable documentation for a period of six to 12 months from delivery. Our warranty obligation, which is measured based on historical experience and evaluation, is included in Provisions (see Note 21(b) Other obligations).

As of December 31, 2006, and 2005, no guarantees were provided for performance or financial obligations of third parties.

### (26) OTHER FINANCIAL COMMITMENTS

Other financial commitments amounted to €848,638 thousand and €805,089 thousand as of December 31, 2006, and 2005, respectively, and are comprised primarily of commitments under rental and operating leases of €656,815 thousand, and €687,487 thousand as of December 31, 2006, and 2005. Those commitments relate primarily to the lease of office space, cars, and office equipment. In addition, financial commitments exist in the form of purchase commitments totaling €74,044 thousand, and €78,783 thousand as of December 31, 2006, and 2005, respectively. These commitments relate primarily to the construction of facilities in Germany, office equipment, and car purchase commitments. Historically, the majority of those purchase commitments have been utilized. For financial commitments related to our pension plans see Note 21a.

Commitments under rental and operating leasing contracts as of December 31, 2006, are as follows:

| | €(000) |
|---|---|
| Due 2007 | 148,958 |
| Due 2008 | 114,127 |
| Due 2009 | 90,763 |
| Due 2010 | 72,375 |
| Due 2011 | 61,935 |
| Due thereafter | 168,657 |

Rent expense was €182,054 thousand, €164,544 thousand, and €153,418 thousand for the years ended December 31, 2006, 2005, and 2004, respectively.

## (27) LITIGATION AND CLAIMS

In September 2006, U.S.-based i2 Technologies US, Inc. and i2 Technologies, Inc. (i2) instituted legal proceedings in the United States against SAP. i2 alleges that SAP's products and services infringe one or more of the claims in each of seven patents held by i2. In its complaint, i2 seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2006. A trial date has not yet been set.

In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP's products and services infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in January 2007. The trial has been scheduled for October 2008.

In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP's products and services infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. The trial has been scheduled for February 2008.

We will continue to vigorously defend against the claims and we believe that these actions are not likely to have a material effect on our business, financial position, income, or cash flows. As of December 31, 2006, no amount has been accrued for these matters, as a loss is not probable or estimable. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have a material adverse effect on SAP's business, financial position, income, or cash flows. Due to the inherent uncertainties of the actions outlined above we currently cannot make an estimate of the possible loss in case of an unfavorable outcome.

In August 2005, U.S.-based AMC Technology, Inc. (AMC) instituted legal proceedings in the United States against SAP. AMC alleges that SAP breached an agreement with AMC, and that certain SAP technology infringed AMC's copyright and improperly included AMC technology. AMC's complaint seeks unspecified monetary damages and injunctive relief. SAP and AMC Technology, Inc., have resolved this dispute for an amount immaterial to SAP's business, financial position, income, and cash flows.

In May 2006, U.S.-based Triton IP, LLC (Triton IP) instituted legal proceedings in the United States against multiple defendants including SAP, Microsoft, and Oracle. Triton IP alleges that certain SAP products infringe a U.S. patent owned by Triton IP. In its complaint, Triton IP seeks unspecified monetary damages and permanent injunctive relief. SAP filed its answer to the complaint on August 7, 2006. SAP and Triton IP have resolved this dispute for an amount immaterial to SAP's business, financial position, income, and cash flows.

In April 2005, U.S.-based ePlus, Inc. (ePlus), instituted legal proceedings in the United States against SAP. ePlus alleges that certain SAP products, methods, and services infringe three U.S. patents owned by ePlus. In its complaint, ePlus seeks unspecified monetary damages, permanent injunctive relief, and up to treble damages for alleged willful infringement. The trial, which was held in March/April of 2006, resulted in a mistrial due to a hung jury. The case was submitted to the court for a decision in August 2006. Subsequently, SAP and ePlus participated in court-mediated settlement discussions. SAP and ePlus have resolved this dispute for an amount immaterial to SAP's business, financial position, income, and cash flows.

In October 2006, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) informed us that it had filed a lawsuit against SAP at the High Court of South Africa alleging that SAP has breached a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €496 million and relief preventing SAP from breaching its agreement with Securinfo. The complaint has not yet been properly served in compliance with international law. We will vigorously defend against Securinfo's claims and we believe that this action is not likely to have a material effect on our business, financial position, income, or cash flows. As of December 31, 2006, no amount has been accrued for this matter, as a loss is not probable. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that this action would not have a material adverse effect on SAP's business, financial position, income, or cash flows. We currently estimate the possible loss in case of an unfavorable outcome to be significantly below Securinfo's damage claim and to be immaterial to our business, financial position, income, or cash flows.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims and suits, individually or in aggregate, will not have a material adverse effect on SAP's business, financial position, income, or cash flows. However, these matters are subject to inherent uncertainties and our view of these matters may change in the future.

## (28) FINANCIAL INSTRUMENTS

### Fair Value of Financial Instruments

We utilize various types of financial instruments in the ordinary course of business. The carrying amounts and fair values of our financial instruments are as follows:

| | Carrying value | Fair value | Carrying value | Fair value |
|---|---|---|---|---|
| | 2006 | 2006 | 2005 | 2005 |
| | €(000) | €(000) | €(000) | €(000) |
| **Assets** | | | | |
| Financial assets and securities | 1,006,903 | 1,006,903 | 934,081 | 934,081 |
| Other loans | 51,385 | 51,385 | 48,915 | 48,915 |
| Forward exchange contracts | 33,549 | 33,549 | 6,143 | 6,143 |
| Call options (STAR hedge) | 170,885 | 170,885 | 169,113 | 169,113 |
| | | | | |
| **Liabilities** | | | | |
| Bank loans and overdrafts | - 26,170 | - 26,170 | - 24,300 | - 24,300 |
| Forward exchange contracts | - 11,708 | - 11,708 | - 43,919 | - 43,919 |

The market values of these financial instruments are determined as follows:

- Financial assets and securities: The fair values of Marketable debt, fund and equity securities are based upon available quoted market prices.
- Other loans, bank loans and overdrafts: The fair values of Other loans, bank loans and overdrafts approximate their carrying values. The interest-free, below-market-rate employee loans included in other loans are discounted based on prevailing market rates.
- Derivative financial instruments: The fair value of derivatives reflects the estimated amounts we would pay or receive to terminate the contracts on the reporting date.

Detailed information about the fair value of the Company's financial instruments is included in Note 13.

### Credit Risk

We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. We manage this counterparty risk through diversification of counterparties and the implementation of counterparty limits which are mainly based on a counterparty's external rating. We exclusively conduct business with major financial institutions. We do not have significant exposure to any individual counterparty. This approach is assured by detailed guidelines for the management of financial risks.

### Derivative Financial Instruments

In order to reduce risks resulting from fluctuations in foreign-currency exchange rates and risks resulting from future cash flow associated with Stock Appreciation Rights (STARs) granted to employees we enter into derivative financial instruments. We have established internal guidelines that govern the use of derivative financial instruments. The following is a summary of our risk management strategies.

**Foreign Exchange Risk Management**
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intragroup transactions.

We manage our Balance Sheet Exposure on a group-wide basis using primarily foreign exchange forward contracts. Derivative financial instruments used are not usually designated as accounting hedges.

We are also exposed to risk associated with anticipated intercompany cash flows in foreign currencies resulting from intercompany royalty payments. Most of SAP AG's subsidiaries have entered into license agreements with SAP AG pursuant to which each subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the software and maintenance fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are mostly denominated in the respective subsidiary's local currency in order to centralize foreign currency risk with SAP AG in Germany. Because these royalties are denominated in the various subsidiaries local currencies, whereas the functional currency of SAP AG is the euro, SAP AG's anticipated cash flows are subject to foreign exchange risks.

We enter into derivative instruments, primarily foreign exchange forward contracts and currency options, to hedge anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, these foreign exchange forward contracts offset anticipated cash flows and existing intercompany receivables relating to the countries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Brazil. We use foreign exchange derivatives that generally have maturities of 12 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.

We believe that the use of foreign currency derivative financial instruments reduces the aforementioned risks that arise from doing business in international markets. We hold such instruments for purposes other than trading.

Foreign exchange derivatives are recorded at fair value in the Consolidated Balance Sheets. Gains or losses on derivatives designated and qualifying as cash flow hedges are included in Accumulated other comprehensive income, net of tax.

When intercompany accounts receivable resulting from software and maintenance related royalties are recorded, the applicable gain or loss is reclassified to Other non-operating income/expense, net. Going forward, any additional gains or losses relating to that derivative are posted to Other non-operating income/expense, net until the position is closed or the derivative expires.

For the years ended December 31, 2006, 2005, and 2004, no gains or losses were reclassified from Accumulated other comprehensive income and included in earnings as a result of the discontinuance of foreign currency cash flow hedges because it was probable that the original forecasted transaction would not occur. It is estimated that €10,583 thousand of the net gains included in Accumulated other comprehensive income at December 31, 2006, will be reclassified into earnings during fiscal year 2007. All foreign exchange derivatives held as of December 31, 2006, have maturities of 12 months or less.

Foreign exchange derivatives entered into by us to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings.

### STAR Hedge

We hedge anticipated cash flow exposures associated with unrecognized non-vested STARs (see Note 29) through the purchase of derivative instruments from independent financial institutions.

As of December 31, 2006, and 2005, the following derivative instruments were designated as a hedge for the STAR 2006, 2005, and 2004, respectively. The figures for 2005 are adjusted for the effect of issue of bonus shares at a 1-to-3 ratio to be comparable to these years' figures:

| 2006 | Hedge of 12.0 million 2006 STARs | |
|---|---|---|
| Buy/sell | Options | Strike price |
| Buy | 12,000,000 | 42.12 |
| Sell | 6,000,000 | 54.62 |
| Sell | 3,000,000 | 67.12 |
| Fair value as of Dec. 31, 2006: in €(000): 20,479 | | |

| 2006 | Hedge of 15.2 million 2005 STARs | |
|---|---|---|
| Buy/sell | Options | Strike price |
| Buy | 15,200,000 | 30.47 |
| Sell | 7,600,000 | 42.97 |
| Sell | 3,800,000 | 55.47 |
| Fair value as of Dec. 31, 2006: in €(000): 132,334 | | |

| 2006 | Hedge of 12.0 million 2004 STARs | |
|---|---|---|
| Buy/sell | Options | Strike price |
| Buy | 12,000,000 | 33.59 |
| Sell | 6,000,000 | 46.09 |
| Sell | 3,000,000 | 58.59 |
| Fair value as of Dec. 31, 2006: in €(000): 18,073 | | |

| 2005 | Hedge of 15.2 million 2005 STARs | |
|---|---|---|
| Buy/sell | Options | Strike price |
| Buy | 15,200,000 | 30.47 |
| Sell | 7,600,000 | 42.97 |
| Sell | 3,800,000 | 55.47 |
| Fair value as of Dec. 31, 2005: in €(000): 107,358 | | |

| 2005 | Hedge of 12.0 million 2004 STARs | |
|---|---|---|
| Buy/sell | Options | Strike price |
| Buy | 12,000,000 | 33.59 |
| Sell | 6,000,000 | 46.09 |
| Sell | 3,000,000 | 58.59 |
| Fair value as of Dec. 31, 2005: in €(000): 22,453 | | |

| 2005 | Hedge of 8.0 million 2003 STARs | |
|---|---|---|
| Buy/sell | Options | Strike price |
| Buy | 8,000,000 | 21.23 |
| Sell | 4,000,000 | 33.73 |
| Sell | 2,000,000 | 46.23 |
| Fair value as of Dec. 31, 2005: in €(000): 39,302 | | |

The terms of the derivative financial instruments are designed to reflect the eight measurement dates and weighting factors applicable to the STAR program, as described in Note 29. The amount of options, which expire at each measurement date, reflect the respective weighting factor of that date. Payment dates reflect payment terms of the STAR program, which is subject to the respective hedge. Viewed together, we will receive from the financial institution 100% of the first €12.50 in appreciation of our stock price above the strike price of the STAR, 50% of the next €12.50 in appreciation of our stock price above the strike price of the STAR, and 25% of any additional appreciation of our stock price above the strike price of the STAR. The terms of these derivative financial instruments require cash settlement, and there are no settlement alternatives. These derivative financial instruments are accounted for as Other assets on our Consolidated Balance Sheets.

Beginning with the adoption of SFAS 123R at the beginning of 2006, we assess hedge effectiveness based on changes in the fair value of the STAR hedge instrument for all new grants. The change in fair value attributable to the non vested portion is recorded in Other comprehensive income with the resulting deferred tax liability recorded separately. The amount in Other comprehensive income is used to offset compensation expense on the STAR recognized over the vesting period.

As of December 31, 2006, a net gain of €7 million (2005: a net loss of €66 million; 2004: a net loss of €15 million) have been recorded in Financial income. Compensation expense on STAR has been reduced by €72 million (2005: €59 million; 2004: €22 million); Other comprehensive income decreased by €48 million (2005: increased by €43 million; 2004: decreased by €15 million), net of tax. See Note 23 for additional information.

For the years ended December 31, 2006, and 2005, no gains or losses were reclassified from Accumulated other comprehensive income as a result of the discontinuance of STAR hedges because it was probable that the original forecasted transaction would not occur. We estimate that €9,016 thousand of net gains included in Accumulated other comprehensive income at December 31, 2006, will be reclassified into earnings during the next year.

## (29) STOCK-BASED COMPENSATION PLANS

Total compensation expense recorded in connection with stock-based compensation plans for the year 2006 amounts to €99 million (2005: €45 million; 2004: €37 million). The total income tax benefit recognized in the income statement for stock-based compensation plans was €13 million in 2006 (2005: €14 million; 2004: €14 million). We did not capitalize any stock-based compensation cost as part of inventory or fixed assets. Compensation expense in connection with stock-based compensation plans recorded for 2006 are not comparable to compensation expense in connection with stock-based compensation plans recorded in prior years due to the adoption of the fair value recognition provisions of SFAS 123R using the modified-prospective transition method (see Note 3 for more information).

### Employee Discounted Stock Purchase Programs

The Company acquires SAP AG common shares under various employee stock purchase plans and transfers the shares to employees. Starting January 1, 2006, we recorded the discounts provided to employees through such plans as compensation expense. Generally the discounts provided to employees do not exceed 15%.

### Stock Appreciation Rights (STAR) Plans

In March 2006 as well as in February 2005 and 2004, we granted approximately 14.1 million (2005: 19.0 million; 2004: 14.1 million) stock appreciation rights ("2006 STARs", "2005 STARs", and "2004 STARs" respectively) to selected employees who are not participants in the LTI 2000 Plan or SAP SOP 2002. The 2006, 2005, and 2004 STAR grant values of €42.12, €30.47, and €33.59, respectively, are based upon the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company's preliminary results for the preceding fiscal year. The number of STARs granted and the grant values shown above are adjusted figures as if the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds described in Note 23 were effective when such STARs were granted. The valuation of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation:

| Weighting factor, quarter ended | | | | | | | |
|---|---|---|---|---|---|---|---|
| March 31 | June 30 | Sep. 30 | Dec. 31 | March 31 | June 30 | Sep. 30 | Dec. 31 |
| 5% | 5% | 10% | 20% | 10% | 10% | 10% | 30% |

The valuations for the quarterly periods ending December 31, are based on the amount by which the grant price is exceeded by the average fair market value of one common share as quoted on Xetra, the trading system of the Frankfurt Stock Exchange, over the 20 consecutive business days commencing on the day after the announcement of the Company's preliminary annual results. The other quarterly valuations are based on the amount by which the grant price is exceeded by the average fair market value of one common share quoted on Xetra over the five consecutive business days commencing on the day after the announcement of the Company's quarterly results. Because each quarterly valuation is measured independently, it is unaffected by any other quarterly valuation.

The cash payout value of each STAR is calculated quarterly as follows: (i) 100% of the first €12.50 value appreciation for such quarter; (ii) 50% of the next €12.50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will receive payments with respect to the 2006 STARs as follows: 50% each on both March 31, 2008, and January 31, 2009. Under the terms of the 2005 STAR program, participants were scheduled to receive an initial payment of 50% on March 31, 2007, and a second installment on January 31, 2008. Participants will receive STAR payments provided that, subject to certain exceptions, they are still employees of the Company on the payment dates.

As our STAR plans are settled in cash rather than by issuing equity instruments a liability is recorded for such plans, based on the current fair value of the STARs at the reporting date. The fair values of the derivatives are based on valuations performed by our counterparty banks with whom we hold the derivatives and therefore reflect current market expectations. The fair values of the STARs are the same as the fair values of the derivatives that are entered into to hedge the compensation expense for the STARs because the terms of the STARs and the derivatives are the same. Compensation expense – including effects of the changes in the fair value of the STAR – is accrued over the period the employee performs the related service ("vesting period").

As of December 31, 2006, a STAR provision in the amount of €133 million (2005: €122 million) is included in provisions in the consolidated balance sheets (see Note 21b). The related STAR expense was affected by the effects of the STAR hedge – as described in Note 29 – and therefore totaled €28 million (2005: €21 million; 2004: €38 million). The STAR provision as of December 31, 2006, and the related STAR expense result from the 2006, 2005, and 2004 STAR program.

In 2006, we paid €63 million to employees related to STAR 2003 and €19 million related to STAR 2004.

The amount of unrecognized compensation cost related to nonvested share-based payment arrangements granted under the STAR plans is dependent on the final intrinsic value of the rights. As the amount is dependent on future stock price development, this amount can not be predicted. The final payout amount will be recognized over a period of 2.1 years for STAR 2006, 1.1 years for STAR 2005, and 0.1 years for STAR 2004.

### Incentive Plan 2010

In March 2006, the Company granted 690 thousand stock appreciation rights ("rights") to the Executive Board members under the Incentive Plan 2010. The plan provides for a maximum payout of approximately €100 million, provided that the market capitalization of SAP AG doubles until December 31, 2010. The rights issued to Executive Board members under this Plan will automatically be exercised in case the conditions for exercise are met. The grant value of the rights is €44,794,067,259, calculated as €144.60 (average Xetra closing price of the SAP share in the period July 1 through December 31, 2005, prior to capital increase as implemented on December 21, 2006) times 309,779,165 shares (number of issued shares minus the treasury shares on December 31, 2005, prior to capital increase as implemented on December 21, 2006).

The exercise value of the rights will be calculated by multiplying the average closing price of one SAP share in the Xetra trading system in the measurement period (July 1 through December 31 of each year) by the average number of outstanding SAP AG shares minus the average number of treasury shares in the measurement period of that year. The exercise value will be calculated annually within the first month after the end of each measurement period, beginning in 2006 and ending with 2010.

The rights will only be exercised if the SAP share outperforms the Goldman Sachs Software Index during the period between the issue of the rights and December 31, 2010, or December 31 of the year with the last measurement period if the rights are exercised before. Further to be exercisable in 2006 till 2009 the exercise value must not be less than 200% of the grant value.

The rights are not exercisable if exercise would result in a windfall profit. The decision whether the exercise results in a windfall profit will be made by the Supervisory Board's compensation committee on its sole discretion.

If the exercise value is 200% (or more) of the grant value, the payout value per right will be €144.60.

If the increase between the grant value and the exercise value is less, the payout per right will be calculated progressively using the following ranges:

| Increase in market capitalization | Calculation of payout per % point increase | Maximum payout as % of grant value | Maximum payout per right |
|---|---|---|---|
| % | | % | € |
| 0 to 50 | 0.00 | 0 | 0.00 |
| > 50 to 80 | 0.67 | 20 | 28.92 |
| > 80 to 90 | 3.00 | 30 | 43.38 |
| > 90 to 99.99 | 5.00 | 50 | 72.30 |
| Total | | 100 | 144.60 |

In case of an exercise participants will receive the payments 12 months after the compensation committee has determined the exercise value.

As the Incentive Plan 2010 is settled in cash rather than by issuing equity instruments a liability is recorded for the rights granted based on the current fair value of the rights at the reporting date. Compensation expense – including effects of the changes in the fair value of the rights – is accrued over the period the participants are expected to perform the related service ("vesting period").

The fair value of the rights is estimated using a Monte-Carlo model. The fair value as of December, 31, was calculated using the following assumptions:

| | % |
|---|---|
| Risk-free interest rate | 3.85 to 3.91 (depending on maturity) |
| Expected volatility | 23.4 |
| Expected dividend ratio | 1.15 |

As of December 31, 2006, the provision for rights granted under the Incentive Plan 2010 amounted to €2 million.

The amount of unrecognized compensation cost related to nonvested rights granted under the Incentive Plan 2010 depends on the final intrinsic value of the rights. As the amount depends on the future stock price and other factors which can not be influenced by us, this amount can not be predicted. The final payout will be recognized over a period of up to four years.

### Stock Option Plan 2002

At the 2002 Annual General Meeting of Shareholders, the SAP AG shareholders approved the SAP SOP 2002. The SAP SOP 2002, which provides for the issuance of stock options to the members of the SAP AG Executive Board, members of subsidiaries' Executive Boards, as well as to eligible executives and other top performers of SAP AG and its subsidiaries, was designed to replace the LTI 2000 Plan, described below. Under the SAP SOP 2002, the Executive Board is authorized to issue, on or before April 30, 2007, up to 19,015,415 stock options.

Each stock option granted under the SAP SOP 2002 entitles its holder to subscribe to four shares of the Company, against the payment of an exercise price, which is composed of a base price and a premium of 10% thereon. The base price is the average market price of our share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of our share in the Xetra trading system. These provisions notwithstanding, the exercise price should not be less than the closing auction price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until a vesting period has elapsed. The vesting period of an option holder's subscription rights ends two years after the issue date of that holder's options.

For options granted to members of the Executive Board in and from February 2004, the SAP SOP 2002 plan conditions provide for a potential limitation on the subscription rights to the extent that the Supervisory Board determines that, by exercising the rights, the option holder would make a profit that would be characterized as a windfall by, combined with the profit from earlier exercises of subscription rights issued to the option holder at the same issuing date, exceeding twice the product of (i) the number of subscription rights received by the option holder and (ii) the exercise price. Such profit is determined as the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP AG undertakes to pay back to the option holders any expenses they may incur through fees, taxes, or deductions related to the limit on achievable income. The subscription rights shall only be limited if the Supervisory Board determines that the windfall results from significant extraordinary, unforeseeable developments for which the Executive Board is not responsible.

The fair value of the options granted under the SOP 2002 plan was estimated as of the date of grant using the Black-Scholes option-pricing model. For options granted from 2005 through 2006 we used 3.5 years as an expected life of the options. This assumption was made in accordance with the guidance in Staff Accounting Bulletin No. 107 ("SAB 107"). According to the so called "simplified" method it is appropriate to use the middle of the vesting term and the original contractual term as an estimate for the expected life of the options if no reliable historical data is available. Before the guidance in SAB 107 was released we used an expected life of 2.5 years for the options granted from 2002 to 2004. Expected volatilities are based on implied volatilities from traded options on our stock for options granted in 2006 and 2005 and based on historical data for options granted from 2002 to 2004.

The fair values of the Company's stock-based awards granted under SAP SOP 2002 were calculated using the following assumptions:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Expected life | 3.5 years | 3.5 years | 2.5 years |
| Risk-free interest rate | 3.10% | 2.82% | 2.65% |
| Expected volatility | 24% | 24% | 57% |
| Expected dividend ratio | 0.87% | 0.65% | 0.45% |

During fiscal year 2006, the following activity occurred under Stock Option Plan 2002:

| | Number of options outstanding | Weighted average exercise price per option | Weighted average remaining contractual term | Aggregate intrinsic value |
|---|---|---|---|---|
| | (000) | € | years | €(000) |
| 12/31/2005 | 6,669 | 127.02 | | |
| Granted | 1,841 | 185.93 | - | - |
| Exercised | - 900 | 114.23 | - | - |
| Forfeited or expired | - 164 | 152.77 | - | - |
| 12/31/2006 | 7,446 | 142.57 | 2.8 | 181,846 |
| Fully vested options as of December 31, 2006 | 2,905 | 123.95 | 1.7 | 107,763 |

The weighted-average grant-date fair value of share options granted during the years 2006, 2005, and 2004 was €26,47, €20,08, and €43,61, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was €27 million, €23 million, and €0 million, respectively.

A summary of the status of our nonvested options as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

| | Number of options | Weighted average grant-date fair value |
|---|---|---|
| | €(000) | € |
| Nonvested at January 1, 2006 | 4,846 | 29.81 |
| Granted | 1,842 | 26.47 |
| Vested | - 2,000 | 43.61 |
| Forfeited | - 147 | 23.21 |
| Nonvested at December 31, 2006 | 4,541 | 22.59 |

As of December 31, 2006, there was €29 million of total unrecognized cost related to nonvested options granted under the Stock Option Plan 2002. That cost is expected to be recognized over a period of one year.

**Long Term Incentive 2000 Plan**

On January 18, 2000, SAP AG's shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a stock-based compensation program providing members of the SAP AG Executive Board, members of subsidiaries' executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. If stock options are chosen, the participant receives 25% more stock options than convertible bonds. Under the LTI 2000 Plan, each convertible bond having a €1 nominal value may be converted into four common share over a maximum of 10 years subject to service vesting requirements. The conversion price is equal to the market price of a common share as quoted on the Xetra trading system the day immediately preceding the grant. Each stock option may be exercised in exchange for one common share over a maximum of 10 years subject to the same vesting requirements. The exercise price varies based upon the outperformance of the common share price appreciation versus the appreciation of the Goldman Sachs Software Index from the day immediately preceding grant to the day on which the exercise price is being determined. Both the convertible bonds and stock options vest as follows: 33% after two years from date of grant, 33% after three years, and 34% after four years. Forfeited convertible bonds or stock options are disqualified and may not be reissued.

In total, 12,305,271 conversion and subscription rights have been issued under the LTI 2000 Plan through March 14, 2002. At the 2002 Annual General Meeting of Shareholders, the Company's shareholders revoked the authorization to issue further convertible bonds and stock options under the LTI 2000 Plan.

A summary of the LTI 2000 Plan activity for both convertible bonds and stock options is as follows:

| | Number of options outstanding | Weighted average exercise price per option | Weighted average remaining contractual term | Aggregate intrinsic value |
|---|---|---|---|---|
| | (000) | € | years | €(000) |
| **Stock options** | | | | |
| 12/31/2005 | 1,467 | 107.44 | | |
| Granted | - | - | | |
| Exercised | - 435 | 108.00 | | |
| Forfeited | - 22 | 105.04 | | |
| 12/31/2006 | 1,010 | 106.15 | 4.7 | 55,485.24 |
| **Convertible bonds** | | | | |
| 12/31/2005 | 6,925 | 200.31 | | |
| Granted | - | - | | |
| Exercised | - 334 | 151.54 | | |
| Forfeited | - 180 | 149.93 | | |
| 12/31/2006 | 6,411 | 202.20 | 4.2 | 21,569.64 |

All convertible bonds and stock options outstanding as of December, 31, 2006, are exercisable.

In 2006, we recorded compensation expenses for the LTI 2000 Plan in the amount of €11 million based on the fair value recognition provisions of SFAS 123R. Compensation expense recorded in prior years are not comparable as they were recorded based on the intrinsic-value-based method according to APB 25 (see Note 3). In 2005, we recorded compensation expenses for the LTI 2000 Plan in the amount of €21 million. Due to the development of our common share price appreciation versus the appreciation of the Goldman Sachs Software Index in 2004, the Company recorded a €1 million gain in connection with its LTI 2000 Plan for 2004.

The total intrinsic value of stock options exercised during the years ended December 31, 2006, 2005, and 2004 was €46 million, €78 million, and €23 million, respectively. The total intrinsic value of convertible bonds exercised during the years ended December 31, 2006, 2005, and 2004 was €6 million, €0 million, and €0 million, respectively

## (30) SEGMENT AND GEOGRAPHIC INFORMATION

SFAS 131, *Disclosures About Segments of an Enterprise and Related Disclosures* ("SFAS 131") requires financial information about operating segments to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

Our internal reporting system produces reports in which business activities are presented in a variety of ways. Based on these reports, the Executive Board, which has been identified as our chief operating decision-maker according to the criteria of SFAS 131, evaluates business activities in a number of different ways. Neither the line of business nor the geographic structure can be identified as primary, and consequently the line of business structure is regarded as constituting the operating segments. We have three reportable operating segments: Product, Consulting, and Training.

The Product segment is primarily engaged in marketing and licensing our software products, performing software development services, and performing maintenance services. Maintenance services include technical support for our products, assistance in resolving problems, providing user documentation, updates and other support for software products, new versions, and support packages.

The Consulting segment assists customers in the implementation of our software products. Consulting services also include customer support in project planning, feasibility studies, analyses, organizational consulting, system adaptation, system optimization, release change, and interface setup.

The Training segment provides educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at our training facilities, customer and partner-specific training, end-user training, as well as e-learning.

Accounting policies for each segment are the same as those described in the summary of significant accounting policies as disclosed in Note 3, except for differences in the currency translation and stock-based compensation expenses. Under the management approach, certain deferred compensation charges for settlements of stock-based compensation plans are also considered stock-based compensation. Differences in the foreign currency translations result in minor deviations between the amounts reported internally and the amounts reported in the financial statements.

Our management reporting system reports our internal sales and transfers, which are based on fully-loaded cost rates as cost reduction and does not track them as internal revenues.

Segment revenue and contribution are as follows:

| | Product | Consulting | Training | Total |
|---|---|---|---|---|
| | €(000) | €(000) | €(000) | €(000) |
| **2006** | | | | |
| External revenue | 6,652,370 | 2,300,056 | 440,257 | 9,392,683 |
| Depreciation and amortization | - 83,542 | - 23,078 | - 6,558 | - 113,178 |
| Other segment expenses | - 2,544,717 | - 1,679,488 | - 266,164 | - 4,490,369 |
| **Segment contribution** | **4,024,111** | **597,490** | **167,535** | **4,789,136** |
| **Segment profitability** | **60.5%** | **26.0%** | **38.1%** | |
| | | | | |
| **2005** | | | | |
| External revenue | 6,044,338 | 2,078,091 | 380,209 | 8,502,638 |
| Depreciation and amortization | - 81,723 | - 24,055 | - 7,054 | - 112,832 |
| Other segment expenses | - 2,370,747 | - 1,594,979 | - 240,914 | - 4,206,640 |
| **Segment contribution** | **3,591,868** | **459,057** | **132,241** | **4,183,166** |
| **Segment profitability** | **59.4%** | **22.1%** | **34.8%** | |
| | | | | |
| **2004** | | | | |
| External revenue | 5,292,941 | 1,910,292 | 306,591 | 7,509,824 |
| Depreciation and amortization | - 84,166 | - 24,885 | - 8,047 | - 117,098 |
| Other segment expenses | - 1,973,933 | - 1,459,108 | - 200,954 | - 3,633,995 |
| **Segment contribution** | **3,234,842** | **426,299** | **97,590** | **3,758,731** |
| **Segment profitability** | **61.1%** | **22.3%** | **31.8%** | |

### Revenues

External revenues for segment reporting purposes are not classified in the same manner as revenue reported in the Consolidated Statements of Income. The differences are due to the fact that for internal reporting purposes, revenue is generally allocated to the segment that is responsible for the related transaction, whereas in the Consolidated Statements of Income revenue is allocated based on the nature of the transaction regardless of the segment it was provided by.

The following table presents a reconciliation of total segment revenue to total consolidated revenue as reported in the Consolidated Statements of Income:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Total revenue for reportable segments | 9,392,683 | 8,502,638 | 7,509,824 |
| Other external revenues | 9,033 | 10,349 | 4,474 |
| Other differences | 407 | - 558 | 195 |
| **Total consolidated revenue** | **9,402,123** | **8,512,429** | **7,514,493** |

Other external revenues result from services provided from outside the reportable segments. Other differences primarily comprise currency translation differences.

### Segment Contribution

Segment contribution reflects only expenses directly attributable to the segments, including cost of product, costs of services, and sales and marketing expenses. They do not represent actual profits for the operating segments. Costs that are not directly attributable to the segments such as general and administrative, research and development, charges for stock-based compensation and acquisition-related charges, and other corporate expenses are not allocated to the operating segments and therefore are not included in segment contribution. Although revenues generated from software development contracts are included in the reportable segments primarily as software revenues, cost from such software development contracts are not included in determining the reportable segments' profit because our internal management reporting measures the operating segments' performance without taking into account such costs. The amounts reported above for depreciation and amortization expense include the amounts charged directly to each operating segment and the depreciation and amortization portion of the facility and IT-related expenses that we allocate to cash operating segment based on headcount, facility space and other measures. The effect of the change in estimate on the allowance for doubtful accounts, as described in Note 7, has been allocated to the product segment, the consulting segment, and the training segment in amounts €30.4 million, €13.1 million, and €1.9 million respectively.

The following table presents a reconciliation of total segment contribution to Income before income taxes and minority interests as reported in the Consolidated Statements of Income:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Total contribution for reportable segments | 4,789,136 | 4,183,166 | 3,758,731 |
| Contribution from activities outside the reportable segments | - 2,082,073 | - 1,773,325 | - 1,672,252 |
| Acquisition-related charges | - 43,090 | - 33,664 | - 30,221 |
| Stock-based compensation expenses | - 99,449 | - 45,042 | - 38,126 |
| Other differences | 870 | - 403 | 249 |
| **Operating income** | **2,565,394** | **2,330,732** | **2,018,381** |
| Other non-operating income/expenses, net | - 12,303 | - 25,161 | 13,274 |
| Finance income/expense, net | 121,708 | 10,785 | 40,987 |
| **Income before income taxes and minority interest** | **2,674,799** | **2,316,356** | **2,072,642** |

Contribution from activities outside the reportable segments primarily consists of general and administrative expenses and research and development expenses (including cost from software development contracts with one or more customers to jointly produce, modify, or customize software of €64,079 thousand (2005: €82,325 thousand; 2004: €111,966 thousand)). Other differences primarily relate to currency translation differences.

### Segment Profitability

A segment's profitability is calculated as the ratio of segment contribution to segment external revenues.

### Segment Assets

We currently do not track assets or capital expenditures by operating segments in our internal reporting system and thus such information is not used by the Executive Board when making decisions about resource allocations. Goodwill by reportable segment is disclosed in Note 18.

## Geographic Information

The following tables present a summary of operations by geographic region.

Revenue by sales destination is based upon the location of the customer whereas Revenue by operations reflects the location of our subsidiary responsible for the sale.

| | Revenue by sales destination | | | Revenue by operations | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| Germany | 1,907,428 | 1,810,342 | 1,780,128 | 2,030,432 | 1,906,018 | 1,875,081 |
| Rest of EMEA[1] | 2,994,281 | 2,702,429 | 2,443,383 | 2,959,511 | 2,670,304 | 2,411,294 |
| **Total EMEA** | **4,901,709** | **4,512,771** | **4,223,511** | **4,989,943** | **4,576,322** | **4,286,375** |
| United States | 2,616,923 | 2,342,808 | 1,893,746 | 2,596,586 | 2,343,466 | 1,880,247 |
| Rest of Americas | 776,336 | 656,789 | 530,043 | 753,108 | 653,938 | 513,586 |
| **Total Americas** | **3,393,259** | **2,999,597** | **2,423,789** | **3,349,694** | **2,997,404** | **2,393,833** |
| Japan | 431,253 | 406,173 | 387,443 | 429,118 | 402,226 | 385,013 |
| Rest of Asia Pacific Japan | 675,902 | 593,888 | 479,750 | 633,368 | 536,477 | 449,272 |
| **Total Asia Pacific Japan** | **1,107,155** | **1,000,061** | **867,193** | **1,062,486** | **938,703** | **834,285** |
| | 9,402,123 | 8,512,429 | 7,514,493 | 9,402,123 | 8,512,429 | 7,514,493 |

| | Income before income tax[2] | | | Total assets | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| Germany | 2,041,868 | 2,001,816 | 1,528,052 | 3,866,193 | 4,202,554 | 3,567,090 |
| Rest of EMEA[1] | 505,915 | 345,573 | 335,768 | 1,556,075 | 1,368,949 | 1,376,879 |
| **Total EMEA** | **2,547,783** | **2,347,389** | **1,863,820** | **5,422,268** | **5,571,503** | **4,943,969** |
| United States | 470,261 | 417,124 | 265,344 | 2,919,074 | 2,361,033 | 1,866,987 |
| Rest of Americas | 80,808 | 68,821 | 21,593 | 517,900 | 528,741 | 288,370 |
| **Total Americas** | **551,069** | **485,945** | **286,937** | **3,436,974** | **2,889,774** | **2,155,357** |
| Japan | 56,364 | 39,176 | 38,752 | 147,735 | 153,137 | 151,712 |
| Rest of Asia Pacific Japan | 140,664 | 93,717 | 62,027 | 497,867 | 448,328 | 334,434 |
| **Total Asia Pacific Japan** | **197,028** | **132,893** | **100,779** | **645,602** | **601,465** | **486,146** |
| | 3,295,880 | 2,966,227 | 2,251,536 | 9,504,844 | 9,062,742 | 7,585,472 |

| | Property, plant, and equipment | | | Capital expenditures | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| Germany | 858,354 | 764,175 | 702,500 | 205,657 | 170,358 | 117,187 |
| Rest of EMEA[1] | 132,804 | 129,427 | 128,347 | 34,248 | 27,586 | 27,003 |
| **Total EMEA** | **991,158** | **893,602** | **830,847** | **239,905** | **197,944** | **144,190** |
| United States | 152,356 | 154,650 | 132,590 | 33,653 | 22,030 | 11,689 |
| Rest of Americas | 9,640 | 8,531 | 5,371 | 6,741 | 4,568 | 3,226 |
| **Total Americas** | **161,996** | **163,181** | **137,961** | **40,394** | **26,598** | **14,915** |
| Japan | 4,147 | 4,383 | 5,377 | 2,240 | 1,981 | 1,959 |
| Rest of Asia Pacific Japan | 48,894 | 33,799 | 24,898 | 29,266 | 14,157 | 10,924 |
| **Total Asia Pacific Japan** | **53,041** | **38,182** | **30,275** | **31,506** | **16,138** | **12,883** |
| | 1,206,195 | 1,094,965 | 999,083 | 311,805 | 240,680 | 171,988 |

[1] Europe/Middle East/Africa.
[2] Figures of the unconsolidated Stand-alone Financial Statements.

| | Depreciation | | | Employees as of December 31, in full-time equivalents | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| | €(000) | €(000) | €(000) | | | |
| Germany | 93,866 | 101,097 | 109,714 | 14,214 | 13,916 | 13,525 |
| Rest of EMEA[1] | 24,790 | 24,916 | 24,862 | 8,146 | 7,813 | 7,133 |
| Total EMEA | 118,656 | 126,013 | 134,576 | 22,360 | 21,729 | 20,658 |
| United States | 20,457 | 18,001 | 18,211 | 6,958 | 6,019 | 5,143 |
| Rest of Americas | 3,785 | 2,798 | 1,985 | 2,267 | 1,934 | 1,541 |
| Total Americas | 24,242 | 20,799 | 20,196 | 9,225 | 7,953 | 6,684 |
| Japan | 1,925 | 2,958 | 3,778 | 1,236 | 1,264 | 1,340 |
| Rest of Asia Pacific Japan | 10,712 | 7,936 | 5,916 | 6,534 | 4,927 | 3,523 |
| Total Asia Pacific Japan | 12,637 | 10,894 | 9,694 | 7,770 | 6,191 | 4,863 |
| | 155,535 | 157,706 | 164,466 | 39,355 | 35,873 | 32,205 |

[1] Europe/Middle East/Africa

The majority of research and development costs are incurred in Germany as SAP AG has title to the majority of internally developed software. As of December 31, 2006, approximately 51.8% of the research and development personnel are located in Germany, 11.8% in the rest of EMEA, 10.4% in the United States, 2.6% in the rest of the Americas, and 23.4% in the Asia Pacific Japan region.

The following table presents total and software revenues disaggregated by six industry sectors for the year ended December 31:

| | Total revenue by industry sectors | | | Software revenues by industry sectors[1] | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| | €(000) | €(000) | €(000) | €(000) | €(000) | €(000) |
| Process industries | 1,996,408 | 1,765,909 | 1,469,136 | 731,300 | 659,346 | 489,024 |
| Discrete industries | 2,180,924 | 1,986,113 | 1,807,871 | 718,171 | 638,441 | 550,444 |
| Consumer industries | 1,666,666 | 1,457,006 | 1,349,825 | 538,949 | 463,504 | 426,547 |
| Service industries | 2,134,471 | 1,946,026 | 1,673,901 | 628,289 | 552,120 | 455,054 |
| Financial services | 590,861 | 543,360 | 519,115 | 183,516 | 179,046 | 197,511 |
| Public services | 832,793 | 814,015 | 694,645 | 271,066 | 290,294 | 242,432 |
| | 9,402,123 | 8,512,429 | 7,514,493 | 3,071,291 | 2,782,751 | 2,361,012 |

[1] Based on actual customer assignment

## (31) BOARD OF DIRECTORS

| **Executive Board** | **Membership on other supervisory boards and comparable governing bodies of enterprises, other than subsidiaries of the Company, in Germany and other countries, on December 31, 2006**[1] |
|---|---|
| **Prof. Dr. Henning Kagermann**<br>Chief Executive Officer<br>Overall responsibility for SAP's strategy and business development, Global Communications, Global Intellectual Property, Internal Audit, Top Talent Management | Supervisory Board, Deutsche Bank AG, Frankfurt am Main, Germany<br>Supervisory Board, Münchener Rückversicherungs-Gesellschaft AG, Munich, Germany<br>Supervisory Board, DaimlerChrysler Financial Services AG, Berlin, Germany (until July 31, 2006) |
| **Shai Agassi**<br>Product development and technology, Industry solutions, Product and industry marketing | |
| **Léo Apotheker**<br>Sales, Consulting, Education, Marketing | Supervisory Board, AXA, Paris, France<br>Supervisory Board, Ginger Group, Paris, France (until January 12, 2007) |
| **Dr. Werner Brandt**<br>Chief Financial Officer<br>Finance and Administration, Shared Services, SAP Ventures | Supervisory Board, LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany |
| **Prof. Dr. Claus E. Heinrich**<br>Labor Relations Director<br>Global Human Resources, Quality Management, Internal IT, SAP Labs | |
| **Gerhard Oswald**<br>Global Service and Support, Custom Development, new dedicated midmarket solution | |
| **Dr. Peter Zencke**<br>Research, Application Platform, new dedicated midmarket solution | Supervisory Board, SupplyOn AG, Hallbergmoos, Germany |

[1] Memberships on supervisory boards and comparable governing bodies of subsidiaries can be obtained from the Company upon request.

**Supervisory Board**

**Membership on other supervisory boards and comparable governing bodies of enterprises other than the Company, in Germany and other countries on December 31, 2006**

**Prof. Dr. h.c. mult. Hasso Plattner**[2), 4), 5), 7)]
Chairman of the Supervisory Board

**Helga Classen**[1), 4), 7)]
Deputy Chairperson
Chairperson of the Works Council of SAP AG and
SAP Hosting AG & Co. KG

**Pekka Ala-Pietilä**[5)]
Executive Advisor to the CEO of Nokia Corporation, Espoo, Finland (until January 31, 2006)
Co-founder and CEO Blyk Ltd., London, Great Britain (from April 12, 2006)

Board of Directors, Pöyry Plc, Vantaa, Finland (from March 7, 2006)
Board of Directors, CVON Group Limited (UK), London, Great Britain (from March 28, 2006)
Board of Directors, CVON Group (UK), London, Great Britain (from March 28,2006)
Board of Directors, CVON Innovations Limited (UK), London, Great Britain (from July 10, 2006)
Board of Directors, Blyk Services Oy (Finland), Helsinki, Finland (from May 12, 2006)

**Willi Burbach**[1), 4), 5)]
Developer

**Prof. Dr. Wilhelm Haarmann**[2), 6), 7)]
Attorney-at-law, certified public auditor, certified tax advisor HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer, Frankfurt am Main, Germany

Supervisory Board, Aareon AG (formerly Depfa IT Services), Mainz, Germany
Supervisory Board, Vodafone Deutschland GmbH, Düsseldorf, Germany

**Bernhard Koller**[1), 3)]
Manager of idea management

**Christiane Kuntz-Mayr**[1), 5), 7)]
Development architect

**Lars Lamadé**[1), 6)]
Project Manager Service & Support

**Dr. Gerhard Maier**[1), 2), 6)]
Development project manager

**Dr. h.c. Hartmut Mehdorn**[4)]
Chairman of the Executive Board, Deutsche Bahn AG, Berlin, Germany

Supervisory Board, DB Netz AG, Frankfurt am Main, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung
Lebensversicherungsverein a.G., Cologne, Germany

Supervisory Board, DEVK Deutsche Eisenbahn Versicherung
Sach- und HUK-Versicherungsverein a.G., Cologne, Germany
Supervisory Board, Dresdner Bank AG, Frankfurt am Main, Germany
Supervisory Board, DB Magnetbahn GmbH, Munich, Germany (from March 27, 2006)

**Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer**[5), 6)]
Professor at Saarland University, Saarbrücken, Germany

Supervisory Board, IDS Scheer AG, Saarbrücken, Germany
Supervisory Board, imc information multimedia communication AG, Saarbrücken, Germany
Board of Trustees, Hasso-Plattner-Stiftung für Softwaresystemtechnik, Potsdam, Germany
Supervisory Board, Saarbrücker Zeitung Verlag und Druckerei GmbH, Saarbrücken, Germany
Member of the Senate, Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V., Munich, Germany

**Dr. Barbara Schennerlein**[1), 7)]
Principal consultant

**Dr. Erhard Schipporeit**[3)]
Former member of the Executive Board, E.ON AG, Düsseldorf, Germany
Management Consultant

Supervisory Board, Commerzbank AG, Frankfurt am Main, Germany
Supervisory Board, Talanx AG, Hanover, Germany
Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany
Supervisory Board, HDI V.a.G., Hanover, Germany
Supervisory Board, Degussa AG, Düsseldorf, Germany (until December 31, 2006)
Supervisory Board, E.ON Ruhrgas AG, Essen, Germany (until December 31, 2006)
Supervisory Board, E.ON IS GmbH, Hanover, Germany (until December 31, 2006)
Supervisory Board, E.ON Risk Consulting GmbH, Düsseldorf, Germany (until December 31, 2006)
Supervisory Board, E.ON Audit Services, Düsseldorf, Germany (until December 31, 2006)
Supervisory Board, E.ON UK plc, Coventry, UK (until December 31, 2006)
Supervisory Board, E.ON US Investment Corp., Delaware, USA (until December 31, 2006)

**Stefan Schulz**[1), 3), 5)]
Development Project Manager

**Dr. Dieter Spöri**[7)]
Head of Corporate Representation Federal Affairs, DaimlerChrysler AG, Berlin, Germany

Advisory Council, Contraf Nicotex Tobacco GmbH, Heilbronn, Germany

**Dr. h.c. Klaus Tschira**[3]
Managing Director, Klaus Tschira Foundation gGmbH, Heidelberg, Germany

Supervisory Board, SRH Learnlife AG, Heidelberg, Germany
Member of the Senate, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V., Munich, Germany

[1] Elected by the employees.
[2] Member of the Company's Compensation Committee
[3] Member of the Company's Audit Committee
[4] Member of the Company's Mediation Committee
[5] Member of the Company's Technology Committee
[6] Member of the Company's Finance and Investment Committee.
[7] Member of the Company's General Committee

The total compensation of the Executive Board members for fiscal year 2006 amounted to €38,004 thousand (2005: €29,688 thousand). This amount includes €3,570 thousand (2005: €3,306 thousand) fixed and €12,749 thousand (2005: €20,520 thousand) performance-related compensation as well as €4,525 thousand (2005: €5,862 thousand) regular stock-based compensation, and €17,160 thousand additional nonrecurring stock-based compensation. The regular stock-based compensation corresponds to the fair value of the 170,945 (2005: 291,925) stock options and the additional nonrecurring stock-based compensation corresponds to 690,000 STARs, both issued to Executive Board members during the year.

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on May 10, 2007, the total annual compensation of the Supervisory Board members amounted to €1,820 thousand (2005: €879.2 thousand). This amount includes €650 thousand (2005: €439.6 thousand) fixed, €1,100 thousand (2005: €439.6 thousand) variable compensation, and €70 thousand (2005: €0 thousand) committee remuneration. The Supervisory Board members do not receive any stock-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive stock-based compensation, such compensation is for their services as employees only and unrelated to their status as members of the Supervisory Board.

During fiscal year 2006, the pension payments to former Executive Board members were €725 thousand (2005: €474 thousand). The projected benefit obligation as of December 31, 2006, for former Executive Board members was €12,541 thousand (2005: €12,830 thousand).

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in fiscal year 2006, or in 2005, or 2004.

On December 31, 2006, members of the Executive Board held a total of 287,384 SAP shares, that is after the increase in capital (December 31, 2005: 31,346 SAP shares, corresponding in number to 125,384 post-capital increase SAP shares), members of the Supervisory Board held a total of 262,623,884 SAP shares, that is after the increase in capital (December 31, 2005: 70,396,026 SAP shares, corresponding in number to 281,584,104 post-capital increase SAP shares).

Detailed information on the different elements of the compensation as well as to the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in SAP's Compensation Report which is part of SAP's Review of Operations, SAP's Annual Report on Form 20-F and which is available on SAP's Web site.

## (32) RELATED PARTY TRANSACTIONS

Certain Executive Board and Supervisory Board members of SAP AG currently hold or held within the last year positions of significant responsibility with other entities as presented in Note 31. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of services and software at prices believed to be consistent with those negotiated at arm's length between unrelated parties.

August-Wilhelm Scheer is the major shareholder and head of the Supervisory Board of IDS Scheer AG, a German software and IT services company. Until early 2004, we owned a minority stake in IDS Scheer (approximately 2.5% of IDS Scheer's shares outstanding as of December 31, 2003). SAP sold this stake in February 2004. IDS Scheer and SAP have relationships in the ordinary course of business and at arm's length, whereby IDS Scheer mainly sells software and provides services to SAP at prices believed to be consistent with those negotiated at arm's length.

After his move from SAP's Executive Board to SAP's Supervisory Board in May 2003, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract provides for the reimbursement of out-of-pocket expenses only.

Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., Palo Alto, United States. Bramasol is a SAP partner, with which we generated revenues of €1.5 million in fiscal year 2006 (2005: €2.0 million; 2004: €1.9 million). SAP received services from Bramasol worth €0.01 million in 2006 (2005: €0.06 million; 2004: €0.06 million).

In March 2005, we entered into agreements with Besitzgesellschaft der Multifunktionsarena Mannheim mbH & Co. KG, a company owned by members of the immediate family of Dietmar Hopp, pursuant to which a multipurpose arena in Mannheim, Germany, was named "SAP Arena" (together with the right to use the SAP logo for certain purposes) and we received the right to use certain reserved seating in the arena and to hold certain events in the arena. The fees required to be paid by SAP pursuant to these agreements are immaterial to SAP.

Until January 1, 2006, Wilhelm Haarmann practiced as a partner of the former law firm Haarmann Hemmelrath in their Frankfurt offices. Since January 1, 2006, he has practiced in HAARMANN Partnerschaftsgesellschaft in Frankfurt. The amount charged to SAP in 2006 for the services of HAARMANN Partnerschaftsgesellschaft was €0.07 million. Haarmann Hemmelrath (HH) was an international group of advisory firms in the fields of legal, tax, audit, and management consultancy services. HH provided valuation services, tax, and legal counsel services for entities of the SAP Group. The total amount charged to SAP for those services in 2005 was €0.3 million and in 2004 €1.6 million. SAP was informed by HH that revenues generated with SAP represented approximately 1% of HH's revenue of the years 2005 and 2004. Additionally HH was a customer of SAP. Amounts paid by HH to SAP for products and services were €3 thousand in 2005 and €2 thousand in 2004.

At no point in the years ended December 31, 2006, 2005, or 2004, did the Company grant loans to any member of SAP AG's Executive Board and Supervisory Board. During the years ended December 31, 2006, 2005, and 2004, there were no significant transactions between the Company and the major shareholders as outlined in Note 23.

As discussed in Note 16, we have issued loans to employees other than to members of SAP AG's Executive Board and Supervisory Board with aggregate outstanding balances of €50.5 million, €48.0 million, and €42.8 million at December 31, 2006, 2005, and 2004, respectively. Loans granted to employees primarily consist of interest-free or below-market-rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP has not experienced significant default on loans to employees. There have been no loans to employees or executives to assist them in exercising stock options.

## (33) PRINCIPAL ACCOUNTANT FEES AND SERVICES

In SAP AG's Annual General Meeting of Shareholders held on May 9, 2006, SAP's shareholders appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main/Berlin (KPMG Germany), to serve as SAP AG's independent auditors for the 2006 fiscal year. KPMG Germany and other firms in the global KPMG network billed the following fees to SAP for audit and other professional services in 2006 and the two previous years:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | €(000) | €(000) | €(000) |
| Audit fees | 7,435 | 5,234 | 4,328 |
| Audit-related fees | 641 | 1,090 | 888 |
| Tax fees | 57 | 154 | 1,198 |
| All other fees | 375 | 196 | 38 |
| | 8,508 | 6,674 | 6,452 |

"Audit fees" are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. "Audit-related fees" are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees." This category comprises fees billed for accounting advice on actual or contemplated transactions and other agreed-upon procedures. "Tax fees" are fees for professional services rendered by KPMG for tax advice on group restructuring, transfer pricing, and other actual or contemplated transactions, tax compliance, and employee-related tax queries. The category "All other fees" include other support services, such as training and expert advice on issues unrelated to accounting and taxes.

For services provided by KPMG Germany we recorded in 2006 expenses of €2,853 thousand (2005: €2,490 thousand) out of which €2,453 thousand (2005: €1,778 thousand) were for audit services, €27 thousand (2005: €62 thousand) for tax services, and €373 thousand (2005: €650 thousand) for other services.

## E. OTHER INFORMATION MANDATORY UNDER GERMAN LAW

### (34) FINANCIAL REPORTING EXEMPTIONS

Pursuant to HGB, section 264 paragraph 3 or section 264b the following subsidiaries are exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure:

- SAP Deutschland AG & Co. KG, Walldorf
- SAP Hosting AG & Co. KG, St. Leon-Rot
- Steeb Anwendungssysteme GmbH, Abstatt
- SAP Passau GmbH & Co. KG, Passau
- SAP Projektverwaltungs und Beteiligungs GmbH, Walldorf
- SAP Beteiligungsverwaltungs GmbH, Walldorf
- SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf
- SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf
- SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf

### (35) GERMAN CODE OF CORPORATE GOVERNANCE

The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, the German Stock Corporation Act, section 161, requires that listed companies publicly state every year the extent to which they have implemented them. Companies can deviate from the suggestions without having to make any public statements.

In 2006, 2005, and 2004, the Executive Boards and Supervisory Boards both of SAP AG and SAP's publicly traded subsidiary SAP Systems Integration AG (SAP SI) issued the required declarations of implementation. These statements are available on the Web sites of SAP and SAP SI respectively.

### (36) SIGNIFICANT DIFFERENCES BETWEEN GERMAN AND U.S. ACCOUNTING PRINCIPLES

**Introduction**

Because SAP AG is a German holding corporation that owns the majority of voting rights in other enterprises, it is generally obliged to prepare consolidated financial statements in accordance with the accounting regulations set out in the German Commercial Code (Handelsgesetzbuch – HGB). The German Commercial Code Implementation Act (Einführungsgesetz zum HGB-EGHGB), section 58 paragraph 5 and the German Commercial Code (Handelsgesetzbuch – HGB), section 292a, offer an exemption from this obligation if consolidated financial statements are prepared and published in accordance with an internationally accepted accounting principle (such as U.S. GAAP or IFRS). To make use of this exemption, we are required to describe the significant differences between the accounting methods applied and German accounting methods.

**Fundamental Differences**

German HGB accounting rules ("German GAAP") and U.S. GAAP are based on fundamentally different perspectives. While accounting under German GAAP emphasizes the principle of prudence and creditor protection, providing all relevant information to investors in order to facilitate future investment decision-making is a primary emphasis of U.S. GAAP.

**Revenue Recognition**

Under German GAAP, payment terms generally have no impact on revenue recognition. Under SOP 97-2, extended payment terms may indicate that license fees are not fixed and determinable and should therefore be recognized as payments become due.

Generally, we execute software maintenance agreements in conjunction with our software license agreements. Maintenance fees are mostly based upon a standard percentage of the related software license fee. Under German GAAP, the expected costs of the maintenance service are accrued if a free-of-charge service period is provided. SOP 97-2 regards both maintenance fees below the standard percentage and the provision of free maintenance service as discounts to be considered in recognizing software revenue. Therefore, the fair market value of nonstandard maintenance arrangements including free service periods reduces the related software license revenue and is recognized as maintenance revenue when such services are provided in subsequent periods.

**STAR Plan**

Under German GAAP, the compensation expense is recognized over a period beginning with the granting of the STARs and ending with the measurement date. Under U.S. GAAP, the expense is recognized over a period beginning with the granting of the STARs and ending with the payment of the last installment.

**LTI 2000 Plan/SAP SOP 2002**

Under German GAAP, we record expense over the vesting period only to the extent the Company provides shares it acquired from the market to the participant upon conversion or exercise. The expense amount is based upon the intrinsic value of awards on the reporting date. No expense is recorded if the Company issues shares from contingent capital to the participant. Under U.S. GAAP we expense stock options granted under SAP SOP 2002 and LTI 2000 Plan and convertible bonds issued under LTI 2000 over the vesting period based on their fair value on the grant date.

**Goodwill and Intangible Assets**

According to German GAAP, goodwill and intangible assets acquired in business combinations are capitalized and subject to amortization and impairment testing. According to SFAS 142, goodwill and intangible assets with an indefinite life acquired in business combinations are only subject to impairment testing but not to amortization.

**Marketable Securities**

Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or market value at the balance-sheet date. Unrealized losses are included in earnings. Under U.S. GAAP, marketable debt and equity securities are categorized as either trading, available-for-sale, or held-to-maturity. Our marketable equity securities and our debt securities are considered to be available-for-sale and, therefore, are valued under U.S. GAAP at fair market value as of the balance-sheet date. Unrealized gains and losses for available-for-sale securities are reported net of tax in Accumulated other comprehensive income. A writedown in the value through a charge to finance expense occurs if a decline in market value is deemed to be other than temporary, that is, if the fair market value remains below cost for an extended period.

**Derivative Financial Instruments**

Under German GAAP, most derivatives are not recorded on the balance sheet. Unrealized gains are not recognized; unrealized losses are accrued. Under SFAS 133, derivatives are recorded on the balance sheet at their fair value. Gains or losses on derivatives qualifying as cash flow hedges are reported in Accumulated other comprehensive income net of tax and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

**Treasury Stock**

According to German GAAP, treasury stock is considered a marketable security and is valued at the lower of cost or market at the balance-sheet date. Unrealized and realized losses and realized gains are included in earnings. Under U.S. GAAP, treasury stock is recorded at cost within shareholder's equity. Changes in value, whether realized or unrealized, are not recognized.

## (37) SUBSIDIARIES, EQUITY METHOD INVESTMENTS, AND OTHER INVESTMENTS

| as of December 31, 2006 | Ownership | Sales revenues in 2006[1] | Net income/ loss (-) for 2006[1] | Equity as of Dec. 31, 2006[1] | Number of employees as of Dec. 31, 2006[2] |
|---|---|---|---|---|---|
| Name and location of company | % | €(000) | €(000) | €(000) | |
| **I. Subsidiaries** | | | | | |
| **Germany** | | | | | |
| SAP Deutschland AG & Co. KG, Walldorf | 100 | 1,997,142 | 495,912 | 986,055 | 3,263 |
| SAP Systems Integration AG, Dresden[4], [5] | 97 | 338,765 | 51,013 | 385,324 | 1,618 |
| SAP Hosting AG & Co. KG, St. Leon-Rot[6] | 100 | 72,874 | 4,452 | 10,299 | 226 |
| Steeb Anwendungssysteme GmbH, Abstatt[7] | 100 | 61,626 | 5,785 | 12,245 | 198 |
| SAP Passau GmbH & Co. KG, Passau | 100 | 8,558 | 403 | 403 | 0 |
| Virsa Deutschland GmbH, Walldorf[3], [4] | 100 | 185 | - 138 | - 120 | 0 |
| SAP Beteiligungs GmbH, Walldorf | 100 | 3 | 2 | 38 | 0 |
| SAP Projektverwaltungs und Beteiligungs GmbH, Walldorf[4], [7] | 100 | 0 | 26,902 | 355,849 | 0 |
| SAP Dritte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf[3], [4], [7] | 100 | 0 | 8,802 | 490,414 | 0 |
| SAP Portals Europe GmbH, Walldorf[4] | 100 | 0 | 2,221 | 116,696 | 0 |
| SAP Beteiligungsverwaltungs GmbH, Walldorf | 100 | 0 | 22 | 106 | 0 |
| SAP Investment- und Beteiligungs GmbH, Walldorf | 100 | 0 | 0 | 35 | 0 |
| eSAP Beteiligungs GmbH, Walldorf | 100 | 0 | 0 | 28 | 0 |
| SAP Hosting Beteiligungs GmbH, St. Leon-Rot | 100 | 0 | 0 | 26 | 0 |
| SAP Foreign Holdings GmbH, Walldorf | 100 | 0 | 0 | 26 | 0 |
| SAP Vierte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf[3] | 100 | 0 | 0 | 25 | 0 |
| SAP Consulting Beteiligungs GmbH, Walldorf | 100 | 0 | - 1 | 26 | 0 |
| SAP Zweite Beteiligungs- und Vermögensverwaltung GmbH, Walldorf[3], [7] | 100 | 0 | - 1 | 24 | 0 |
| SAP Portals Holding Beteiligungs GmbH, Walldorf[4] | 100 | 0 | - 3 | 639,600 | 0 |
| SAP Erste Beteiligungs- und Vermögensverwaltung GmbH, Walldorf[3], [7] | 100 | 0 | - 37 | 804,813 | 0 |
| SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf | 100 | 0 | - 416 | 15,623 | 0 |
| **Rest of Europe, Middle East, Africa** | | | | | |
| SAP (UK) Limited, Feltham, Great Britain | 100 | 505,175 | 64,137 | 114,949 | 675 |
| SAP France S.A., Paris, France | 100 | 406,557 | 26,831 | 60,446 | 573 |
| SAP (Schweiz) AG, Biel, Switzerland | 100 | 389,327 | 66,622 | 89,020 | 562 |
| S.A.P. ITALIA Sistemi Applicazioni Prodotti in data processing S.p.A., Milan, Italy[4] | 100 | 250,421 | 19,172 | 129,268 | 404 |
| S.A.P. Nederland B.V., 's-Hertogenbosch, The Netherlands[4] | 100 | 248,169 | 30,765 | 153,231 | 387 |
| SAP Österreich GmbH, Vienna, Austria | 100 | 167,845 | 13,763 | 45,778 | 459 |
| SAP España Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain[4] | 100 | 155,892 | 16,397 | 86,563 | 342 |
| Limited Liability Company "SAP CIS", Moscow, Russia | 100 | 153,549 | 21,549 | 58,933 | 420 |
| SYSTEMS APPLICATIONS AND PRODUCTS IN DATA PROCESSING (NV SAP BELGIUM SA), Brussels, Belgium[4] | 100 | 138,491 | 6,135 | 41,969 | 243 |
| SAP Danmark A/S, Copenhagen, Denmark | 100 | 110,324 | 13,454 | 21,819 | 163 |
| Systems Applications Products (Africa) (Pty) Ltd, Johannesburg, South Africa | 100 | 103,135 | 9,232 | 10,842 | 284 |

## as of December 31, 2006

| Name and location of company | Ownership | Sales revenues in 2006[1] | Net income/ loss (-) for 2006[1] | Equity as of Dec. 31, 2006[1] | Number of employees as of Dec. 31, 2006[2] |
|---|---|---|---|---|---|
| | % | €(000) | €(000) | €(000) | |
| SAP ČR, spol. s.r.o., Prague, Czech Republic | 100 | 95,702 | 15,460 | 37,264 | 186 |
| SAP Svenska Aktiebolag, Stockholm, Sweden | 100 | 86,738 | 4,272 | 12,566 | 108 |
| SAP Finland Oy, Espoo, Finland | 100 | 72,626 | 7,937 | 19,612 | 95 |
| SAP Norge AS, Lysaker, Norway | 100 | 58,383 | 4,156 | 14,235 | 94 |
| SAP Portugal - Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Paço de Arcos, Portugal | 100 | 53,822 | 4,599 | 29,331 | 150 |
| SAP SSC (Ireland) Limited, Dublin, Ireland | 100 | 51,088 | 1,792 | 20,492 | 731 |
| SAP Portals Israel Ltd., Ra'anana, Israel[4] | 100 | 47,429 | 10,367 | 22,011 | 271 |
| SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft, Budapest, Hungary | 100 | 44,675 | 1,252 | 12,884 | 370 |
| SAP Public Services (Pty) Ltd, Johannesburg, South Africa[4] | 70 | 43,593 | 3,852 | 16,730 | 42 |
| SAP Polska Sp. z o.o., Warsaw, Poland | 100 | 43,172 | 3,381 | 14,393 | 133 |
| SAP Labs Israel Ltd., Ra'anana, Israel | 100 | 34,453 | 515 | 3,642 | 334 |
| SAP Slovensko s.r.o., Bratislava, Slovakia | 100 | 29,330 | 2,807 | 17,676 | 115 |
| SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey | 100 | 23,491 | 1,821 | 5,286 | 49 |
| SAP HELLAS SYSTEMS APPLICATIONS AND DATA PROCESSING S.A. Athens, Greece | 100 | 22,294 | 374 | - 846 | 55 |
| SAP LABS France S.A.S., Mougins, France | 100 | 17,593 | 2,576 | 7,260 | 169 |
| SAP Business Services Center Europe s.r.o., Prague, Czech Republic | 100 | 17,128 | 381 | 421 | 248 |
| Limited Liability Company "SAP Ukraine", Kiev, Ukraine | 100 | 14,123 | 1,784 | 6,433 | 37 |
| SAP Ireland Limited, Dublin, Ireland | 100 | 12,934 | 911 | - 1,138 | 19 |
| SAP Slovenia d.o.o., Ljubljana, Slovenia | 100 | 11,840 | 497 | 4,323 | 26 |
| SAP Labs Bulgaria EOOD, Sofia, Bulgaria | 100 | 11,404 | 399 | 1,075 | 318 |
| SAP d.o.o., Zagreb, Croatia | 100 | 8,904 | 599 | 1,046 | 15 |
| SAP Kazakhstan LLP, Almaty, Kazakhstan | 100 | 6,798 | 507 | 1,116 | 15 |
| SAP Romania SRL, Bucharest, Romania | 100 | 6,419 | 709 | 869 | 24 |
| SAP BULGARIA EOOD, Sofia, Bulgaria[4] | 100 | 4,766 | 438 | 631 | 6 |
| SAP Manage Ltd, Ra'anana, Israel | 100 | 2,883 | - 791 | 409 | 38 |
| SAP EMEA Inside Sales S.L., Barcelona, Spain[3] | 100 | 2,681 | 64 | 67 | 43 |
| TomorrowNow (UK) Ltd., Feltham, Great Britain[4] | 100 | 2,663 | - 894 | - 2,024 | 14 |
| SAP West Balkans LLC, Belgrade, Yugoslavia[3] | 100 | 2,581 | 1,021 | 1,076 | 0 |
| Systems Applications Products Nigeria Limited, Abuja, Nigeria[4] | 100 | 2,046 | 515 | - 1,130 | 4 |
| SAP CYPRUS LTD, Nicosia, Cyprus[4] | 100 | 1,503 | - 1 | - 2,118 | 2 |
| TomorrowNow Nederland B.V., Amsterdam, The Netherlands | 100 | 1,025 | - 364 | - 451 | 7 |
| Virsa Systems Limited, Berkshire, Great Britain[3], [4] | 100 | 579 | - 247 | - 100 | 0 |
| Khimetrics LTD, London, Great Britain[3], [4] | 100 | 90 | - 17 | - 16 | 0 |
| SAP Commercial Services Ltd., Valetta, Malta[3] | 100 | 0 | 0 | 1 | 0 |
| SAP Malta Investments Ltd., Valetta, Malta[3] | 100 | 0 | 0 | 1 | 0 |
| SAP Public Services BEE Investment Trust (Pty) Ltd i.L., Johannesburg, South Africa[4] | 100 | 0 | 0 | 0 | 0 |
| Ithingcom (Pty) Ltd, Johannesburg, South Africa[4] | 100 | 0 | 204 | - 73 | 0 |
| Ambin Properties (Pty) Ltd, Johannesburg, South Africa[4] | 100 | 0 | - 104 | - 298 | 0 |

as of December 31, 2006

| Name and location of company | Ownership % | Sales revenues in 2006[1] €(000) | Net income/ loss (–) for 2006[1] €(000) | Equity as of Dec. 31, 2006[1] €(000) | Number of employees as of Dec. 31, 2006[2] |
|---|---|---|---|---|---|
| **Americas** | | | | | |
| SAP America, Inc., Newtown Square, Pennsylvania, USA | 100 | 2,510,817 | 244,053 | 1,386,355 | 4,362 |
| SAP Labs, LLC, Palo Alto, California, USA[4] | 100 | 322,513 | 8,424 | 70,226 | 1,438 |
| SAP Canada Inc., Toronto, Canada | 100 | 304,681 | 3 | 134,744 | 880 |
| SAP Brasil Ltda, São Paulo, Brazil | 100 | 214,640 | 17,085 | 49,898 | 581 |
| SAP Public Services, Inc., Washington, D.C., USA[4] | 100 | 199,590 | 21,357 | 226,428 | 237 |
| SAP Global Marketing Inc., New York, New York, USA | 100 | 166,936 | 2,167 | 13,496 | 315 |
| SAP México S.A. de C.V., Mexico City, Mexico | 100 | 140,245 | 10,709 | 25,470 | 300 |
| SAP Andina y del Caribe, C.A., Caracas, Venezuela | 100 | 103,805 | 4,341 | 17,874 | 239 |
| SAP ARGENTINA S.A., Buenos Aires, Argentina | 100 | 67,356 | 3,325 | 14,111 | 272 |
| SAP Retail, Inc., Scottsdale, Delaware, USA[3, 4] | 100 | 51,452 | 16,751 | 369,390 | 294 |
| SAP Governance Risk & Compliance, Inc., Fremont, California, USA[3, 4] | 100 | 42,793 | 9,588 | 308,959 | 137 |
| SAP International, Inc., Miami, Florida, USA[4] | 100 | 28,504 | 1,161 | 5,729 | 49 |
| TomorrowNow, Inc., Bryan, Texas, USA[4] | 100 | 10,585 | - 6,107 | 369 | 116 |
| Triversity Corporation, Bristol, Pennsylvania, USA[4] | 100 | 8,351 | 1,577 | 5,829 | 0 |
| SAP Government Support and Services, Inc., Newtown Square, Pennsylvania, USA[4] | 100 | 3,534 | - 308 | - 982 | 20 |
| Frictionless Commerce, Inc., Cambridge, Massachusetts, USA[3, 4] | 100 | 2,972 | - 3,297 | 34,489 | 0 |
| SAP Georgia LLC, Newtown Square, Pennsylvania, USA[4] | 100 | 615 | 492 | 11,221 | 0 |
| SAP Properties, Inc., Newtown Square, Pennsylvania, USA[4] | 100 | 365 | - 225 | 5,572 | 0 |
| Khimetrics Canada, Inc., Montreal, Canada[3, 4] | 100 | 59 | 3 | 4 | 0 |
| SAP Financial Inc., Toronto, Canada[4] | 100 | 0 | 30,819 | 36,669 | 0 |
| SAP Investments, Inc., Wilmington, Delaware USA[4] | 100 | 0 | 22,860 | 564,843 | 0 |
| 110405, Inc., Palo Alto, California, USA | 100 | 0 | 0 | 15,862 | 0 |
| Frictionless Foreign Holding Company, Cambridge, Massachusetts, USA[3] | 100 | 0 | 0 | 0 | 0 |
| **Asia Pacific Japan** | | | | | |
| SAP JAPAN Co., Ltd., Tokyo, Japan | 100 | 447,999 | 32,468 | 182,819 | 1,239 |
| SAP Australia Pty Limited, Sydney, Australia | 100 | 203,086 | 15,672 | 66,905 | 415 |
| SAP INDIA SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING PRIVATE LIMITED, Bangalore, India | 100 | 128,321 | 34,116 | 84,723 | 605 |
| SAP (Beijing) Software System Co., Ltd., Beijing, China | 100 | 121,564 | 16,026 | 34,311 | 1,265 |
| SAP Asia Pte Ltd, Singapore | 100 | 97,416 | 4,719 | 8,335 | 410 |
| SAP Labs India Private Limited, Bangalore, India | 100 | 86,047 | 3,490 | 11,984 | 3,250 |
| SAP Korea Ltd., Seoul, Korea | 100 | 81,990 | 8,578 | 14,238 | 180 |
| SAP MALAYSIA SDN BHD, Kuala Lumpur, Malaysia | 100 | 36,218 | 3,804 | 13,554 | 131 |
| SAP TAIWAN CO., LTD., Taipeih, Taiwan | 100 | 23,644 | 3,095 | 14,308 | 50 |
| SAP New Zealand Limited, Auckland, New Zealand | 100 | 22,826 | 3,151 | 13,564 | 39 |
| SAP HONG KONG CO. LIMITED, Hong Kong, China | 100 | 21,045 | 2,453 | 7,224 | 50 |
| SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand | 100 | 19,477 | 2,896 | 19,841 | 32 |

## as of December 31, 2006

| Name and location of company | Ownership % | Sales revenues in 2006[1] €(000) | Net income/ loss (-) for 2006[1] €(000) | Equity as of Dec. 31, 2006[1] €(000) | Number of employees as of Dec. 31, 2006[2] |
|---|---|---|---|---|---|
| PT SAP Indonesia, Jakarta, Indonesia | 100 | 10,242 | 1,932 | 12,307 | 37 |
| SAP PHILIPPINES, INC., Makati, Philippines | 100 | 9,633 | 1,677 | 5,912 | 25 |
| TIM System Inc., Seoul, Korea[4] | 100 | 2,831 | 73 | 16,484 | 32 |
| TomorrowNow Singapore Pte Ltd., Singapore[4] | 100 | 958 | - 838 | - 1,142 | 13 |
| TomorrowNow Australia Pty Ltd, Sydney, Australia[3] | 100 | 514 | - 97 | - 98 | 7 |
| Virsa Systems Private Limited, Chandigarh, India[3, 4] | 100 | 175 | - 150 | - 113 | 0 |
| Virsa Systems Australia Pty Ltd, Varity Lakes, Australia[3, 4] | 100 | 9 | 214 | 377 | 0 |
| SAPMarkets Asia Pacific Solutions Pte Ltd, Singapore | 100 | 0 | 190 | - 7,146 | 0 |
| Triversity Asia/Pacific PTY Limited i.L., Sydney, Australia[4] | 100 | 0 | 0 | 0 | 0 |
| SAP INDIA (HOLDING) PTE LTD, Singapore | 100 | 0 | - 12 | 273 | 0 |
| **II. Equity Method Investments** | | | | | |
| Global Virtual Marketplace GmbH i.L., Munich, Germany | 50 | 0 | 46 | - 750 | 0 |
| Pandesic LLC i.L., Newtown Square, Pennsylvania, USA[4] | 50 | 0 | 0 | 0 | 0 |
| Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil[4] | 17 | 10,755 | 127 | 162 | 0 |
| ArisGlobal Holdings, LLC, Stamford, Connecticut, USA[3, 4] | 16 | 22,647 | 1,994 | 8,982 | 575 |
| Greater Pacific Capital (Cayman), L.P., George Town, Cayman Islands[3] | 6 | no data available | | | |

## as of December 31, 2006

| Name and location of company |
| --- |
| **III. Other Investments (ownership 5 or more percent)** |
| Abaco Mobile, Inc., Alpharetta, Georgia, USA |
| Apriso Corporation, Long Beach, California, USA |
| Avokia, Inc., Toronto, Canada |
| Dacos Software GmbH, Saarbrücken, Germany |
| Datria Systems, Inc., Englewood, Colorado, USA |
| Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern, Germany |
| Factory Logic, Inc., Austin, Texas, USA |
| Grau DataStorage AG, Schwäbisch Gmünd, Germany |
| HUBWOO.com SA, Paris, France |
| Human Resource Management & Consulting Co., Ltd., Tokyo, Japan |
| Ignite Technologies, Inc., Frisco, Texas, USA |
| iTAC Software AG, Dernbach, Germany |
| Metallect Corp., Plano, Texas, USA |
| MVP Strategic Partnership Fund GmbH & Co. KG, Munich, Germany |
| Onventis GmbH, Stuttgart, Germany |
| OpsTechnology, Inc., San Francisco, California, USA |
| Orbian Corporation Ltd., Hamilton, Bermuda, USA |
| Particle Computer GmbH, Karlsruhe, Germany |
| Powersim Corporation, Herndon, Virginia, USA |
| Questra Corporation, Reedwood City, California, USA |
| Revo Systems Corporation, Chelmsford, Massachusetts, USA |
| Realize Corporation, Tokyo, Japan |
| Selero, Inc., Denver, Colorado, USA |
| SocialText, Inc., Palo Alto, California, USA |
| SupplyOn AG, Hallbergmoos, Germany |
| T3C, Inc., Mountain View, California, USA |
| Venture-Capital Beteiligung GbR mbH, Stuttgart, Germany |
| Visiprise, Inc., Alpharetta, Georgia, USA |
| VoiceObjects Inc., San Mateo, California, USA |

[1] These figures are based on our local U.S. GAAP financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the consolidated financial statements. The translation of the equity into group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss

[2] As of December 31, 2006, including managing directors.

[3] Consolidated for the first time in 2006.

[4] Represents a wholly or majority owned entity of a subsidiary

[5] Publicly traded

[6] A portion of SAP's external hosting revenue is not included here but in the revenue figures of the subsidiaries which sell the services to the customers.

[7] Company with profit and loss transfer agreement.

Walldorf, March 7, 2007

SAP AG
Walldorf, Baden

Executive Board

Kagermann

Agassi

Apotheker

Brandt

Heinrich

Oswald

Zencke

# FINANCIAL STATEMENTS OF SAP AG - SHORT VERSION

**Prepared in accordance with German GAAP (HGB)**

## INCOME STATEMENT

| | 2006 | 2005 |
|---|---|---|
| | €(000) | €(000) |
| Total revenue | 4,124,469 | 3,780,683 |
| Other operating income | 320,160 | 280,292 |
| Cost of services and materials | - 1,406,305 | - 1,211,127 |
| Personnel expenses | - 933,466 | - 847,484 |
| Depreciation and amortization | - 119,636 | - 206,672 |
| Other operating expenses | - 1,098,237 | - 897,114 |
| Finance income | 706,699 | 641,154 |
| Income from ordinary activities | 1,593,684 | 1,539,732 |
| Income taxes | - 409,250 | - 468,200 |
| Net income | 1,184,434 | 1,071,532 |

## BALANCE SHEET

| | 12/31/2006 | 12/31/2005 |
|---|---|---|
| | €(000) | €(000) |
| Intangible assets | 188,452 | 103,067 |
| Property, plant, and equipment | 762,096 | 673,992 |
| Financial assets | 2,308,995 | 1,749,301 |
| Fixed assets | 3,259,543 | 2,526,360 |
| Inventories | 3,634 | 3,569 |
| Accounts receivable | 1,862,017 | 1,630,584 |
| Marketable securities | 1,998,316 | 855,204 |
| Liquid assets | 874,522 | 1,704,375 |
| Non-fixed assets | 4,738,489 | 4,193,732 |
| Deferred taxes | 28,465 | 43,479 |
| Prepaid expenses and deferred charges | 28,551 | 26,591 |
| Total assets | 8,055,048 | 6,790,162 |
| | | |
| Shareholders' equity | 5,252,181 | 4,464,495 |
| Reserves and accrued liabilities | 746,291 | 856,064 |
| Other liabilities | 2,053,416 | 1,465,184 |
| Deferred income | 3,160 | 4,419 |
| Total shareholders' equity and liabilities | 8,055,048 | 6,790,162 |

The complete financial statements and unqualified auditor's report for SAP AG are filed with the operator of the electronic version of the Bundesanzeiger (German Federal Gazette), which publishes them and forwards them to the Unternehmensregister (German Companies Register). They can be obtained from SAP AG on request

# FIVE-YEAR SUMMARY

## SAP GROUP

| (in millions of €, unless otherwise stated) | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| **Revenue and income** | | | | | |
| **Software revenue** | 2,291 | 2,147 | 2,361 | 2,783 | 3,072 |
| – thereof EMEA | 1,387 | 1,245 | 1,292 | 1,393 | 1,531 |
| – thereof Americas | 629 | 627 | 780 | 1,027 | 1,149 |
| – thereof Asia Pacific Japan | 275 | 275 | 289 | 363 | 392 |
| **Product revenue** | 4,714 | 4,716 | 5,184 | 5,958 | 6,605 |
| **Total revenue** | 7,413 | 7,025 | 7,514 | 8,513 | 9,402 |
| % product revenue | 64% | 67% | 69% | 70% | 70% |
| **Operating income** | 1,626 | 1,724 | 2,018 | 2,331 | 2,565 |
| Operating margin in % | 22% | 25% | 27% | 27% | 27% |
| Stock-based compensation charges | 36 | 130 | 38 | 45 | 99 |
| Acquisition-related charges | 26 | 26 | 30 | 34 | 43 |
| **Adjusted operating income**[1] | 1,688 | 1,880 | 2,086 | 2,410 | 2,707 |
| Adjusted operating margin[1] | 23% | 27% | 28% | 28% | 29% |
| Interest income, net | 25 | 43 | 56 | 90 | 122 |
| Financial income, net | - 555 | 16 | 41 | 10 | 12 |
| **Income before income taxes** | 1,108 | 1,777 | 2,073 | 2,316 | 2,675 |
| Profit sales ratio (income before income taxes as a percentage of total revenue) | 15% | 25% | 28% | 27% | 28% |
| Return on equity (net income as a percentage of average equity) | 17% | 33% | 32% | 29% | 31% |
| Income taxes | - 599 | - 693 | - 757 | - 817 | - 802 |
| **Net income** | 509 | 1,077 | 1,311 | 1,496 | 1,871 |
| **Liquidity and Cash flow** | | | | | |
| Net cash provided by operating activities | 1,681 | 1,499 | 1,845 | 1,608 | 1,847 |
| Net cash used in investing activities | - 326 | - 1,193 | - 748 | - 583 | - 134 |
| Net cash used in/provided by financing activities | - 936 | - 315 | - 388 | - 555 | - 1,375 |
| Cash and cash equivalents | 842 | 839 | 1,506 | 2,064 | 2,399 |
| Short-term investments | n/a | n/a | n/a | 1,782 | 931 |
| Group liquidity (cash and cash equivalents/ short-term investments): 2002–2004 Liquid assets | 1,238 | 2,096 | 3,197 | 3,846 | 3,330 |
| Days sales outstanding (DSO) | 87 | 78 | 71 | 68 | 68 |

[1] Excluding stock-based compensation and acquisition-related charges.

## SAP GROUP

| (in millions of €, unless otherwise stated) | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| **Assets and Equity** | | | | | |
| Accounts receivable | 1,967 | 1,771 | 1,929 | 2,250 | 2,440 |
| Current assets | 3,512 | 5,380 | 4,850 | 6,520 | 6,324 |
| Long-term assets | 2,097 | 946 | 2,735 | 2,520 | 3,179 |
| Current liabilities (including deferred income) | 2,397 | 2,237 | 2,592 | 2,743 | 2,773 |
| Long-term liabilities (including deferred income and minority interest) | 339 | 379 | 399 | 515 | 594 |
| **Shareholders' equity (incl. temporary equity)** | 2,872 | 3,709 | 4,594 | 5,782 | 6,136 |
| **Total assets** | 5,609 | 6,326 | 7,585 | 9,040 | 9,503 |
| Equity ratio (Equity as a percentage of the Total assets) | 51% | 59% | 61% | 64% | 65% |
| Debt-equity ratio (Liabilities as a percentage of Total assets) | 49% | 41% | 39% | 36% | 35% |
| Purchase of intangible assets, property, plant, and equipment (incl. acquisitions) | 309 | 275 | 338 | 498 | 908 |
| Depreciation and amortization | 221 | 216 | 210 | 204 | 214 |
| Depreciation and amortization as a % of purchase | 72% | 78% | 62% | 41% | 24% |
| **Employees[1] and personnel expenses** | | | | | |
| Number of employees, year-end | 28,797 | 29,610 | 32,205 | 35,873 | 39,355 |
| Number of employees, annual average | 29,054 | 29,098 | 31,224 | 34,550 | 38,053 |
| Personnel expenses | 2,965 | 2,937 | 2,968 | 3,372 | 3,833 |
| Personnel expenses – excluding stock-based compensation | 2,930 | 2,807 | 2,930 | 3,327 | 3,734 |
| Personnel expenses per employee – excluding stock-based compensation in thousands of € | 101 | 96 | 94 | 96 | 98 |
| **Research and development expenses** | | | | | |
| Research and development expenses | 909 | 872 | 908 | 1,089 | 1,335 |
| as a percentage of total revenue | 12% | 12% | 12% | 13% | 14% |
| Number of employees in R&D, year-end[2] | 7,966 | 8,854 | 9,882 | 11,629 | 11,801 |

[1] Based on full-time equivalents.

## SAP GROUP

| (in millions of €, unless otherwise stated) | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| **Financial performance measures** | | | | | |
| Shares outstanding as of year-end[3] | 1,259,852 | 1,261,656 | 1,264,016 | 1,265,832 | 1,267,537 |
| Weighted average shares - basic[3] | 1,252,064 | 1,243,124 | 1,243,209 | 1,239,264 | 1,226,263 |
| Earnings per share in €[3] | 0.41 | 0.87 | 1.05 | 1.21 | 1.53 |
| Stock-based compensation per share in €[3, 4] | 0.02 | 0.07 | 0.02 | 0.02 | 0.06 |
| Acquisition-related charges per share in €[3, 4] | 0.01 | 0.01 | 0.02 | 0.02 | 0.02 |
| Impairment-related charges per share in €[3, 4] | 0.33 | 0.01 | 0.00 | 0.00 | 0.00 |
| Adjusted earnings per share[3, 5] | 0.77 | 0.96 | 1.09 | 1.25 | 1.61 |
| Weighted average shares - diluted[3] | 1,255,920 | 1,245,636 | 1,248,623 | 1,243,342 | 1,231,650 |
| Earnings per share - diluted in €[3] | 0.41 | 0.87 | 1.05 | 1.20 | 1.52 |
| Dividend per common share in €[3, 6] | 0.15 | 0.20 | 0.28 | 0.36 | 0.46 |
| Dividend distributions[6] | 186 | 249 | 340 | 447 | 560 |
| Dividend distributions as a percentage of net income[6] | 37% | 23% | 26% | 30% | 30% |
| Stock prices at year-end - common share in €[3] | 18.88 | 33.29 | 32.85 | 38.29 | 40.26 |
| Stock prices - common share - peak in €[3] | 44.08 | 33.50 | 35.68 | 39.11 | 46.86 |
| Stock prices - common share - lowest in €[3] | 10.41 | 16.91 | 29.03 | 27.66 | 34.56 |
| Market capitalization in billions of € | 23.8 | 42.0 | 41.5 | 48.5 | 51.0 |
| Return on SAP common shares 1 year investment period in %[7] | - 49.04 | 80.28 | - 1.32 | 17.75 | 6.00 |
| Return on SAP common shares 5 years investment period in %[7] | - 4.05 | 2.10 | - 3.80 | 4.96 | 2.60 |
| Return on SAP common shares 10 years investment period in %[7] | 29.19 | 36.75 | 22.88 | 15.60 | 16.90 |
| Cash earnings according to DVFA/SG | 1,374 | 1,478 | 1,606 | 1,783 | 2,095 |

[3] All amounts shown reflect the issuance of bonus shares at a 1-to-3 ratio under the capital increase described in Note 23. Prior period amounts have been adjusted accordingly.
[4] Net of taxes.
[5] Excluding stock-based compensation, acquisition-related and impairment-related charges.
[6] For the year 2005 proposed dividend and based on 2005 closing level of Treasury stock.
[7] Assuming all dividends are reinvested (no tax credit).

# Financial Calendar

## 2007

**April 20**
Preliminary results for the first quarter of 2007

**May 10**
Annual General Meeting of Shareholders,
Mannheim, Germany

**May 11**
Dividend payment

**July 19**
Preliminary results for the second quarter of 2007,
Analyst conference

**October 18**
Preliminary results for the third quarter of 2007

## 2008

**January 30**
Preliminary results for fiscal year 2007,
Press and analyst conference and teleconference

**May 28**
Annual General Meeting of Shareholders,
Mannheim, Germany

**May 29**
Dividend payment

# Addresses

**Group Headquarters**

SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany

Tel. +49 6227 74 74 74
Fax +49 6227 75 75 75
E-mail info@sap.com
Internet www.sap.com

The addresses of all our international subsidiaries and sales partners are on the Internet at www.sap.com/contactsap.

**For more information about the matters discussed in this Annual Report, contact:**

**INVESTOR RELATIONS**
Europe and Asia:
Tel. +49 6227 74 15 51
Fax +49 6227 74 08 05
E-mail investor@sap.com
Internet www.sap.com/investor
Americas:
Tel. +1 877 727 78 62
Fax +1 212 653 96 02
E-mail investor@sap.com
Internet www.sap.com/investor

**PRESS**
Tel. +49 6227 74 63 11
Fax +49 6227 74 63 31
E-mail press@sap.com
Internet www.sap.com/press

# Publications for Shareholders

The following publications are available from SAP Investor Relations:

- **SAP Group Annual Report** (in English or German)
- **Annual Report on Form 20-F** (in English)
- **SAP AG Statutory Financial Statements and Review of Operations** (in German)
- **SAP Quarterly Reports** (in English or German)
- **SAP INVESTOR magazine** (in English or German)

All of these documents, plus financial data spreadsheets and other shareholder services, are also available on the Internet at www.sap.com/investor, or in German at www.sap.de/investor.

Full information on the governance of SAP is available at www.sap.com/corpgovernance
Materials include:

- SAP's Articles of Incorporation
- SAP's Principles of Corporate Governance
- German Stock Corporation Act, Section 161, Declaration Concerning SAP AG's Implementation of the German Corporate Governance Code
- SAP's Principles of Corporate Governance
- SAP's Code of Business Conduct
- Information about the management of the company, including the directors on the governing bodies
- Details of the directors' dealings in SAP shares
- Shareholder meeting papers and ballot results

# Imprint

**PUBLISHER**
SAP AG
Global Communications

**DESIGN AND PRODUCTION**
Kuhn, Kammann & Kuhn AG, Cologne, Germany

**PHOTOGRAPHY**
Claudia Kempf, Wuppertal, Germany (back cover, page 5 and 6)
Wolfram Scheible, Stuttgart, Germany (page 4)
Uta Rademacher, Berlin, Germany (page 57)

**PHOTOGRAPHY REFERENCE CUSTOMERS**
Lenovo (page 3 to 6)
Kaupthing Bank (page 9 to 13)
Procter & Gamble (page 15 to 19)
Jon Hicks/CORBIS (page 21)
Jose Fuste Raga/CORBIS (page 22)
Bruce Sutherland (page 23 to 24)

**PRINTING**
ColorDruck GmbH, Leimen, Germany



**SAP AG**
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany

END

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